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TABLE OF CONTENTS 2

As Filed With the Securities and Exchange Commission on December 22, 2010

Registration No. 333-170100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to

Form S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

OnCure Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8011 (Primary Standard Industrial Classification Code Number)	20-5211697 (I.R.S. Employer Identification Number)

188 Inverness Drive West, Suite 650
Englewood, Colorado 80112
(303) 643-6500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Russell D. Phillips, Jr.
Executive Vice President, General Counsel and Chief Compliance Officer
OnCure Holdings, Inc.
18100 Von Karman Ave., Suite 450
Irvine, CA 92612
(949) 863-8820
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick H. Shannon
Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, DC 20004
(202) 637-1028

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

  ☐
  Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

  CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

11 3/4% Senior Secured Notes due 2017	$210,000,000	100%	$210,000,000(1)	$14,973.00(3)

Guarantees related to the 11 3/4% Senior Secured Notes due 2017(2)	N/A	N/A	N/A	N/A

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933, as amended (the "Securities Act"), exclusive of any accrued interest.

Each of the Co-Registrants listed on the "Table of Co-Registrants" on the following page will guarantee on an unconditional basis the obligations of OnCure Holdings, Inc. under the 11 3/4% Senior Secured Notes due 2017.

(2)
No separate consideration will be received for the guarantees and, therefore, no additional fee is required.

(3)
Previously paid.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

(Continued on next page)

Table of Co-Registrants

Name	State or Jurisdiction of Formation	Primary Standard Industrial Classification Code Number	IRS Employer Number
Oncure Medical Corp.	Delaware	8011	59-3191053
Fountain Valley & Anaheim Radiation Oncology Centers, Inc.	California	8011	33-0303999
Jaxpet, LLC	Florida	8011	06-1731932
Jaxpet/Positech, LLC	Florida	8011	59-3658952
Manatee Radiation Oncology, Inc.	Florida	8011	47-0943848
MICA FLO II, Inc.	Delaware	8011	94-3323431
Mission Viejo Radiation Oncology Medical Group, Inc.	California	8011	77-0163523
Pointe West Oncology, LLC	Delaware	8011	65-0344963
Radiation Oncology Center, LLC	California	8011	77-0448888
U.S. Cancer Care, Inc.	Delaware	8011	65-0793730
USCC Acquisition Corp.	Delaware	8011	94-3302679
USCC Florida Acquisition Corp.	Delaware	8011	94-3310485
USCC Healthcare Management Corp.	California	8011	54-3456788
Sarasota Radiation & Medical Oncology Center, Inc.	Florida	8011	59-1664395
Venice Oncology Center, Inc.	Florida	8011	59-3155471
Englewood Oncology, Inc.	Florida	8011	65-0367072
Charlotte Community Radiation Oncology, Inc.	Florida	8011	65-0607550
Interhealth Facility Transport, Inc.	Florida	8011	59-2001243
Sarasota County Oncology, Inc.	Florida	8011	65-0455920
Santa Cruz Radiation Oncology Management Corp.	California	8011	94-2612410
Coastal Oncology, Inc.	California	8011	95-3116166

The information in this prospectus is not complete and may be changed. We may not sell these securities or accept any offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 22, 2010

PROSPECTUS

ONCURE HOLDINGS, INC.

OFFER TO EXCHANGE

$210,000,000 principal amount of its 11 3/4% Senior Secured Notes due 2017 which have been registered under the Securities Act,
for any and all of its outstanding 11 3/4% Senior Secured Notes due 2017

The Exchange Offer:

  •
  OnCure Holdings, Inc. is offering to exchange all of its outstanding 11 3/4% Senior Secured Notes due 2017, referred to as the private notes, that are validly tendered and not validly withdrawn for an equal principal amount of 11 3/4% Senior Secured Notes due 2017, referred to as the exchange notes, that are, subject to specified conditions, freely transferable. We refer to the private notes and the exchange notes collectively in this prospectus as the notes.

  •
  The exchange offer expires at 5:00 p.m., New York City time, on                    , 2011, unless extended. We do not currently intend to extend the expiration date.

  •
  You may withdraw tenders of private notes at any time prior to the expiration date of the exchange offer.

  •
  Neither we nor the guarantors will receive any cash proceeds from the exchange offer.

The Exchange Notes:

  •
  We are offering exchange notes to satisfy certain obligations under the Registration Rights Agreement entered into in connection with the private offering of the private notes.

  •
  The terms of the exchange notes are substantially identical to the private notes, except that the exchange notes will have been registered under the Securities Act and will not be subject to restrictions on transfer under the Securities Act.

  •
  The exchange notes will be governed by the same indenture that governs the private notes.

  •
  The exchange notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis, by each of our existing and future domestic restricted subsidiaries, other than certain immaterial subsidiaries.

  •
  We do not plan to list the exchange notes on a national securities exchange or automated quotation system.

        Investing in the exchange notes involves risks. See "Risk Factors" beginning on page 21 of this prospectus.

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes as required by applicable securities laws and regulations. The letter of transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale for such period of time as such broker-dealers must comply with the prospectus delivery requirements of the Securities Act in order to resell the exchange notes. See "Plan of Distribution."

        Neither the Securities and Exchange Commission nor any state securities commission has approved of the notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2011.

        We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

        This prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information in this prospectus is current only as of the date on its cover and may change after that date.

MARKET AND INDUSTRY DATA

        Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data is also based on our good faith estimates, which are derived from management's review of internal data and information, as well as the independent sources listed above.

BASIS OF PRESENTATION

        Unless the context indicates otherwise, references to "we," "our," "us," "Oncure" and the "Company" refer to OnCure Holdings, Inc. and its consolidated subsidiaries, except in the section entitled "Description of Exchange Notes." References to "Oncure Medical" refer to our wholly-owned subsidiary, Oncure Medical Corp. References to the "guarantors" refer to our domestic restricted subsidiaries that will guarantee the exchange notes.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains certain forward-looking statements concerning our current expectations, estimates and projections about our operations, industry, financial condition and liquidity. Such statements are based on current expectations, and are not strictly historical statements. In some cases, you can identify forward-looking statements by terminology such as "if," "may," "should," "believe," "anticipate," "future," "forward," "potential," "estimate," "reinstate," "opportunity," "goal," "objective," "exchange," "growth," "outcome," "could," "expect," "intend," "plan," "strategy," "provide," "commitment," "result," "seek," "pursue," "ongoing," "include" or in the negative of such terms or comparable terminology. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors" herein. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

        Forward-looking statements include, among other things, general market conditions, competition and pricing and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this prospectus under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

        Factors and risks that could cause actual results or circumstances to differ materially from those set forth or contemplated in forward looking statements include those set forth in "Risk Factors."

        As such, actual results or circumstances may vary materially from such forward-looking statements or expectations. Readers are also cautioned not to place undue reliance on these forward-looking statements which speak only as of the date these statements were made. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

i

SUMMARY

        The following summary contains select information about our business and this offering, but it is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the related notes. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

Company Overview

        We operate radiation oncology treatment centers for cancer patients. We contract with radiation oncology medical groups, which we refer to as our affiliated physician groups, and their radiation oncologists through long-term management services agreements, or MSAs, to offer cancer patients a comprehensive range of radiation oncology treatment options, including most traditional and next generation services. We currently provide services to a network of 14 affiliated physician groups that treat cancer patients at our 37 radiation oncology treatment centers, making us one of the largest strategically located networks of radiation oncology service providers. We believe that our physician business model, market leadership in targeted geographic regions, clinical technological equipment, strong track record of treatment center operating performance and experienced management team provides us with a significant competitive advantage in the radiation therapy market.

        We typically lease the facilities where our radiation oncology treatment centers are located and own or lease all of the equipment and leasehold improvements at these centers. Through our MSAs, we provide our affiliated physician groups use of these facilities, certain clinical services of our treatment center staff, and administer the non-medical business functions of our treatment centers, such as physician succession planning, technical staff recruiting, marketing, managed care contracting, receivables management and compliance, purchasing, information systems, accounting and human resource management. Our affiliated physician groups and their physicians retain full control over the clinical aspects of patient care. This structure is designed to allow our affiliated physician groups to focus primarily on providing patient care and treatment center growth including expansion of their group's services.

        Our MSAs have an average term of 10 years and are generally renewable for an additional five year period. Pursuant to the MSAs, our affiliated physician groups pay us a management fee that generally represents a fixed percentage of the group's earnings. We believe this MSA structure allows us to ensure the affiliated physician group's business interests are aligned with our own. We estimate that approximately 99% of our affiliated physician groups' revenues depend on reimbursement by third party payors, including government payors.

        We believe that we attract and retain leading radiation oncology groups and their physicians largely due to this business model, the benefits of scale and our commitment to clinical excellence. By establishing relationships with highly qualified, well-respected radiation oncology groups and their physicians, we believe that we receive ongoing benefits as a result of giving referring physicians, their patients and third party payors a high level of confidence in the clinical capabilities of our groups.

        We have built a provider network focused on targeted geographic regions and believe we have established leading market positions within these regions. Our network of 37 treatment centers is located in 37 markets and includes 15 treatment centers in California, 18 treatment centers in Florida and four treatment centers in Indiana. Based on our estimate of the number of freestanding, or non-

hospital based, treatment centers, we believe we operate the most centers in California and the second most centers in Florida.

        We believe these two states are two of the most attractive markets in the United States for cancer treatment providers due to the large and growing senior populations and the high incidence of cancer. Our targeted regional focus is designed to allow us to build a leading market presence that enables us to drive efficiencies through economies of scale and fixed cost leverage. In addition, we believe our significant position in local markets creates strong barriers to entry.

        We currently have MSAs with 14 affiliated physician groups consisting of approximately 70 physicians, who on average have over 15 years of experience. There are currently five treatment centers that operate with only one full-time radiation oncologist. Our affiliated physician groups operating at any single physician treatment center, maintain adequate physician coverage in the absence of the regular full-time radiation oncologist by contracting for the services of a part-time radiation oncologist or locum tenens, or, if necessary, radiation oncologists within our affiliated physician groups will travel between more than one treatment center to treat patients and maintain appropriate coverage. We actively assist our affiliated physician groups in identifying new radiation oncologists to join their groups.

        We believe that our treatment centers are fitted with clinical technological equipment that allows our affiliated physician groups to provide cancer patients the highest quality of care through clinically advanced treatment options. The early and continual adoption of cutting-edge technology by the physicians in our affiliated physician groups has enabled rapid sharing of this knowledge and best practices across the network to drive superior clinical results. Early adoption and appropriate utilization of these next generation technologies has resulted in more attractive reimbursement rates for our affiliated physician groups. We believe our clinical technological equipment provides us with a significant competitive advantage in attracting new physician groups and is appealing to referral sources, patients and payors.

        We have built a network of radiation oncology treatment centers that has resulted in increased net revenue and growth in Adjusted EBITDA (as defined below under "—Summary Consolidated Financial and Other Data"). Since the beginning of 2007, we have acquired 11 new treatment centers. Between fiscal years 2007 to 2009, our net revenue, operating income and Adjusted EBITDA have grown at compounded annual growth rates of 11.6%, 65.2% and 14.0%, respectively, through a combination of organic growth and acquisitions. For the year ended December 31, 2009, our net revenue, operating income and Adjusted EBITDA were $106.8 million, $20.1 million and $39.5 million, respectively.

        For the nine months ended September 30, 2010, our net revenue, operating income and Adjusted EBITDA were $74.2 million, $6.0 million and $26.7 million, respectively, compared to $81.8 million, $16.6 million and $30.6 million, respectively, for the same period in 2009. The year-over-year decline in net revenue, operating income and Adjusted EBITDA was principally due to a decrease in patient treatments as a result of broad economic factors and the replacement of treatment equipment at two single treatment centers, which caused a temporary closure of one center and reduced utilization at the second treatment center. Due to the geographic location of one of these treatment centers, we were unable to transfer patients from that temporarily closed center to our other treatment centers. One of the two centers returned to normal operations in May 2010 and the other returned to normal operations in August 2010.

        We have an experienced oncology management team, with an average of over 20 years of healthcare management experience between our Chief Executive Officer, Chairman and top five executives. This team has consistently demonstrated an ability to grow through the acquisition of treatment centers and organic growth as well as an ability to implement necessary changes to improve operational results. When we refer to our acquisition of a treatment center, we are referring to the process whereby we acquire all of the outstanding assets at an existing treatment center and assume the existing lease, or enter into a new lease, relative to the facility. In connection with our acquisition of the assets, we enter into an MSA with the radiation oncology group to provide them use of the facilities, certain clinical services of our treatment center staff, and for us to administer the non-medical business functions of the treatment center.

        We believe that attractive long-term trends in our industry, our business model with affiliated physician groups who have long term marketing presence and reputations and our market position align us well for continued future growth.

Industry Overview

        According to the American Cancer Society, or ACS, over 19 million cancer cases have been diagnosed in the United States since 1990, with an estimated 1.5 million cases to be diagnosed in 2010. Approximately 77% of all cancer cases are currently being diagnosed in people over the age of 55. As the United States population and, in particular, the baby boomer generation ages, the number of cancer diagnoses are expected to continue to increase. The states in which we operate collectively represented approximately 19% of United States cancer cases in 2009 (California approximately 10%, Florida approximately 7% and Indiana approximately 2%).

        The United States radiation therapy market was estimated to be approximately $8 billion in 2007. The market's growth has been driven by an aging population, which is more likely to develop cancer, along with the development of radiation technologies that are effective in treating a greater range of cancer diagnoses. The radiation therapy market in the United States is highly fragmented with over 2,200 locations at which radiation therapy is provided. Free-standing radiation oncology treatment centers have grown in prevalence from approximately 400 in 1990 to over 1,000 in 2007. We believe that this growth has been driven by patients' desire to receive radiation oncology treatments, which are typically given daily over a four- to nine-week period, at specialized centers that are convenient and located in their communities. Many of these free-standing treatment centers can benefit from professional management competencies such as physician succession planning, technical staff recruiting, marketing, managed care contracting, receivables management and compliance, purchasing, information systems, accounting and human resource management, and thus look to contract with networks like ours.

        Cancer can be treated using a variety of methods. Although the majority of cancer patients receive radiation therapy, individuals diagnosed with cancer may elect to undergo surgery, chemotherapy and/or biological therapy in conjunction with, or instead of, radiation therapy. Radiation therapy is used to treat nearly two-thirds of all cancer patients in the United States. Radiation therapy is often curative with patients in whom cancer is localized and has not metastasized. Cancer patients are typically referred to a treatment center or radiation oncologist by medical oncologists, breast surgeons, general surgeons, urologists, family practice and internal medicine physicians in addition to other physician specialties and payor sources. Physicians advise patients to choose the type of treatment or combination of treatments based upon the type of cancer, the stage of development and the expected impact on the patients' and their caregivers' quality of life, including potential side effects, family stress and economic consequences.

        Delivery of a beam of radiation at a targeted tumor area is currently the dominant treatment used in radiation oncology. Conventional Beam Treatment is delivered with limited precision and can expose patients to relatively high levels of radiation. The evolution of cancer research and technological advances have produced increasingly effective methods of radiation oncology treatment, including Intensity Modulated Radiation Therapy and Image Guided Radiation Therapy, which deliver the necessary doses of radiation in a more targeted manner, thus minimizing the harm to healthy organs and related tissues impacted by the tumor. The advancements in cancer targeting also result in fewer side effects and complications, enhancing a patient's overall quality of life. These technological advances are further supported by payor approval of new cancer indications and diagnoses. We also believe that the discovery and utilization of new, innovative means of radiation therapy delivery and the increased awareness of next generation cancer therapy treatments by physicians and patients will continue to increase the use of radiation therapy for treating many types of cancer.

        We expect future growth in the radiation therapy market to be driven by:

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  increasing incidence of cancer associated with the aging of the population;

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  advancing deployment and acceptance of radiation equipment technologies that increase the number of treatable cancer patients;

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  new and more effective treatment technologies that achieve better patient results with fewer side effects and that have more attractive reimbursement levels;

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  increasing physician and patient familiarity with the various cancer treatment options available, thus leading to greater demand for next generation therapies that prevent healthy tissue damage and improve quality of life; and

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  continuing payor acceptance of evolving science and treatment technologies in radiation oncology, thereby leading to their approval of reimbursement for additional diagnoses and indications.

Our Services

        Radiation oncology treatments are primarily performed with a linear accelerator, or linac, which uses high-energy photons or electrons to destroy the tumor. Courses of treatment typically last from four to nine weeks. In advance of the actual treatments, a typical patient is provided the following services: (i) the patient is examined, counseled and advised of treatment options by a radiation oncologist; (ii) the agreed upon course of treatment is planned by a physicist under the oncologist's direction; (iii) a trained dosimetrist designs and verifies that the treatment plan's radiation dose and targeting are properly calibrated in the software that controls the linac; (iv) a trained radiation therapy technologist assists the patient to, and positions the patient on, the linac and (v) the technologist verifies the planned dose and beam target before delivering the radiation oncology treatment. Many of our radiation oncology treatment centers also offer support services designed to enhance the patient experience such as support groups, psychological and nutritional counseling and transportation assistance.

        Each of our centers is designed to provide a comprehensive array of outpatient programs necessary to treat a cancer patient with radiation therapy. Of the 37 treatment centers, 33 are equipped with a linac that we own or lease. Our centers provide a wide variety of radiation oncology services, including:

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  Conventional Beam Therapy, or CBT:  The dominant form of radiation oncology treatment, which results in relatively high radiation exposure with limited precision. CBT enables radiation oncologists to utilize linac machines to direct radiation beams at the tumor location. These services are provided by all of our centers.

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  Intensity Modulated Radiation Therapy, or IMRT:  Enables radiation oncologists to adjust the intensity of the radiation dose and conform the beam along the entire surface of the tumor. IMRT can also be programmed to angle beams of radiation around normal tissue, thereby sparing healthy organs and reducing side effects. These services are provided by all of our centers.

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  Image Guided Radiation Therapy, or IGRT:  Enables radiation oncologists to utilize imaging at the time of treatment to localize tumors and to accurately conform to the contour of a tumor from any angle. These services are provided by 21 of our centers.

        In addition to the above mentioned therapies, we also offer other advanced services at various of our centers, including:

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  Positron Emission Tomography—Computed Tomography, or PET/CT:  Involves the injection of radioactive isotopes into a patient to obtain images of metabolic physiologic processes. The application of PET in the detection of cancer has become significant in the last two years, as it is the first diagnostic procedure that can detect and monitor a patient's metabolic malignancies. PET/CT provides information that is not available with other medical imaging and combines the metabolic cancer cells detection of PET with an anatomical picture of the tumor on a CT. These services are provided by seven of our centers.

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  High Dose Rate Brachytherapy:  Enables radiation oncologists to treat cancer by internally delivering higher doses of radiation directly to the cancer. These services are provided by 17 of our centers.

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  Simulation, Dosimetry and Three Dimensional Conformal Treatment Planning:  Permits accurate, three-dimensional rendering of the tumor and surrounding normal organs in order to facilitate an efficient treatment plan maximizing radiation exposure of cancerous tissue and minimizing exposure of healthy tissue. These services are provided by all of our centers.

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  Prostate Implantation:  Involves the use of palladium and iodine "seeds" and other radioactive implants (radioactive isotopes) in the treatment of prostate cancer while sparing the nearby organs and structures. These services are provided by 19 of our centers.

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  Stereotactic Radiosurgery, or SRS:  Enables delivery of concentrated, precise, high dose radiation beams to localized tumors. Historically, SRS was used primarily for contained lesions of the brain, but recent advancements in imaging technologies have allowed more types of tumors to be targeted, therefore broadening the use of stereotactic radiosurgery for extra-cranial cancers. These services are provided by five of our centers.

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  Cyber Knife:  A SRS device with a linac mounted on a robotic arm. Through the use of image guidance cameras, the cyber knife system locates the position of the tumor. The linac attached to the robotic arm delivers multiple beams of radiation that converge at the tumor site. Thus, the tumor receives a concentrated dose of radiation while minimizing exposure to surrounding normal tissue. With sub-millimeter accuracy, the cyber knife is used to treat vascular abnormalities, tumors and cancers of the body. These services are provided by our Southside joint venture.

Competitive Strengths

        We have developed a broad range of capabilities that we believe provide us with significant competitive advantages, including:

        Physician Business Model that Aligns Incentives.    We contract with physicians in a managed services model. We currently contract with 14 affiliated physician groups consisting of approximately 70 physicians, who on average have over 15 years of experience. We enter into MSAs with established radiation oncology groups to realize the value of ongoing patient referral streams and managed care relationships.

        Clinical Technological Equipment.    We provide the patients of our affiliated physician groups with a broad spectrum of radiation therapy options, including many advanced treatment options that are not otherwise available or offered by other providers in our markets. Our treatment centers are equipped with clinical technological equipment, which allow our affiliated physician groups to provide cancer patients the highest quality of care through clinically advanced treatment options.

        Market Leader in Targeted Geographic Regions.    Our network of 37 treatment centers is located in 37 markets and includes 15 treatment centers in California, 18 treatment centers in Florida and four treatment centers in Indiana. Based on our estimate of the number of freestanding, or non-hospital based, treatment centers, we believe we operate the most centers in California and the second most in Florida.

        Strong Track Record of Same-Center Operating Performance.    We have had significant success driving same-center operating performance improvement through leveraging our strong physician buisness model, proactive referral marketing programs, managed care contracting strategies, sharing knowledge, leadership and resources among our treatment centers and our physician and staff recruiting expertise. Furthermore, our willingness and ability to invest in and implement new state-of-the-art equipment has helped drive substantial same-center growth by enabling appropriate utilization of advanced technology which has resulted in more favorable reimbursement rates.

        Growing Business with Strong and Predictable Cash Flow.    Between fiscal years 2007 and 2009, we experienced compounded annual growth in net revenue, operating income and Adjusted EBITDA (as defined below under the caption "—Summary Historical and Consolidated Financial Data"). We believe there are several underlying factors that contribute to the stability and growing performance of our business. We expect that these factors, combined with our moderate maintenance capital expenditures and minimal working capital needs, will result in strong and predictable free cash flow generation.

        Strong and Diversified Business and Payor Mix.    Our affiliated physician groups have a broad range of payors and referral sources, and provide treatment across a wide spectrum of cancer diagnoses. Reimbursements are widely diversified among payor sources. This payor diversity mitigates exposure to possible unfavorable reimbursement trends by any one payor or payor class. Given that we are focused on a variety of cancer diagnoses, we believe we have a highly attractive treatment mix. Our operations are further diversified by the breadth of our affiliated physician groups' referral sources.

        Proven and Experienced Management Team.    We are led by a dedicated and highly experienced senior management team with significant expertise and industry knowledge. Over the past decade, our executive management team has successfully overseen continued growth and operational improvement in oncology centers. This team has developed a systematic approach to business operations and has a core competency in integrating newly acquired treatment centers.

Our Business Strategy

        We believe we are well positioned to leverage our physician business model, management expertise and infrastructure to increase our market share within our established geographic regions and selectively expand into new regions. Key elements of our business strategy include:

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  continuing opportunity with next generation therapies;

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  focusing on quality of care;

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  focusing on same-center operating performance;

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  expanding by acquisitions in targeted geographic regions; and

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  developing new treatment centers and pursuing additional joint venture opportunities.

Risks Affecting Us

        Our business is subject to numerous risks, as more fully described in the section entitled "Risk Factors." You should carefully consider such risks in connection with your investment in us. Our principal risks include:

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  We depend on revenues generated by our affiliated physician groups from Medicare and Medicaid programs for a significant amount of our net revenue and our business could be materially harmed by any changes that result in reimbursement reductions;

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  If revenues generated by our affiliated physician groups by managed care organizations and other third-party payors decrease, our net revenue and profitability would be adversely affected;

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  Our treatment centers are concentrated in Florida and California, which makes us particularly sensitive to regulatory, economic and other conditions that affect those states;

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  Pressure to control healthcare costs could have a negative impact on our results;

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  Reforms to the United States healthcare system may adversely affect our business; and

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  Radiation therapy is a highly competitive business and our centers face competition from hospitals, other practitioners and other operators of radiation oncology treatment centers.

Our Sponsor

        Genstar Capital LLC, or Genstar, is a private equity investment firm that makes leveraged investments in quality companies. Genstar works in partnership with management to create value over the long-term. With approximately $3 billion of capital under management and significant experience operating and investing in businesses, Genstar and its limited partner affiliates deliver the advantages of expertise, experience and patient capital to portfolio companies.

        Genstar has a research-based, industry-focused approach to investing, believing that significant value can be created by combining strong management with businesses that participate in sectors that have the potential for significant growth. Genstar looks to invest in or acquire companies with $50 million to $1 billion in revenue and commits equity to investments in a variety of growth, buyout, recapitalization and consolidation transactions. Genstar focuses on companies in the healthcare services, life sciences, business services and industrial technology sectors. Within healthcare services, Genstar has made multiple investments in industry segments that capitalize on an aging demographic, including alternate site care, health and wellness services, health plan services and senior care services. Genstar believes it has generated industry-leading returns for its realized healthcare investments.

Our Company

        We were founded in 1998. Our principal executive offices are located at 188 Inverness Drive West, Suite 650, Englewood, Colorado 80112. The telephone number for our principal executive offices is (303) 643-6500. Our Internet address is www.oncure.com. This Internet address is provided for informational purposes only. The information at this Internet address is not a part of this prospectus.

THE EXCHANGE OFFER

        The following summary contains basic information about the exchange offer and the exchange notes. It does not contain all the information that is important to you. For a more complete understanding of the exchange notes, please refer to the sections of this prospectus entitled "The Exchange Offer" and "Description of Exchange Notes."

The Exchange Offer	We are offering to exchange an aggregate of $210.0 million principal amount of exchange notes for $210.0 million principal amount of the private notes.

To exchange your private notes, you must properly tender them, and we must accept them. You may tender outstanding private notes only in denominations of the principal amount of $2,000 and integral multiples of $1,000 in excess thereof. Subject to the satisfaction or waiver of the conditions to the exchange offer, we will exchange all private notes that you validly tender and do not validly withdraw before 5:00 p.m., New York City time, on the expiration date. We will issue registered exchange notes promptly after the expiration of the exchange offer.

The form and terms of the exchange notes will be substantially identical to those of the private notes except that the exchange notes will have been registered under the Securities Act and will not be subject to restrictions on transfer under the Securities Act. Therefore, the exchange notes will not be subject to certain contractual transfer restrictions, registration rights and certain additional interest provisions applicable to the private notes prior to consummation of the exchange offer.

Resale of Exchange Notes

We believe that, if you are not a broker-dealer, you may offer exchange notes (together with the guarantees thereof) for resale, resell and otherwise transfer the exchange notes (and the related guarantees) without complying with the registration and prospectus delivery requirements of the Securities Act if you:

• acquired the exchange notes in the ordinary course of business;

•       are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a "distribution" (as defined under the Securities Act) of the exchange notes; and

• are not an "affiliate" (as defined under Rule 405 of the Securities Act) of ours or any guarantor.

If any of these conditions are not satisfied, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Our belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on the interpretations of the SEC given to other, unrelated issuers in transactions similar to this exchange offer. We cannot assure you that the SEC would take the same position with respect to this exchange offer.

Broker-Dealers

Each broker-dealer that receives exchange notes for its own account in exchange for private notes, where the private notes were acquired by it as a result of market-making activities or other trading activities, may be deemed to be an "underwriter" within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. However, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2010, unless we extend it.
Withdrawal

You may withdraw your tender of private notes under the exchange offer at any time before the exchange offer expires. Any withdrawal must be in accordance with the procedures described in "The Exchange Offer—Withdrawal Rights."

Procedures for Tendering Private Notes	Each holder of private notes that wishes to tender private notes for exchange notes pursuant to the exchange offer must, before the exchange offer expires, either:
• transmit a properly completed and duly executed letter of transmittal, together with all other documents required by the letter of transmittal, including the private notes, to the exchange agent; or

•       if private notes are tendered in accordance with book-entry procedures, arrange with The Depository Trust Company, or DTC, to cause to be transmitted to the exchange agent an agent's message indicating, among other things, the holder's agreement to be bound by the letter of transmittal, or comply with the procedures described below under "—Guaranteed Delivery."
A holder of private notes that tenders private notes in the exchange offer must represent, among other things, that:
• the holder is not an "affiliate" of ours or any guarantor as defined under Rule 405 of the Securities Act;

• the holder is acquiring the exchange notes in its ordinary course of business;

•       the holder is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the exchange notes within the meaning of the Securities Act;

•       if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of the exchange notes; and

• the holder is not acting on behalf of any person who could not truthfully make the foregoing representations.

Do not send letters of transmittal, certificates representing private notes or other documents to us or DTC. Send these documents only to the exchange agent at the address given in this prospectus and in the letter of transmittal.

Special Procedures for Tenders by Beneficial Owners of Private Notes	If
• you beneficially own private notes;
• those private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian; and
• you wish to tender your private notes in the exchange offer,

you should contact the registered holder as soon as possible and instruct it to tender the private notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

Guaranteed Delivery

If you hold private notes in certificated form or if you own private notes in the form of a book-entry interest in a global note deposited with the trustee, as custodian for DTC, and you wish to tender those private notes but

• your private notes are not immediately available; or
• you cannot deliver the private notes, the letter of transmittal or other required documents to the exchange agent on or prior to the expiration date, you may tender your private notes in accordance with the procedures described in "The Exchange Offer—Procedures for Tendering Private Notes—Guaranteed Delivery."

Consequences of Not Exchanging Private Notes

If you do not tender your private notes or we reject your tender, your private notes will remain outstanding and will continue to be subject to the provisions in the indenture regarding the transfer and exchange of the private notes and the existing restrictions on transfer set forth in the legends on the private notes. In general, the private notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of private notes will not be entitled to any further registration rights under the Registration Rights Agreement. We do not currently anticipate that we will take any action following the consummation of the exchange offer to register any of the remaining private notes under the Securities Act.

You do not have any appraisal or dissenters' rights in connection with the exchange offer.
Material United States Federal Income Tax Consequences

Your exchange of private notes for exchange notes will not be treated as a taxable exchange for United States federal income tax purposes. For a discussion of the material United States federal income tax consequences relating to the notes, see "Material United States Federal Income Tax Consequences."

Conditions to the Exchange Offer

The exchange offer is subject to the conditions that it will not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.
Acceptance of Private Notes and Delivery of Exchange Notes

Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all private notes properly tendered and not validly withdrawn prior to 5:00 p.m., New York City, time on the expiration date of the exchange offer. We will complete the exchange offer and issue the exchange notes promptly after the expiration of the exchange offer.

Exchange Agent

Wilmington Trust FSB is serving as exchange agent for the exchange offer. The address and the facsimile and telephone numbers of the exchange agent are provided in this prospectus under "The Exchange Offer—Exchange Agent" and in the letter of transmittal.

THE EXCHANGE NOTES

        The summary below describes the principal terms of the exchange notes. The financial terms and covenants of the exchange notes are the same as the private notes. Some of the terms and conditions described below are subject to important limitations and exceptions. You should carefully read the "Description of Exchange Notes" section of this prospectus for a more detailed description of the exchange notes.

        The exchange offer applies to the $210.0 million principal amount of the private notes outstanding as of the date hereof. The form and the terms of the exchange notes will be identical in all material respects to the form and the terms of the private notes except that the exchange notes will have been registered under the Securities Act and will not be subject to restrictions on transfer under the Securities Act.

        The exchange notes evidence the same debt as the private notes exchanged for the exchange notes and will be entitled to the benefits of the same indenture under which the private notes were issued, which is governed by New York law. See "Description of Exchange Notes."

Issuer	OnCure Holdings, Inc.
Notes Offered	$210.0 million aggregate principal amount of 11 3/4% Senior Secured Notes due 2017.
Maturity Date	May 15, 2017.
Interest Rate	We will pay interest on the exchange notes at an annual interest rate of 11 3/4%.
Interest Payment Dates
We will make interest payments on the exchange notes semi-annually in arrears on each May 15 and November 15, beginning November 15, 2010. Interest will accrue from the issue date of the exchange notes.
Guarantees
The exchange notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of our existing and future domestic restricted subsidiaries, other than certain immaterial subsidiaries.
Security
The exchange notes and the guarantees will be secured by a security interest in substantially all of our and the guarantors' assets, subject to certain exceptions. Pursuant to the terms of an intercreditor agreement, such liens will be contractually subordinated to liens thereon that will secure our revolving credit facility, which our wholly owned subsidiary, Oncure Medical, entered into concurrently with the consummation of the offering of the private notes.
Ranking
The exchange notes and the guarantees will rank senior in right of payment to all of our and the guarantors' future subordinated indebtedness and pari passu in right of payment with all of our and the guarantors' future senior indebtedness, including indebtedness under our revolving credit facility. The exchange notes and the guarantees will be effectively subordinated, however, to indebtedness under our revolving credit facility to the extent of the value of the collateral securing our revolving credit facility.

Optional Redemption	On or after May 15, 2014, we may redeem some or all of the exchange notes at the redemption prices set forth under "Description of Exchange Notes." Prior to May 15, 2013, we may, at our option, redeem up to 35% of the aggregate principal amount of the exchange notes at the premium set forth under "Description of Exchange Notes" with the net cash proceeds of certain equity offerings.
Change of Control Offer
If we experience certain change-of-control events, the holders of the exchange notes will have the right to require us to purchase their notes at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.
Asset Sale Offer
Upon certain asset sales, we may be required to offer to use the net proceeds of the asset sale to purchase some of the exchange notes at 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.
Certain Covenants	The indenture governing the exchange notes will, among other things, limit our ability and the ability of our restricted subsidiaries to:
• incur or guarantee additional indebtedness or issue disqualified capital stock;
• transfer or sell assets;
• pay dividends or make distributions, redeem subordinated indebtedness, make certain types of investments or make other restricted payments;
• create or incur liens;
• incur dividend or other payment restrictions affecting certain subsidiaries;
• consummate a merger, consolidation or sale of all or substantially all of our assets;
• enter into transactions with affiliates;
• designate subsidiaries as unrestricted subsidiaries;
• engage in a business other than a business that is the same or similar to our current business or a reasonably related businesses; and
• take or omit to take any actions that would adversely affect or impair in any material respect the collateral securing the notes.
These covenants will be subject to a number of important exceptions and qualifications. See "Description of Exchange Notes—Certain Covenants."

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.
No Public Market
The exchange notes are a new issue of securities and will not be listed on any securities exchange or included in any automated quotation system. The initial purchaser has advised us that it intends to make a market in the exchange notes. The initial purchaser is not obligated to make a market in the exchange notes, however, and any such market may be discontinued by the initial purchaser in its discretion at any time without notice. See "Plan of Distribution."
Exchange Offer; Registration Rights	In connection with the sale of the private notes, we entered into a Registration Rights Agreement with the initial purchaser of the private notes in which we agreed to:

•       file one or more registration statements no later than 270 days after the closing of the offering of the private notes, enabling holders of the private notes to exchange their unregistered notes for registered, publicly tradable notes with substantially identical terms;

• cause the registration statement to become effective within 330 days after the closing of the offering of the private notes;
• consummate the exchange offer within 30 business days after the registration statement is required to be declared effective; and
• file a shelf registration statement for the resale of the private notes if we cannot effect the exchange offer within the time periods listed above.

The interest rate on the notes will increase by 0.25% per annum for the first 90 day period following a default of the registration obligations, increasing by an additional 0.25% per annum for each subsequent 90 day period, up to a maximum of 1.0% per annum.

After the exchange offer has been consummated, the Equity Interests of a Restricted Subsidiary will constitute Collateral only to the extent that such Equity Interests can secure the notes without Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Restricted Subsidiary to be filed with the SEC (or any other governmental agency). See "The Exchange Offer—Purpose of the Exchange Offer" and "Description of Notes—Registration Rights."
Book-Entry	Initially, the exchange notes will be represented by one or more global notes in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of DTC.

SUMMARY HISTORICAL AND CONSOLIDATED FINANCIAL DATA

        The following summary consolidated financial and other data as of December 31, 2007, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009, are derived from our audited consolidated financial statements as of such date and for such periods, which are included elsewhere in this prospectus. The following summary consolidated financial and other data as of September 30, 2010 and for each of the nine months ended September 30, 2009 and 2010 are derived from our unaudited consolidated financial statements as of such date and for such periods, which are included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial information includes all adjustments considered necessary for a fair presentation of this information. The selected financial information for the nine months ended September 30, 2010 is not necessarily indicative of the results of operations that can be expected for the year ended December 31, 2010 or for any other interim period. You should read this summary consolidated financial and other data together with "Non-GAAP Financial Measures," "Risk Factors," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2010	2007	2008	2009
	(unaudited)
	(in thousands)
Statement of Operations:
Net revenues	$81,766	$74,152	$85,718	$108,684	$106,757
Cost of operations:
Salaries and benefits	27,318	26,582	33,533	37,933	35,738
Depreciation and amortization	14,118	13,830	15,662	18,110	18,718
General and administrative expenses	23,742	27,753	29,134	39,696	32,138

Total operating expenses	65,178	68,165	78,329	95,739	86,594

Income from operations	16,588	5,987	7,389	12,945	20,163
Other income (expense):
Interest expense	(12,647)	(16,206)	(17,486)	(18,258)	(16,726)
Debt extinguishment cost	—	(2,932)	—	—	—
Loss on interest rate swap	(746)	(267)	(1,860)	(3,372)	(916)
Equity interest in net earnings of joint venture	616	382	959	1,144	738
Interest and other (expense) income	(240)	(322)	(52)	200	(250)

Total other expense	(13,017)	(19,345)	(18,439)	(20,286)	(17,154)

Income (loss) before income taxes	3,571	(13,358)	(11,050)	(7,341)	3,009
Income tax (expense) benefit	(1,963)	4,880	3,920	2,990	(1,654)

Income (loss) from continuing operations	1,608	(8,478)	(7,130)	(4,351)	1,355
Discontinued operations, net of tax:
Impairment loss resulting from discontinued operations	—	—	—	(4,065)	—
Income from discontinued operations	—	—	155	29	—

Net income (loss)	$1,608	$(8,478)	$(6,975)	$(8,387)	$1,355

Statement of Cash Flows Data:
Net cash flows provided by (used in):
Operating activities	$12,219	$15,932	$11,562	$10,720	$16,873
Investing activities	(4,522)	(3,311)	(26,438)	(59,254)	(5,974)
Financing activities	(14,010)	(320)	15,179	56,873	(14,880)
Capital expenditures	5,494	3,850	8,064	14,190	7,177
Other Financial Statistics:
Adjusted EBITDA(1)	$30,629	$26,691	$30,395	$39,144	$39,520

		As of December 31,
	As of September 30, 2010
		2007	2008	2009
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,666	$1,007	$9,346	$5,365
Property and equipment, net	36,749	41,313	46,953	41,959
Management service agreements, net	53,626	72,616	65,690	58,769
Total assets	320,878	281,876	332,025	317,186
Total long term debt and capital lease obligations	212,190	159,018	216,783	203,444
Total stockholders' equity	66,198	79,191	71,720	74,102

(1)
Adjusted EBITDA consists of net income as adjusted for depreciation and amortization, interest expense, interest and other income, income taxes, income from discontinued operations, non-cash equity based compensation expense, impairment loss resulting from discontinued operations, loss on interest rate swap, the management fee that we pay to Genstar and for certain other items that we believe are appropriate to manage the business and for the understanding of the reader, as detailed below. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

  We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe this measure is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industries with similar capital structures. We believe issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe that Adjusted EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures for interest are, by definition, available to pay interest, and income tax expense is inversely correlated to interest expense because income tax expense goes down as deductible interest expense goes up and depreciation and amortization are non-cash charges.

  Adjusted EBITDA has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA:

  •
  excludes certain income tax payments that may represent a reduction in cash available to us;

  •
  does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

  •
  does not reflect changes in, or cash requirements for, our working capital needs; and

  •
  does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt, including the notes;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

  •
  is adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

  •
  other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure; and

  •
  we include certain adjustments that may be recurring in nature and may not meet the GAAP definition of infrequent or unusual items, but we believe these items are appropriate to manage the business and for the understanding of the reader.

  Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

  In calculating Adjusted EBITDA, we make certain adjustments that are based on assumptions and estimates. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses, or realize benefits, similar to those adjusted in this presentation. We calculate Adjusted EBITDA in accordance with the debt covenants of our revolving credit agreement and certain adjustments are subject to debt administrator concurrence.

  Adjusted EBITDA is a supplemental measure of our performance and our ability to service debt that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measures derived in accordance with GAAP, or as an alternative to cash flow from operating activities as measures of our liquidity. In addition, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

  The following table reconciles net income to Adjusted EBITDA for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2010	2007	2008	2009
	(unaudited)
	(in thousands)
Net income (loss)	$1,608	$(8,478)	$(6,975)	$(8,387)	$1,355
Depreciation and amortization	14,118	13,830	15,662	18,110	18,718
Interest expense	12,647	16,206	17,486	18,258	16,726
Interest and other income, net	240	322	52	(200)	250
Income tax (benefit) expense	1,963	(4,880)	(3,920)	(2,990)	1,654

EBITDA	30,576	17,000	22,305	24,791	38,703
Plus:
Debt extinguishment cost	—	2,932	—	—	—
Impairment loss resulting from discontinued operations	—	—	—	4,065	—
Income from discontinued operations	—	—	(155)	(29)	—
Stock-based compensation expense	791	574	255	804	944
Loss on interest rate swap(a)	746	267	1,860	3,372	916
Legal expenses and settlements(b)	(4,268)	—	—	2,322	(4,268)
Acquisition audits and related expenses(c)	712	253	—	591	713
Corporate relocation costs(d)	—	—	—	1,110	—
Management fees(e)	1,125	1,125	1,500	1,500	1,500
Severance costs(f)	200	810	3,727	(65)	187
Center closure cost(g)	548	2,722	—	—	—
Other expenses(h)	199	1,008	903	683	825

Adjusted EBITDA	$30,629	$26,691	$30,395	$39,144	$39,520

(a)
Loss on interest rate swap that does not qualify for hedge accounting. See Note 6 of the Notes to our Consolidated Financial Statements included elsewhere in this prospectus.

(b)
Represents legal expenses and proceeds received related to the settlement of litigation.

(c)
Includes $0.3 million and $0.7 million related to one-time acquisition-related audit expenses incurred during 2008 and 2009, respectively; $0.3 million in acquisition-related expenses in 2008; and $0.3 million in acquisition-related expenses for the nine months ended September 30, 2010.

(d)
Represents one-time costs associated with the relocation of our corporate headquarters to Colorado.

(e)
Represents management fees paid to Genstar.

(f)
Represents severance costs related to: the management team transition in 2007; general personnel reductions during 2008 and 2009; and the departure of our former CEO and other workforce reduction costs during the nine months ended September 30, 2010.

(g)
Includes estimated legal costs related to a lease settlement and temporary vault costs during permanent vault construction at one center location.

(h)
Includes $0.5 million of one-time lease-termination costs in 2009, deferred rent amortization of $0.2 million, $0.5 million and $0.3 million in 2007, 2008 and 2009, respectively; other expenses related to discontinued operations of $0.6 million and $0.1 million in 2007 and 2008, respectively; $0.1 million of Genstar acquisition costs in 2007; and $0.5 million conditional management retention expense during the nine months ended September 30, 2010, $0.1 million of cost related to re-organizing physician groups in Florida into a consolidated billing entity during the nine months ended September 30, 2010, and deferred rent amortization of $0.2 million and $0.1 million for the nine months ended September 30, 2009 and 2010, respectively.

RATIO OR DEFICIENCY OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio or deficiency of earnings to fixed charges for the nine months ended September 30, 2009 and 2010 and the years ended December 31, 2005, 2006, 2007, 2008 and 2009. For the purpose of determining the ratio of earnings to fixed charges, "earnings" consist of earnings (loss) before income tax expense (benefit) and fixed charges and "fixed charges" consist of interest expense, including amortization of deferred financing costs, plus the portion of rental expense considered to be representative of an interest factor.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2010	2005	2006	2007	2008	2009
Ratio of earnings to fixed charges	1.26	—	1.29	—	—	—	2.54
Coverage deficiency	—	$(13,202)	—	$(18,082)	$(11,583)	$(7,051)	—

RISK FACTORS

        You should carefully consider the risks described below as well as other information and data included in this prospectus before making a decision to exchange your private notes for the exchange notes in the exchange offer. If any of the events described in the risk factors below occur, our business, financial condition, operating results and prospects could be materially adversely affected, which in turn could adversely affect our ability to repay the notes. The risk factors set forth below are generally applicable to the private notes as well as the exchange notes.

Risks Related to Our Business

We depend on revenues generated by our affiliated physician groups from Medicare and Medicaid programs for a significant amount of our net revenue and our business could be materially harmed by any changes that result in reimbursement reductions.

        Our affiliated physician groups' payor mix is highly focused toward Medicare patients due to the high proportion of cancer patients over the age of 65. We estimate that approximately 50%, 46%, 44%, 43% and 45% of our affiliated physician groups' net revenue for fiscal years 2007, 2008 and 2009, and for the nine month ended September 30, 2009 and 2010, respectively, consisted of payments from Medicare and Medicaid. These government programs generally reimburse on a fee-for-service basis based on a predetermined reimbursement rate schedule. For Medicare, this is referred to as the Medicare Physician Fee Schedule and many state Medicaid programs use a fixed percentage of the Medicare fee schedule as a basis for their reimbursement rate schedule. Medicare reimbursement rates under the Medicare Physician Fee Schedule are updated on an annual basis using a statutory formula that is applied to all physician specialties. Under the existing statutory formula, payments for the past several years would have decreased without congressional intervention and extensions. For example, without congressional intervention for calendar year 2010, the payment amounts were scheduled to have been 21.2% less than 2009 payment amounts for each physician service. Over the years, there have been a number of congressional proposals to revise the statutory formula to avoid the annual decreases, sometimes referred to as the permanent "doctor fix", but to date only temporary legislative measures have been taken. The most recent temporary measure was the Medicare and Medicaid Extenders Act of 2010 which was signed into law on December 15, 2010. This measure extends a prior temporary 2.2% increase in payment rates through 2011. Without this latest measure, the earlier 2.2% increase would have ended on December 31, 2010. According to the Centers for Medicare & Medicaid Services, or CMS, responsible for implementing the Medicare Physician Fee Schedule, had the temporary measure not been enacted, there would have been a projected 24.9% reduction from December 1, 2010 through December 31, 2011. If Congress fails to intervene to prevent the negative update factor for future years through either another temporary measure or a permanent revisions to the statutory formula, the resulting decrease in payment will adversely impact our revenues and results of operations.

        Effective January 1, 2011, CMS made further adjustments to the Medicare Physician Fee Schedule to increase aggregate payments for those physician specialties that have a higher proportion of their payment rates attributable to operating expenses such as equipment and supplies, which includes radiation oncology. In addition, as a result of adjustments to billing codes identified to be misvalued, radiation oncology specialties are also among the entities that will experience decreases in aggregate payment for this reason. Some of these changes will be transitioned over several years, and CMS estimates that the combined impact of both the increases and decreases for 2011 will be net 1% reduction in radiation oncology payments. These estimated impacts are calculated prior to the application of the negative update factor discussed above. At this time, we do not believe that the regulatory changes will have a material impact on our future revenues.

If revenues generated by our affiliated physician groups by managed care organizations and other third-party payors decrease, our net revenue and profitability would be adversely affected.

        We estimate that approximately 49%, 53%, 55%, 56% and 54% of our affiliated physician groups' net revenue for fiscal years 2007, 2008 and 2009, and for the nine months ended September 30, 2009 and 2010, respectively, was derived from payments by third-party payors such as managed care organizations and private health insurance programs. These third-party payors generally pay for the services rendered to an insured patient based upon predetermined rates. Managed care organizations typically pay at lower rates than traditional private health insurance programs. While third-party payor rates are generally higher than government program reimbursement rates, if managed care organizations and other private insurers reduce their rates or our affiliated physician groups experience a significant shift toward additional managed care payors or Medicare or Medicaid reimbursements, then our net revenue and profitability will decline and our operating margins will be reduced. Any inability to maintain suitable financial arrangements with third-party payors could have a material adverse impact on our business.

Our treatment centers are concentrated in Florida and California, which makes us particularly sensitive to regulatory, economic and other conditions that affect those states.

        Our California treatment centers accounted for approximately 60%, 57%, 52%, 52% and 52% of our net revenues during fiscal years 2007, 2008, and 2009, and for the nine months ended September 30, 2009 and 2010, respectively, and our Florida treatment centers accounted for approximately 37%, 35%, 34%, 35% and 34% of our net revenues during fiscal years 2007, 2008, 2009, and for the nine months ended September 30, 2009 and 2010, respectively. If our treatment centers in these states are adversely affected by changes in regulatory, economic and other conditions, our net revenue and profitability may decline.

Pressure to control healthcare costs could have a negative impact on our results.

        One of the principal objectives of managed care organizations (such as health maintenance organizations and preferred provider organizations) is to control the cost of healthcare services. Healthcare providers participating in managed care plans may be influenced to refer patients seeking radiation therapy for their cancer treatment to certain providers depending on the plan in which a covered patient is enrolled. The expansion of health maintenance organizations, preferred provider organizations and other managed care organizations within the geographic areas covered by our treatment centers could have a negative impact on the utilization and pricing of our services, because these organizations may exert greater control over patients' access to radiation therapy services, the selections of the provider of such services and reimbursement rates for those services.

Reforms to the United States healthcare system may adversely affect our business.

        A significant portion of the volume at our treatment centers is derived from government healthcare programs, principally Medicare and Medicaid, which are highly regulated and subject to frequent and substantial changes. We estimate that approximately 44% of our affiliated physician groups' 2009 revenue was derived from government healthcare programs. National healthcare reform remains a focus at the federal level. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the "PPACA").

        We anticipate the Health Care Reform Act will significantly affect how the healthcare industry operates with respect to Medicare, Medicaid and private health insurance. The Health Care Reform Act contains a number of provisions, including those governing fraud and abuse, enrollment in federal healthcare programs, and reimbursement changes, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program. We can give no assurance that the PPACA will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform would affect our business.

We may need to raise additional capital, which may be difficult or impossible to obtain at attractive prices.

        We may need additional capital for growth, acquisitions, development, integration of operations and technology and equipment in the future. Any additional capital could be raised through public or private debt or equity financings. The incurrence of additional debt could increase our interest expense and other debt service obligations and could result in the imposition of additional covenants that restrict our operational and financial flexibility. Additional capital may not be available to us on commercially reasonable terms or at all. The failure to raise additional needed capital could impede the implementation of our operating and growth strategies.

The radiation therapy market is highly competitive.

        Radiation therapy is a highly competitive business. Our treatment centers face competition from hospitals, other practitioners and other operators of radiation oncology treatment centers. Certain of our competitors have longer operating histories and significantly greater financial and other resources than us. Competitors with greater access to financial resources or other operational advantages may enter our markets and compete with us. Such competition may make it more difficult for us to affiliate with additional radiation oncology groups on terms that are favorable to us or maintain our relationships with existing affiliated physician groups, which could adversely affect our business.

We depend on our executive management and our non-executive Chairman and we may be materially harmed if we lose any member of our executive management or our non-executive Chairman.

        We are dependent upon the services of our executive management, especially L. Duane Choate, our President and Chief Executive Officer, Timothy A. Peach, our Chief Financial Officer, William L. Pegler, our Senior Vice President and Chief Operating Officer, Russell D. Phillips, Jr., our Executive Vice President, General Counsel and Chief Compliance Officer, and our non-executive Chairman, Dr. Shyam B. Paryani. We have entered into executive employment agreements with Messrs. Choate, Pegler and Phillips. Because these members of our senior management team and Dr. Paryani have contributed greatly to our growth, their services would be very difficult, time consuming and costly to replace. We do not carry key-man life insurance on our executive management team. The loss of key personnel or our inability to attract and retain qualified personnel could have a material adverse effect on us. A decision by any of these individuals to leave our employ, to compete with us or to reduce his involvement on our behalf, would have a material adverse effect on our business.

If our affiliated physicians groups terminate or decline to renew their management services agreements, or MSAs, with us, we could be seriously harmed.

        The MSAs we enter into with our affiliated physician groups are the result of arms' length negotiations. Under certain circumstances, the affiliated physicians groups are permitted, and may attempt, to terminate their MSAs with us. For example, an MSA can generally be terminated if we commence a voluntary or involuntary case of bankruptcy, fail to perform our duties and responsibilities under the MSA which breaches a material term or condition of the MSA and fail to cure such breach within a specified period, withdraw from participation in the Medicare program, or breach representations and warranties made by us in the MSAs. If any of the larger affiliated physicians groups were to succeed in such a termination, our business could be seriously harmed. For the year ended December 31, 2009, approximately 36% of our net revenue came from management fees received from two of our affiliated physician groups, one of which represents 13% of our revenue and expires in 2011 and one of which represents 23% of our revenue and expires in 2016. We may in the future have disputes with physicians and/or affiliated physicians groups that could result in harmful changes to our relationship with them or a termination of an MSA. Likewise, to the extent that our MSAs with affiliated physician groups expire and are not renewed, our business may be adversely affected. Our 14 MSAs are scheduled to expire periodically between 2011 and 2023, with no more than two expiring in any given year, except 2016 when four will expire.

Current economic conditions could adversely affect our business.

        The economy and capital and credit markets have experienced exceptional turmoil and upheaval. Many major economies worldwide entered significant economic recessions in 2007 and some continue to experience economic weakness. Ongoing concerns about the systemic impact of potential long-term and widespread recession and potentially prolonged economic recovery, volatile energy costs, geopolitical issues, the availability, cost and terms of credit, consumer and business confidence, substantially increased and potentially increasing unemployment rates and the ongoing crisis in the global housing and mortgage markets have all contributed to increased market volatility and diminished expectations for both established and emerging economies. In the second half of 2008, added concerns fueled by government interventions in financial systems led to increased market uncertainty and instability in both the United States and international capital and credit markets. These conditions led to economic uncertainty of unprecedented levels. The availability, cost and terms of credit also have been and may continue to be adversely affected by illiquid markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in many cases cease to provide, credit to businesses and consumers. These factors have led to a substantial and continuing decrease in spending by businesses and consumers over the past two years. Continued turbulence in the United States and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing debt instruments and to access the capital markets and obtain capital lease financing to meet liquidity needs. As of September 30, 2010 we had $212.2 million of total indebtedness of which $206.5 million, net of $3.5 million discount, relates to the notes and matures on May 15, 2017.

Our growth strategy depends in part on our ability to acquire and develop additional treatment centers on favorable terms. If we are unable to do so, our future growth could be limited.

        We may be unable to identify, negotiate and consummate suitable acquisition and development opportunities on reasonable terms. We began operating our first radiation oncology treatment center in 1998, and have grown to operate 37 radiation oncology treatment centers. We expect to continue to add additional treatment centers in our existing and new regional markets. Our growth, however, will depend on several factors, including:

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  our ability to obtain desirable locations for treatment centers in suitable markets;

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  our ability to affiliate with a sufficient number of radiation oncology groups;

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  our ability to obtain adequate financing to fund our growth strategy;

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  our ability to successfully operate under applicable government regulations;

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  environmental risks associated with the disposal of radioactive, chemical and medical waste; and

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  delays that often accompany construction of treatment centers.

Our information systems are critical to our business and a failure of those systems could materially harm us.

        We depend on our ability to store, retrieve, process and manage a significant amount of information, and to provide our treatment centers with efficient and effective accounting, scheduling, billing and treatment planning systems. If our information systems fail to perform as expected, or if we suffer an interruption, malfunction or loss of information processing capabilities, it could have a material adverse effect on our business.

We may be subject to actions for false claims for failure to comply with government coding and billing rules which could harm our business given our role as agent for such physician groups.

        If we, or any of the physician groups with which we contract, fail to comply with federal and state documentation, coding and billing rules, both we and they could be subject to civil and/or criminal penalties, loss of licenses and exclusion from the Medicare and/or Medicaid programs. Approximately 50%, 46%, 44%, 43% and 45% of our affiliated physician groups' net revenue for fiscal years 2007, 2008 and 2009, and for the nine months ended September 30, 2009 and 2010, respectively, consisted of payments from Medicare and Medicaid programs. In billing for services to third-party payors, complex documentation, coding and billing rules must be followed. These rules are based on federal and state laws, rules and regulations, various government pronouncements and industry practice. Failure to follow these rules could result in potential criminal or civil liability under the federal False Claims Act, under which extensive financial penalties can be imposed. It could further result in criminal liability under various federal and state criminal statutes. While we strive to comply with applicable federal and state documentation, coding, and billing requirements, and the charges submitted on behalf of our affiliated physician groups are carefully and regularly reviewed as part of our compliance program, there can be no assurances that governmental investigators, private insurers or private whistleblowers will not challenge these practices. A challenge could result in a material adverse effect on our business.

State law limitations and prohibitions on the corporate practice of medicine and fee splitting may materially harm our business and specify how we can operate.

        State governmental authorities regulate the medical industry and medical practices extensively. Many states have laws and regulations prohibiting the corporate practice of medicine and fee splitting laws which may prohibit us from:

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  employing physicians;

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  practicing medicine, which, in some states, includes operating a radiation oncology practice group;

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  entering into certain types of fee arrangements with physicians;

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  owning or controlling equipment used in a medical practice;

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  setting fees charged for physician services;

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  maintaining a physician's patient records; or

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  controlling the content of physician marketing materials.

        In addition, many states impose limits on the tasks a physician may delegate to other staff members. We have MSAs in states, such as California, Indiana and Florida. California and Indiana prohibit the corporate practice of medicine. Corporate practice of medicine laws and their interpretation vary from state to state, and regulatory authorities enforce them with broad discretion. In California and Indiana, whether an arrangement will be considered unlawful depends on the extent of control or influence a corporation has over a physician practice or clinical decision-making. Although we believe that our operations are in material compliance with applicable state laws because: (1) our MSAs do not give us control over our affiliated physician groups or enable us to exert any control over their medical decisions; and (2) we are compensated at fair market value for bona fide services we provide to the physician groups under these MSAs, if we are found to be in violation of these laws, we could be required to restructure our agreements which could materially harm our business and limit how we operate. In the event the corporate practice of medicine laws of other states would adversely limit our ability to operate, it could prevent us from expanding into the particular state and impact our growth strategy.

If we fail to comply with the laws and regulations applicable to our treatment center operations, we could suffer penalties or be required to make significant changes to our operations.

        Our treatment center operations are subject to many laws and regulations at the federal, state and local government levels. These laws and regulations require that our treatment centers meet various licensing, certification and other requirements, including those relating to:

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  qualification of medical and support persons;

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  protection of the privacy of patients' individually identifiable health information;

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  pricing of services by healthcare providers;

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  the adequacy of medical care, equipment, personnel, operating policies and procedures;

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  maintenance and protection of records; and

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  environmental protection, health and safety.

        If our treatment centers fail or have failed to comply with applicable laws and regulations, we and/or our affiliated physician groups could suffer civil or criminal penalties, including becoming the subject of cease and desist orders, losing our licenses to operate and/or losing our ability to participate in government or private healthcare programs, any or all of which could have material adverse effects on our business.

If we or our affiliated physician groups fail to comply with the federal Anti-Kickback Statute, we or they could be subject to civil and criminal penalties, and they could face loss of licenses, and exclusion from the Medicare and Medicaid programs, which could materially harm us given our role as agent for such physician groups.

        A provision of the Social Security Act, commonly referred to as the federal Anti-Kickback Statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. The federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. All of our financial relationships with healthcare providers are potentially implicated by this statute to the extent Medicare or Medicaid referrals are implicated. Financial relationships covered by this statute can include any relationship where remuneration is provided for referrals including payments not commensurate with fair market value, whether in the form of space, equipment leases, professional or technical services or anything else of value. We use our best efforts to structure any financial relationship with referral sources of Medicare and/or Medicaid beneficiaries in accordance with safe harbors promulgated under the Anti-Kickback Statute. In addition, our affiliated physician groups covenant in the MSAs to comply with all laws, including but not limited to, the Anti-Kickback Statute governing the practice of medicine or the provision of radiation oncology services. Further, the PPACA, among other things, amends the intent requirement of the federal Anti-Kickback and criminal health care fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Violations of the federal Anti-Kickback Statute may result in substantial civil or criminal penalties to us or our affiliated physician groups or both. The exclusion, if applied to one or more of our affiliated physician groups or affiliate personnel, could result in significant reductions in our net revenue and could have a material adverse effect on our business. In addition, all the states in which we operate have also adopted similar anti-kickback laws that prohibit payments to physicians in exchange for referrals, some of which apply regardless of the source of payment for care. These statutes typically impose criminal and civil penalties as well as loss of licenses. Although we believe that we are operating in compliance with the Anti-Kickback Statute and comparable state laws, and believe that our arrangements with our affiliated physician groups do not violate such laws, we can offer no assurance that these laws will not be interpreted in a manner that could have an adverse effect on our business.

If we fail to comply with the provision of the Civil Monetary Penalties Law relating to inducements provided to patients, we could be subject to civil penalties and exclusion from the Medicare and Medicaid programs, which could materially harm us.

        Under a provision of the federal Civil Monetary Penalties Law, civil monetary penalties (and exclusion) may be imposed on any person who offers or transfers remuneration to any patient who is a Medicare or Medicaid beneficiary, when the person knows or should know that the remuneration is likely to induce the patient to receive medical services from a particular provider. This broad provision applies to many kinds of inducements or benefits provided to patients, including complementary items, services or transportation that are of more than a nominal value. If government authorities impose civil monetary penalties and exclude our affiliated physician groups for past or present practices, given our role as an agent, the imposition of monetary penalties and/or exclusion of any of our affiliated physician groups could harm our business.

Our business could be materially harmed by future interpretation or implementation of state laws regarding prohibitions on fee-splitting.

        The states in which we operate prohibit the splitting or sharing of fees between physicians and non-physicians. These laws vary from state to state and are enforced by courts and regulatory agencies, each with broad discretion. Some states have interpreted certain types of fee arrangements in management services agreements between entities and physicians as unlawful fee-splitting. If regulatory authorities or other parties successfully asserted a fee-splitting claim in any jurisdiction, we, our affiliated physician groups and their physicians could be subject to civil and criminal penalties and we could be required to restructure our MSAs. Any restructuring of MSAs with affiliated physician groups could result in lower net revenue from such physician groups. Alternatively, some of our MSAs could be found to be illegal and unenforceable, which could result in the termination of those MSAs and an associated loss of net revenue. In addition, expansion of our operations to other states with certain types of fee-splitting prohibitions may require structural and organizational modification to the form of relationships that we currently have with physicians, professional corporations and hospitals.

If a federal or state agency adopts a different position or enacts new laws or regulations regarding illegal payments under the Medicare, Medicaid or other governmental programs, we may be subject to civil and criminal penalties, experience a significant reduction in our net revenue or our affiliated physician groups could be excluded from participation in the Medicare, Medicaid or other governmental programs.

        Any change in interpretations or enforcement of existing or new laws and regulations could subject our business to allegations of impropriety or illegality, or could require us to make changes in our treatment centers, equipment, personnel, services, pricing or capital expenditure programs, which could increase our operating expenses and have a material adverse effect on our operations or reduce the demand for or profitability of our services.

        Additionally, new federal or state laws may be enacted that would cause our relationships with our radiation oncologists to become illegal or result in the imposition of penalties against us or our treatment centers. If any of our MSAs with our affiliated physician groups were deemed to violate the federal Anti-Kickback Statute or similar laws, or if new federal or state laws were enacted rendering these arrangements illegal, our business would be adversely affected.

If we fail, or any of our affiliated physician groups fail, to comply with physician self-referral laws as they are currently interpreted or may be interpreted in the future, or if other legislative restrictions are issued, we could incur a significant loss of net revenue.

        We and the affiliated physician groups with whom we contract are subject to federal and state statutes and regulations prohibiting payments for certain healthcare services rendered as a result of patient referrals by physicians to entities with whom the physicians have a financial relationship. The Stark Law, which applies to services provided to Medicare and Medicaid beneficiaries, generally prohibits a physician from referring patients for certain designated health services, or DHS, including radiation therapy, radiology and laboratory services, to an entity with which the physician has a financial relationship unless a statutory or regulatory exception applies. Financial relationship is interpreted broadly to include having investment interest in or compensation arrangement with an entity. In addition, effective January 1, 2011, as a component for satisfying the Stark exception for in-office ancillary services, the PPACA requires physicians who refer a patient to their own practice for MRS, CT, PET and any other DHS to inform the patient in writing at the time of the referral that the patient may obtain such services from a person other than the in-office provider, and provide the patient with a written list of providers who furnish such services in the area in which the patient resides. State self-referral laws and regulations vary significantly from state to state and in many cases, have not been interpreted by courts or regulatory agencies. For example, the state laws and regulations in California, Florida and Indiana could be interpreted to encompass not only services reimbursed by Medicaid or government payors, but also private payors. Violation of these federal and state laws and regulations may result in prohibition of payment for services rendered, loss of licenses, fines, criminal penalties and/or exclusion from Medicare and Medicaid programs.

        Our compensation and other financial arrangements with physicians are governed by the federal Stark Law. Specifically, physicians with whom we are affiliated beneficially own 1.3% of our capital stock, and we also have financial arrangements with physicians who refer Medicare and Medicaid patients to our affiliated physician groups. Although we believe that our operations do not violate the Stark Law because our compensation and financial arrangements with physicians meet one or more Stark exceptions, government authorities may determine we are not in compliance with the Stark Law or prohibited referrals may occur, which could subject us to civil and criminal penalties, including fines, exclusion from participation in government and private payor programs and requirements to refund amounts previously received from government and private payors. In addition, expansion of our operations to new jurisdictions, or new interpretations of laws in our existing jurisdictions, could require structural and organizational modifications of our relationships with physicians to comply with that jurisdiction's laws. Such structural and organizational modifications could result in lower profitability and failure to achieve our growth objectives.

Our costs and potential risks have increased as a result of the new regulations relating to privacy and security of patient information.

        There are numerous federal and state regulations addressing patient information privacy and security concerns. In particular, the federal regulations issued under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health, or HITECH, Act of 2009, contain provisions that:

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  protect individual privacy by limiting the uses and disclosures of patient information;

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  require the implementation of security safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form; and

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  prescribe specific transaction formats and data code sets for certain electronic healthcare transactions.

        Compliance with these regulations requires considerable financial and management resources. The HIPAA regulations expose us to increased regulatory risk if we fail to comply, which could adversely affect our business.

Efforts to regulate the construction, acquisition or expansion of health care treatment centers could prevent us from developing or acquiring additional treatment centers or other facilities or renovating our existing treatment centers.

        Many states have enacted certificate of need, or CON, laws which require prior regulatory approval for the construction, acquisition or expansion of healthcare treatment centers. Before giving approval, these states consider the need for additional or expanded healthcare treatment centers or services. We do not currently operate any treatment centers in a CON state. However, states in which we may operate in the future may require CON under certain circumstances not currently applicable to us. We cannot assure you that we will be able to obtain the CON or other required approvals for additional or expanded treatment centers or services in the future. In addition, at the time we acquire a treatment center in a CON state, we may agree to replace or expand the acquired treatment center. We have made no such commitments to date. If we are unable to obtain required approvals, we may not be able to acquire additional treatment centers or other facilities in CON states, expand the healthcare services we provide at these treatment centers or replace or expand acquired treatment centers.

In response to recent press reports concerning the risk of significant, sometimes fatal, errors in radiation therapy, especially relating to linear radiation, accreditation of facilities and the establishment of a national error reporting database are under consideration.

        Several recent articles have been published discussing the risks of significant, sometimes fatal, errors in radiation oncology treatment, especially those relating to linac facilities that bill Medicare for radiation oncology services. In addition, various trade organizations have called for quality improvement measures and the establishment of the nation's first central database for the reporting of errors involving linacs and CT scanners. Federal legislation in these areas is under consideration and a congressional hearing was recently held. In addition, on September 29, 2010, California enacted a new law that will require hospitals and clinics to record radiation doses for CT scans, effective July 1, 2012, and to report any overdoses to patients, their doctors and the California Department of Public Health. Effective July 1, 2013, the new California law also requires all facilities that furnish CT services to be accredited by an organization approved by CMS, the Medical Board of California or the State Department of Public Health. We cannot assure you that the cost of complying with any new regulations will not be substantive, that the negative publicity concerning these errors will not adversely affect our business, or that these types of errors will not occur at our treatment centers.

Our failure to comply with laws related to hazardous materials could materially harm us.

        Our treatment centers provide specialized treatment involving the use of radioactive materials. Radioactive materials are obtained from third-party providers of supplies to hospitals and other radiation therapy practices. If these radioactive materials are not permanently implanted in a patient they are returned to such third-party provider, which has the ultimate responsibility for its proper disposal. We remain subject, however, to state and federal laws regulating the protection of employees who may be exposed to hazardous material and regulating the proper handling, storage and disposal of that material. A violation of such laws, or the future enactment of more stringent laws or regulations, could subject us to liability, or require us to incur costs that could have a material adverse effect on us. We carry professional liability, property and general liability insurance coverage which may, depending upon the facts related to an incident involving hazardous materials, provide coverage to us (subject to policy deductibles and limits) for such liabilities. However, we cannot predict the costs that might be associated with a violation of these laws and we cannot assure that the coverage provided by these policies would be sufficient to cover such liability.

We are vulnerable to earthquakes, harsh weather and other natural disasters.

        Fifteen of our treatment centers and our centralized billing office are located in California, an area prone to earthquakes, fires and other natural disasters. In addition, all of our treatment centers located in Florida are in areas that have suffered from hurricanes in the past. Some of our treatment centers have also been affected by harsh weather conditions. An earthquake, harsh weather conditions or other natural disaster could decrease census during affected periods and seriously impair our operations. Damage to our equipment or interruption of our business would adversely affect our financial condition and results of operations.

If a casualty occurs at any of our treatment centers, our net revenue and profitability may be adversely affected.

        If a fire or similar casualty occurs at any of our treatment centers, operations at that site may be disrupted for an unknown period of time and the physicians at that treatment center may not be able to treat patients. Any disruption to our business due to a casualty could have an adverse impact on our net revenue and profitability.

Our financial results could be adversely affected by the increasing costs of professional liability insurance and by successful claims against us.

        We are exposed to the risk of professional liability and other claims against us and the professionals we employ arising out of radiation oncology services provided at our treatment centers. Professional liability claims, if successful, could result in substantial damage awards which might exceed the limits of any applicable insurance coverage. Insurance against losses of this type can be expensive and insurance premiums may increase in the near future. Insurance rates vary from state to state and as a result of other factors. The rising costs of insurance premiums, as well as successful professional liability claims against us or one of our employed professionals, could have a material adverse effect on our financial position and results of operations.

        It is also possible that our insurance coverage will not continue to be available at acceptable costs or on favorable terms. In addition, our insurance does not cover all potential liabilities arising from governmental fines and penalties, indemnification agreements and certain other uninsurable losses. As a result, we may become responsible for substantial damage awards that are uninsured.

        If payments for claims exceed actuarially determined estimates, are not covered by insurance, or reinsurers, if any, fail to meet their obligations, our results of operations and financial position could be adversely affected.

Our business may be harmed by technological and therapeutic changes.

        The treatment of cancer patients is subject to potentially revolutionary technological and therapeutic changes. Future technological developments could render our equipment obsolete. We may incur significant costs in replacing or modifying equipment in which we have already made a substantial investment prior to the end of its anticipated useful life. In addition, there may be significant advances in other cancer treatment methods, such as chemotherapy, surgery, biological therapy or in cancer prevention techniques, which could reduce demand or even eliminate the need for the radiation therapy services we provide.

Certain private equity investment funds affiliated with Genstar own a significant majority of our equity and their interests may not be aligned with yours.

        Genstar and its affiliates, directly and indirectly, beneficial owns 20,142,957 shares of our capital stock which represents 76.5% of our capital stock outstanding. Genstar also controls, to a large degree, the election of directors, the appointment of management, the entering into mergers, sales of substantially all of our assets and other extraordinary transactions. The directors have authority, subject to the terms of our debt, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. The interests of Genstar could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of Genstar, as an equity holder, might conflict with your interests as a noteholder. Genstar may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investments, even though such transactions might involve risks to you as a noteholder. Additionally, Genstar is in the business of making investments in companies, and may from time to time in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours.

Risks Related to the Exchange Notes

If you fail to follow the exchange offer procedures, your private notes will not be accepted for exchange.

        We will not accept your private notes for exchange unless you follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after timely receipt of your private notes, a properly completed and duly executed letter of transmittal and all other required documents or if you comply with the guaranteed delivery procedures for tendering your private notes. Therefore, if you want to tender your private notes, please allow sufficient time to ensure timely delivery. If we do not receive your private notes, letter of transmittal, and all other required documents by the expiration date of the exchange offer at 5:00 p.m. New York City time, on                     , 2011 or you do not otherwise comply with the guaranteed delivery procedures for tendering your private notes, we will reject your private notes for exchange. Neither we nor the exchange agent is required to give notification of defects or irregularities with respect to the tenders of private notes for exchange. If there are defects or irregularities with respect to your tender of private notes, we will not accept your private notes for exchange unless we decide in our sole discretion to waive such defects or irregularities. You should refer to "Summary—The Exchange Offer," and "The Exchange Offer—Procedures for Tendering Old Notes" for information about how to tender your private notes.

If you do not properly tender your private notes, you will continue to hold unregistered private notes and your ability to transfer those private notes will be restricted.

        If you do not properly tender your private notes, or if we do not accept your private notes because you did not tender your private notes properly, then, after we consummate the exchange offer, you may continue to hold private notes that are subject to the existing transfer restrictions. In general, the private notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action following the consummation of the exchange offer to register resales of the private notes under the Securities Act or under any state securities laws.

        In addition, if you tender your private notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for private notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

        After the exchange offer is consummated, if you continue to hold any private notes, you may have difficulty selling them because there will be less private notes outstanding. In addition, if a large amount of private notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the exchange notes.

        As of September 30, 2010, we had $212.2 million of total indebtedness ($206.5 million, net of $3.5 million discount, represents the notes which mature on May 15, 2017) and capacity in an amount of up to $40.0 million of revolving credit borrowings (subject to increase pursuant to the terms of the indenture governing the notes and the agreement governing our credit facility). Our substantial indebtedness could have important consequences to you. For example, it could:

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  make it more difficult for us to satisfy our obligations with respect to the exchange notes, including our obligations to make interest and principal payments on the exchange notes and to repurchase the exchange notes under certain circumstances;

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  increase our vulnerability to general adverse economic and industry conditions;

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  make it more difficult for us to satisfy our financial obligations, including with respect to the exchange notes;

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  restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  place us at a competitive disadvantage compared to our competitors that have less debt; and

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  limit our ability to borrow additional funds.

        In addition, the terms of the indenture governing the exchange notes and our revolving credit facility contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Despite our substantial indebtedness level, we and our subsidiaries may still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness, including additional notes and other secured indebtedness, in the future. Although the indenture governing the exchange notes and the agreement governing our revolving credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. For example, under the indenture, we are permitted to incur any amount of additional indebtedness provided we maintain certain leverage ratios. Additionally, we are allowed to incur permitted debt, as described under the caption "Description of Exchange Notes—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." If new debt is added to our existing debt levels, the related risks that we now face would intensify. In addition, the indenture governing the exchange notes and the agreement governing our revolving credit facility do not prevent us from incurring obligations that do not constitute indebtedness under the agreements.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the exchange notes, to fund planned capital expenditures and to maintain sufficient working capital will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility or from other sources in an amount sufficient to enable us to service our indebtedness, including the exchange notes, or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including our revolving credit facility and the exchange notes, on or before maturity in 2017. We are currently obligated to pay approximately $24.7 million each year in interest on the $210.0 million of notes. We cannot assure you that we will be able to refinance any of our indebtedness, including our revolving credit facility and the exchange notes, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could have significant adverse effects on our financial condition, the value of our outstanding debt, including the exchange notes offered hereby, and our ability to make any required cash payments under our indebtedness, including the exchange notes.

The liens on the collateral securing the exchange notes will be junior and subordinate to the liens on the collateral securing our obligations under our revolving credit facility or any other permitted first lien indebtedness. If there is a default, the value of the collateral may not be sufficient to repay both the lenders under our revolving credit facility and holders of other permitted first lien indebtedness and the holders of the exchange notes.

        The exchange notes will be secured by second-priority liens, subject to certain permitted liens and encumbrances described in the security documents relating to the exchange notes, to be granted by us on our assets that secure the obligations under our revolving credit facility and other permitted first lien indebtedness on a first-priority basis.

        Substantially all of our assets are subject to first-priority liens in favor of the lenders under our revolving credit facility. Because obligations under our revolving credit facility are secured on a first-priority basis, a default under that facility would entitle those lenders to declare all funds outstanding under our revolving credit facility to be immediately due and payable and to foreclose on our assets that also serve as collateral for the exchange notes.

        The rights of the holders of the exchange notes with respect to the collateral securing the exchange notes will be limited pursuant to the terms of the security documents relating to the exchange notes and an intercreditor agreement. Under the terms of those agreements, the holders of the exchange notes will have a second-priority lien on all of the collateral that secures the obligations under our revolving credit facility and other permitted first lien indebtedness on a first-priority basis. Accordingly, any proceeds received upon a realization of the collateral securing the exchange notes will be applied first to amounts due under our revolving credit facility and other permitted first lien indebtedness before any amounts will be available to pay the holders of the exchange notes. Under the terms of the indenture governing the exchange notes, we are permitted to incur first lien indebtedness in amounts in excess of the current commitments under our revolving credit facility, all of which can be secured by the collateral on a first-priority lien basis and which will be entitled to payment out of the proceeds of any sale of such collateral before the holders of the exchange notes are entitled to any recovery from such collateral.

        Additionally, the terms of the indenture allow us to issue additional notes in certain circumstances. The indenture does not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness-to-asset values. Any additional notes issued pursuant to the indenture will rank pari passu with the exchange notes and be entitled to the same rights and priority with respect to the collateral. Thus, the issuance of additional notes pursuant to the indenture may have the effect of significantly diluting your ability to recover payment in full from the then existing pool of collateral. Any obligations secured by such liens may further limit the recovery from the realization of the collateral available to satisfy holders of the exchange notes.

We are subject to a number of restrictive covenants, which may restrict our business and financing activities.

        The agreement governing our revolving credit facility and the indenture governing the exchange notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our and our subsidiaries' ability to:

  •
  incur or guarantee additional indebtedness or issue disqualified capital stock;

  •
  transfer or sell assets;

  •
  pay dividends or distributions, redeem subordinated indebtedness, make certain types of investments or make other restricted payments;

  •
  create or incur liens;

  •
  incur dividend or other payment restrictions affecting certain subsidiaries;

  •
  consummate a merger, consolidation or sale of all or substantially all of our assets;

  •
  enter into transactions with affiliates;

  •
  designate subsidiaries as unrestricted subsidiaries;

  •
  engage in a business other than a business that is the same or similar to our current business or a reasonably related business; and

  •
  take or omit to take any actions that would adversely affect or impair in any material respect the collateral securing the exchange notes and our revolving credit facility.

        If we are unable to comply with the restrictions contained in our revolving credit facility, the lenders could:

  •
  foreclose and sell assets;

  •
  declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable; or

  •
  require us to apply all of our available cash to repay the borrowings under the revolving credit facility;

any of which could result in an event of default under the exchange notes.

        If we are unable to repay or otherwise refinance these borrowings when due, the lenders could sell the collateral securing our revolving credit facility, which constitutes substantially all of our and our subsidiaries' assets. Although holders of the exchange notes could accelerate the exchange notes upon the acceleration of the obligations under our revolving credit facility, we cannot assure you that sufficient assets will remain after we have repaid all the borrowings under our revolving credit facility.

Only certain of our subsidiaries will be required to guarantee the exchange notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the exchange notes.

        As of the date of the indenture governing the exchange notes, all of our subsidiaries will be restricted subsidiaries. Our domestic restricted subsidiaries, other than certain immaterial subsidiaries, will guarantee the exchange notes. However, under certain circumstances we will be permitted to designate some of our subsidiaries as unrestricted subsidiaries. Certain of our subsidiaries, including any unrestricted subsidiaries, may not be required to guarantee the exchange notes. However, the indenture governing the exchange notes will permit these subsidiaries to incur significant amounts of indebtedness in the future. In the event that any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us. Consequently, your claims in respect of the exchange notes will be effectively subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables, and the claims (if any) of third party holders or preferred equity interests in our non-guarantor subsidiaries.

Under certain circumstances a court could cancel the exchange notes or the related guarantees and the security interests that secure the exchange notes and any guarantees under fraudulent conveyance laws.

        Our issuance of the exchange notes and the related guarantees may be subject to review under federal or state fraudulent transfer law. If we become a debtor in a case under the United States Bankruptcy Code or encounter other financial difficulty, a court might avoid (that is, cancel) our obligations under the exchange notes. The court might do so if it found that when we issued the exchange notes, (i) we received less than reasonably equivalent value or fair consideration and (ii) we either (1) were rendered insolvent, (2) were left with inadequate capital to conduct our business or (3) believed or reasonably should have believed that we would incur debts beyond our ability to pay. The court could also avoid the exchange notes, without regard to factors (i) and (ii), if it found that we issued the exchange notes with actual intent to hinder, delay or defraud our creditors.

        Similarly, if one of our guarantors becomes a debtor in a case under the United States Bankruptcy Code or encounters other financial difficulty, a court might cancel its guarantee if it finds that when such guarantor issued its guarantee (or in some jurisdictions, when payments became due under the guarantee), factors (i) and (ii) above applied to such guarantor, such guarantor was a defendant in an action for money damages or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), or if it found that such guarantor issued its guarantee with actual intent to hinder, delay or defraud its creditors.

        In addition, a court could avoid any payment by us or any guarantor pursuant to the exchange notes or a guarantee or any realization on the pledge of assets securing the exchange notes or the guarantees, and require the return of any payment or the return of any realized value to us or the guarantor, as the case may be, or to a fund for the benefit of the creditors of us or the guarantor. In addition, under the circumstances described above, a court could subordinate rather than avoid obligations under the exchange notes, the guarantees or the pledges. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the exchange notes from another guarantor or from any other source.

        The test for determining solvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. In general, a court would consider an entity insolvent either if the sum of its existing debts exceeds the fair value of all of its property, or its assets' present fair saleable value is less than the amount required to pay the probable liability on its existing debts as they become due. For this analysis, "debts" includes contingent and unliquidated debts.

        The indenture governing the exchange notes limits the liability of each guarantor on its guarantee to the maximum amount that such guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. We cannot assure you that this limitation will protect such guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the guarantees would suffice, if necessary, to pay the exchange notes in full when due. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees.

        If a court avoided our obligations under the exchange notes and the obligations of all of the guarantors under their guarantees, you would cease to be our creditor or creditor of the guarantors and likely have no source from which to recover amounts due under the exchange notes. Even if the guarantee of a guarantor is not avoided as a fraudulent transfer, a court may subordinate the guarantee to that guarantor's other debt. In that event, the guarantees would be structurally subordinated to all of that guarantor's other debt.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the exchange notes.

        Any default under the agreements governing our indebtedness, including a default under our revolving credit facility, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in the agreement governing our revolving credit facility and the indenture governing the exchange notes), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our revolving credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets. An event of default and foreclosure under the revolving credit facility could result in an event of default under our other debt instruments, including the exchange notes. In that event, we may not have sufficient assets to repay all of our obligations, including the exchange notes, and we could be forced into bankruptcy or liquidation.

We are a holding company and depend upon the earnings of our subsidiaries to make payments on the exchange notes.

        We are a holding company and conduct all of our operations through our subsidiaries. All of our operating income is generated by our operating subsidiaries. We must rely on dividends and other advances and transfers of funds from our subsidiaries, and earnings from our investments in cash and marketable securities, to provide the funds necessary to meet our debt service obligations, including payment of principal and interest on the exchange notes. Although we are the sole stockholder, directly or indirectly, of each of our operating subsidiaries and therefore are able to control their respective declarations of dividends, applicable laws in the jurisdictions where these subsidiaries are organized may prevent or limit our operating subsidiaries' ability to pay such dividends. In addition, such payments may be restricted by claims against our subsidiaries by their creditors, such as suppliers, vendors, lessors, and employees, and by any applicable bankruptcy, reorganization, or similar laws applicable to our operating subsidiaries. The availability of funds, and therefore the ability of our operating subsidiaries to pay dividends or make other payments or advances to us, will depend upon their operating results.

Sales of assets by us or the guarantors could reduce the pool of assets securing the exchange notes and the guarantees.

        The security documents relating to the exchange notes allow us and the guarantors to remain in possession of, retain exclusive control over, freely operate and collect and invest and dispose of any income from, the collateral securing the exchange notes. To the extent we sell any assets that constitute such collateral, the proceeds from such sale will be subject to the liens securing the exchange notes only to the extent such proceeds would otherwise constitute "collateral" securing the exchange notes and the subsidiary guarantees under the security documents, and will also be subject to the security interest of creditors other than the holders of the exchange notes, some of which may be senior or prior to the second-priority liens held by the holders of the exchange notes, such as the lenders under our revolving credit facility, who have a first-priority lien in such collateral. To the extent the proceeds from any such sale of collateral do not constitute "collateral" under the security documents, the pool of assets securing the exchange notes and the guarantees would be reduced and the exchange notes and the guarantees would not be secured by such proceeds.

The exchange notes will be secured only to the extent of the value of the assets having been granted as security for the exchange notes, which may not be sufficient to satisfy our obligations under the exchange notes.

        No appraisals of any of the collateral have been prepared by us or on behalf of us in connection with this offering. The fair market value of the collateral is subject to fluctuations based on factors that include, among others, our ability to implement our business strategy, the ability to sell the collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. In addition, courts could limit recovery if they deem a portion of the interest claim usurious in violation of public policy. The amount to be received upon the sale of any collateral would be dependent on numerous factors, including the actual fair market value of the collateral at such time, general market and economic conditions and the timing and the manner of the sale.

        To the extent that the claims of the holders of the exchange notes exceed the value of the assets securing those exchange notes and other liabilities, those claims will rank equally with the claims of the holders of any outstanding unsecured indebtedness. As a result, if the value of the assets pledged as security for the exchange notes and other liabilities is less than the value of the claims of the holders of the exchange notes and other liabilities, those claims may not be satisfied in full before the claims of our unsecured creditors are paid.

The rights of holders of the exchange notes with respect to the collateral are substantially limited by the terms of the intercreditor agreement.

        Under the terms of the intercreditor agreement, which was entered into between the collateral agent for the exchange notes and the agent under our revolving credit facility, at any time that obligations that have the benefit of the first-priority liens on the collateral securing the exchange notes are outstanding, any action that may be taken by the collateral agent with respect to the collateral securing the exchange notes, including the ability to cause the commencement of enforcement proceedings against the collateral and to control the conduct of such proceedings, is significantly restricted. Under the terms of the intercreditor agreement, the collateral agent for the exchange notes may exercise rights and remedies with respect to the collateral only after the passage of a period of 135 days from the first date on which it has notified the agent under our revolving credit facility that an event of default has occurred and the repayment of all the principal amount under the exchange notes has been demanded. After the passage of the 135-day period, the collateral agent for the exchange notes will only be permitted to exercise remedies to the extent that the agent or a secured party under our revolving credit facility is not diligently pursuing the exercise of its rights and remedies with respect to a material portion of the collateral. The intercreditor agreement provides that, at any time that obligations that have the benefit of the first-priority liens on the collateral are outstanding, the collateral agent for the exchange notes may not assert any right of marshalling that may be available under applicable law with respect to the collateral. Without this waiver of the right of marshalling, holders of indebtedness secured by first-priority liens in the collateral would likely be required to liquidate collateral on which the exchange notes did not have a lien, if any, prior to liquidating the collateral securing the exchange notes, thereby maximizing the proceeds of the collateral that would be available to repay obligations under the exchange notes. As a result of this waiver, the proceeds of sales of the collateral securing the exchange notes could be applied to repay any indebtedness secured by first-priority liens in such collateral before applying proceeds of other collateral securing indebtedness, and the holders of exchange notes may recover less than they would have if such proceeds were applied in the order most favorable to the holders of the exchange notes.

We may not be able to satisfy our obligations to holders of the exchange notes upon a change of control or sale of assets.

        Upon the occurrence of a change of control, as defined in the indenture governing the exchange notes, we will be required to offer to purchase the exchange notes at a price equal to 101% of the principal amount of such exchange notes, together with any accrued and unpaid interest, to the date of purchase. Any such offer to purchase will comply with any applicable regulations under federal securities laws, including Exchange Act Rule 14e-1. See "Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control."

        Upon the occurrence of certain asset sales, as defined in the indenture governing the exchange notes, we may be required to offer to purchase the exchange notes at a price equal to 100% of the principal amount of such exchange notes, together with any accrued and unpaid interest, to the date of purchase. See "Description of Exchange Notes—Repurchase at the Option of Holders—Asset Sales."

        If we are required to purchase exchange notes pursuant to a change of control offer or asset sale offer, we may not have available funds sufficient to pay the change of control purchase price or asset sale purchase price for any or all of the exchange notes that might be delivered by holders of the exchange notes seeking to accept the change of control offer or asset sale offer. In such event, we would be required to seek third-party financing to the extent we do not have available funds to meet our purchase obligations. We may not be able to obtain such financing on acceptable terms to us or at all. Accordingly, none of the holders of the exchange notes may receive the change of control purchase price or asset sale purchase price for their exchange notes. Our failure to make or consummate the change of control offer or asset sale offer, or to pay the change of control purchase price or asset sale purchase price when due, would constitute an event of default under the indenture governing the exchange notes.

        In addition, the terms of the agreement governing the revolving credit facility may restrict or prohibit us from making a change of control offer or asset sale offer. Moreover, the events that constitute a change of control or asset sale under the indenture may also constitute events of default under our revolving credit facility. These events may permit the lenders under our revolving credit facility to accelerate the debt outstanding thereunder and, if such debt is not paid, to enforce security interests in our specified assets, thereby limiting our ability to raise cash to purchase the exchange notes and reducing the practical benefit of the offer-to-purchase provisions to the holders of the exchange notes.

There are circumstances other than repayment or discharge of the exchange notes under which the collateral securing the exchange notes and the subsidiary guarantees will be released automatically, without your consent or the consent of the collateral agent for the exchange notes, and you may not realize any payment upon disposition of such collateral.

        Subject to certain exceptions, in the event of any release permitted or consented to under our revolving credit facility, the liens on the collateral securing the exchange notes will be automatically released. See "Description of Exchange Notes—Collateral—Intercreditor Agreement." In addition, upon certain sales of the assets that comprise the collateral, we may be required to repay amounts outstanding under our revolving credit facility prior to repayment of any other indebtedness, including the exchange notes, with the proceeds of such collateral disposition.

Rights of holders of the exchange notes in the collateral may be adversely affected by bankruptcy proceedings.

        The right of the collateral agent for the exchange notes to repossess and dispose of the collateral securing the exchange notes and the guarantees upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us or our restricted subsidiaries that provide security for the exchange notes or guarantees prior to, or possibly even after, the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the exchange notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the exchange notes or any guarantees could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the exchange notes would be compensated for any delay in payment or loss of value of the collateral through the requirements of "adequate protection." Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the exchange notes, the holders of the exchange notes would have "undersecured claims" as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys' fees for "undersecured claims" during the debtor's bankruptcy case.

In the event of our bankruptcy, holders of the exchange notes may be deemed to have an unsecured claim to the extent that our obligations in respect of the exchange notes exceed the fair market value of the collateral securing the exchange notes.

        In any bankruptcy proceeding with respect to us or any of the guarantors, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the exchange notes on the date of the bankruptcy filing was less than the then current principal amount of the exchange notes. Upon a finding by the bankruptcy court that the exchange notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the exchange notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. In such event, the secured claims of the holders of the exchange notes would be limited to the value of the collateral.

        Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of the holders of the exchange notes to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the exchange notes to receive other "adequate protection" under federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments could be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the exchange notes.

Any future pledge of collateral might be avoidable by a trustee in bankruptcy.

        Any future pledge of, or security interest or lien granted on, collateral in favor of the collateral agent might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the exchange notes to receive a greater recovery than if the pledge had not been given and/or there is a pending bankruptcy proceeding in respect of the pledgor.

Rights of holders of the exchange notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

        The collateral securing the exchange notes and the guarantees includes substantially all of our and the guarantors' tangible and intangible assets that secure our indebtedness under our revolving credit facility, whether now owned or acquired or arising in the future. If additional subsidiaries are formed or acquired that are required to guarantee the exchange notes pursuant to the terms of the indenture, additional financing statements would be required to be filed to perfect the security interest in the assets of such subsidiaries. Depending on the type of the assets constituting after-acquired collateral, additional action may be required to be taken by the collateral agent for the exchange notes, or the collateral agent for our revolving credit facility, to perfect the security interest in such assets, such as the delivery of physical collateral, the execution of account control agreements or the execution and recordation of mortgages or deeds of trust. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the exchange notes and the collateral agent for our revolving credit facility have no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interests therein. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the exchange notes and the guarantees against third parties.

The collateral is subject to casualty risks.

        We maintain insurance or otherwise insure against hazards in a manner that we believe is appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the exchange notes and the subsidiary guarantees.

There is no established trading market for the exchange notes, and you may not be able to sell them quickly or at the price that you paid.

        The exchange notes are a new issue of securities. There is no active public trading market for the exchange notes. We do not intend to apply for listing of the exchange notes on a security exchange or to arrange for quotation on any automated dealer quotation system. The initial purchaser has advised us that it intends to make a market in the exchange notes, but the initial purchaser is not obligated to do so. The initial purchaser may discontinue any market making in the exchange notes at any time, in its sole discretion. As a result, we cannot assure you as to the liquidity of any trading market for the exchange notes.

        We also cannot assure you that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell will be favorable. Future trading prices of the exchange notes will depend on many factors, including:

  •
  our operating performance and financial condition;

  •
  the interest of securities dealers in making a market; and

  •
  the market for similar securities.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the exchange notes will be subject to disruptions. Any disruptions may have a negative effect on holders of the exchange notes, regardless of our prospects and financial performance.

 USE OF PROCEEDS

        We will not receive any proceeds from the exchange offer. Because we are exchanging the exchange notes for the private notes, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the Registration Rights Agreement.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2010. This table should be read in conjunction with "Summary Consolidated and Other Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds," "Description of Certain Indebtedness" and our historical consolidated financial statements, including the related notes, appearing elsewhere in this prospectus.

As of September 30, 2010
(unaudited)
(in thousands)
Cash and cash equivalents	$17,666

Debt:
Revolving credit facility(1)	—
Senior secured notes due 2017 (net of $3,522 discount)	206,478
Note payable	197
Capital leases	5,515

Total debt	212,190

Total stockholders' equity	66,198

Total capitalization	$278,388

(1)
On May 13, 2010, our wholly-owned subsidiary, Oncure Medical entered into a revolving credit facility that provides for borrowing capacity in an initial amount of up to $40.0 million of revolving credit borrowings, which may be increased pursuant to the terms of the indenture governing the notes and the agreement governing the revolving credit facility. As of the date of this filing, the revolving credit facility was undrawn. See "Description of Certain Indebtedness".

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        Simultaneously with the issuance and sale of the private notes on May 13, 2010, we and the guarantors entered into a Registration Rights Agreement with the initial purchaser of the private notes. Under the Registration Rights Agreement, we, among other things, are required to:

  •
  file one or more registration statements no later than 270 days after the closing of the offering of the private notes, enabling holders of the private notes to exchange their unregistered notes for registered, publicly tradable notes with substantially identical terms;

  •
  cause the registration statement to become effective within 330 days after the closing of the offering of the private notes;

  •
  consummate the exchange offer within 30 business days after the registration statement is required to be declared effective; and

  •
  file a shelf registration statement for the resale of the private notes if we cannot effect the exchange offer within the time periods listed above.

        We are conducting the exchange offer to satisfy these obligations under the Registration Rights Agreement.

        Under some circumstances, we may be required to file and use our commercially reasonable efforts to cause to be declared effective by the SEC, in addition to or in lieu of the exchange offer registration statement, a shelf registration statement covering resales of the private notes. If we fail to meet specified deadlines under the Registration Rights Agreement, then we will be obligated to pay liquidated damages to holders of the private notes in the amount of a 0.25% per annum increase in the annual interest rate borne by the notes for the first 90-day period following such failure (which interest rate will increase by 0.25% per annum with respect to each subsequent 90-day period, up to a maximum additional rate of 1.0% per annum) until such failure is cured. See "Description of Exchange Notes—Registration Rights." A copy of the Registration Rights Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and the summary of the material provisions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete Registration Rights Agreement.

Terms of the Exchange Offer

        We are offering to exchange an aggregate principal amount of up to $210.0 million of exchange notes and guarantees thereof for a like aggregate principal amount of private notes and guarantees thereof. The form and the terms of the exchange notes are identical in all material respects to the form and the terms of the private notes except that the exchange notes will have been registered under the Securities Act and will not be subject to restrictions on transfer under the Securities Act.

        The exchange notes evidence the same debt as the private notes exchanged for the exchange notes and will be entitled to the benefits of the same indenture under which the private notes were issued, which is governed by New York law. For a complete description of the terms of the exchange notes, see "Description of Exchange Notes." We will not receive any cash proceeds from the exchange offer.

        The exchange offer is not extended to holders of private notes in any jurisdiction where the exchange offer would not comply with the securities or blue sky laws of that jurisdiction.

        As of the date of this prospectus, $210.0 million aggregate principal amount of private notes is outstanding and registered in the name of Cede & Co., as nominee for DTC. Only registered holders of the private notes, or their legal representatives and attorneys-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the private notes entitled to participate in the exchange offer. This prospectus, together with the letter of transmittal, is being sent to all registered holders of private notes and to others believed to have beneficial interests in the private notes.

        Upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange private notes which are properly tendered on or before the expiration date and not withdrawn as permitted below. As used in this section of the prospectus entitled, "The Exchange Offer," the term "expiration date" means 5:00 p.m., New York City time, on                        , 2011. If, however, we, in our sole discretion, extend the period of time for which the exchange offer is open, the term "expiration date" means the latest time and date to which the exchange offer is so extended. Private notes tendered in the exchange offer must be in denominations of the principal amount of $2,000 and any integral multiple of $1,000 in excess thereof.

        If you do not tender your private notes or if you tender private notes that are not accepted for exchange, your private notes will remain outstanding and continue to accrue interest absent any rights under the Registration Rights Agreement. Existing transfer restrictions would continue to apply to private notes that remain outstanding. See "—Consequences of Failure to Exchange Private Notes" and "Risk Factors—If you do not properly tender your private notes, you will continue to hold unregistered private notes and your ability to transfer those private notes will be restricted." for more information regarding private notes outstanding after the exchange offer. Holders of the private notes do not have any appraisal or dissenters' rights in connection with the exchange offer.

        Neither we, our board of directors or our management, nor the guarantors, their respective boards of directors or their management, nor the exchange agent nor the trustee for the private and exchange notes recommends that you tender or not tender private notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender private notes in the exchange offer and, if you decide to tender, the aggregate amount of private notes to tender. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

        We have the right, in our reasonable discretion and in accordance with applicable law, at any time:

  •
  to extend the expiration date;

  •
  to delay the acceptance of any private notes or to terminate the exchange offer and not accept any private notes for exchange if we determine that any of the conditions to the exchange offer described below under "—Conditions to the Exchange Offer" have not occurred or have not been satisfied; and

  •
  to amend the terms of the exchange offer in any manner.

        During an extension, all private notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.

        We will give oral (promptly confirmed in writing) or written notice of any extension, delay, non-acceptance, termination or amendment to the exchange agent as promptly as practicable and make a public announcement of the extension, delay, non-acceptance, termination or amendment. In the case of an extension, the announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        If we amend the exchange offer in a manner that we consider material, we will as promptly as practicable distribute to the holders of the private notes a prospectus supplement or, if appropriate, an updated prospectus from a post-effective amendment to the registration statement of which this prospectus is a part disclosing the change and extending the exchange offer for a period of five to ten business days, depending upon the significance of the amendment of the exchange offer and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Procedures for Tendering Private Notes

Valid Tender

        Only a holder of private notes may tender private notes in the exchange offer. Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the expiration date and if accepted by us, will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal.

        Except as described below under "—Guaranteed Delivery," if you wish to tender your private notes for exchange, you must, on or prior to the close of business on the expiration date:

  •
  transmit a properly completed and duly executed letter of transmittal, together with all other documents required by the letter of transmittal, to the exchange agent at the address provided below under "—Exchange Agent"; or

  •
  if private notes are tendered in accordance with the book-entry procedures described below under "—Book-Entry Transfers," arrange with DTC to cause an agent's message to be transmitted to the exchange agent at the address provided below under "—Exchange Agent."

        The term "agent's message" means a message transmitted to the exchange agent by DTC which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we and the guarantors may enforce the letter of transmittal against that holder.

        In addition, on or prior to the expiration date:

  •
  the exchange agent must receive the certificates for the private notes being tendered;

  •
  the exchange agent must receive a confirmation, referred to as a "book-entry confirmation," of the book-entry transfer of the private notes being tendered into the exchange agent's account at DTC, and the book-entry confirmation must include an agent's message; or

  •
  you must comply with the guaranteed delivery procedures described below under "—Guaranteed Delivery."

        If you beneficially own private notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your private notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the private notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

        The method of delivery of the certificates for the private notes, the letter of transmittal and all other required documents is at your election and risk. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent on or before the expiration date. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent. Do not send letters of transmittal or private notes to us or any guarantor.

        We will not accept any alternative, conditional or contingent tenders. Each tendering holder, by execution of a letter of transmittal or by causing the transmission of an agent's message, waives any right to receive any notice of the acceptance of such tender.

Signature Guarantees

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an "Eligible Guarantor Institution" within the meaning of Rule 17Ad-15 under the Exchange Act unless the private notes surrendered for exchange are tendered:

  •
  by a registered holder of private notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        An "eligible institution" is a firm or other entity which is identified as an "Eligible Guarantor Institution" in Rule 17Ad-15 under the Exchange Act, including:

  •
  a bank;

  •
  a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

  •
  a credit union;

  •
  a national securities exchange, registered securities association or clearing agency; or

  •
  a savings association.

        If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.

        If private notes are registered in the name of a person other than the signer of the letter of transmittal, the private notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us and the guarantors in our sole discretion, duly executed by the registered holder with the holder's signature guaranteed by an eligible institution, and must also be accompanied by such opinions of counsel, certifications and other information as we and the guarantors or the trustee under the indenture for the private notes may require in accordance with the restrictions on transfer applicable to the private notes.

Book-Entry Transfers

        For tenders by book-entry transfer of private notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of private notes by causing DTC to transfer the private notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program, or ATOP, procedures to tender private notes. Accordingly, any participant in DTC may make book-entry delivery of private notes by causing DTC to transfer those private notes into the exchange agent's account at DTC in accordance with DTC's ATOP procedures.

        Notwithstanding the ability of holders of private notes to effect delivery of private notes through book-entry transfer at DTC, either:

  •
  the letter of transmittal or an agent's message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents, such as endorsements, bond powers, opinions of counsel, certifications and powers of attorney, if applicable, must be transmitted to and received by the exchange agent on or prior to the expiration date at the address given below under "—Exchange Agent"; or

  •
  the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery

        If you elect to tender your private notes and (i) your private notes are not immediately available or (ii) you cannot deliver the private notes, the letter of transmittal or other required documents to the exchange agent on or prior the expiration date, you must tender your private notes according to the guaranteed delivery procedures set forth in the prospectus. You may have such tender effected if:

  •
  the tender is made by or through an eligible institution;

  •
  prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent has received from such eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, setting forth the name and address of the holder, the certificate number(s) of such private notes and the principal amount of private notes tendered for exchange, stating that tender is being made thereby and guaranteeing that, within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery, the letter of transmittal (or facsimile thereof), together with the certificate(s) representing such private notes (or a book entry confirmation and an Agent's message), in proper form for transfer, and any other documents required by the letter of transmittal, will be deposited by such eligible institution with the Exchange Agent; and

  •
  a properly executed letter of transmittal (or facsimile thereof), as well as the certificate(s) for all tendered private notes in proper form for transfer or a book-entry confirmation and an Agent's message, together with any other documents required by the letter of transmittal, are received by the Exchange Agent within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

Determination of Validity

        We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered private notes. The determination of these questions by us, as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of private notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of private notes for exchange within such reasonable period of time as we and the guarantors will determine, unless they waive the defects or irregularities. None of us, any of our respective affiliates or assigns, the exchange agent or any other person is under any obligation to give notice of any defects or irregularities in tenders, nor will any of them be liable for failing to give any such notice.

        We reserve the absolute right, in our sole and absolute discretion:

  •
  to reject any tenders determined to be in improper form or unlawful;

  •
  to waive any of the conditions of the exchange offer; and

  •
  to waive any condition or irregularity in the tender of private notes by any holder, whether or not we waive similar conditions or irregularities in the case of other holders.

        If any letter of transmittal, certificate, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of the person's authority to so act.

Acceptance of Private Notes for Exchange; Delivery of Exchange Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will, promptly after the expiration date, accept all private notes properly tendered and issue exchange notes registered under the Securities Act. See "—Conditions to the Exchange Offer" for a discussion of the conditions that must be satisfied or waived before private notes are accepted for exchange. The exchange agent might not deliver the exchange notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.

        For purposes of the exchange offer, we will be deemed to have accepted properly tendered private notes for exchange when we give oral or written notice to the exchange agent of acceptance of the tendered private notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of private notes, letters of transmittal and related documents.

        For each private note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered private note. Accordingly, registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the private notes. Private notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.

        In all cases, we will issue exchange notes in the exchange offer for private notes that are accepted for exchange only after the exchange agent timely receives:

  •
  certificates for those private notes or a timely book-entry confirmation of the transfer of those private notes into the exchange agent's account at DTC;

  •
  a properly completed and duly executed letter of transmittal or an agent's message; and

  •
  all other required documents, such as endorsements, bond powers, opinions of counsel, certifications and powers of attorney, if applicable.

        If for any reason under the terms and conditions of the exchange offer we do not accept any tendered private notes, or if a holder submits private notes for a greater principal amount than the holder desires to exchange, we will return the unaccepted or non-exchanged private notes without cost to the tendering holder promptly after the expiration or termination of the exchange offer. In the case of private notes tendered by book-entry transfer through DTC, any unexchanged private notes will be credited to an account maintained with DTC.

Resales of Exchange Notes

        Based on interpretive letters issued by the SEC staff to other, unrelated issuers in transactions similar to the exchange offer, we believe that a holder of exchange notes, other than a broker-dealer, may offer exchange notes (together with the guarantees thereof) for resale, resell and otherwise transfer the exchange notes (and the related guarantees) without delivering a prospectus to prospective purchasers, if the holder acquired the exchange notes in the ordinary course of business, has no intention of engaging in a "distribution," as defined under the Securities Act, of the exchange notes and is not an "affiliate," as defined under the Securities Act, of ours or any guarantor. We will not seek our own interpretive letter. As a result, we cannot assure you that the SEC staff would take the same position with respect to this exchange offer as it did in interpretive letters to other parties in similar transactions.

        If the holder is an affiliate of ours or any guarantor or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the exchange notes, that holder or other person may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        By tendering private notes, you will represent to us and the guarantors that, among other things:

  •
  you are not an "affiliate," as defined under Rule 405 under the Securities Act, of us or any guarantor;

  •
  you are acquiring the exchange notes in your ordinary course of business;

  •
  you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution of the exchange notes within the meaning of the Securities Act; and

  •
  you are not acting on behalf of any person who could not truthfully make the foregoing representations.

        Any broker-dealer that holds private notes acquired for its own account as a result of market-making activities or other trading activities (other than private notes acquired directly from us) may exchange those private notes pursuant to the exchange offer; however, such broker-dealer may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes received by such broker-dealer in the exchange offer. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of exchange notes received in an exchange such as the exchange pursuant to the exchange offer, if the private notes for which the exchange notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities. Any profit on these resales of exchange notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution and Selling Restrictions" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer and the exchange notes.

Withdrawal Rights

        You can withdraw tenders of private notes at any time prior to the expiration date. For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent or comply with the appropriate procedures of ATOP. Any notice of withdrawal must:

  •
  specify the name of the person that tendered the private notes to be withdrawn;

  •
  identify the private notes to be withdrawn, including the principal amount of such private notes;

  •
  include a signed statement that you are withdrawing your election to have your securities exchanged; and

  •
  where certificates for private notes are transmitted, include the name of the registered holder of the private notes if different from the person withdrawing the private notes.

        If you delivered or otherwise identified certificated private notes to the exchange agent, you must submit the serial numbers of the private notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of private notes tendered for the account of an eligible institution. See "The Exchange Offer—Procedures for Tendering Private Notes—Signature Guarantees" for further information on the requirements for guarantees of signatures on notices of withdrawal. If you tendered private notes in accordance with applicable book-entry transfer procedures, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn private notes and you must deliver the notice of withdrawal to the exchange agent. You may not rescind withdrawals of tender; however, private notes properly withdrawn may again be tendered at any time on or prior to the expiration date in accordance with the procedures described under "The Exchange Offer—Procedures for Tendering Private Notes."

        We will determine, in our sole discretion, all questions regarding the validity, form and eligibility, including time of receipt, of notices of withdrawal. Their determination of these questions as well as their interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. None of we, any of our respective affiliates or assigns, the exchange agent or any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will any of them be liable for failing to give any such notice.

        Withdrawn private notes will be returned to the holder as promptly as practicable after withdrawal without cost to the holder. In the case of private notes tendered by book-entry transfer through DTC, the private notes withdrawn will be credited to an account maintained with DTC.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue exchange notes in exchange for, any private notes, and we may terminate or amend the exchange offer if, at any time prior to the expiration date, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

        The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we choose, in our sole discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under "—Terms of the Exchange Offer."

        In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended, we will not accept for exchange any private notes tendered, and no exchange notes will be issued in exchange for any such private notes.

        If we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction, the Registration Rights Agreement requires that we file a shelf registration statement to cover resales of the private notes by the holders thereof who satisfy specified conditions relating to the provision of information in connection with the shelf registration statement. See "Description of Exchange Notes—Registration Rights."

Exchange Agent

        We have appointed Wilmington Trust FSB as exchange agent for the exchange offer. You should direct questions and requests for assistance with respect to exchange offer procedures, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent. Holders of private notes seeking to (1) tender private notes in the exchange offer should send certificates for private notes, letters of transmittal and any other required documents and/or (2) withdraw such tendered private notes should send such required documentation (in accordance with the procedures described under "The Exchange Offer—Withdrawal Rights") to the exchange agent by hand-delivery, registered or certified first-class mail (return receipt requested), telecopier or any courier guaranteeing overnight delivery, as follows:

By Mail, Hand or Overnight Delivery:	By Facsimile:
Wilmington Trust FSB c/o Wilmington Trust Company Corporate Capital Markets Rodney Square North 1100 North Market Street Wilmington, Delaware 19890-1626	(302) 636-4139 For Information or Confirmation by Telephone: Sam Hamed (302) 636-6181

        If you deliver the letter of transmittal or any other required documents to an address or facsimile number other than as indicated above, your tender of private notes will be invalid.

Fees and Expenses

        The Registration Rights Agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, fees and disbursements of the trustee under the indenture, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of private notes and for handling or tendering for those clients.

        We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of private notes pursuant to the exchange offer.

Transfer Taxes

        Holders who tender their private notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the private notes tendered, or if a transfer tax is imposed for any reason other than the exchange of private notes in connection with the exchange offer, then any such transfer taxes, whether imposed on the registered holder or on any other person, will be payable by the holder or such other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

        The exchange notes will be recorded at the same carrying value as the private notes. Accordingly, we will not recognize any gain or loss for accounting purposes. We intend to record the expenses of this exchange offer as incurred and those associated with the issuance of the private notes over the term of the exchange notes.

Consequences of Failure to Exchange Private Notes

        You do not have any appraisal or dissenters' rights in the exchange offer. Private notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, remain outstanding and continue to be subject to the provisions in the indenture regarding the transfer and exchange of the private notes and the existing restrictions on transfer set forth in the legends on the private notes. In general, the private notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Following the consummation of the exchange offer, except in limited circumstances with respect to specific types of holders of private notes, we and the guarantors will have no further obligation to provide for the registration under the Securities Act of the private notes. See "Description of Exchange Notes—Registration Rights." We do not currently anticipate that we will take any action following the consummation of the exchange offer to register the private notes under the Securities Act or under any state securities laws.

        The exchange notes and any private notes which remain outstanding after consummation of the exchange offer will vote together for all purposes as a single class under the indenture.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data as of the end of and for each of the five years in the period ended December 31, 2009 is derived from our audited consolidated financial statements as of such dates and for such years, which, in the case of the audited consolidated financial statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 are included elsewhere in this prospectus. The following selected consolidated financial and other data as of September 30, 2009 and 2010 and for each of the nine months ended September 30, 2009 and 2010 are derived from our unaudited consolidated financial statements as of such date and for such periods, which are included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial information includes all adjustments considered necessary for a fair presentation of this information. The selected financial information for the nine months ended September 30, 2010 is not necessarily indicative of the results of operations that can be expected for the year ended December 31, 2010 or for any other interim period. You should read the selected historical consolidated financial data together with "Non-GAAP Financial Measures," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2010	2005(1)	2006(2)	2006(3)	2007	2008	2009
	(unaudited)
			(in thousands)
Statement of Operations Data:
Net revenue	$81,766	$74,152	$40,262	$42,307	$27,168	$85,718	$108,684	$106,757
Cost of operations:
Salaries and benefits	27,318	26,582	16,704	10,466	33,533	37,933	35,738
Depreciation and amortization	14,118	13,830	4,408	5,086	15,662	18,110	18,718
General and administrative expenses	23,742	27,753	13,705	23,170	13,903	29,134	39,696	32,138

Total operating expenses	65,178	68,165	31,718	44,282	29,455	78,329	95,739	86,594

Income (loss) from operations	16,588	5,987	8,544	(1,975)	(2,287)	7,389	12,945	20,163
Other income (expense):
Interest expense	(12,647)	(16,206)	(5,032)	(6,271)	(6,229)	(17,486)	(18,258)	(16,726)
Debt extinguishment cost	—	(2,932)	—	—	—	—	—	—
Loss on interest rate swap	(746)	(267)	—	—	(311)	(1,860)	(3,372)	(916)
Equity interest in net earnings of joint venture	616	382	—	—	—	959	1,144	738
Interest and other (expense) income, net	(240)	(322)	(1,751)	(636)	(373)	(52)	200	(250)

Total other expense	(13,017)	(19,345)	(6,783)	(6,907)	(6,913)	(18,439)	(20,286)	(17,154)

Income (loss) from continuing operations before income taxes	3,571	(13,358)	1,761	(8,882)	(9,200)	(11,050)	(7,341)	3,009

Income tax (expense) benefit	(1,963)	4,880	78	60	1,573	3,920	2,990	(1,654)

Income (loss) from continuing operations	1,608	(8,478)	1,839	(8,822)	(7,627)	(7,130)	(4,351)	1,355
Discontinued operations, net of tax:
Impairment loss resulting from discontinued operations	—	—	—	—	—	—	(4,065)	—
Income from discontinued operations	—	—	133	108	20	155	29	—

Net income (loss)	$1,608	$(8,478)	$1,972	$(8,714)	$(7,607)	$(6,975)	$(8,387)	$1,355

Statement of Cash Flows Data:
Cash flows provided by (used in):
Operating activities	12,219	15,932	8,668	2,644	(629)	11,562	10,720	16,873
Investing activities	(4,522)	(3,311)	(10,755)	(63,753)	(112,444)	(26,438)	(59,254)	(5,974)
Financing activities	(14,010)	(320)	860	60,838	113,777	15,179	56,873	(14,880)
Capital expenditures:
Property and equipment	5,494	3,850	4,535	3,324	3,683	8,064	14,190	7,177
Balance Sheet Data:
Cash		$17,666	$291		$704	$1,007	$9,346	$5,365
Property and equipment, net		36,749	20,915		38,045	41,313	46,953	41,959
Management service agreements, net		53,626	—		81,480	72,616	65,690	58,769
Total assets		320,878	69,800		267,164	281,876	332,025	317,186
Total long-term debt and capital lease obligations		212,190	41,551		135,137	159,018	216,783	203,444
Total stockholders' equity		66,198	20,984		86,005	79,191	71,720	74,102

(1)
Oncure Medical Corp. ("Predecessor").

(2)
January 1, 2006 through August 18, 2006 (Predecessor)

(3)
August 19, 2006 through December 31, 2006, OnCure Holdings, Inc. ("Successor")

  In July 2006, OnCure Holdings, Inc. and its wholly-owned subsidiary, OnCURE Acquisition Sub, Inc., entered into an agreement and plan of merger with Oncure Medical Corp. pursuant to which OnCURE Acquisition Sub, Inc. was to merge with and into Oncure Medical Corp. continuing as the surviving corporation. On August 18, 2006, the merger transaction was consummated and Oncure Medical Corp. became a wholly owned subsidiary of OnCure Holdings, Inc. In the transaction, all of the former stockholders of Oncure Medical Cop., including certain members of management, received cash for the common stock, preferred stock, and stock options of Oncure Medical Corp., except as noted below.

  The assets acquired and liabilities assumed by the Successor were recorded at their estimated fair values at the date of the acquisition. The total purchase price was approximately $211.6 million, which included cash consideration paid to Predecessor shareholders of $101.0 million, stock options in the Successor plan valued at $1.9 million granted to Predecessor option holders in lieu of cash, debt assumed and retired of $106.3 million and aggregate acquisition expenses incurred by the Successor of $2.5 million. The transaction was financed with $1.7 million in preferred stock, $88.8 million in common stock, $1.9 million stock options, and $135.4 million of debt principally with the Predecessor's primary lender.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes for the years ended December 31, 2007, 2008 and 2009, included elsewhere in this prospectus. This section of the prospectus contains forward-looking statements that involve substantial risks and uncertainties, such as statements about our plans, objectives, expectations and intentions. We use words such as "expect," "anticipate," "plan," "believe," "seek," "estimate," "intend," "future" and similar expressions including the list in the section entitled "Cautionary Statements Regarding Forward Looking Statements" to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including as a result of some of the factors described below and in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which apply on and as of the date of this prospectus. You should read the following discussion together with the section entitled "Risk Factors," "Selected Consolidated Financial Data" and the audited consolidated financial statements, including the related notes, appearing elsewhere in this prospectus.

Overview

Business Overview

        We operate radiation oncology treatment centers for cancer patients. We contract with radiation oncology medical groups, which we refer to as our affiliated physician groups, and their radiation oncologists through long-term management services agreements, or MSAs, to offer cancer patients a comprehensive range of radiation oncology treatment options, including most traditional and next generation services. Radiation oncology treatments are primarily performed with a linear accelerator, or linac, which uses high-energy photons or electrons to destroy the tumor. We currently provide services to a network of 14 affiliated physician groups that treat cancer patients at our 37 radiation oncology treatment centers, making us one of the largest strategically located networks of radiation oncology service providers. We believe that our physician business model, market leadership in targeted geographic regions, clinical technological equipment, strong track record of treatment center operating performance and experienced management team provides us with a significant competitive advantage in the radiation therapy market.

        We typically lease the facilities where our radiation oncology treatment centers are located and own or lease all of the equipment and leasehold improvements at these centers. Through our MSAs, we provide our affiliated physician groups use of these facilities, certain clinical services of our treatment center staff, and administer the non-medical business functions of our treatment centers, such as physician succession planning, technical staff recruiting, marketing, managed care contracting, receivables management and compliance, purchasing, information systems, accounting and human resource management. Physician succession planning refers to the process for anticipating the need for additional physicians within an affiliated physician group as a result of the retirement or planned departure of an existing member, the health and well being of an existing member or such member's desire for a physician to take part-time status and the group's plans for growth. Our affiliated physician groups and their physicians retain full control over the clinical aspects of patient care. This structure is designed to allow our affiliated physician groups to focus primarily on providing patient care and treatment center growth including expansion of their group's services.

        Our MSAs have an average term of 10 years and are generally renewable for an additional five year period. Pursuant to the MSAs, our affiliated physician groups pay us a management fee that generally represents a fixed percentage of the group's earnings. We believe this MSA structure allows us to ensure the affiliated physician group's business interests are aligned with our own. We estimate that approximately 99% of our affiliated physician groups' revenues depend on reimbursement by third party payors, including government payors. As such, our revenue is generated from our MSAs, but is impacted by the operations of the treatment centers especially as they relate to revenues generated by the affiliated physician groups.

        We believe that we attract and retain leading radiation oncology groups and their physicians largely due to this business model, the benefits of scale and our commitment to clinical excellence. By establishing relationships with highly qualified, well-respected radiation oncology groups and their physicians, we believe that we receive ongoing benefits as a result of giving referring physicians, their patients and third party payors a high level of confidence in the clinical capabilities of our groups.

        We have built a provider network focused on targeted geographic regions and believe we have established leading market positions within these regions. Our network of 37 treatment centers is located in 37 markets and includes 15 treatment centers in California, 18 treatment centers in Florida and four treatment centers in Indiana. Based on our estimate of the number of freestanding, or non-hospital based, treatment centers, we believe we operate the most centers in California and the second most centers in Florida.

        We believe these two states are two of the most attractive markets in the United States for cancer treatment providers due to the large and growing senior populations and the high incidence of cancer. Our targeted regional focus is designed to allow us to build a leading market presence that enables us to drive efficiencies through economies of scale and fixed cost leverage. In addition, we believe our significant position in local markets creates strong barriers to entry.

        We currently have MSAs with 14 affiliated physician groups consisting of approximately 70 physicians, who on average have over 15 years of experience. There are currently five treatment centers that operate with only one full-time radiation oncologist. Our affiliated physician groups operating at any single physician treatment center, maintain adequate physician coverage in the absence of the regular full-time radiation oncologist by contracting for the services of a part-time radiation oncologist or locum tenens, or, if necessary, radiation oncologists within our affiliated physician groups will travel between more than one treatment center to treat patients and maintain appropriate coverage. We actively assist our affiliated physician groups in identifying new radiation oncologists to join their groups.

        We may either develop a treatment center at a "de novo" site or lease a previously existing treatment center and purchase the existing assets within such center. We seek to purchase treatment centers or develop de novo treatment centers in locations in areas where there is high utilization of radiation oncology services and where we believe that we can maximize our profits by contracting with radiation oncology groups that can be significantly benefited by our management services. The MSAs are entered into after the acquisition of the treatment centers assets. When we refer to our acquisition of a treatment center, we are referring to the process whereby we acquire all of the outstanding assets at an existing treatment center and assume the existing lease, or enter into a new lease, relative to the facility. In connection with our acquisition of the assets, we enter into an MSA with the radiation oncology group to provide them use of the facilities, certain clinical services of our treatment center staff, and for us to administer the non-medical business functions of the treatment center.

        We believe that our treatment centers are fitted with clinical technological equipment that allows our affiliated physician groups to provide cancer patients the highest quality of care through clinically advanced treatment options. The early and continual adoption of cutting-edge technology by the physicians in our affiliated physician groups has enabled rapid sharing of this knowledge and best practices across the network to drive superior clinical results. Early adoption and appropriate utilization of these next generation technologies has resulted in more attractive reimbursement rates for our affiliated physician groups. We believe our clinical technological equipment provides us with a significant competitive advantage in attracting new physician groups and is appealing to referral sources, patients and payors.

        Since our inception, we have built a provider network of radiation oncology treatment centers that has resulted in increased net revenue and Adjusted EBITDA growth. In 2007 and 2008, we acquired five and six new treatment centers, respectively. Since 2008, there have been no acquisitions of treatment centers. Between fiscal years 2007 to 2009, our net revenue, operating income and Adjusted EBITDA have grown at compounded annual growth rates of 11.6%, 65.2% and 14.0%, respectively through a combination of organic growth and acquisition. Newly acquired centers contributed to approximately 46%, 9% and 17% of our revenues in 2007, 2008 and 2009, respectively. We believe that attractive long-term trends in our industry, our business model, our clinical excellence and our leading market position align us well for continued future growth.

        For the nine months ended September 30, 2010, our net revenue, operating income and Adjusted EBITDA were $74.2 million, $6.0 million and $26.7 million, respectively, compared to $81.8 million, $16.6 million and $30.6 million, respectively, for the same period in 2009. The year-over-year decline in net revenue, operating income and Adjusted EBITDA was principally due to a decrease in patient treatments as a result of broad economic factors and the replacement of linacs at two single linac treatment centers, which caused a temporary closure of one treatment center for approximately two months and reduced IMRT utilization at the second treatment center for approximately three months. In addition, due to the location of one of these treatment centers, we were unable to transfer patients from that temporarily closed center to other of our treatment centers. Prior to the replacement of these two linacs, the two centers combined generated approximately 10% of total revenues for the fiscal year ended 2009. During the nine months ended September 30, 2010, we incurred approximately $1.6 million in related center closure costs. One of the two centers returned to normal operations in May 2010 and the other returned to normal operations in August 2010.

Net Revenue and Expenses

        Net Revenue.    We generate net revenue pursuant to long-term MSAs with affiliated physician groups. Pursuant to these MSAs, we provide our affiliated physician groups use of our facilities, certain clinical services of our treatment center staff and administer the non-medical business functions of our treatment centers, such as physician succession planning, technical staff recruiting, marketing, managed care contracting, receivables management, compliance, purchasing, information systems, accounting and human resource management. In return we earn a management fee based on a fixed percentage of the earnings of each affiliated physician group, with the exception of one MSA in California, under which we earn our management fee based on a fixed percentage of the affiliated physician group's net revenue.

        The revenue of our affiliated physician groups is generated from reimbursement by third-party payors and government programs. As such, our revenue is generated from our MSAs, but is impacted by the operations of the treatment centers especially as they relate to revenues generated by the affiliated physician groups.

        Operating Expenses.    Our operating expenses consist principally of (i) the salaries and benefits we pay to our employees, including our management, billing and collections staff, administrative staff, marketing group and the professionals and employees working at our treatment centers other than the radiation oncologists; (ii) general and administrative expenses, including maintenance, rent, bad debt expense, utilities, insurance and other expenses for our corporate and administrative offices and treatment centers; and (iii) depreciation and amortization.

Factors Affecting our Growth

        We seek to drive growth by increasing our same-center operating performance, acquiring and developing new treatment centers in both our current and new markets, leveraging our strengths to contract with additional third-party payors on favorable terms, capitalizing on our receivables management expertise to maximize collections and benefitting from payors' increased acceptance of, and reimbursement for, next generation treatment technologies.

Same-Center Growth

        Referral source development, optimizing the utilization of new technologies, more efficient utilization of treatment center resources, a stable reimbursement environment and experienced management have resulted in our ability to maintain our financial performance. We have had success driving same-center growth through our proactive referral marketing programs, further advancements in web-based marketing, and targeted physician recruitment, which entails initiating physician recruitment only to the extent there is a need by one of our affiliated physician groups for additional practitioners within such group. Our referral marketing programs include assisting our affiliated physician groups with website development; search engine optimization; education oriented community awareness initiatives, such as community event participation; development of collateral material, such as brochures and newsletters and media advertisements; reports to track referral patterns; and periodic analyses of changes in referral sources. Our investment in, and implementation of, new state-of-the-art equipment has also helped drive same-center growth.

Acquisitions and Developments

        We expect to continue to acquire and develop treatment centers in connection with the implementation of our growth strategy. Since 2005, we have acquired 23 radiation oncology treatment centers, which are summarized in the following table:

	Number of Treatment Centers for the Year Ended December 31,
	2005	2006	2007	2008	2009
Treatment centers:
California	8	16	17	16	15
Florida	8	12	16	18	18
Indiana	—	—	—	4	4

        We ceased operations of the Sonora Regional Cancer Center as of June, 2008. This new center that we developed in a joint venture commenced operation on April 6, 2005. Our initial contribution to the joint venture which managed this treatment center was $2.1 million. The closure was the result of the expiration of the lease agreement for the building space housing this treatment center. In connection with the closure, we recorded an impairment loss from the discontinued operation of approximately $3.0 million in 2008.

        In 2004, we entered into a contract to operate a treatment center on behalf of a third party payor for which we provided equipment and services. The center was closed in June 2009 as a result of the expiration of our contract to operate this treatment center. We recognized $0.6 million of closure costs during 2009.

        Since the beginning of 2007 we have acquired 11 treatment centers for approximately $66.6 million plus transaction expenses.

        On July 1, 2008, the Company acquired the assets of a radiation treatment center in Indiana previously held by ROA Associates, LLP whose financial statements are included herein.

        The operations of the foregoing acquisitions have been included in the accompanying consolidated statements of income from the respective dates of each acquisition. When we acquire a treatment center, the purchase price is allocated to the assets acquired and liabilities assumed based upon their respective values on the acquisition date. The excess of the purchase price over the fair value of net assets acquired is allocated to goodwill. We believe the fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions. We do not currently have any binding commitments or agreements to make any acquisitions.

Third-Party Contracting

        Our affiliated physician groups receive payments for their services and treatments rendered to patients covered by third-party payors. Most of our affiliated physician groups' revenue from third-party payors is from managed care organizations and is attributable to contracts we have negotiated with them. We believe that the scale of our treatment center network improves our ability to negotiate more attractive agreements with these payors. These agreements specify fixed fees for services provided at our treatment centers, and give the managed care organization the ability to market access to our affiliated physician groups and physicians to their members. This is a benefit to the managed care organization, and also gives our affiliated physician groups access to a larger pool of potential patients.

Receivables Management

        Our affiliated physician groups provide radiation therapy services under a significant number of different professional and technical codes, which determine reimbursement. Our affiliated physician groups rely on us to provide the complex coding, billing and collections process. Fees billed to contracted third-party payors and government sponsored programs are automatically adjusted to the allowable payment amount at the time of billing. For third-party payors with whom we do not have contracts and self-pay patients, the amount we expect will be paid for services is estimated and recorded at the time of billing. We revise these estimates at the time billings are collected for any actual differences in the amount received and the net billings due.

        Our billing office staff expedites the payment process using a number of methods, including electronic inquiries, phone calls and automated letters, which helps to facilitate timely payment by the relevant payor. We routinely prepare aging reports for accounts receivable by date of billing. Our collection team then utilizes these reports to assess and determine the payors requiring additional focus and collection efforts. Our accounts receivable exposure on Medicare, Medicaid and third-party payor balances are largely limited to contractual adjustments. Our exposure to bad debts on balances relating to these types of payors historically has been de minimis.

        In the event of denial of payment, we follow the payor's standard appeals process, both to secure payment and to lobby the payors, as appropriate, to modify their medical policies to expand coverage for the newer and more advanced treatment services that we provide. If all reasonable collection efforts with these payors have been exhausted by our central billing office staff, the account receivable is written off to the contractual allowance.

Sources of our Affiliated Physician Groups' Net Revenue By Payor

        Our affiliated physician groups' net revenue is summarized by payor source in the following table:

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2010	2007	2008	2009
Third-party payors	56%	54%	49%	53%	55%
Medicare	38%	39%	46%	42%	39%
Medicaid	5%	6%	4%	4%	5%
Self-pay	1%	1%	1%	1%	1%

        Our affiliated physician groups receive payments for their services and treatments rendered to patients covered by Medicare, Medicaid, third-party payors and self-pay. Generally, our affiliated physician groups' net revenue is impacted by a number of factors, including the payor mix, the number and nature of procedures performed and the rate of payment for the procedures.

        Third-Party Payors.    Third-party payors include private health insurance as well as related payments for co-insurance and co-payments. Most of our affiliated physician groups' third-party payor revenue is attributable to contracts where a set fee is negotiated relative to services provided by our treatment centers. We do not have any contracts that individually represent over 5% of our affiliated physician groups' net revenue. Although the terms and conditions of our managed care contracts vary, they are typically for terms of less than five years and provide for automatic renewals. If payments by managed care organizations and other third-party payors decrease then our net revenue and net income could decrease.

        Medicare and Medicaid.    Since cancer disproportionately affects elderly people, a significant portion of our affiliated physician groups' net revenue is derived from the Medicare program as well as related co-payments. Medicare reimbursement rates are determined by the Center for Medicare and Medicaid Services, or CMS, and are typically lower than our rates to third-party payors and self-pay patients. Further, Medicaid reimbursement rates are typically lower than Medicare rates. Government sponsored programs generally reimburse on a fee-for-service basis based on a predetermined reimbursement rate schedule. Medicare reimbursement rates are determined by a formula that typically changes on an annual basis. We depend on payments from government sources and any changes in Medicare or Medicaid programs could result in a decrease in our net revenue and net income.

        Self-Pay.    Self-pay consists of payments for treatments by patients not otherwise covered by Medicare, Medicaid and third-party payors.

Seasonality

        Our results of operations historically have fluctuated on a quarterly basis and can be expected to continue to fluctuate. Some of the patients of our Florida treatment centers are part-time residents in Florida during the winter months. Hence, these treatment centers have historically experienced higher utilization rates during the winter months than during the remainder of the year. In addition, referrals are typically lower in the summer months due to traditional vacation periods.

Results of Operations

        The following summary results of operations data are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements, the accompanying notes and other financial information included in this prospectus.

        The following table presents summaries of results of operations for the nine months ended September 30, 2009 and 2010 and for the years ended December 31, 2007, 2008 and 2009:

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2010	2007	2008	2009
	(unaudited)
	(in thousands)
Statement of Operations Data:
Net revenue	$81,766	$74,152	$85,718	$108,684	$106,757
Cost of operations:
Salaries and benefits	27,318	26,582	33,533	37,933	35,738
Depreciation and amortization	14,118	13,830	15,662	18,110	18,718
General and administrative expenses	23,742	27,753	29,134	39,696	32,138

Total operating expenses	65,178	68,165	78,329	95,739	86,594

Income from operations	16,588	5,987	7,389	12,945	20,163
Other income (expense):
Interest expense	(12,647)	(16,206)	(17,486)	(18,258)	(16,726)
Debt extinguishment costs	—	(2,932)	—	—	—
Loss on interest rate swap	(746)	(267)	(1,860)	(3,372)	(916)
Equity interest in net earnings of joint venture	616	382	959	1,144	738
Interest and other income (expense), net	(240)	(322)	(52)	200	(250)

Total other expense	(13,017)	(19,345)	(18,439)	(20,286)	(17,154)

Income (loss) from continuing operations before income taxes	3,571	(13,358)	(11,050)	(7,341)	3,009

Income tax (expense) benefit	(1,963)	4,880	3,920	2,990	(1,654)

Income (loss) from continuing operations	1,608	(8,478)	(7,130)	(4,351)	1,355
Discontinued operations, net of tax:
Impairment loss resulting from discontinued operations	—	—	—	(4,065)	—
Income from discontinued operations	—	—	155	29	—

Net income (loss)	$1,608	$(8,478)	$(6,975)	$(8,387)	$1,355

Comparison of the Nine Months Ended September 30, 2009 and 2010

        Net revenue.    Net revenue for the nine months ended September 30, 2010 was $74.2 million compared to $81.8 million for the same period in 2009, a decrease of $7.6 million or 9.3%. The year-over-year decline in net revenue was principally due to (1) a $2.2 million decrease resulting from the permanent closure of one center in June 2009 due to the expiration of a contract to operate the center and the resulting loss of revenue from patient treatments performed at that center, (2) a $1.1 million decrease due to the replacement of linacs at two single-linac treatment centers, which caused a temporary closure of one treatment center and reduced IMRT utilization at the second treatment center and (3) an overall decrease in patient treatments as a result of broad economic factors. Due to the location of one of the single-linac treatment centers, we were unable to transfer patients from the temporarily closed center to any of our other treatment centers in the network. Both treatment centers returned to normal operations during the nine months ended September 30, 2010.

        Salaries and benefits.    Salaries and benefits for the nine months ended September 30, 2010 decreased 2.6% to $26.6 million from $27.3 million for the same period in 2009. The decrease was primarily due to a reduction in personnel and related salary and employee benefit costs during the period, partially offset by a management retention payment of $0.5 million and $0.5 million of other compensation payments approved by the Compensation Committee of the Board of Directors.

        Depreciation and amortization.    Depreciation and amortization expense for the nine months ended September 30, 2010 decreased slightly to $13.8 million compared to $14.1 million for the same period of 2009.

        General and administrative expenses.    General and administrative expenses for the nine months ended September 30, 2010 increased $4.1 million to $27.8 million, or 17.3%, from $23.7 million for the nine months ended September 30, 2009. The increase was due to $1.6 million in costs associated with the operation of a temporary vault while replacing a linac at a single-linac treatment center and estimated settlement costs related to a lease settlement of $0.9 million, offset by a decrease of $2.1 million in center and corporate overhead costs. Reimbursement of legal expenses and proceeds related to the settlement of litigation offset general and administrative expenses incurred during the nine months ended September 30, 2009.

        Interest expense.    Interest expense increased $3.6 million to $16.2 million or 28.6% for the nine months ended September 30, 2010 compared to $12.6 million for the same period in 2009. The increase in interest expense was principally due to the refinancing of debt and the issuance of $210.0 million of Senior Secured Notes which bear interest at higher rates than the retired debt.

        Debt extinguishment cost.    The Company recognized $2.9 million of debt extinguishment cost in the second quarter of 2010 in connection with the refinancing.

        Income tax (expense) benefit.    Income tax benefit increased $6.9 million to $4.9 million for the nine months ended September 30, 2010 compared to income tax expense of $2.0 million during the same period in 2009. The increase was due to a $13.4 million loss from continuing operations before income taxes for the nine months ended September 30, 2010 compared to income from continuing operations before income taxes of $3.6 million for the nine months ended September 30, 2009.

Comparison of the Years Ended December 31, 2008 and 2009

        Net revenue.    Net revenue decreased by $1.9 million, or 1.8%, from $108.7 million in 2008 to $106.8 million in 2009. The decrease was primarily due to lower reimbursement rates from CMS. CMS reimbursement rate reduction decreased net revenue by approximately $1.9 million, or 1.5%, with an additional decrease in net revenue due to a 4.4% decrease in total treatment center census. This decrease to net revenue was partially offset by a 3.1% increase in IMRT and 17.2% increase in IGRT treatment procedures, which are billable at a higher rate than CBT treatments.

        Salaries and benefits.    Salaries and benefits decreased by $2.2 million, or 5.8%, from $37.9 million in 2008 to $35.7 million in 2009. Salaries and benefits as a percentage of net revenue decreased from 34.9% for 2008 to 33.5% for 2009. The decrease was primarily due to reduced salaries and benefits expenses related to staff reductions and elimination of bonuses in 2009.

        Depreciation and amortization.    Depreciation and amortization expense increased by $0.6 million, or 3.4%, from $18.1 million in 2008 to $18.7 million in 2009. This increase was primarily due to depreciation related to new equipment installed at certain treatment center locations at the end of 2008.

        General and administrative expenses.    General and administrative expenses decreased by $7.6 million, or 19.0%, from $39.7 million in 2008 to $32.1 million in 2009. General and administrative expenses as a percentage of net revenue decreased from 36.5% for 2008 to 30.1% for 2009. The decrease was primarily due to a decrease in legal and accounting expenses of approximately $6.6 million as a result of legal expenses incurred in 2008 which were partially reimbursed to us by one of our physician groups and in connection with the settlement of litigation related to those legal activities, the proceeds from which reduced legal expenses in 2009, and a decrease in corporate relocation expenses of $1.1 million resulting from moving the corporate headquarters from California to Colorado in 2008.

        Interest expense.    Interest expense decreased by $1.5 million, or 8.4%, from $18.3 million in 2008 to $16.7 million in 2009. The decrease in interest expense was principally due to a decrease in interest rates and the average balance of debt outstanding.

        Loss on interest rate swap.    Loss on interest rate swap decreased by $2.5 million, or 72.8%, from $3.4 million in 2008 to $0.9 million in 2009. The decrease in the loss on interest rate swap was principally due to a continued but less significant decline in interest rate expectations in 2009 compared to 2008.

        Equity interest in net earnings of joint venture.    Equity interest in earnings of joint venture decreased by $0.4 million, or 35.5%, from $1.1 million in 2008 to $0.7 million in 2009. The decrease in the equity interest in earnings of joint venture was principally due to a decline in joint venture revenue and the resultant decline in net earnings.

        Discontinued operations.    We incurred an impairment loss resulting from discontinued operations in 2008 of $4.1 million. The loss was the result of the closure of operations of our Sonora Regional Cancer Center, or Sonora, in which we had a 50% interest in a joint venture as of June 30, 2008. We recognized an impairment loss from the discontinued operation for the intangible assets and property, plant, and equipment of approximately $2.4 million ($0.5 million of which was attributable to the Sonora non-controlling joint venture partner) in 2008. We also recorded an impairment loss from discontinued operations of approximately $3.0 million representing the reduction in value of goodwill allocable to Sonora. The impairment charges were recorded net of the $0.8 million of related income tax benefit in 2008.

        Income tax (expense) benefit.    Income tax expense increased $4.6 million from an income tax benefit of $3.0 million in 2008 to $1.7 million of income tax expense in 2009. The increase was primarily due to income from continuing operations of $3.0 million before income taxes in 2009 compared to a loss of $7.3 million from continuing operations before income taxes in 2008.

Comparison of the Years Ended December 31, 2007 and 2008

        Net revenue.    Net revenue increased by $23.0 million, or 26.8%, from $85.7 million in 2007 to $108.7 million in 2008. Approximately $10.7 million of this increase was related to additional centers acquired during 2007 and 2008. The remaining increase in net revenue was principally due to an increase in total census of 8.1% and an increase in IMRT treatments of 18.8%, which have a greater reimbursement rate than CBT.

        Salaries and benefits.    Salaries and benefits increased by $4.4 million, or 13.1%, from $33.5 million in 2007 to $37.9 million in 2008. The increase in salaries and benefits was primarily due to the addition of employees in connection with the additional centers acquired in 2007 and 2008. Salaries and benefits as a percentage of net revenue decreased from 39.1% for 2007 to 34.9% for 2008.

        Depreciation and amortization.    Depreciation and amortization expense increased by $2.4 million, or 15.6%, from $15.7 million in 2007 to $18.1 million in 2008. This increase in depreciation and amortization expense was primarily due to additional treatment centers acquired and new equipment installed in 2007 and 2008.

        General and administrative expenses.    General and administrative expenses increased by $10.6 million, or 36.3%, from $29.1 million in 2007 to $39.7 million in 2008. General and administrative expenses as a percentage of net revenue increased from 34.0% for 2007 to 36.5% for 2008. The increase was primarily due to additional centers acquired in 2007 and 2008, which added approximately $5.5 million to our cost structure, an increase in corporate relocation expenses of $1.1 million as we moved the corporate headquarters from California to Colorado in 2008 and $2.3 million in higher legal expenses.

        Interest expense.    Interest expense increased by $0.8 million, or 4.4%, from $17.5 million in 2007 to $18.3 million in 2008. The increase in interest expense was principally due to an increase in the average balance of debt outstanding as a result of acquisitions in 2007 and 2008.

        Loss on interest rate swap.    Loss on interest rate swap increased by $1.5 million from $1.9 million in 2007 to $3.4 million in 2008. The increase in the loss on interest rate swap was principally due to a more significant decline in expected interest rates in 2008 compared to 2007.

        Equity interest in net earnings of joint venture.    Equity interest in earnings of joint venture increased by $0.2 million, or 19.3%, from $1.0 million in 2007 to $1.1 million in 2008. The increase in the equity interest in earnings of joint venture was principally due to increased revenue related to joint venture operations.

        Discontinued operations.    We incurred an impairment loss resulting from discontinued operations in 2008 of $4.1 million. The loss was the result of the closure of operations at Sonora in which we had a 50% interest in a joint venture as of June 30, 2008. We recognized an impairment loss from the discontinued operation for the intangible assets and property, plant, and equipment of approximately $2.4 million ($0.5 million of which was attributable to the Sonora non-controlling joint venture partner) in 2008. We also recorded an impairment loss from discontinued operations of approximately $3.0 million representing the reduction in value of goodwill allocable to Sonora. The impairment charges were recorded net of the $0.8 million of related income tax benefit in 2008.

        Income tax (expense) benefit.    Income tax benefit decreased $0.9 million from $3.9 million in 2007 to $3.0 million in 2008. The decrease was primarily due to a decrease in the loss from continuing operations before income taxes from $11.1 million in 2007 to $7.3 million in 2008.

Liquidity and Capital Resources

        On May 13, 2010, we concluded the offering of the Senior Secured Notes. Proceeds from the sale of the Senior Secured Notes were used primarily to repay our then existing senior credit facility and subordinated debt. Concurrently with the closing of the offering, our direct wholly-owned subsidiary, Oncure Medical, and each of its direct and indirect subsidiaries entered into a new senior secured revolving credit facility with GE Capital Markets, Inc., as sole lead arranger and book manager, General Electric Capital Corporation, as administrative agent and collateral agent, and the other lenders from time to time party thereto.

        The new revolving senior credit facility provides for aggregate commitments of up to $40.0 million as of May 13, 2010, including a letter of credit sub-facility of $2.0 million and a swing line sub-facility of $2.0 million, and provides for the increase, at our option, of aggregate commitments by $10.0 million, subject to certain conditions. The new revolving credit facility is undrawn as of September 30, 2010 and expires in May 2015.

        Our primary ongoing liquidity requirements are for working capital, debt service, capital expenditures and acquisitions. We finance these liquidity requirements through a combination of cash on hand, cash flows from operating activities and the incurrence of additional indebtedness, including borrowings under our revolving credit facility. See "Description of Certain Indebtedness."

        As of September 30, 2010, we had total cash and cash equivalents of $17.7 million, $206.5 million of outstanding long-term indebtedness, net of discount, and availability under our revolving credit facility of up to $40.0 million, which may be increased pursuant to the terms of the indenture governing the exchange notes and the agreement governing our revolving credit facility. See "Capitalization" and "Description of Certain Indebtedness."

        Based on our current business plan, we believe that our existing cash balances, cash generated from operations and availability under our revolving credit facility will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our future cash requirements could be higher than we currently expect as a result of various factors. Our ability to meet our liquidity needs could be adversely affected if we suffer adverse results of operations, or if we violate the covenants and restrictions to which we are subject under our revolving credit facility. Additionally, our ability to generate sufficient cash from our operating activities is subject to general economic, political, regulatory, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our revolving credit facility in an amount sufficient to enable us to pay our service or repay our indebtedness or to fund our other liquidity needs, and we may be required to seek additional financing through credit facilities with other lenders or institutions or seek additional capital through private placements or public offerings of equity or debt securities. No assurances can be given that we will be able to complete additional debt or equity financings on terms favorable to us or at all.

Cash Flows Provided By Operating Activities

        Net cash provided by operating activities for the nine months ended September 30, 2009 and 2010 and the years ended December 31, 2007, 2008 and 2009 was $12.2 million, $15.9 million, $11.6 million, $10.7 million and $16.9 million, respectively.

        Net cash provided by operating activities increased $3.7 million to $15.9 million in the nine months ended September 30, 2010 compared to $12.2 million in the same period in 2009. The increase was primarily a result of an increase in cash provided by accrued expenses of $12.1 million primarily due to accrued interest, debt extinguishment costs of $2.9 million, an increase in cash provided by accounts receivable of $3.7 million and a decrease in cash utilized for prepaid expenses and other assets of $4.0 million, offset by a decrease in net income in 2010 of $10.1 million, a decrease in deferred income tax expense of $6.8 million and an increase in cash utilized by other liabilities of $2.2 million primarily due to settlement of our interest swap agreement.

        Net cash provided by operating activities decreased by $0.8 million from $11.6 million in 2007 to $10.7 million in 2008. This decrease was primarily attributable to a $1.4 million increase in net loss, an increase in accounts receivable of $8.1 million from the centers acquired in 2007 and 2008 and a decrease in other current liabilities of $4.9 million, offset by increased depreciation and amortization expense of $2.8 million, impairment loss resulting from discontinued operations of $4.1 million, an increase in accounts payable and accrued expenses of $3.8 million and an increase in prepaid expenses and other assets of $2.8 million.

        Net cash provided by operating activities increased by $6.2 million from $10.7 million in 2008 to $16.9 million in 2009. This increase was primarily attributable to a $9.7 million increase in net income offset in part by $4.1 million loss from discontinued operations.

Cash Flows Used In Investing Activities

        Net cash used in investing activities for the nine months ended September 30, 2009 and 2010 and the years ended December 31, 2007, 2008 and 2009 was $4.5 million, $3.3 million, $26.4 million, $59.3 million and $6.0 million, respectively.

        Net cash used in investing activities decreased by $1.2 million from $3.3 million for the nine months ended September 30, 2010 to $4.5 million for the nine months ended September 30, 2009. The decrease was primarily due to a decrease in capital expenditures.

        Net cash used in investing activities increased by $32.8 million from $26.4 million in 2007 to $59.3 million in 2008. This increase was primarily attributable to a $25.4 million increase in cash paid for acquisitions and a $6.1 million increase in property and equipment purchases in 2008 as compared to 2007.

        Net cash used in investing activities decreased by $53.3 million from $59.3 million used in investing activities in 2008 to $6.0 million used in investing activities in 2009. This decrease was primarily attributable to $46.5 million in cash paid for acquisitions in 2008 compared to no acquisitions in 2009 and a $7.0 million reduction in property and equipment purchases in 2009 as compared to 2008.

        Historically, our capital expenditures have been primarily for equipment and information technology software systems and equipment. Total capital expenditures (excluding acquisitions) were $8.1 million, $14.2 million and $7.2 million in 2007, 2008 and 2009, respectively. Capital expenditures for 2010, exclusive of the purchase of radiation oncology treatment centers, are expected to be approximately $8.0 million primarily related to equipment purchases and maintenance capital. To the extent that we acquire or internally develop new radiation oncology treatment centers, we may need to increase our expected capital expenditures.

Cash Provided By (Used In) Financing Activities

        Net cash used in financing activities for the nine months ended September 30, 2009 and 2010 was $14.0 million and $0.3 million, respectively. Net cash provided by financing activities for the years ended December 31, 2007 and 2008 was $15.2 million and $56.9 million, respectively. Net cash used in financing activities for the year ended December 31, 2009 was $14.9 million.

        Net cash used in financing activities decreased by $13.7 million from $14.0 million for the nine months ended September 30, 2009, to $0.3 million for the nine months ended September 30, 2010. The decrease was primarily due to $206.3 million of proceeds from the issuance of Senior Secured Notes in May 2010, offset by $197.7 million in debt repayments and related loan costs of $8.9 million and a decrease in net payments on the line of credit of $12.0 million for the nine months ended September 30, 2009.

        Net cash provided by financing activities increased by $41.7 million in 2008 from $15.2 million in 2007 to $56.9 million in 2008. The increase was primarily attributable to $26.1 million in proceeds from the issuance of long term debt and $12.0 million in draws on our existing line of credit in 2008 compared to $0 in 2007. The increase was also attributable to a $2.1 million decrease in principal payments on our long term debt in 2008.

        Net cash used in financing activities increased by $71.8 million from $56.9 million provided by financing activities in 2008 to $14.9 million used in financing activities in 2009. The increase was primarily attributable to $47.2 million in proceeds from the issuance of debt and a $12.0 million draw on our line of credit in 2008 compared to the repayment of $12.0 million on our existing line of credit and no new borrowings or issuance of debt in 2009.

Contractual Obligations

        The following table sets forth our contractual obligations and the periods in which payments are due as of September 30, 2010:

	Payments Due by Period
Contractual Cash Obligations (in thousands)	Total	Less Than 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Long-term debt(1)	$382,785	$24,675	$49,350	$49,350	$259,350
Capital lease obligations and other notes	5,715	1,861	2,684	1,170	—
Operating leases	55,514	9,289	18,260	14,506	13,459

Total contractual cash obligations	$443,954	$35,825	$70,294	$65,026	$272,809

(1)
Interest payments on long-term debt are based on the fixed annual interest rate of 11.75%.

        In addition to the obligations in the table above, we have an advisory services agreement with Genstar Capital, LLC. Pursuant to this agreement, we pay Genstar an annual management fee of $1.5 million for financial and advisory services. This agreement continues from year to year unless otherwise amended or terminated.

        Additionally, in January 2006, we formed the Vidalia Regional Cancer Center, LLC as a joint venture with Meadows Regional Medical Center to develop and operate a new treatment center in Vidalia, Georgia. Both we and Meadows Regional Medical Center have committed to fund an initial $1.0 million of initial capital upon the successful issuance of a Georgia CON by the Georgia Department of Community. Although the CON has been issued, there has been no development activity to date.

Off Balance Sheet Arrangements

        We do not currently have any off-balance sheet arrangements with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Inflation

        We are impacted by rising costs for certain inflation-sensitive operating expenses such as equipment, labor and employee benefits. We believe that inflation has not had a material impact on us, but may in the future.

Quantitative and Qualitative Disclosures about Market Risk

        Interest Rate Sensitivity.    We are exposed to various market risks as a part of our operations, and we anticipate that this exposure will increase as a result of our planned growth. In an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments. These derivative financial instruments may take the form of forward sales contracts, option contracts, and interest rate swaps. We have not and do not intend to engage in the practice of trading derivative securities for profit. In March 2006, we entered into an interest rate swap agreement in connection with our then existing credit facility, with a notional amount of $70.0 million. We terminated and repaid our previous credit facility and the related interest rate swap agreement in May 2010.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net revenue and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates, including those related to consolidation, revenue recognition, accounts receivable valuation, evaluation of goodwill and other intangible assets for impairment and the provision for income taxes. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

        Our accounting policies are described in Note 2 of the Notes to our Consolidated Financial Statements included elsewhere in this prospectus. We believe the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management's subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used in the preparation of our consolidated financial statements.

        Net Revenue and Allowances for Contractual Discounts.    Our net revenue represents a management fee that is based on a fixed percentage of the earnings of our affiliated physician groups except for one facility where the management fee is based on a fixed percentage of the affiliated physician group's net revenue. Accordingly, the net revenue reported in our consolidated financial statements is affected by the net revenue of our affiliated physician groups. Our affiliated physician groups have agreements with third-party payors that provide them payments at amounts different from their established rates. Our affiliated physician groups' net revenue is reported at the estimated net realizable amounts due from patients, third-party payors and others for services rendered. Our affiliated physician groups' net revenue is recognized as services are provided. Medicare and other governmental programs reimburse physicians based on fee schedules, which are determined by the related government agency. Our affiliated physician groups also have agreements with managed care organizations to provide physician services based on negotiated fee schedules.

        Our affiliated physician groups derive a significant portion of their net revenue from Medicare, Medicaid and third party payors that receive discounts from our standard charges. We must estimate the total amount of these discounts to prepare our consolidated financial statements. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and subject to interpretation and adjustment. We estimate the allowance for contractual discounts on a payor class basis given each payors' interpretation of the applicable regulations or contract terms. These interpretations sometimes result in payments that differ from our estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating regular review and assessment of the estimation process. Changes in estimates related to the allowance for contractual discounts affect net revenue reported in our consolidated statements of operations. We recorded changes in estimates in our allowances for contractual discounts for fiscal years 2007, 2008 and 2009 which increased net revenue by $1.2 million, $1.8 million, and $0.2 million, respectively. There was no change in estimate in our allowances for contractual discounts for the nine months ended September 30, 2010.

        Accounts Receivable and Allowances for Doubtful Accounts.    Accounts receivable are assigned to us by our affiliated physician groups and reported net of estimated allowances for doubtful accounts and contractual adjustments. As part of the MSA, and in consideration of the management services we provide to them, the affiliated physician groups assign their accounts receivable to us. Accounts receivable are uncollateralized and primarily consist of amounts due from third-party payors and patients. To provide for accounts receivable that could become uncollectible in the future, we establish an allowance for doubtful accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The credit risk for other concentrations (other than Medicare) of receivables is limited due to the large number of insurance companies and other payors that provide payments for our services. We do not believe that there are any other significant concentrations of receivables from any particular payor that would subject us to any significant credit risk in the collection of our accounts receivable.

        The amount of the provision for doubtful accounts is based upon our assessment of historical and expected net collections, business and economic conditions, trends in federal and state governmental healthcare coverage and other collection indicators. Accounts receivable are written-off after collection efforts have been followed in accordance with our policies. Accounts receivable, less allowances of $0.6 million, $0.6 million and $0.8 million, were $20.7 million, $21.2 million and $18.2 million as of December 31, 2008 and 2009, and September 30, 2010, respectively.

        Management Services Agreements Payable.    We collect accounts receivable on behalf of our affiliated physician groups and remit amounts due to them after retaining our management services fee. This payable is included in accrued expenses in our consolidated financial statements and was $2.7 million, $2.9 million, and $2.9 million as of December 31, 2008 and 2009, and September 30, 2010, respectively.

        Goodwill.    We perform impairment tests at least annually on all goodwill. For purposes of testing goodwill for impairment, our goodwill has been assigned to our one consolidated reporting unit and our test is performed in the fourth quarter of each year or more frequently if impairment indicators arise. Goodwill is reviewed for impairment utilizing a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if a potential impairment exists, the fair value of the reporting unit is compared to the fair value of its assets and liabilities, excluding goodwill, to estimate the implied value of the reporting unit's goodwill. If an impairment charge is deemed necessary, a charge is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value.

        Considerable management judgment is necessary to estimate the fair value of our reporting unit and goodwill. We determine the fair value of our reporting unit based on the income approach, using a discounted cash flow, or DCF, analysis to value the long-term future cash flows. This DCF analysis was used solely for the purpose of evaluating our goodwill for impairment and should not be interpreted as our prediction of future performance. The assumptions used in our DCF analysis are consistent with the assumptions we believe hypothetical marketplace participants would use, including the expectation that the most likely transaction to acquire us would be to acquire our assets. With respect to our DCF analysis, the timing and amount of future cash flows requires critical management assumptions, including estimates of expected future net revenue growth rates, EBITDA contributions, expected capital expenditures and an appropriate discount rate and terminal value. The average annual revenue growth rates forecasted for the reporting unit for the first five years of our projections ranged between 5.6% and 6.1%, due to expected growth in census numbers specifically related to IMRT and IGRT services. After 2014, revenue growth was estimated to decline to a more normalized level. The overall weighted average cost of capital was 11.5% and the terminal value was calculated using the "Gordon Growth" expression. This expression quantifies the terminal value based on the assumption of a perpetual stream of cash flow with an inherent growth rate of 3.0%. Our 2009 assessment resulted in the determination that the fair value of our reporting unit exceeded the carrying amount by 22% and thus no impairment was indicated.

        Management Services Agreements.    MSAs represent the intangible assets that were purchased in the acquisition of our common stock by Genstar in 2006. In connection with the acquisition, existing MSAs were recorded at their estimated fair values based upon an independent valuation. The MSAs are noncancelable except for performance defaults that are subject to various notice and cure periods.

        We amortize the MSA intangible assets on a straight-line basis over the term of each MSA, including one renewal option period, which range from four to 24 years.

        Impairment of Long-Lived Assets.    We review our long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. Assessment of possible impairment of a particular asset is based on our ability to recover the carrying value of such asset based on our estimate of its undiscounted future cash flows. If these estimated future cash flows are less than the carrying value of such asset, an impairment charge is recognized for the amount by which the asset's carrying value exceeds its estimated fair value.

        Income Taxes.    We make estimates in recording our provision for income taxes, including determination of deferred tax assets and deferred tax liabilities and any valuation allowances that might be required against the deferred tax assets. There are currently no valuation allowances against deferred tax assets.

        An uncertain income tax position will not be recognized if we believe it has less than a 50% likelihood of being sustained. At September 30, 2010, we had $1.0 million of unrecognized tax assets. We are subject to taxation in the United States and five state jurisdictions. We are generally subject to federal and state examination for tax years after December 31, 2005 for federal purposes and after December 31, 2004 for state purposes.

 BUSINESS

Company Overview

        We operate radiation oncology treatment centers for cancer patients. We contract with radiation oncology medical groups, which we refer to as our affiliated physician groups, and their radiation oncologists through long-term management services agreements, or MSAs, to offer cancer patients a comprehensive range of radiation oncology treatment options, including most traditional and next generation services. We currently provide services to a network of 14 affiliated physician groups that treat cancer patients at our 37 radiation oncology treatment centers, making us one of the largest strategically located networks of radiation oncology service providers. We believe that our physician business model, market leadership in targeted geographic regions, clinical technological equipment, strong track record of treatment center operating performance and experienced management team provides us with a significant competitive advantage in the radiation therapy market.

        We typically lease the facilities where our radiation oncology treatment centers are located and own or lease all of the equipment and leasehold improvements at these centers. Through our MSAs, we provide our affiliated physician groups use of these facilities, certain clinical services of our treatment center staff, and administer the non-medical business functions of our treatment centers, such as physician succession planning, technical staff recruiting, marketing, managed care contracting, receivables management and compliance, purchasing, information systems, accounting and human resource management. Physician succession planning refers to the process for anticipating the need for additional physicians within an affiliated physician group as a result of the retirement or planned departure of an existing member, the health and well being of an existing member or such member's desire for a physician to take part-time status and the group's plans for growth. Our affiliated physician groups and their physicians retain full control over the clinical aspects of patient care. This structure is designed to allow our affiliated physician groups to focus primarily on providing patient care and treatment center growth including expansion of their group's services.

        Our MSAs have an average term of 10 years and are generally renewable for an additional five year period. Pursuant to the MSAs, our affiliated physician groups pay us a management fee that generally represents a fixed percentage of the group's earnings. We believe this MSA structure allows us to ensure the affiliated physician group's business interests are aligned with our own. We estimate that approximately 99% of our affiliated physician groups' revenues depend on reimbursement by third party payors, including government payors. As such, our revenue is generated from our MSAs, but is impacted by the operations of the treatment centers especially as they relate to revenues generated by the affiliated physician groups.

        We believe that we attract and retain leading radiation oncology groups and their physicians largely due to this business model, the benefits of scale and our commitment to clinical excellence. By establishing relationships with highly qualified, well-respected radiation oncology groups and their physicians, we believe that we receive ongoing benefits as a result of giving referring physicians, their patients and third party payors a high level of confidence in the clinical capabilities of our groups.

        We have built a provider network focused on targeted geographic regions and believe we have established leading market positions within these regions. Our network of 37 treatment centers is located in 37 markets and includes 15 treatment centers in California, 18 treatment centers in Florida and four treatment centers in Indiana. Based on our estimate of the number of freestanding, or non-hospital based, treatment centers, we believe we operate the most centers in California and the second most centers in Florida.

        We believe these two states are two of the most attractive markets in the United States for cancer treatment providers due to the large and growing senior populations and the high incidence of cancer. Our targeted regional focus is designed to allow us to build a leading market presence that enables us to drive efficiencies through economies of scale and fixed cost leverage. In addition, we believe our significant position in local markets creates strong barriers to entry.

        We currently have MSAs with 14 affiliated physician groups consisting of approximately 70 physicians, who on average have over 15 years of experience. There are currently five treatment centers that operate with only one full-time radiation oncologist. Our affiliated physician groups operating at any single physician treatment center, maintain adequate physician coverage in the absence of the regular full-time radiation oncologist by contracting for the services of a part-time radiation oncologist or locum tenens, or, if necessary, radiation oncologists within our affiliated physician groups will travel between more than one treatment center to treat patients and maintain appropriate coverage. We actively assist our affiliated physician groups in identifying new radiation oncologists to join their groups.

        We may either develop a treatment center at a "de novo" site or lease a previously existing treatment center and purchase the existing assets within such center. We seek to purchase treatment centers or develop de novo treatment centers in locations in areas where there is high utilization of radiation oncology services and where we believe that we can maximize our profits by contracting with radiation oncology groups that can be significantly benefited by our management services. The MSAs are entered into after the acquisition of the treatment centers assets. When we refer to our acquisition of a treatment center, we are referring to the process whereby we acquire all of the outstanding assets at an existing treatment center and assume the existing lease, or enter into a new lease, relative to the facility. In connection with our acquisition of the assets, we enter into an MSA with the radiation oncology group to provide them use of the facilities, certain clinical services of our treatment center staff, and for us to administer the non-medical business functions of the treatment center.

        We believe that our treatment centers are fitted with clinical technological equipment that allows our affiliated physician groups to provide cancer patients the highest quality of care through clinically advanced treatment options. The early and continual adoption of cutting-edge technology by the physicians in our affiliated physician groups has enabled rapid sharing of this knowledge and best practices across the network to drive superior clinical results. Early adoption and appropriate utilization of these next generation technologies has resulted in more attractive reimbursement rates for our affiliated physician groups. We believe our clinical technological equipment provides us with a significant competitive advantage in attracting new physician groups and is appealing to referral sources, patients and payors.

        Since our inception, we have built a leading network of radiation oncology treatment centers that has resulted in increased net revenue and Adjusted EBITDA growth. In 2007 and 2008, we acquired five and six new treatment centers, respectively. Since 2008, there have been no acquisitions of treatment centers. Between fiscal years 2007 to 2009, our net revenue, operating income and Adjusted EBITDA have grown at compounded annual growth rates of 11.6%, 65.2% and 14.0%, respectively, through a combination of organic growth and acquisitions. Newly acquired centers contributed to approximately 46%, 9% and 17% of our revenues in 2007, 2008 and 2009, respectively. For the year ended December 31, 2009, our net revenue, operating income and Adjusted EBITDA were $106.8 million, $20.1 million and $39.5 million, respectively. We believe that attractive long-term trends in our industry, our business model, our clinical excellence and our leading market position align us well for continued future growth.

        For the nine months ended September 30, 2010, our net revenue, operating income and Adjusted EBITDA were $74.2 million, $6.0 million and $26.7 million, respectively, compared to $81.8 million, $12.0 million and $30.6 million, respectively, for the same period in 2009. The year-over-year decline in net revenue, operating income and Adjusted EBITDA was principally due to a decrease in patient treatments as a result of broad economic factors and the replacement of linacs at two single linac treatment centers, which caused a temporary closure of one treatment center for approximately two months and reduced IMRT utilization at the second treatment center for approximately 3 months. In addition, due to the location of one of these treatment centers, we were unable to transfer patients from that temporarily closed center to any of our other treatment centers. Prior to the replacement of these two linacs, the two centers combined generated approximately 10% of total revenue for the fiscal year ended 2009. During the nine months ended September 30, 2010, we incurred approximately $1.6 million in related center closure costs. One of the two centers returned to normal operations in May 2010 and the other returned to normal operations in the third quarter of 2010.

        We were originally formed as a Delaware corporation in 1998. In 2006, we were acquired by Genstar and it affiliates. At the time we operated owned 28 treatment centers in two different states and had MSAs with 10 affiliated physician groups, representing approximately 50 physicians. Since the acquisition by Genstar, we have continued to grow our business, acquiring 11 additional treatment centers. We currently have a provider network of 37 treatment centers in three different states and MSAs with 14 affiliated physician groups consisting of approximately 70 physicians. Substantially all of the co-registrants were originally acquired in connection with the acquisitions of our various treatment centers and are currently dormant. Certain other co-registrants including USCC Acquisition Corp., USCC Florida Acquisition Corp. and US Cancer Care, Inc. were formed by Oncure Medical Corp. and currently serve as operating entities and are parties to certain of our MSAs.

Industry Overview

        According to the ACS, over 19 million cancer cases have been diagnosed in the United States since 1990, with an estimated 1.5 million cases diagnosed in 2009. Approximately 77% of all cancer cases are currently being diagnosed in people over the age of 55. As the United States population and, in particular, the baby boomer generation ages, the number of cancer diagnoses are expected to continue to increase. The states in which we operate collectively represented approximately 19% of United States cancer cases in 2009 (California approximately 10%, Florida approximately 7% and Indiana approximately 2%).

        The United States radiation therapy market was estimated to be approximately $8 billion in 2007. The market's growth has been driven by an aging population, which is more likely to develop cancer, along with the development of radiation technologies that are effective in treating a greater range of cancer diagnoses. The radiation therapy market in the United States is highly fragmented with over 2,200 locations at which radiation therapy is provided. Free-standing radiation oncology treatment centers have grown in prevalence from approximately 400 in 1990 to over 1,000 in 2007. We believe that this growth has been driven by patients' desire to receive radiation oncology treatments, which are typically given daily over a four- to nine-week period, at specialized centers that are convenient and located in their communities. Many of these free-standing treatment centers can benefit from professional management competencies such as physician succession planning, technical staff recruiting, marketing, managed care contracting, receivables management, compliance, purchasing, information systems, accounting and human resource management, and thus look to contract with networks like ours.

        Cancer can be treated using a variety of methods. Although the majority of cancer patients receive radiation therapy, individuals diagnosed with cancer may elect to undergo surgery, chemotherapy and/or biological therapy in conjunction with, or instead of, radiation therapy. Radiation therapy is used to treat nearly two-thirds of all cancer patients in the United States. Radiation therapy is often curative with patients in whom cancer is localized and has not metastasized. Cancer patients are typically referred to a treatment center or radiation oncologist by medical oncologists, breast surgeons, general surgeons, urologists, family practice and internal medicine physicians in addition to other physician specialties and payor sources. Physicians advise patients to choose the type of treatment or combination of treatments based upon the type of cancer, the stage of development and the expected impact on the patients' and his/her caregivers' quality of life, including potential side effects, family stress and economic consequences.

        Delivery of a beam of radiation at a targeted tumor area is currently the dominant treatment used in radiation oncology. CBT is delivered with limited precision and can expose patients to relatively high levels of radiation. The evolution of cancer research and technological advances have produced increasingly effective methods of radiation oncology treatment, including IMRT and IGRT, which deliver the necessary doses of radiation in a more targeted manner, thus minimizing the harm to healthy organs surrounding a tumor. The advancements in cancer targeting also result in fewer side effects and complications, enhancing a patient's overall quality of life. These technological advances are further supported by payor approval of new cancer indications and diagnoses. We also believe that the discovery and utilization of new, innovative means of radiation therapy delivery and the increased awareness of next generation cancer therapy treatments by physicians and patients will continue to increase the use of radiation therapy for treating many types of cancer.

        We expect future growth in the radiation therapy market to be driven by:

  •
  increasing incidence of cancer associated with the aging population;

  •
  advancing deployment and acceptance of radiation equipment technologies that increase the number of treatable cancer patients;

  •
  new and more effective treatment technologies that achieve better patient results with fewer side effects and that have more attractive reimbursement levels;

  •
  increasing physician and patient familiarity with the various cancer treatment options available, thus leading to greater demand for next generation therapies that prevent healthy tissue damage and improve quality of life; and

  •
  continuing payor acceptance of evolving science and treatment technologies in radiation oncology, thereby leading to their approval of reimbursement for additional diagnoses and indications for reimbursement.

Competitive Strengths

        We have developed a broad range of capabilities that we believe provide us with significant competitive advantages, including:

        Physician Business Model that Aligns Incentives.    We contract with affiliated physician groups in a managed services model. This model has been a key driver of our financial success and serves as a foundation for future growth. We enter into MSAs with established radiation oncology groups to realize the value of ongoing patient referral streams and managed care relationships. We structure our MSAs to ensure the physicians' business interests are aligned with our own. We currently contract with 14 affiliated physician groups consisting of approximately 70 physicians, who on average have over 15 years of experience. By establishing relationships with highly qualified, well-respected radiation oncology groups and their physicians, we believe that we receive ongoing benefits as a result of giving referring physicians and their patients a high level of confidence in the capabilities of our groups. We believe that we attract and retain leading radiation oncology groups and their physicians largely due to this business model, the benefits of scale and our commitment to clinical excellence. Our affiliated physician groups have a low physician turnover rate. Physicians typically remain with their group until retirement or relocation. Since 2006, we have successfully renewed every MSA that has come to term under substantially similar terms for an additional period of five or more years.

        Clinical Technological Equipment.    We provide the patients of our affiliated physician groups with a broad spectrum of radiation therapy options, including many advanced treatment options that are not otherwise available or offered by other providers in our markets. We believe that our treatment centers are equipped with clinical technological equipment, which allows our affiliated physician groups to provide cancer patients the highest quality of care through clinically advanced treatment options. We have an advanced base of technology, including IMRT capabilities in all but one of our treatment centers and IGRT capabilities in a majority of our treatment centers. We continue to support our affiliated physician groups in their adoption of next generation technologies, which we believe achieves superior clinical results and more attractive reimbursement levels. The early and continual adoption of cutting-edge technology by our affiliated physician groups has enabled sharing of this knowledge and best practices across our network quickly to drive superior clinical results. We believe our clinical technological equipment provides us with a competitive advantage in attracting new physician groups and is appealing to our referral sources, patients and payors.

        Market Leader in Targeted Geographic Regions.    Our network of 37 treatment centers is located in 37 markets and includes 15 treatment centers in California, 18 treatment centers in Florida and four treatment centers in Indiana. Based on our estimate of the number of freestanding, or non-hospital based, treatment centers in each of these states, we believe we operate the most centers in California and the second most in Florida. We believe these two states are two of the most attractive markets in the United States for cancer treatment providers due to the large and growing senior populations and the high incidence of cancer. In addition, in 2008, we acquired the assets of radiation oncology treatment centers in Ft. Wayne, Indiana and executed an MSA with a radiation oncology group in Northeast Indiana providing us with access to an attractive Midwest market. We believe our significant position in these markets creates strong barriers to entry. We also believe that this targeted geographic focus allows us to build a market presence that enables us to drive efficiencies through economies of scale and fixed cost leverage. Due to our robust regional footprint, we believe we have been successful in attracting leading physicians, marketing, negotiating favorable reimbursement rates with third-party payors, leveraging referral source relationships, achieving operational efficiencies and sharing highly skilled personnel among our treatment centers.

        Strong Track Record of Same-Center Operating Performance.    We have had significant success driving same-center operating performance improvement through leveraging our strong physician business model, proactive referral marketing programs, managed care contracting strategies, sharing knowledge, leadership and resources among our treatment centers and our physician and staff recruiting expertise. Furthermore, our willingness and ability to invest in and implement new state-of-the-art equipment has helped drive substantial same-center growth by enabling appropriate utilization of advanced technology which has resulted in more favorable reimbursement rates. Between fiscal years 2007 to 2009 same-center revenue and Adjusted EBITDA have grown at compounded annual growth rates of 2.3%. Given the generally stable radiation oncology reimbursement environment and our extensive experience in local markets, we have been able to show year-over-year growth as new acquisitions are made and new technologies are deployed at existing treatment centers.

        Growing Business with Strong and Predictable Cash Flow.    Between fiscal years 2007 and 2009, we have experienced net revenue, operating income and Adjusted EBITDA (as defined below under the caption "—Summary Consolidated Financial and Other Data") compound annual growth rates of 11.6%, 65.2% and 14.0%, respectively. We believe there are several underlying factors that contribute to the stability and growing performance of our business, including the aging of the United States population and resultant rise in cancer cases; increased utilization of next generation therapies; improvements in cancer detection and diagnoses; high physician retention due to long-term MSAs and the stable reimbursement outlook. These factors, combined with our moderate maintenance capital expenditures and minimal working capital needs, result in strong and predictable free cash flow generation.

        Strong and Diversified Business and Payor Mix.    Our affiliated physician groups have a broad range of payors and referral sources, and provide treatment across a wide spectrum of cancer diagnoses. Reimbursements are widely diversified among payor sources, including Medicare (39% of affiliated physician groups 2009 net revenue), Medicaid (5% of affiliated physician groups 2009 net revenue) and third-party and other payors (56% of affiliated physician groups 2009 net revenue) for the year ended December 31, 2009. This payor diversity mitigates exposure to possible unfavorable reimbursement trends by any one payor or payor class. Given that we are focused on a variety of cancer diagnoses, we believe we have a highly attractive treatment mix with no specific diagnosis representing more than 23% of our affiliated physician groups' net revenue. Our operations are further diversified by the breadth of our affiliated physician groups' referral sources, with the top ten referring physicians accounting for less than 7% of all referrals, which we believe provides further stability and predictability of future net revenue.

        Proven and Experienced Management Team.    We are led by a dedicated and highly experienced executive management team with significant expertise and industry knowledge. Our Chief Executive Officer, Chairman and top five executives have an average of more than 20 years of healthcare management experience. Over the past decade, our executive management team has successfully overseen continued growth and operational improvement in oncology centers. This team has developed a systematic approach to business operations and has a core competency in integrating newly acquired treatment centers.

Our Business Strategy

        We believe we are well positioned to leverage our physician business model, management expertise and infrastructure to increase our market share within our established geographic regions and selectively expand into new regions. Key elements of our business strategy include:

        Continuing Opportunity with Next Generation Therapies.    We believe the increased utilization of next generation technologies will continue to be a key driver of our growth. Life improving, next generation technologies, such as IMRT and IGRT, enable value-added treatments that drive better clinical results and are typically reimbursed at higher rates than CBT treatments. These next generation technologies are also expanding into new cancer diagnoses and expanded indications, thereby broadening our market opportunity. We intend to actively invest in and implement new technologies along with providing our affiliated physician groups the necessary education and best practices to help improve clinical results. By ensuring that these necessary resources are available to our affiliated physician groups' radiation oncologists, we believe they can generate significant incremental value from their existing base of business.

        Focusing on Quality of Care.    We believe that our focus on patient service enhances the quality of care provided and strengthens our relationships with referring physicians. We focus on minimizing the physical and psychological discomfort for patients with a comprehensive and comfortable care setting. We aim to enhance a patient's overall quality of life by providing technologically advanced radiation oncology treatment options, which deliver the necessary doses of radiation in a more targeted manner, thus minimizing the harm to healthy organs surrounding a tumor. Our treatment centers are generally located in convenient, community-based settings and are designed to deliver high-quality radiation therapy in a patient-friendly environment. Many centers offer support services designed to enhance the patient experience, such as support groups, psychological and nutritional counseling, and transportation assistance in a few cases.

        Focusing on Same-Center Operating Performance.    We believe that a focus on census improvement, optimizing the utilization of new technologies, more efficient utilization of treatment center resources and talent management will result in the continued improvement of the financial performance of our existing treatment centers. We have, and believe we will continue to have, significant success driving census improvement through our proactive referral marketing programs, further advancements in web-based marketing, targeted physician recruitment and strategic payor negotiations. We have demonstrated an ability to enhance treatment center operations through our benchmarking programs, sharing of best practices and measuring performance with specified center metrics. Our benchmarking programs have been developed from historic center level staffing ratios based on the number of patients treated and are used to assess and monitor clinical operating efficiency and economic performance and to make changes in staffing to improve clinical and economic performance. Furthermore, our willingness and ability to invest in and implement new state-of-the-art equipment has helped drive same-center growth. Given the stable radiation oncology reimbursement environment and our extensive experience in local markets, we believe we will continue to show year-over-year growth at our existing treatment centers.

        Expanding by Acquisitions in Targeted Geographic Regions.    The radiation therapy market remains highly fragmented and we believe there are numerous acquisition opportunities in both our current and new markets. We evaluate opportunities to grow through a disciplined and selective acquisition process that focuses on cash flow generation. We believe we have been, and will continue to be, successful in the targeting and integration of acquisitions to expand our current footprint. Since the beginning of 2006, we have acquired 23 treatment centers, targeting markets that have attractive demographic trends where we can leverage operating costs and referral networks. In 2008, we acquired the assets of radiation oncology treatment centers in Fort Wayne, Indiana and executed a MSA with a radiation oncology group in Northeast Indiana, which moved us into an attractive new market where future potential acquisitions exist. Selectively targeting tuck-in acquisitions on an opportunistic basis has allowed us to acquire underperforming and undercapitalized treatment centers at attractive prices where we can focus on achieving operational synergies and cost savings. We have developed a systematic approach for integrating newly acquired treatment centers and have proven our ability to enhance affiliated physician group operations through benchmarking programs, sharing of best practices, developing targeted performance metrics across treatment centers and our willingness to invest and implement new technologies. To date, we have achieved significant improvement in the financial performance of our acquired treatment centers.

        Developing New Treatment Centers and Pursuing Additional Joint Venture Opportunities.    We believe that developments in our current markets have the potential to provide significant near-term net revenue and Adjusted EBITDA growth for us, with moderate capital expenditure requirements. Our strategy is to further penetrate existing and contiguous markets that we believe offer an attractive opportunity for significant growth. We plan to open treatment centers in proximity to established treatment centers where requisite patient demand and referral source relationships exist. We believe this strategy also allows us to accelerate new treatment center growth by leveraging the existing reputation of our radiation oncologists within our affiliated physician groups, their referral network and our infrastructure. We also focus on joint-venture opportunities to expand our service and technology offering and to expand strategically.

Our Services

        Radiation therapy treatments are primarily performed with a linear accelerator, or linac, which uses high-energy photons or electrons to destroy the tumor. Courses of treatment typically last from four to nine weeks. In advance of the actual treatments, a typical patient is provided the following services: (i) the patient is examined, counseled and advised of treatment options by a radiation oncologist; (ii) the agreed upon course of treatment is planned by a physicist under the oncologist's direction; (iii) a trained dosimetrist designs and verifies that the treatment plan's radiation dose and targeting are properly calibrated in the software that controls the linac; (iv) a trained radiation therapy technologist assists the patient to, and positions the patient on, the linac and (v) the technologist verifies the planned dose and beam target before delivering the radiation oncology treatment. Through the use of our treatment centers and equipment, our affiliated physician groups offer a wide array of radiation oncology treatments to cancer patients. The radiation oncologists maintain full control over the provision of medical services at our treatment centers while we provide the non-medical business functions, such as physician succession planning, technical staff recruiting, marketing, managed care contracting, receivables management and compliance, purchasing, information systems, accounting and human resource management. Many of our radiation oncology treatment centers also offer support services designed to enhance the patient experience such as support groups, psychological and nutritional counseling and transportation assistance.

        The majority of individuals who undergo radiation therapy for cancer are treated with external beam radiation therapy. External beam radiation therapy involves exposing the patient to an external source of radiation through the use of special equipment that directs radiation at the cancer. Equipment utilized for external beam radiation therapy varies as some are better for treating cancers near the surface of the skin and others are better for treating cancers deeper in the body. A linac, the common piece of equipment used for external beam radiation therapy, can create both high-energy and low-energy radiation. High-energy radiation is used to treat many types of cancer while low-energy radiation is used to treat some forms of skin cancer. A course of external beam radiation therapy typically ranges from four to nine weeks. Treatments generally are given to a patient once each day with each session lasting for approximately 15 to 20 minutes.

        Another category of radiation therapy is internal radiation therapy, which involves the placement of the radiation source inside the body. The source of the radiation (such as radioactive iodine) is sealed in a small holder, known as an implant, and is introduced through the aid of thin wires or plastic tubes. Internal radiation therapy places the radiation source as close as possible to the cancer cells and delivers a higher dose of radiation in a shorter time than is possible with external beam treatments. Implants may be removed after a short time or left in place permanently (with the radioactivity of the implant dissipating over a short time frame). Temporary implants may be either low-dose rate or high-dose rate. Low-dose rate implants are left in place for several days while high-dose rate implants are removed after a few minutes.

        Each of our treatment centers is designed to provide a comprehensive array of outpatient programs necessary to treat a cancer patient with radiation therapy. Of our 37 treatment centers, 33 are equipped with a linac that we own or lease. We have an advanced base of technology, including IMRT capabilities in all but one of our treatment centers and IGRT capabilities in a majority of our treatment centers. Our treatment centers provide a wide variety of therapies, however, our primary therapies are:

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  Conventional Beam Therapy:    The dominant form of radiation oncology treatment, which may result in relatively high radiation exposure with limited precision, CBT enables radiation oncologists to utilize linac machines to direct radiation beams at the tumor location. After clinical treatment planning is completed, the final configuration of the treatment parameters in the linacs is tested on the patient using a computerized fluoroscopic simulator or by means of computer simulation. The simulator is employed to test the prescribed coordinates of the beam for effective treatment and minimization of exposure (and, therefore, risk of injury) of healthy tissue and critical body structures. Before radiation is administered, custom protective blocks are designed and shaped for each patient to ensure that non-targeted tissue is blocked as thoroughly as possible from radiation. These services are provided by all of our centers.

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  Intensity Modulated Radiation Therapy:    This state-of-the-art cancer treatment method utilizes computer-controlled x-ray accelerators to deliver precise doses of radiation that conform to the three dimensional shape of the tumor by modulating the intensity of an external beam. By targeting tumors more precisely than is possible with CBT, IMRT can deliver higher radiation doses directly to cancer cells while sparing surrounding healthy tissue. These services are provided by all of our centers.

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  Image Guided Radiation Therapy:    This treatment combines precise three dimensional imaging from computerized tomography scanning or precise x-ray with highly targeted radiation beams via IMRT. This technology allows clinicians to locate a tumor target prior to a radiation oncology treatment, dramatically reducing the need for large target margins, which have traditionally been used to compensate for errors in localization. As a result, the amount of healthy tissue exposed to radiation can be reduced, minimizing the incidence of side effects. The clinical application for expanded treatment sites using IGRT includes the pancreas, lung and liver. These services are provided by 21 of our centers.

        In addition to the above mentioned therapies, we also offer other advanced services at various of our centers, including:

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  Positron Emission Tomography—Computed Tomography:    Involves the injection of radioactive isotopes into a patient to obtain images of metabolic physiologic processes. The application of PET in the detection of cancer has become significant in the last two years, as it is the first diagnostic procedure that can detect and monitor a patient's metabolic malignancies. PET/CT provides information that is not available with other medical imaging and combines the metabolic cancer cells detection of PET with an anatomical picture of the tumor on a CT. These services are provided by seven of our centers.

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  High Dose Rate Brachytherapy:    This treatment involves the use of radioactive isotopes placed directly in contact with cancer tissues, which are then removed when a lethal dose of radiation has been delivered to the cancer. These services are provided by 17 of our centers.

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  Simulation, Dosimetry and Three Dimensional Conformal Treatment Planning:    These procedures involve the use of a computer scan, allowing tumors to be visualized in a three dimensional format. This makes it possible to treat the cancer volume with very narrow margins, which greatly decreases the amount of normal tissue irradiated and treatment side effects. This technique also permits the delivery of a larger lethal dose of radiation to the cancer. These services are provided by all of our centers.

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  Prostate Implantation:    Involves the use of palladium and iodine "seeds" and other radioactive implants (radioactive isotopes) in the treatment of prostate cancer while sparing the nearby organs and structures. These services are provided by 19 of our centers.

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  Stereotactic Radiosurgery:    Enables delivery of concentrated, precise, high dose radiation beams to localized tumors. Historically, stereotactic radiosurgery was used primarily for contained lesions of the brain but recent advancements in imaging technologies have allowed more types of tumors to be targeted, therefore broadening the use of stereotactic radiosurgery for extra-cranial cancers. These services are provided by five of our centers.

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  Cyber Knife:    A SRS device with a linac mounted on a robotic arm. Through the use of image guidance cameras, the cyber knife system locates the position of the tumor. The linac attached to the robotic arm delivers multiple beams of radiation that converge at the tumor site. Thus, the tumor receives a concentrated dose of radiation while minimizing exposure to surrounding normal tissue. With sub-millimeter accuracy, the cyber knife is used to treat vascular abnormalities, tumors and cancers of the body. These services are provided by our Southside joint venture.

Our Operations

        We have 12 years of experience operating radiation oncology treatment centers and have developed an integrated operating model. We operate all of our treatment centers pursuant to MSAs between affiliated physician groups and our wholly owned subsidiaries. Our MSAs generally require us to provide our treatment centers with physician succession planning, technical staff recruiting, marketing, managed care contracting, receivables management, compliance, purchasing, information systems, accounting, and human resource management. Our MSAs provide for the affiliated physician group to pay us a management fee based on a fixed percentage of the earnings of each affiliated physician group, with the exception of one MSA in California, under which we earn our management fee based on a fixed percentage of the affiliated physician group's net revenue. Since 2006, we have successfully renewed every MSA that has come to term under substantially similar terms for an additional period of five or more years.

        Treatment Center Operations.    Our treatment centers are designed to deliver high-quality radiation therapy in a patient-friendly environment. Each of our treatment centers is equipped to provide a comprehensive array of outpatient programs necessary to treat a cancer patient with radiation therapy. We have an advanced base of technology, including IMRT capabilities in all but one of our treatment centers and IGRT capabilities in a majority of our treatment centers. In addition, our physician groups offer other advanced services, including PET/CT, Cyber Knife and Stereotactic Radiosurgery.

        Our treatment centers generally range from 4,000 to 12,000 square feet and typically have a staff of between eight and 15 people, depending on patient volume. Our treatment centers generally include a patient waiting room, dressing rooms, exam rooms and hospitality rooms, all of which are designed to minimize patient discomfort. The usual complement of treatment center staff members includes radiation oncologists, physicists, dosimetrists, radiation therapy technologists, oncology nurses, medical assistants and receptionists. We employ all of these individuals with the exception of radiation oncologists, which are employed by our affiliated physician groups. Given the relative geographic proximity of many of our centers, we believe we are able to efficiently share our highly skilled personnel, thereby avoiding costly duplication of services and staffing shortages.

        Cancer patients referred to our treatment centers are provided with an initial consultation, which includes an evaluation of the patient's condition to determine if radiation therapy is appropriate, followed by a discussion of the effects of the therapy. If radiation therapy is selected as a method of treatment, the clinical treatment team engages in clinical treatment planning using x-rays, CT imaging, ultrasound, PET imaging, dosimetry and three dimensional conformal treatment planning in order to locate the tumor and determine the best treatment methodology and regimen.

        Standardized Operating Procedures.    We employ methods by which we share knowledge and best practices across our network quickly to drive superior clinical results. In addition, we have developed standardized operating procedures for our treatment centers in order to ensure that our professionals, including the radiation therapists, physicists, dosimetrists, engineers and oncology nurses that support the physicians, are able to operate uniformly and efficiently. Our manuals, policies and procedures are refined and modified as needed to increase productivity and efficiency and to provide for the safety of our employees and patients. We believe that our standard operating procedures facilitate the interaction of employees and permit the sharing of our highly skilled personnel among our treatment centers.

        Referral Source and Business Development.    Cancer patients are primarily referred by medical oncologists, breast surgeons, general surgeons, urologists, family practice physicians and internal medicine physicians in addition to other physician specialties. Our affiliated radiation oncologists actively develop their referral base by establishing strong clinical relationships with referring physicians. Patient referrals to a particular radiation oncologist or his/her group may be influenced by managed care organizations with which we maintain contractual agreements. Additionally, we have a business development team with dedicated marketing and graphics professionals. Our business development team conducts a proactive referral marketing and physician outreach program. Our business development team works closely with our affiliated radiation oncologists and local marketing specialists to attract new referral sources through a combination of educating physicians, targeted advertising and relationship building. Moreover, proactive communication with referral sources throughout the treatment process keeps all parties informed and engaged to facilitate effective results.

        Recruitment, Retention and Development of Highly Skilled Professionals.    We believe that our patient-focused staff and culture of providing extraordinary patient experiences is the foundation of our success. We believe that our highly skilled professionals give us a competitive advantage as we capitalize on our regional presence by sharing personnel and best practices across our network of treatment centers. We have positioned ourselves in our industry as the company of choice for radiation oncologists, and the employer of choice for our physicists, radiation therapy technologists, dosimetrists, nurses and other treatment center support staff. The ability to recruit talented employees allows our affiliated physician groups to effectively treat our patients, improve referral source relationships and pursue our growth strategies. We attract and retain employees by offering a culture of excellence, the ability to work in state-of-the-art treatment centers, continuing education, competitive pay, incentive programs and opportunities for advancement. We conduct regular talent management programs that utilize the experience and know-how of our employees. We use our targeted physician succession planning and recruitment programs to strengthen and maintain referral source relationships. Our affiliated physician groups have low physician turnover rates. Physicians typically remain with their group until retirement or relocation.

        Payor Relationships.    Our affiliated physician groups receive payments for their services and treatments rendered to patients covered by Medicare, Medicaid, third-party payors and self-pay patients. Most of our treatment centers' revenue from third-party payors is from managed care organizations and is attributable to contracts we have negotiated with them. We believe that the scale of our treatment center network improves our ability to negotiate more attractive agreements with these payors. These agreements specify fixed fees for services provided at our treatment centers, and give the managed care organization the ability to market access to our affiliated physician groups and physicians to their members. This is a benefit to the managed care organization, and also gives our affiliated physician groups access to a larger pool of potential patients.

        Coding, Billing and Receivable Management.    Our affiliated physician groups provide radiation therapy services under a significant number of different professional and technical codes, which determine reimbursement. Our affiliated physician groups rely on us to provide the complex coding, billing and collections process. Our Chief Compliance Officer, Director of Billing and professional coders work together to establish coding and billing rules and procedures to be utilized at our radiation oncology treatment centers providing consistency across centers. In each radiation oncology treatment center, trained staff administer these rules in coordination with the technical personnel located at each treatment center. To provide an external check on the integrity of the coding process, we conduct chart audits and have also retained the services of a third-party consultant to review and assess our coding procedures and processes on a periodic basis. Our billing and collection functions are conducted at two centralized locations.

        Compliance Program.    We have a compliance program that is consistent with guidelines issued by the Department of Health and Human Services. As part of the compliance program, we have appointed a Chief Compliance Officer who is a member of our executive management team. Our program includes an anonymous toll-free hotline reporting system through a third party vendor, annual compliance training programs, auditing and monitoring programs, and a disciplinary system to enforce adherence to our compliance program and related policies. As part of our compliance program, we screen employees through applicable federal and state databases of sanctioned individuals under governmental healthcare programs. Auditing and monitoring activities include the review of claims preparation and submission as well as review of proper coding, billing and documentary back-up material in accordance with reimbursement regulations. We also distribute periodic compliance alerts and provide the members of our affiliated physician groups with compliance training on an ongoing basis.

        Management Information Systems.    We utilize centralized management information systems to monitor data related to each treatment center's operations and financial performance. Our management information systems are used to track patient data, physician productivity and coding, and billing functions. Our management information systems also provide monthly budget analyses, financial comparisons to prior periods and comparisons among treatment centers, thus enabling management to evaluate the individual and collective performance of our treatment centers. We periodically review our management information systems for possible refinements and upgrading. Our management information systems personnel install and maintain our system hardware, develop and maintain specialized software and are able to integrate the systems of the groups we acquire.

        Maintenance and Physics Functions.    We employ or contract with a licensed physicist at each treatment center to assist us and our affiliated physician groups with acquisition, installation, calibration, use and maintenance of our linacs and other related equipment. All patient treatment equipment is under the direct oversight of the assigned physicists. We also utilize the services of the original manufacturers of our equipment and other third-party vendors to perform preventive maintenance, repairs, installation and de-installation and redeployment of our linacs. We believe this helps to ensure the quality of service provided by our affiliated physician groups, the integrity of our equipment, maximizes equipment utilization and minimizes equipment downtime. Our physicists monitor and test the accuracy of each of our linacs on a regular basis in accordance with applicable regulations or more frequently, if necessary, to ensure that our linacs are uniformly and properly calibrated.

        Clinical Research.    We believe that a well-managed clinical research program enhances the reputation of our physician groups. We maintain information on over 30,000 patients. This data can be used by the radiation oncologists and others to research treatment patterns and potentially improve patient care.

Real Property

        Our executive and administrative offices are located in approximately 13,000 square feet of office space in Englewood, Colorado under a lease that expires in 2013. Our California national service center is located in approximately 7,700 square feet of office space in Irvine, California under a lease that expires in 2012. We also lease office space approved for medical use to house our treatment centers in the various communities where we operate. Our radiation oncology treatment centers generally range in size from 4,000 to 12,000 square feet and are typically located on hospital campuses in close proximity to referral sources. All of our treatment centers are located in office space approved for medical use, including three locations where certain of our directors, executive officers and equityholders have an ownership interest. These leases expire at various dates between 2011 and 2024 with renewal options of up to 30 years. Our current complement of offices and treatment centers meets our present requirements and our plans for continued growth of operations. However, where additional capacity is necessary at a treatment center, we will seek to acquire additional space where possible.

        The following table shows a list of our 37 radiation oncology treatment center locations:

Northern California Treatment Centers	Northern Florida Treatment Centers
Lodi	Jacksonville
Modesto	Jacksonville Beach
Stockton	Orange Park
Palatka
Central California Treatment Centers	St. Augustine
Salinas
San Luis Obispo	Central Florida Treatment Centers
Santa Cruz	Beverly Hills
Santa Maria	Bradenton (East)
Simi Valley	Bradenton (West)
Templeton	Brandon
Thousand Oaks	Ocala
Ventura	Sebring
Westlake Village	Sun City Center
Tampa
Southern California Treatment Centers	Zephyrhills
Anaheim
Fountain Valley	Southern Florida Treatment Centers
Mission Viejo	Englewood
Port Charlotte
Indiana Treatment Centers	Sarasota
Angola	Venice
Ft. Wayne
Parkview
Warsaw

        In addition to the treatment centers listed above, we have limited scope arrangements at two additional facilities in Florida and one facility in California as well as mobile PET/CT capabilities at five locations in Florida.

Employees

        As of September 30, 2010, we employ approximately 450 individuals. None of our employees are party to a collective bargaining agreement and we consider our relationships with our employees to be good. We believe we provide competitive wages and benefits and offer our employees a professional work environment that we believe helps us recruit and retain the staff we need to operate our treatment centers. As of September 30, 2010, we were also affiliated with 14 physician groups that employed approximately 70 radiation oncologists. We do not employ radiation oncologists in part due to laws and regulations placing a prohibition on such employment in one state in which we currently operate.

Insurance

        We are subject to claims and legal actions in the ordinary course of business. To cover these claims, we maintain professional liability insurance for our non-physician clinical professionals, as well as general liability and property insurance in amounts we believe are sufficient for our operations. Our professional liability insurance provides primary coverage on a claims-made basis per incident and in annual aggregate amounts. In addition, we currently maintain umbrella coverage, which provides additional coverage for general liability and automobile liability claims. We also maintain directors and officers liability, employer practices liability, and fiduciary liability insurance.

Competition

        The radiation therapy market is highly fragmented and our business is highly competitive. The principal competitive factors are patient service and satisfaction, quality of care, radiation oncologists' experience and expertise, strength of operational systems, access to advanced treatment procedures and planning techniques, ease of physical access, breadth of managed care contract coverage, strength of patient referrals, management strength and regional network market share. Several sources of competition exist, including sole practitioners, single and multiple specialty physician groups, hospitals and other operators of radiation therapy centers.

        There are approximately 2,200 radiation oncology centers in the United States, of which approximately 1,000 are freestanding, or non-hospital based, treatment centers. The radiation therapy market is highly fragmented with the top three outpatient radiation oncology providers accounting for approximately 25% of all free-standing treatment centers.

Legal Proceedings

        We are from time to time party to legal proceedings which arise in the normal course of business. We are not currently involved in any material litigation, the outcome of which would, in management's judgment based on information currently available, have a material adverse effect on our financial condition, results of operations or cash flows.

Regulation

        The healthcare industry is highly regulated and the federal and state laws that affect our business are significant. Federal law and regulations are based primarily upon the Medicare and Medicaid programs, each of which is financed, at least in part, with federal money. State jurisdiction is based upon the state's authority to license certain categories of healthcare professionals and providers and the state's interest in regulating the quality of healthcare in the state, regardless of the source of payment. The significant areas of federal and state regulatory laws that could affect our ability to conduct our business include those regarding:

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  the Medicare and Medicaid programs;

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  false and other improper claims;

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  the Health Insurance Portability and Accountability Act of 1996, or HIPAA;

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  civil and monetary penalties law;

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  privacy, security and code set regulations;

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  anti-kickback laws;

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  the Stark Law and other self-referral and financial inducement laws;

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  fee-splitting;

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  corporate practice of medicine;

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  anti-trust; and

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  licensing.

        A violation of these laws could result in civil and criminal penalties, the refund of monies paid by government and/or private payors, exclusion of physicians, the affiliated physician groups or us from participation in Medicare and Medicaid programs and/or loss of physician license to practice medicine. We believe we exercise care in our efforts to structure our arrangements with our affiliated physician groups to comply with applicable federal and state laws. We have a Corporate Compliance Program consistent with relevant requirements set forth by the Office of the Inspector General, or OIG, and the Department of Health and Human Services, or HHS. Although we believe we are in material compliance with all applicable laws, these laws are complex and a review of our affiliated physician groups by a court, or law enforcement or regulatory authority could result in an adverse determination that could harm our business. Furthermore, the laws applicable to us are subject to change, interpretation and amendment, which could adversely affect our ability to conduct our business.

        We estimate that approximately 43%, 45%, 50%, 46% and 44% of our affiliated physician groups' net revenue for the nine months ended September 30, 2009 and 2010 and for fiscal years 2007, 2008 and 2009, respectively, consisted of reimbursements from Medicaid and Medicare government programs. In order to be certified to participate in the Medicare and Medicaid programs, each provider must meet applicable HHS regulations and requirements relating to, among other things, the type of facility, operating policies and procedures, maintenance equipment, personnel, standards of medical care and compliance with applicable state and local laws. Our affiliated physician groups and their physicians are certified to participate in the Medicare and Medicaid programs.

Federal Law

        The federal healthcare laws apply in any case in which we are providing an item or service that is reimbursable under Medicare or Medicaid. The principal federal laws that affect our business include those that prohibit the filing of false or improper claims with the Medicare or Medicaid programs, those that prohibit unlawful inducements for the referral of business reimbursable under Medicare or Medicaid and those that prohibit the provision of certain services by a provider to a patient if the patient was referred by a physician with which the provider has certain types of financial relationships.

        False and Other Improper Claims.    The federal False Claims Act permits the government to fine us if we knowingly submit, or participate in submitting, any claims for payment to the federal government that are false or fraudulent, or that contain false or misleading information. A provider or billing agent can be found liable not only for submitting false claims with actual knowledge, but also for doing so with reckless disregard or deliberate ignorance of such falseness. In addition, knowingly making or using a false record or statement to receive payment from the federal government is also a violation. If we are ever found to have violated the False Claims Act, we could be required to make significant payments to the government (including damages and penalties in addition to the reimbursements previously collected) and could be excluded from participating in Medicare, Medicaid and other federal healthcare programs. Knowingly making, using or causing to be used claims that are false or fraudulent carries a penalty of up to $50,000 for each false record or statement.

        Under the False Claim Act's "whistleblower" provisions, a private individual is permitted to bring an action on behalf of the government alleging that the defendant has defrauded the government. After the individual has initiated the lawsuit, the government must decide whether to intervene (and become the primary prosecutor) or decline to join, in which case the individual may choose to pursue the case alone and retain primary control over the prosecution. If the litigation is successful, the individual is entitled to a percentage of whatever the government recovers, ranging from 15-30%, depending on whether the government intervened and a host of other factors. Recently, the number of suits brought against healthcare providers by individuals has increased dramatically. Indeed, under the Deficit Reduction Act of 2005, states are being encouraged to adopt legislation similar to the federal False Claims Act to establish liability for the submission of fraudulent claims to the state Medicaid program. Even where a whistleblower action is dismissed with no monetary judgment, we may incur substantial legal fees and other costs relating to an investigation. Liability under the False Claims Act would adversely affect our financial performance and our ability to operate our business.

        While the criminal statutes generally are reserved for instances evidencing fraudulent intent, the civil and administrative penalty statutes are being applied by the federal government in an increasingly broad range of circumstances. Examples of the type of activity giving rise to liability for filing false claims include, but are not limited to:

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  failure to comply with the technical billing requirements applicable to our Medicare and Medicaid business (e.g., mis-coding of services and billing for services not rendered);

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  failure to comply with the Anti-Kickback Law and/or Stark Law (as described in more detail below);

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  failure to comply with the Medicare physician supervision requirements applicable to the services our affiliated physician groups provide, or the Medicare documentation requirements concerning such physician supervision; and

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  the past conduct of the companies we have acquired.

        Additionally, the federal government takes the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant should have known that the services were unnecessary. The federal government also takes the position that claiming reimbursement for services that are substandard is a violation of these statutes if the claimant should have known that the care was substandard. Criminal penalties also are available in the case of claims filed with private insurers if the federal government shows that the claims constitute mail fraud or wire fraud or violate a number of federal criminal healthcare fraud statutes.

        Medicare carriers and state Medicaid agencies also have certain fraud and abuse authority. Private insurers may also bring actions under false claim laws. In addition, the federal government has engaged a number of nongovernmental-audit organizations to assist it in tracking and recovering false claims for healthcare services. The illegal practices targeted include:

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  billing for tests/procedures not performed;

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  billing for tests/procedures not medically necessary or not ordered by the physician;

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  "upcoding" tests/procedures to realize higher reimbursement than what is owed;

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  offering inducements to physicians to encourage them to refer patients; and

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  submitting duplicate billings.

        Further, on May 20, 2009, President Obama signed into law the Fraud Enforcement and Recovery Act of 2009, which greatly expanded the types of entities and conduct subject to the federal False Claims Act. The Fraud Enforcement and Recovery Act appropriated over $500 million for federal law enforcement authorities to combat financial fraud in 2010 and 2011.

        Most recently, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the PPACA, also known as health care reform. PPACA, among other things, heightens potential liability under the federal False Claims Act by allowing more whistleblower lawsuits alleging violations through a narrowing of the triggers for the public disclosure bar. The public disclosure bar, which previously served to protect the health care industry from opportunistic whistleblower lawsuits, prohibits whistleblower lawsuits based on information that has already been publicly disclosed in certain ways. PPACA also amended the False Claims Act so that the public disclosure bar is not jurisdictional and does not require dismissal if the government opposes dismissal. Finally, PPACA relaxes the requirement that the whistleblower, where there has been a public disclosure, have direct knowledge of the action and merely requires that the whistleblower have independent knowledge which adds materially to the publicly disclosed allegations. While the full impact of these changes is not yet known, they are predicted to increase whistleblower lawsuits. If an individual were to file such a suit against us, even if without merit, we could incur significant legal fees in investigating and defending the action.

        Further, the PPACA now requires that overpayments be returned within 60 days of identification of the overpayment or the date a corresponding cost report is due (whichever is later), along with a written explanation of the reason for the overpayment. Any overpayment retained after this deadline will now be considered an "obligation" for purposes of the False Claims Act and subject to fines and penalties.

        In addition to the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or the HITECH Act, created new federal statutes designed to combat fraud and false statements in the healthcare context. The false statement provision prohibits knowingly and willingly falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs.

        We believe our billing and documentation practices comply with applicable laws and regulations in all material respects. Our Chief Compliance Officer and Director of Billing along with our professional coders, work together to establish coding and billing rules and procedures to be utilized at our radiation oncology treatment centers and provide consistency across centers. Billing and collection functions are conducted at two centralized locations. In each radiation oncology treatment center, trained staff are in charge of executing these rules and procedures with the technical personnel located at each treatment center. To provide an external check on the integrity of the coding process, we conduct chart audits and have also retained the services of a third-party consultant to review and assess our coding procedures and processes on a periodic basis. Although we monitor our billing practices for compliance with applicable laws, such laws are very complex and we might not have sufficient regulatory guidance to assist us in our interpretation of these laws. A determination that we have violated these laws could result in significant civil or criminal penalties which could harm our business. We and/or our affiliated physician groups could also become the subject of a federal or state civil or criminal investigation or action, could be required to defend the results of such investigation and be subjected to possible civil and criminal fines. We and/or our affiliated physician groups could also be sued by private payors and be excluded from Medicare, Medicaid or other federally funded healthcare programs.

        HIPAA.    In addition to creating civil and criminal liability in connection with the federal statutes discussed above, HIPAA also establishes uniform standards governing the conduct of certain electronic health care transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by certain covered entities, including health care providers.

        HIPAA includes statutory provisions which have authorized HHS to issue regulations and standards for electronic transactions regarding the privacy and security of healthcare information which apply to us and our treatment centers. The HIPAA regulations include:

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  privacy regulations that protect individual privacy by limiting the uses and disclosures of individually identifiable health information and creating various privacy rights for individuals;

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  security regulations that require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form; and

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  transaction standards regulations that prescribe specific transaction formats and data code sets for specified electronic healthcare transactions.

        If we fail to comply with the HIPAA regulations, we and/or our affiliated physician groups may be subject to civil monetary penalties and, in certain circumstances, criminal penalties. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included the HITECH Act which made a variety of changes to HIPAA, including the creation of a multi-tier approach for civil monetary penalties applicable to HIPAA violations:.

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  In the absence of knowledge of a violation occurring before February 18, 2009, the civil monetary penalty applicable to a covered entity shall be $100 per violation not to exceed $25,000 for all identical violations in a calendar year. For violations occurring on or after February 18, 2009, the penalty can range from $100 to $50,000 per violation not to exceed $1.5 million for all identical violations in a calendar year;

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  If the violation occurred from reasonable cause but not willful neglect, the penalty shall be at least $1,000 to $50,000 per violation not to exceed $1.5 million for all identical violations in a calendar year;

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  If the violation occurred from willful neglect but was corrected within 30 days, the penalty shall be at least $10,000 to $50,000 per violation not to exceed $1.5 million for all identical violations in a calendar year; and

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  If the violation occurred from willful neglect and was not corrected within 30 days, the penalty shall be at least $50,000 per violation not to exceed $1.5 million for all identical violations in a calendar year.

        The HIPAA regulations related to privacy establish comprehensive federal standards relating to the use and disclosure of individually identifiable health information or protected health information, PHI. The privacy regulations establish limits on the use and disclosure of protected health information, provide for patients' rights, including rights to access, request amendment of, and receive an accounting of certain disclosures of protected health information and require certain safeguards to protect protected health information. For example, HHS has indicated that cells and tissues are not protected health information, but that analyses of them are protected. HHS has stated that if a person provides cells to a researcher and tells the researcher that the cells are an identified individual's cancer cells, that accompanying statement is protected health information about that individual. In addition, each covered entity must contractually bind individuals and entities that furnish services to the covered entity or perform a function on its behalf, and to which the covered entity discloses protected health information, to restrictions on the use and disclosure of that information. In general, the privacy regulations do not supersede state laws that are more stringent or grant greater privacy rights to individuals. Thus, we must reconcile the privacy regulations and other state privacy laws. We have implemented extensive policies and procedures designed to protect our affiliated physician groups' patients' privacy and have designated a Privacy Officer to comply with these regulations. We believe our operations are in material compliance with the privacy regulations, but there can be no assurance that the federal government would determine that we are in compliance.

        The HIPAA security regulations establish detailed requirements for safeguarding protected health information that is electronically transmitted or electronically stored. Some of the security regulations are technical in nature, while others may be addressed through policies and procedures. We have implemented extensive policies and procedures designed to protect our affiliated physician groups' patients' health information and have appointed a Security Officer to comply with these regulations. Nevertheless, there can be no assurances that the government would deem us to be in full compliance with the security regulations.

        The HIPAA transaction standards regulations are intended to simplify the electronic claims process and other healthcare transactions by encouraging electronic transmission rather than paper submission. These regulations provide for uniform standards or data reporting, formatting and coding that we must use in certain transactions with health plans. We have implemented or upgraded our computer and information systems as we believe necessary to comply with our transaction standards regulations.

Nevertheless, there can be no assurance that the federal government would deem us to be in full compliance.

        The HITECH Act also dramatically expanded, among other things: (1) the scope of HIPAA to include "business associates" who receive or obtain protected health information, or PHI, in connection with providing a service to the covered entity; (2) substantive security and privacy obligations, including notification requirements to affected individuals and others of breaches of unsecured PHI; and (3) restrictions on marketing communications and creation of a prohibition on covered entities or business associates from receiving remuneration in exchange for PHI.

        We are currently unable to estimate the total cost of complying with these regulations and the consequences to our business. Although we believe that we are in material compliance with the applicable HIPAA standards, rules and regulations, as amended by the HITECH Act, if we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

        In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes and/or regulations that are, in some cases, more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our operations and procedures to comply with the more stringent state laws, which may entail significant and costly changes for us. We believe that we are in compliance with such state laws and regulations. However, if we fail to comply with applicable state laws and regulations, we could be vulnerable to the imposition of additional sanctions.

        Federal Anti-Kickback Law.    Federal law commonly known as the "Anti-Kickback Statute" prohibits the knowing and willful solicitation, receipt, offer or provision of remuneration (direct or indirect, overt or covert, in cash or in kind) which is intended to induce:

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  the referral of an individual for a service for which payment may be made by Medicare and Medicaid or certain other federal healthcare programs; or

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  the ordering, purchasing, leasing or arranging for, or recommending the purchase, lease or order of, any service or item for which payment may be made by Medicare, Medicaid or certain other federal healthcare programs.

        The definition of "remuneration" has been broadly interpreted to include anything of value. This may include, for example, gifts, discount, credit arrangements, waivers of payments, the furnishing of supplies or equipment and providing anything at less than its fair market value. Nevertheless, under the "one purpose test," courts have found prohibited remuneration which is offered or paid for otherwise legitimate purposes if the circumstances show that one purpose of the arrangement is to induce referrals. Even bona fide investment interests in a healthcare provider may be questioned under the Anti-Kickback Statute if the government concludes that the opportunity to invest was offered as an inducement for referrals. The penalties for violations of this law are severe and include criminal penalties and civil sanctions including fines and/or imprisonment and exclusion from the Medicare and Medicaid programs.

        As a result of the passage of PPACA, a person no longer needs to have actual knowledge of the Anti-Kickback Statute nor the specific intent to violate the statute in order to be subject to its broad penalties. This reduced intent requirement overrides the higher "knowingly and willfully" intent requirement adopted by certain courts and could allow prosecutors to base anti-kickback charges on apparently legitimate practices by individuals or companies acting without any intent to violate the law or knowledge that they were doing so. PPACA also amends the Anti-Kickback Statute to explicitly provide that a violation of the statute constitutes a false or fraudulent claim under the federal False Claims Act, discussed above. Finally, PPACA updates the definition of a "health care fraud offense" in the federal criminal code to include violations of, among other laws, the Anti-Kickback Statute. This change will enable increased enforcement of alleged violations of the Anti-Kickback Statute.

        In recognition of the practical reality that the Anti-Kickback Statute may prohibit innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services issued regulations in July of 1991 that create a series of "safe-harbors." These regulations set forth certain provisions which, if met in form and substance, assure health care providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. Failure to meet the requirements of a safe harbor, however, does not necessarily mean a transaction violates the Anti-Kickback Statute.

        There are several aspects of our relationships with physicians to which the Anti-Kickback Statute may be relevant. As billing agents for our affiliated physician groups, we claim reimbursement from Medicare or Medicaid for services that are ordered, in some cases, by our radiation oncologists who hold shares, or options to purchase shares, of our common stock. In addition, other physicians who become investors in us pursuant to or after the private note offering may refer patients to us for those services. Although neither the existing nor potential investments in us by physicians qualify for protection under the safe harbor regulations, we do not believe that these activities fall within the type of activities the Anti-Kickback Statute was intended to prohibit. We also claim reimbursement from Medicare and Medicaid for services referred from other healthcare providers with whom we have financial arrangements. While we believe that these arrangements generally fall within applicable safe harbors or otherwise do not violate the law, there can be no assurance that the government will agree, in which event we could be harmed.

        We believe our operations are in material compliance with applicable Medicare and fraud and abuse laws and seek to structure arrangements to comply with applicable safe harbors where reasonably possible. Even though we continuously strive to comply with the requirements of the Anti-Kickback Statute, liability may still arise because of the intentions or actions of the parties with whom we do business. In addition, we may have Anti-Kickback liability based on arrangements established by the entities we have acquired if any of those arrangements involved actions, even in the absence of specific intent, to exchange remuneration for referrals, as prohibited by the Anti-Kickback Statute. If our arrangements were found to be illegal, we, our affiliated physician groups and/or the individual physicians would be subject to civil and criminal penalties, including exclusion from the participation in government reimbursement programs, and our arrangements would not be legally enforceable, which could materially adversely affect us.

        The OIG issues advisory opinions that provide advice on whether proposed business arrangements violate the anti-kickback law. In Advisory Opinion 98-4, the OIG addressed physician practice management arrangements. In Advisory Opinion 98-4, the OIG found that administrative services fees based on a percentage of affiliated physician group revenue may violate the Anti-kickback Statute. This Advisory Opinion suggests that OIG might challenge certain prices below Medicare reimbursement rates or arrangements based on a percentage of affiliated physician group revenue. We believe that the fees we charge for our services under our MSAs are commensurate with the fair market value of the services. While we believe our arrangements are in material compliance with applicable law and regulations, OIG's advisory opinion suggests there is a risk of an adverse OIG finding relating to the business practices reviewed in the advisory opinion. Any such finding could have a material adverse impact on us.

        The Stark Self-Referral Law.    Our affiliated physicians are also subject to federal law which prohibits payments for referral of patients and referrals by physicians to healthcare providers with whom the physicians have a financial relationship. The Ethics in Patient Referral Act of 1989, commonly referred to as the federal physician self-referral prohibition or Stark Law, is a strict liability statute prohibiting a physician from referring a patient to an entity for certain designated health services reimbursable by Medicare or Medicaid if the physician (or an immediate family member) has any financial arrangement with the entity and no statutory or regulatory exception applies. The Stark Law also prohibits the entity from billing for any such prohibited referral. The designated health services covered by the law include radiology services, infusion therapy, radiation therapy and supplies, outpatient prescription drugs and hospital services, among others.

        In addition to the conduct directly prohibited by the law, the statute also prohibits "circumvention schemes" designed to obtain referrals indirectly that cannot be made directly. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid program in violation of the Stark Law is subject to civil monetary penalties for each claim submitted, an assessment of up to three times the amount claimed, and possible exclusion from participation in federal health care programs. Claims submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts in connection with a prohibited bill is legally obligated to refund such amounts.

        The Stark Law contains exceptions applicable to our operations. For example, the law explicitly excepts any referrals of radiation oncologists for radiation therapy if (1) the request is part of a consultation initiated by another physician; and (2) the tests or services are furnished by or under the supervision of the radiation oncologist. We believe the services rendered by our radiation oncologists comply with this exception.

        Some physicians who are not radiation oncologists are employed by companies or by professional corporations owned, in part, by certain of our directors with which we have MSAs. To the extent these professional corporations employ such physicians, and they are deemed to have made referrals for radiation therapy, their referrals will be permissible under the Stark Law to the extent that they meet a separate exception for employees. The employment exception requires, among other things, that the compensation be consistent with the fair market value of the services provided, and that it not take into account (directly or indirectly) the volume or value of any referrals by the referring physician.

        When physician employees who are not radiation oncologists have ownership interests in our company, additional Stark Law exceptions may apply, including the exception for in-office ancillary services. Another potentially applicable Stark Law exception is one for physician's ownership of publicly traded securities in a corporation with shareholders' equity exceeding $75 million as of the end of our most recent fiscal year.

        Most recently, PPACA, created new provisions applicable to the Stark Law exception for in-office ancillary services. These provisions are designed to prevent unnecessary referrals for specialists. For MRI, CT, PET and any other designated health service, the referring physician is required to (i) inform the patient in writing at the time of the referral to his own physician group that the patient may obtain the services from any provider; and (ii) provide the patient with a written list of providers who furnished such services in the area where the patient lives. PPACA also creates a statutory disclosure protocol for violations of the Stark Law and authorizes HHS to reduce the amount due and owing for violations taking into consideration various factors in HHS' discretion.

        We believe that our current operations comply in all material respects with the Stark Law and do not believe that we have established any arrangements or schemes involving any service of ours which would violate the Stark Law or the prohibition against schemes designed to circumvent the Stark Law. Although we rely on various Stark Law exceptions that except either the referral or the financial relationship involved, we may not be aware of all the financial arrangements the physician groups with whom we contract and their physicians and immediate family members have with entities to which they refer patients.

        As a general matter, both federal and state government agencies are continuing heightened and coordinated civil and criminal enforcement efforts. In issuing agency work plans, the federal government has made clear its intent to continue to scrutinize, among other thing, the billing practices of hospitals and other providers of health care services. The federal government has also increased funding to fight healthcare fraud and is coordinating its enforcement efforts among various agencies, including the U.S. Department of Justice, the U.S. Department of Health and Human Services, OIG and state Medicaid fraud control units. More specifically, PPACA increases funding for the Heath Care Fraud and Abuse Control Account for the next ten years by $10 million annually plus an additional $250 million between 2011 and 2016. Additionally, the PPACA authorizes the suspension of Medicare and Medicaid payments pending investigation of a credible allegation of fraud. As a result, in addition to legal and operational costs associated with a pending investigation, our revenues could be adversely affected by suspension of Medicare and Medicaid reimbursement to our affiliated physician groups.

State Law

        Typically, states are free to, and do, enact their own penalty provisions with respect to violations of health care fraud statutes such as anti-kickback and anti-referral laws. In some states, these penalties may include exclusion from the state Medicaid program. However, PPACA now requires states to terminate individuals or entities from their state Medicaid programs if they have been terminated from Medicare or from another state's Medicaid program. In addition, state Medicaid programs are required by PPACA to exclude an individual or entity that has failed to repay overpayments, been suspended, terminated or excluded from Medicaid participation, or is affiliated with any such entity.

        State Anti-Kickback Laws.    Many states in which we operate have laws that prohibit the payment of kickbacks in return for the referral of patients. Some of these laws apply only to services reimbursable under the state Medicaid program. However, a number of these laws apply to all healthcare services in the state, regardless of the source of payment for the service. Although we believe that these laws prohibit payments to referral sources only where a principal purpose for the payment is for the referral, the laws in most states regarding kickbacks have been subjected to limited judicial and regulatory interpretation and, therefore, no assurances can be given that our activities will be found to be in compliance. Noncompliance with such laws could have a material adverse effect upon us and subject us and the physicians involved to penalties and sanctions.

        State Self-Referral Laws.    A number of states in which we operate, such as California and Florida, have enacted or are considering enacting self-referral laws that are similar in purpose to the Stark Law. However, each state law is unique. The state laws and regulations vary significantly from state to state, are often vague and, in many cases, have not been widely interpreted by courts or regulatory agencies. For example, some states only prohibit referrals where the physician's financial relationship with a healthcare provider is based upon an investment interest. Other state laws apply only to a limited number of designated health services. Finally, some states do not prohibit referrals, but merely require that a patient be informed of the financial relationship before the referral is made.

        These statutes and regulations can apply to services reimbursed by both governmental and private payors. Violations of these laws may result in prohibition of payment for services rendered, loss of licenses as well as fines and criminal penalties. State statutes and regulations affecting the referral of patients to healthcare providers range from statutes and regulations that are substantially the same as the federal laws and safe harbor regulations to a simple requirement that physicians or other healthcare professionals disclose to patients any financial relationship the physicians or healthcare professionals have with a healthcare provider that is being recommended to the patients. Adverse judicial or administrative interpretations of any of these laws could have a material adverse effect on our operating results and financial condition. In addition, expansion of our operations into new jurisdictions, or new interpretations of laws in existing jurisdictions, could require structural and organizational modifications of our relationships with physician groups and their physicians to comply with that jurisdiction's laws. Such structural and organizational modifications could have a material adverse effect on our operating results and financial condition. We believe that we are in compliance with the self-referral law of each state in which we have a financial relationship with a physician group and/or physician.

        Fee-Splitting Laws.    Many states in which we operate prohibit the splitting or sharing of fees between physicians and non-physicians. These laws vary from state to state and are enforced by courts and regulatory agencies, each with broad discretion. Most of the states with fee-splitting laws only prohibit a physician from sharing fees with a referral source. However, some states have a broader prohibition against any splitting of a physician's fees, regardless of whether the other party is a referral source. Some states have interpreted management agreements between entities and physicians as unlawful fee-splitting. In most cases, this is not considered to be fee-splitting when the payment made by the physician is reasonable reimbursement for services rendered on the physician's behalf.

        In certain states, we receive fees under our MSA from physician groups owned by certain of our shareholders. We believe we structured these fee provisions to comply with applicable state laws relating to fee-splitting. For example, in Florida we have modified our MSAs to comply with state agency interpretations of these laws by having our affiliated physician groups pay flat, fair market value fees for certain marketing services. However, there can be no certainty that, if challenged, either us or the affiliated physician groups will be found to be in compliance with each state's fee-splitting laws, and, if challenged successfully, this could have a material adverse effect upon us.

        We believe our arrangements with physician groups and/or physicians comply in all material respects with the fee-splitting laws of the states in which we operate. Nevertheless, it is possible regulatory authorities or other parties could claim we are engaged in fee-splitting. If such a claim were successfully asserted in any jurisdiction, our affiliated physician groups and/or their radiation oncologists, could be subject to civil and criminal penalties and professional discipline, and we could be required to restructure our contractual and other arrangements. Any restructuring of our contractual and other arrangements with affiliated physician groups could result in lower revenue from such affiliated physician groups, increased expenses in the management of the treatment centers associated with such affiliated physician groups and reduced influence over the business decisions of such affiliated physician groups. Alternatively, some of our existing contracts could be found to be illegal and unenforceable, which could result in the termination of those contracts and an associated loss of revenue. In addition, expansion of our operations to other states with fee-splitting prohibitions may require structural and organizational modification to the form of relationships that we currently have with affiliated physician groups and their physicians and hospitals. Any modifications could result in less profitable relationships with affiliated physician groups and their physicians and hospitals, less influence over the business decisions of affiliated physician groups and their physicians and failure to achieve our growth objectives.

        Corporate Practice of Medicine.    We are not licensed to practice medicine. The practice of medicine is conducted solely by the licensed radiation oncologists of our affiliated physician groups. The manner in which licensed physicians can be organized to perform and bill for medical services is governed by the laws of the state in which medical services are provided and by the medical boards or other entities authorized by such states to oversee the practice of medicine. Most states' corporate practice of medicine laws prohibit any person or entity other than a licensed professional from holding him, her or itself out as a provider of diagnoses, treatment or care of patients. Many states extend this prohibition to bar companies not wholly-owned by licensed physicians from employing physicians to maintain physician independence and clinical judgment.

        Business corporations are generally not permitted under certain state laws to exercise control over the medical judgments or decisions of physicians, or engage in certain practices such as fee-splitting with physicians. In states where we are not permitted to own a medical practice, we perform only non-medical and administrative and support services, do not represent to the public or patients that we offer professional medical services and do not exercise influence or control over the practice of medicine.

        Corporate Practice of Medicine laws vary widely regarding the extent to which a licensed physician can affiliate with corporate entities for the delivery of medical services. Florida is an example of a state that requires all practicing physicians to meet requirements for safe practice, but it has no provisions setting forth how physicians can be organized. In Florida, it is not uncommon for business corporations to own medical practices. We have developed arrangements which we believe are in compliance with the Corporate Practice of Medicine laws in the states in which we operate.

        We believe our operations and contractual arrangements as currently conducted are in material compliance with existing applicable laws. However, we can make no guarantees that we would be successful if our existing organization and our contractual arrangements with the professional corporations were challenged as constituting the unlicensed practice of medicine. In addition, we might not be able to enforce certain of our arrangements, including non-competition agreements. While the precise penalties for violation of state laws relating to the corporate practice of medicine vary from state to state, violations could lead to fines, injunctive relief dissolving a corporate offender or criminal felony charges. There can be no assurance that review of our business and our affiliated physician groups by courts or regulatory authorities will not result in a determination that could adversely affect our and their operations or that the healthcare regulatory environment will not change so as to restrict existing operations or our and their expansion. In the event of action by any regulatory authority limiting or prohibiting us or any affiliated physician group from carrying on business or from expanding operations to certain jurisdictions, structural and organizational modifications of us may be required, which could adversely affect our ability to conduct our business.

        Antitrust Laws.    In connection with the Corporate Practice of Medicine laws discussed above, all of the physician practices with which we are affiliated are necessarily organized as separate legal entities. As such, our physician groups may be deemed to be persons separate both from us and from each other under the antitrust laws and, accordingly, subject to a wide range of laws that prohibit anticompetitive conduct among separate legal entities. In addition, we also are seeking to acquire or affiliate with established and reputable practices in our target geographic markets and any market concentration could lead to antitrust claims.

        We believe we are in compliance with federal and state antitrust laws and intend to comply with any state and federal laws that may affect our development of integrated radiation oncology treatment centers. There can be no assurance, however, that a review of our business by courts or regulatory authorities would not adversely affect the operations of us and/or our affiliated physician groups.

        State Licensing.    As a provider of radiation therapy services in the states in which we operate, we must maintain machine registrations for certain types of our equipment including our linacs and simulators. Additionally, we must maintain radioactive material licenses for each of our treatment centers which utilize radioactive sources. We believe that we possess or have applied for all requisite state and local licenses and are in material compliance with all state and local licensing requirements.

Reimbursement and Cost Containment

        Reimbursement.    We provide a full range of both professional and technical services. Those services include the initial consultation, clinical treatment planning, simulation, medical radiation physics, dosimetry, treatment devices, special services and clinical treatment management procedures.

        The initial consultation is charged as a professional fee for evaluation of the patient prior to the decision to treat the patient with radiation therapy. The clinical treatment planning also is reimbursed as a technical and professional component when involving IMRT and professional only in connection with non-IMRT treatment planning. Simulation of the patient prior to treatment involves both a technical and a professional component, as the treatment plan is verified with the use of a simulator accompanied by the physician's approval of the plan. The medical radiation physics, dosimetry, treatment devices and special services also include both professional and technical components. The basic dosimetry calculation is accomplished, treatment devices are specified and approved, and the physicist consults with the radiation oncologist, all as professional and technical components of the charge. Special blocks, wedges, shields or casts are fabricated, all as a technical and professional component.

        The delivery of the radiation oncology treatment from the linac is a technical charge. The clinical treatment administrative services fee is the professional fee charged weekly for the physician's management of the patient's treatment. Global fees containing both professional and technical components also are charged for specialized treatment such as hyperthermia, clinical intracavitary hyperthermia, clinical brachytherapy, interstitial radioelement applications and remote after-loading of radioactive sources.

        Coding and billing for radiation therapy is complex. We maintain a staff of coding professionals responsible for interpreting the services documented on the patients' charts to determine the appropriate coding of services for billing of third-party payors. In addition, we do not provide coding and billing services to hospitals where our affiliated physician groups are providing only the professional component of radiation oncology treatment services. We provide training for our coding staff and believe that our coding and billing expertise results in appropriate and timely reimbursement.

        Cost Containment.    We derived approximately 50%, 46%, and 44% of our affiliated physician groups' net revenue for the years ended December 31, 2007, 2008 and 2009, respectively, from payments made by Medicare and Medicaid. Our net revenue, whether from providers who bill third-party payors directly or from our direct billing, are impacted by Medicare laws and regulations.

        In recent years, the federal government has sought to constrain the growth of spending in the Medicare and Medicaid programs. Through the Medicare program, the federal government pays for physician services under the Medicare Physician fee Schedule, derived from a resource-based relative value scale, or RBRVS. Under the RBRVS fee schedule, each physician service is given a weight that measures its costliness relative to other physician services. The basic approach for calculating the relative weight is based on three components that make up a physician's cost: (i) work component (reflecting the physician's time and work intensity); (ii) practice expense component (reflecting the device used in a given service and other overhead costs); and (iii) malpractice component (reflecting malpractice expenses associated with the service). The RBRVS is adjusted each year and is subject to increases or decreases at the discretion of Congress. For 2010, CMS announced a number of changes, which includes, among other things, a change to the data source used to calculate the practice expense component. For 2010, CMS projected that the combined impact of its changes would be an estimated 1% payment reduction in radiation oncology (and up to a 5% payment reduction by 2013 when these changes are fully implemented). Such changes may result in reductions in payment rates for procedures provided by our affiliated physician groups. RBRVS-type payment systems also have been adopted by certain private third-party payors and may become a predominant payment methodology. Broader implementation of such programs could reduce payments by private third-party payors and could indirectly reduce our operating margins to the extent that the cost of providing management services related to such procedures would not be proportionately reduced. To the extent our costs increase, our affiliated physician groups may not be able to recover such cost increases from government reimbursement programs. In addition, because of cost containment measures and market changes in non-governmental insurance plans, we may not be able to shift cost increases to non-governmental payors. Changes in the RBRVS could result in a reduction from historical levels in per patient Medicare revenue received by our affiliated physician groups; however, we do not believe such reductions would, if implemented, result in a material adverse effect on us.

        For services for which we bill Medicare as the billing agent for our affiliated physician groups or their physicians, our affiliated physician groups are paid under the Medicare Physician Fee Schedule which is updated annually. Under the existing Medicare statutory formula, payments under the

Physician Fee Schedule would have decreased over the past several years without congressional intervention. For 2010, the Centers for Medicare and Medicaid Services, or CMS, projected a rate reduction of 21.2% under the statutory formula. A number of legislative initiatives have prevented this reduction thus far, but on an incremental basis. The latest was the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010, signed into law on June 25, 2010, which not only prevented the rate reduction, but also increased payment rates by 2.2%, effective June 1, 2010 through November 30, 2010. For 2011, CMS is projecting a rate reduction of 6.1%, but this projection does not account for the 2010 legislative changes to the Physician Fee Schedule updates. If Congress fails to intervene to prevent the negative update factor in the future, the resulting decrease in payment will adversely impact our revenues and results of operations.

        Additionally, the PPACA will substantially change the way health care is financed by both governmental and private insurers and may negatively impact payment rates for certain services. In addition, Medicare, Medicaid and other government sponsored healthcare programs are increasingly shifting to some form of managed care. Although governmental payment reductions have not materially affected us in the past, it is possible that such changes in the future could have a material adverse effect on our financial condition and results of operations, particularly given the sweeping changes provided for in the PPACA. We expect that there will continue to be proposals to reduce or limit Medicare and Medicaid payment for services.

        Rates paid by private third-party payors, including those that provide Medicare supplemental insurance, are based on established physician fees and are generally higher than Medicare payment rates. Nevertheless, third-party payors may impose limits on coverage or reimbursement for radiation therapy services. Furthermore, changes in the mix of patients between non-governmental payors and government sponsored healthcare programs, and among different types of non-government payor sources, could have a material adverse effect on us.

        Reevaluations and Examination of Billing.    Payors periodically reevaluate the services they cover. Funds received under all healthcare reimbursement programs are subject to audit with respect to the proper billing for physician services. Retroactive adjustments of revenue from these programs could occur. In some cases, government payors such as Medicare and Medicaid also may seek to recoup payments previously made for services determined not to be covered. Any such action by payors would have an adverse affect on our net revenue and earnings.

        Due to the uncertain nature of coding for radiation therapy services, we could be required to change coding practices or repay amounts paid for incorrect practices, either of which could have a materially adverse effect on our operating results and financial condition.

Other Regulations

        In addition, we are subject to licensing and regulation under federal, state and local laws relating to the collecting, storing, handling and disposal of medical specimens, infectious and hazardous waste and radioactive materials as well as the safety and health of our employees. The PET/CT services provided by certain of our affiliated physician groups require the use of radioactive materials. We believe such operations are in material compliance with applicable federal and state laws and regulations relating to the collection, storage, handling, treatment and disposal of all medical specimens, infectious and hazardous waste and radioactive materials. Nevertheless, there can be no assurance that our current or past operations would be deemed to be in compliance with applicable laws and regulations, and any noncompliance could result in a material adverse effect on us. Furthermore, we cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. We utilize licensed vendors for the disposal of such specimens and waste. In addition, we maintain professional liability insurance that covers such matters with coverage that we believe is consistent with industry practice and appropriate for the risks inherent in our business.

Despite such precautions, in the event of an accident, we could face liability that exceeds the limits or falls outside the coverage of our insurance. We could also incur significant costs in order to comply with current or future environmental laws and regulations. To date, we have not had material expenses related to environmental or health and safety laws.

        In addition to our comprehensive regulation of safety in the workplace, the federal Occupational Safety and Health Administration, or OSHA, has established extensive requirements relating to workplace safety for healthcare employees, whose workers may be exposed to blood-borne pathogens, such as HIV and the hepatitis B virus. These regulations require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens.

 MANAGEMENT

Board of Directors and Executive Officers

        The following table provides information regarding our directors and executive officers:

Professional	Age	Title
L. Duane Choate	51	President, Chief Executive Officer and Director
Timothy A. Peach	59	Chief Financial Officer
Russell D. Phillips, Jr.	47	Executive Vice President, General Counsel and Chief Compliance Officer
William L. Pegler	55	Senior Vice President and Chief Operating Officer
Joseph Stork	52	Senior Vice President and Chief Development Officer
George A. Welton	55	Senior Vice President and Chief Information Officer
Shyam B. Paryani, M.D.	55	Chairman of the Board of Directors
Stanley M. Marks, M.D.	62	Director
Jonathan R. Stella, M.D.	52	Director
James D. Nadauld	36	Director
Robert J. Weltman	44	Director

        L. Duane Choate, President, Chief Executive Officer and Director. Mr. Choate joined Oncure in 2007 as Executive Vice President and Chief Financial Officer and became our President and Chief Executive Officer in February 2010. Prior to joining Oncure, Mr. Choate was an independent healthcare consultant principally serving large physician-owned oncology groups from 2000 to 2007. From 1993 to 1999, Mr. Choate was employed by US Oncology, Inc., a publicly traded physician practice management company, initially in various finance positions and became Vice President of Financial Operations in 1996 and served from 1998 to 1999 as the chief operations executive, responsible for the development and timely implementation of same market growth strategies. Mr. Choate earned a Bachelor in Business Administration from the University of Houston and is a member of the American Institute of Certified Public Accountants.

        Timothy A. Peach, Chief Financial Officer. Mr. Peach joined Oncure in March 2009 as Vice President Finance and Controller and became the Chief Financial Officer in March 2010. Mr. Peach has over 25 years of senior financial management and accounting experience with over ten years in the healthcare industry. Prior to joining Oncure, Mr. Peach served as a senior manager with PriceWaterhouse Coopers from 1975 to 1986, as a finance executive with Telectronics Pacing Systems, Inc., an international medical device manufacturer from 1988 to 1995, as a consultant and corporate officer on successful initial public offerings including SchlumbergerSema from 1996 to 2003, ARC, Inc. in 2004, Duke Energy Field Services, Inc. during 2005 through 2006, and Vista International Technologies, Inc. from 2006 to 2008 and has held the positions of Vice President Finance, Chief Accounting Officer and Chief Financial Officer for venture-backed and publicly traded companies. Mr. Peach earned a Bachelor of Science and a Masters of Business Administration from the University of Pittsburgh and is a member of the American Institute of Certified Public Accountants.

        Russell D. Phillips, Jr. Executive Vice President, General Counsel and Chief Compliance Officer. Mr. Phillips joined Oncure in 2006 as Executive Vice President, General Counsel and Chief Compliance Officer. Prior to joining Oncure, Mr. Phillips served for eight years from 1998 through 2005 as the Executive Vice President, General Counsel and Secretary of Alliance Imaging, Inc., a publicly traded provider of diagnostic imaging services. During 1997, Mr. Phillips served as the Chief Legal Officer and Secretary of Talbert Medical Management Corporation, a publicly traded physician practice management company, from Talbert's inception until its acquisition by MedPartners, Inc. From 1992 to February 1997, Mr. Phillips was Corporate Counsel for FHP International Corporation, a publicly traded health maintenance organization at the time of its acquisition by PacifiCare Health

Systems. Mr. Phillips also served as a corporate associate with the law firm of Skadden, Arps, Slate, Meagher & Flom from 1987 through 1991. Mr. Phillips received his Juris Doctorate degree in 1986 from Washington University School of Law, St. Louis, Missouri, after which he served as a judicial clerk for the Supreme Court of Delaware until 1987. Mr. Phillips is an active member of the State Bar of California.

        William L. Pegler, Senior Vice President and Chief Operating Officer. Mr. Pegler joined Oncure in 2004 as Western Regional Vice President, subsequently became Senior Vice President in 2005, and was promoted to Senior Vice President and Chief Operating Officer in 2008. Mr. Pegler has over 25 years of senior healthcare management experience in various sectors including: radiation and medical oncology, hospital administration, rehabilitation, diagnostic and nursing home administration. He served as Chief Executive Officer for Specialty Hospitals from 1997 to 1999, and as the Western Divisional President for Continental Medical Systems, Inc. from 1993 to 1997. Mr. Pegler holds a Masters Degree in Health Administration from Trinity University, a Bachelor of Science in Physical Therapy from the University of Texas, Galveston, and a Bachelor of Arts Degree in Biology from the University of Texas, Austin.

        Joseph Stork, Senior Vice President and Chief Development Officer. Mr. Stork joined Oncure in 2007 as Senior Vice President and Chief Development Officer. Mr. Stork has worked in the physician recruiting and development field since 1982. From 2003 to 2004, Mr. Stork was the Chief Operating Officer of Eastern European Mission, an organization that helps bring Christianity to the former Soviet block nations. From 2004 to 2007, Mr. Stork was the Chief Development Officer of FemPartners, an Ob/Gyn practice management company. Mr. Stork holds a Bachelor in Business Administration in Marketing and a Masters of Ministry degree from Harding University.

        George A. Welton, Senior Vice President and Chief Information Officer. Mr. Welton joined Oncure as Senior Vice President and Chief Information Officer in 2008. Mr. Welton has over 20 years of experience in healthcare operations, information technology and consulting for startup, public, nonprofit and faith-based organizations. Prior to joining Oncure, Mr. Welton was the Senior Vice President/Chief Information Officer at The Breakaway Group from 2006 to 2008. The Breakaway Group is a consulting practice which specializes in educating users on adopting healthcare applications. Prior to that he served as Chief Information Office Partner of Tatum, LLC, from 2005 to 2006. Tatum, LLC is the largest executive services firm in the United States and provides C-level operational expertise to help resolve strategic, financial and technology issues. Prior to that Mr. Welton served as Chief Information Officer of Exempla Healthcare from 2000 to 2005. Mr. Welton is a fellow with the Health Information Management and Systems Society and holds Master's degrees in healthcare administration and public policy analysis from Tulane University and a Bachelor of Arts from Susquehanna University.

        Shyam B. Paryani, M.D., M.H.A., F.A.C.R.O., Chairman of the Board of Directors. Dr. Paryani has been Chairman of our Board since 2006 and is a founder of Oncure Medical and was on the Board of Directors of Oncure Medical from 1998 through 2006. He has also served as Chairman of the Board of Oncure Medical from 2001 through 2006 and has been Chairman of the Medical Advisory Board of Oncure Medical since 2001. He is a Board Certified Radiation Oncologist and is a Licensed Radiation Physicist in the state of Florida. He is an Assistant Professor at the Mayo Clinic and teaches the Radiation Oncology Residents. He was inducted as a Fellow of the American College of Radiation Oncology in 2000. He currently serves on the Board of the Baptist Health Foundation as well as the University of North Florida's College of Health Dean's Council and Foundation Board.

        Stanley M. Marks, M.D., Director. Dr. Marks has served as one of our directors since 2007. Dr. Marks founded Oncology Hematology Association, or OHA, in 1978, and has since led OHA to become one of the largest hematology-oncology practices in Pennsylvania. With the merger of OHA and the University of Pittsburgh Cancer Institute, Dr. Marks assumed the title of Director for Clinical

Services and Chief Medical Officer of UPMC Cancer Centers, a position he held from 2000. In addition, since 2000 he is Chief of the Division of Hematology/Oncology, UPMC Shadyside Hospital, and Clinical Professor of Medicine for the University of Pittsburgh School of Medicine, where he received his undergraduate and medical degrees.

        Jonathan R. Stella, M.D., Director. Dr. Stella has served as one of our directors since 2008. In 1990, Dr. Stella became the Medical Director of the San Luis Obispo Radiation Oncology Center in San Luis Obispo, California and has practiced medicine since 1988. He has practiced with the eight-center Coastal Radiation Oncology Medical Group for 20 years and has been its President since 2004. Dr. Stella received his undergraduate degree from the University of Wisconsin, Green Bay and medical degree from American University of the Caribbean School of Medicine. Dr. Stella currently serves on the board of the Wellness Community of San Luis Obispo County. Dr. Stella is a board-certified therapeutic radiologist.

        James D. Nadauld, Director. Mr. Nadauld has served as one of our directors since 2006. Since 2004, Mr. Nadauld has been associated with Genstar Capital LLC most recently in the position of a principal from 2009, helping to identify, evaluate and execute acquisition and investment opportunities. From 2004 through 2006, Mr. Nadauld was a Senior Associate of Genstar and from 2007 through 2008 a Vice President of Genstar. Prior to joining Genstar, from 2000 to 2002, Mr. Nadauld was an Associate with MedEquity Investors, LLC in Wellesley Hills, Massachusetts, a healthcare-focused private equity firm. Previously, from 1998 to 2000, he was an investment banking analyst in the Global Healthcare Group at Lehman Brothers, Inc. in New York. Mr. Nadauld earned a Master's in Business Administration from Harvard Business School and a Bachelor of Arts in English from Brigham Young University. He is also a Director of Evolution Benefits™, Inc., Univita Health, Inc. and a former Director of Axia Health Management LLC.

        Robert J. Weltman, Director. Mr. Weltman has served as one of our directors since 2006. Since 1995, Mr. Weltman has been associated with Genstar Capital LLC, most recently in the position of managing director from 2004 responsible for sourcing and executing acquisitions and monitoring several of Genstar's portfolio companies. Mr. Weltman joined Genstar in 1995 as Vice President. From 1991 to 1993, Mr. Weltman worked in the corporate finance and mergers and acquisitions departments of Salomon Brothers Inc. and from 1993 to 1995 at Robertson, Stephens & Co. where he assisted technology, environmental services, real estate, basic manufacturing and service companies in initial public offerings, private placements and public debt offerings. Mr. Weltman earned an AB from Princeton University. He is also a Director of Evolution Benefits™, Inc., PRA International Inc., Harlan Laboratories, Inc., MidCap Financial, LLC and Univita Health, Inc.

Board of Directors

        Our Board of Directors is responsible for the management of our business. Directors who are elected at an annual meeting of stockholders serve in their position until the next annual meeting and until their successors are elected and qualified. Because our securities are not listed on any stock exchange or inter-dealer quotation system, we are not required to have an independent board of directors or a separately designated audit committee whose members are independent, and therefore our board has not affirmatively determined whether the members of our Board of Directors would be considered independent under Section 303A.02 of the Listed Company Manual of the New York Stock Exchange, or NYSE. If our securities were to be listed on any stock exchange or inter-dealer quotation system, we believe that we would be considered a "controlled company" as defined in the NYSE listing standards and, therefore, could elect to be exempted from the NYSE requirements that the Board have a majority of independent directors and that we have a separate nominating/corporate governance committee composed entirely of independent directors. However, we believe that Dr. Marks would be considered independent under the NYSE listing standards. We do not believe that Drs. Paryani and Stella and Messrs. Choate, Nadauld and Weltman would be considered independent based upon NYSE listing standards.

Board Committees

        Our Board of Directors has a standing Audit Committee and Compensation Committee. The Audit Committee is composed of Messrs. Nadauld and Weltman. Our Board of Directors has not affirmatively determined whether any of the members of the current Audit Committee is an "audit committee financial expert". However, we believe that Mr. Nadauld would be considered an audit committee financial expert if our Board of Directors were to make such a determination. The Compensation Committee is composed of Messrs. Nadauld and Weltman.

COMPENSATION DISCUSSION AND ANALYSIS

  Overview

        This compensation discussion describes the material elements of the compensation awarded to, earned by, or paid to our officers who are considered to be "named executive officers" during 2009, our last fiscal year. "Named executive officers" or "NEOs" refers to David S. Chernow, our former President and Chief Executive Officer; L. Duane Choate, who served as our Executive Vice President, Chief Financial Officer and Treasurer in 2009 and is now our President and Chief Executive Officer; Russell D. Phillips, Jr., Executive Vice President, Chief Compliance Officer, General Counsel and Secretary; William L. Pegler, Senior Vice President and Chief Operating Officer; and Joseph Stork, Senior Vice President and Chief Development Officer.

  Compensation Committee

        The Compensation Committee of our Board, or the "Compensation Committee," has responsibility for establishing, implementing and continually monitoring adherence with our compensation philosophy. The Committee ensures that the total compensation paid to our named executive officers is in the amounts and subdivided into proportions of short and long-term components, cash and equity, and fixed contingent payments that we believe are most appropriate to incentivize, retain, and reward our named executive officers for achieving our objectives. Our Compensation Committee met four times during 2009 and acted by unanimous written consent on one occasion during 2009.

        Our Compensation Committee reviews the compensation of our named executive officers on at least an annual basis. In addition, our Compensation Committee is responsible for determining all stock-based and Executive Incentive Plan performance-based targets and cash awards for our named executive officers. Executive Incentive Plan targets are generally determined before the beginning of each year or at the time our annual budget is approved by the Board of Directors, whichever is later and are based on calendar year financial performance. The Compensation Committee has the authority to retain compensation consultants to assist it in making its decisions. If consultants are retained by the Compensation Committee, they are retained directly by the Compensation Committee and the decision to retain them is the Compensation Committee's alone. The Compensation Committee's decisions in 2009 were made without the use of compensation consultants.

  Role of Our Executive Officers in Compensation Process

        In 2009, Mr. Chernow, then our President and Chief Executive Officer, served as a member of the Compensation Committee and offered recommendations on compensation of the NEOs with the exception of himself. As a member of the Compensation Committee, Mr. Chernow participated in the final determinations of compensation levels for the other NEOs, but he did not participate in the Committee's final determinations and decisions concerning his own compensation which were made in his absence. Mr. Chernow resigned from the position of President and Chief Executive Officer as of February 26, 2010 at which time Mr. Choate was appointed our President and Chief Executive Officer.

        Mr. Choate is also invited to attend meetings of the Compensation Committee, as our current President and Chief Executive Officer, and offers recommendations on compensation of other executives, but he is not a member of the Compensation Committee. During Mr. Chernow's tenure as President and Chief Executive Officer, the Board believed it appropriate to have the Chief Executive Officer as a member of the Compensation Committee when the Company neither had nor contemplated having publicly registered securities. In contemplation of the Senior Notes offering and the possibility that the same would be registered securities, Mr. Choate was not appointed as a member of the Compensation Committee upon commencing service as our Chief Executive Officer. Mr. Choate neither votes on the final determinations and decisions regarding the compensation of the other NEOs or his own compensation as such decisions related to Mr. Choate are made by the Compensation Committee in his absence.

  General Compensation Philosophy

        The objective of our executive compensation program is to advance our stockholders' interests by attracting, motivating and retaining executives of the highest caliber and by aligning our executives' interests with those of our stockholders. The program is designed to reward performance and dedication, and to hold executives accountable for company-wide results. The Compensation Committee believes that compensation paid to our executives should be closely aligned with our performance on both a short-term and long-term basis, linked to specific, measurable results intended to create value for our stockholders, and should assist us in attracting and retaining key executives critical to our long-term success. To that end, the Compensation Committee believes executive compensation packages provided by the Company to its NEOs should include both cash and stock-based compensation that reward performance.

        All named executive officers have a significant element of compensation at risk in the form of cash bonuses tied to Company performance measured by Adjusted EBITDA. Each of our executives is assigned an annual target bonus which is stated as a percentage of his annual base salary. The percentage target increases along with the NEO's responsibilities within our Company and with the NEO's ability to influence the overall results of our Company. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization less certain non-recurring items which if taken into account for purposes of the Executive Incentive Plan would penalize our executives for items beyond their control and/or items not reflective of our actual operating results.

  Elements of Compensation

        The elements of compensation we provide to our named executive officers are:

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  base salary;

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  performance-based cash awards under our Executive Incentive Plan;

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  cash bonuses paid at the discretion of the Compensation Committee;

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  long-term equity incentive awards; and

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  severance arrangements and benefits.

        Subject to limited exceptions primarily related to car allowances, short-term disability insurance and a benefit plan for the reimbursement of out-of-pocket healthcare expenses, we do not provide perquisites for our NEOs on a basis that is different from other full-time employees. We do not have a strict policy for allocating between long-term and currently-paid-out compensation, or between cash and non-cash compensation. In general, however, the three most important elements of our compensation program—base salary, annual performance-based Executive Incentive Plan cash bonuses, and equity grants vesting over the course of several years—are allocated for each named executive officer based upon our assessment of that individual's role in our Company's success, as measured by our achievement of Adjusted EBITDA targets. For our named executive officers, this typically results in a large portion of overall compensation being tied to overall Company performance.

  Overview

        For all NEOs compensation is intended to be performance-based. The Compensation Committee believes that compensation paid to executive officers should be closely aligned with the performance of the Company on both a short-term and long-term basis, linked to specific, measurable results intended to create value for stockholders, and that such compensation should assist the Company in attracting and retaining key executives critical to its long-term success.

        In establishing compensation for executive officers, the following are the Compensation Committee's objectives:

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  Attract and retain individuals of superior ability and managerial talent;

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  Ensure executive officer compensation is aligned with our corporate strategies, business objectives and the long-term interests of our stockholders and bondholders;

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  Increase the incentive to achieve key strategic and financial performance measures by linking incentive award opportunities to the achievement of performance goals in these areas; and

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  Enhance the executives' incentive to maximize stockholder value, as well as promote retention of key people, by providing a portion of total compensation opportunities for executive management in the form of direct ownership in the Company through stock options.

        The Company's overall compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively, consistent with the Company's success and their contribution to that success. The Company provides a base salary to our executive officers and includes a significant Executive Incentive Plan performance-based bonus component. The Company believes compensation should be structured to ensure that a significant portion of compensation opportunity will be directly related to performance-based cash awards under our Executive Incentive Plan. Accordingly, the Company sets annual Adjusted EBITDA goals designed to directly link each NEO's compensation to the Company's performance and their own relative contribution within the Company. We do not have a formal policy on adjustment or recovery of cash bonus awards in the event our financial results are restated after payment of the cash bonus awards.

  Determination of Compensation Awards

        The Compensation Committee is provided with the primary authority to determine and recommend the compensation awards available to our executive officers.

        In making compensation determinations, the Committee considers each NEO's unique position and responsibility and relies upon the judgment and industry experience of its members, including their knowledge of competitive salaries in the industry. We seek to compensate our NEOs for their performance throughout the year with annual base salaries that are fair and competitive within our marketplace. We believe that executive officer base salaries should be competitive with salaries for executive officers in similar positions and with similar responsibilities in our marketplace and adjusted for financial and operating performance and previous work experience. In this regard, each executive officer's current and prior compensation is considered as a base against which determinations are made as to whether increases are appropriate to retain the NEO in light of competition or in order to provide continuing performance incentives.

        Our Compensation Committee does not make regular use of benchmarking or of compensation consultants. In determining compensation levels for our NEOs, the Compensation Committee does not directly compare compensation levels with any other companies and does not refer to any specific compensation survey or other data. Rather, the amount of total compensation, the amounts allocated to each component and the target amounts payable under our Executive Incentive Plan are set by the Compensation Committee based on the general industry knowledge of the members of our Compensation Committee obtained through years of service with comparably sized privately-held portfolio companies in the healthcare industry, in alignment with the foregoing considerations, rather than in accordance with precise formulas or benchmarked levels, to ensure the attraction, development and retention of superior talent.

  Base Salaries

        We provide named executives officers with base salary to compensate them for services rendered during the fiscal year. Base salary also serves as a baseline for recognition and reward in our performance-based Executive Incentive Plan cash awards and in our long-term equity grants. Base salary ranges for named executive officers are determined by the Compensation Committee for each executive based on his position and responsibility by the Committee using its own judgment and industry experience, including its knowledge of competitive salaries in the industry, in the manner described above.

        During its review of base salaries for executives, the Committee primarily considers:

  •
  Internal review of the executive's level of compensation, both individually and relative to other officers within the Company;

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  Knowledge of salaries for comparable executives; and

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  Reasonable enhancements from time-to-time to recognize our business success and the executive's taking on increased duties.

        The Compensation Committee's subjective decisions as to the type and amount of compensation in some cases reflect negotiations with the executive, as well as our assessment of how compensation can be structured to encourage both high performance by the executive and long-term service to the Company.

        Base salaries for the NEOs are established on an annual calendar year based on the scope of their responsibilities, individual contribution, prior experience, sustained performance, competitive salary levels and our budgetary constraints. No formulaic base salary increases are provided to any of the NEOs. None of the named executive officers received salary increases effective January 1, 2009 due to our uncertainty related to the Company's achievement of our targeted 2009 Adjusted EBITDA goals as a result of changes in CMS reimbursement rates; potential healthcare reform legislation; and the decline in patient census levels due to the global economic downturn. The Company's NEOs each agreed to a ten percent (10%) reduction in base salary effective March 1, 2009. Each NEO's base salary was restated to the December 31, 2008 level ($508,000 annually in the case of Mr. Chernow; $345,000 annually in the case of Mr. Choate; $285,000 annually in the case of Mr. Phillips; $230,000 annually in the case of Mr. Pegler; and $200,000 annually in the case of Mr. Stork) effective November 1, 2009 based upon our financial operating results through such date.

  Executive Incentive Plan Awards

        Performance-based cash bonus awards under our Executive Incentive Plan consist of annual bonus awards and discretionary cash bonus awards. Each year's annual Executive Incentive Plan gives our executives an incentive to meet specific goals set by the Board of Directors with reference to that year's budget and forecasts approved by the Board. We believe that our annual Executive Incentive Plan encourages long-term growth in stockholder value by providing executives with a series of incentives particular to each year's circumstances. The Compensation Committee based 100% of the NEOs' annual cash bonus potential in 2009 on our achievement of projected Adjusted EBITDA in order to motivate the NEOs to maximize earnings from the Company's operations and to encourage the NEOs to work cooperatively as a team. We believe the annual budgeted amount of Adjusted EBITDA established by the Board is reasonably attainable while requiring substantial effort. The Compensation Committee determines each NEO's Executive Incentive Plan target award as a total percentage of base compensation exclusive of any amounts attributable to car allowances, stock based compensation, vacation time payouts and other similar compensation items. These awards are paid in cash to the NEOs shortly after the annual independent audit of our financial statements is completed if the performance goals have been met, the annual incentive has been earned in accordance with the terms and conditions of the Executive Incentive Plan, and the Compensation Committee determines and declares that the award should be paid. To tie compensation to performance, there is no minimum award of compensation required by the Executive Incentive Plan. Each NEO's bonus upon achieving annual budgeted Adjusted EBITDA is computed as and paid on a predetermined percentage of base compensation. The percentage for each NEO is reviewed, approved and documented by the Compensation Committee annually prior to the year in which the Executive Incentive Plan applies. Had the Company achieved its annual budgeted Adjusted EBITDA for 2009, each NEO would have received the percentage of base compensation to which entitled.

        Our 2009 Executive Incentive Plan established that no bonus would be paid unless we produced a minimum amount of Adjusted EBITDA ($41 million) and that bonuses would be paid at the full target amount only if Adjusted EBITDA equaled at least $43 million. In the event the Company exceeded the 100% payout level of $43 million of Adjusted EBITDA the bonus amount would increase five percent (5%) for each one percent (1%) of Adjusted EBITDA above $43 million to $45 million and ten percent (10%) for each one percent (1%) of Adjusted EBITDA above $45 million. We did not achieve the minimum Adjusted EBITDA amount of $41 million to entitle the NEOs to any cash bonus payments under the 2009 Executive Incentive Plan. For bonuses paid in 2010 related to our 2009 performance, the Committee used it's authority under the Executive Incentive Plan provisions to provide the NEOs with discretionary cash bonuses as follows: $100,000 in the case of Mr. Chernow as part of his negotiated settlement agreement upon departure from our employment; $100,000 in the case of Mr. Choate; $65,000 in the case of Mr. Phillips; $50,000 in the case of Mr. Pegler; and $30,000 in the case of Mr. Stork. These bonuses were paid based upon the Compensation Committee's recognition of management's collective efforts during the 2009 fiscal year and to retain and motivate the executive management team. Each NEO's bonus paid represented an allocated amount of a discretionary bonus pool and the amount allocated to each NEO was not based on an individual analysis of each NEO's specific efforts during 2009. Instead, the amount allocated to each NEO was determined based on the Compensation Committee's judgment of the individual NEO's contribution to achieving actual 2009 Adjusted EBITDA based on his role and level of responsibility within the Company as well as consideration of the need to retain and motivate each NEO.

  Special Bonus Payments

        For 2009, we paid our NEOs special, one-time discretionary bonus payments, in addition to the Executive Incentive Plan awards described above, in amounts equal to the amounts that were foregone from their respective paychecks as a result of the temporary 10% decrease to their base salaries during fiscal year 2009. These bonuses were paid because our preliminary 2009 financial results indicated an improvement over our prior projections and compliance with our bank covenants for the year ending December 31, 2009 and the Compensation Committee determined payment of these amounts was fair and appropriate in light of our NEOs' agreements to the temporary decreases in salary described above.

  Equity-Based Awards

        We believe that positive long-term performance is achieved in part by providing our NEOs with incentives that align their financial interests with the interests of our stockholders. The Compensation Committee believes that the use of stock option awards best accomplishes such alignment.

        Our Compensation Committee is authorized under our Equity Incentive Plan to grant incentive stock options and/or nonqualified stock options to purchase shares of our common stock to our employees and nonqualified stock options to purchase shares of common stock to our directors, independent contractors and consultants. We generally make initial stock option grants at the commencement of an executive's employment and additional subsequent grants following a significant change in job responsibilities or to meet other special retention or performance objectives. The

Compensation Committee reviews and approves incentive stock option awards to all employees, including NEOs based upon its assessment of individual expected performance, past precedence based on internal job classifications, a review of each executive's existing long-term incentives and retention considerations.

        We did not grant any stock options or other equity-based awards to our NEOs in 2009 because none of our NEOs commenced employment or experienced a significant change in job responsibilities during 2009 that warranted such an award.

  Employment and Severance Arrangements

        Our board of directors and our Compensation Committee consider the maintenance of a sound management team to be essential to protecting and enhancing our best interests. To that end, we recognize that the uncertainty that may exist among management with respect to their "at-will" employment may result in the departure or distraction of management personnel to our detriment. Accordingly, we have entered into employment agreements with each of our named executive officers that provide for certain severance payments and other post-employment benefits which we believe are appropriate to encourage the continued dedication and attention of these executives. The employment agreements with our named executive officers are described more fully below under '—Potential Payment Upon Termination or Change in Control.

  Perquisites and Other Benefits

        Although perquisites are not a significant factor in our compensation programs, we provide certain limited perquisite and personal benefits to our named executive officers. We provide these benefits to assist our NEOs in performing their services for us and to attract and retain talented executives.

        The Company, at its sole cost, provides health and welfare benefits to each NEO, the NEO's spouse and eligible dependents such as the Company may from time to time make available to its other executives of the same level of employment. We also maintain a 401(k) retirement plan that is available to all eligible employees. We have the discretion to make annually matching contributions to the plan on behalf of our participating employees. Historically, we matched $0.50 for each $1.00 contributed up to 6% of each participant's annual compensation with a maximum of $2,500 per participant. The last discretionary match we made was in February 2009 for the 401(k) plan year ending December 31, 2008. Life, accidental death and dismemberment coverage is also offered to all eligible employees and premiums are paid in full by the Company. We also make available to our NEOs a long-term disability plan maintained at our expense. Other voluntary benefits, such as supplemental life and specific coverage insurance supplements are also made available and paid for by our NEOs and other employees. The above benefits are generally available to the NEOs on the same basis as all other eligible employees, subject to relevant regulatory requirements. The Company provides each NEO with an after tax automobile and life insurance allowance in accordance with the terms and conditions of each NEO's employment agreement or applicable Company policy.

  Accounting and Tax Considerations

        Our annual tax aggregate deductions for each NEO's compensation are potentially limited by Section 162(m) of the Internal Revenue Code to the extent the aggregate amount paid to an executive officer exceeds $1.0 million per year, unless it is paid under a predetermined objective performance plan meeting certain requirements, or satisfies one of various other exceptions provided under Section 162(m) of the Internal Revenue Code. At our current NEO compensation levels, we anticipate that Section 162(m) of the Internal Revenue Code would be applicable only with respect to our Chief Executive Officer, and we considered its impact in determining compensation levels for our NEOs in 2009, while also considering the fact that the provisions under Section 162(m) would only be applicable if the Company were to become a public entity.

2009 Summary Compensation Table

        The following table sets forth the compensation earned by our named executive officers. No other executive officers who would have otherwise been includable in the following table on the basis of salary and bonus earned for the year ended December 31, 2009 have been excluded by reason of their termination of employment or change in executive status during the year.

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
David S. Chernow	2009	473,807	134,193	—	—	47,504	(4)	655,504
President and Chief	2008	508,000	—	—	838,200	40,730	(5)	1,386,930
Executive Officer	2007	242,000	—	923,132	262,500	15,609	(6)	1,443,241
L. Duane Choate	2009	321,777	123,223	—	—	50,538	(7)	495,538
Executive Vice President	2008	345,000	—	—	370,013	102,044	(8)	817,057
and Chief Financial Officer	2007	119,000	—	302,553	76,061	6,879	(9)	504,493
Russell D. Phillips, Jr.	2009	265,816	84,184	—	—	56,773	(10)	406,773
Executive Vice President,	2008	285,000	—	—	282,150	53,766	(11)	620,916
General Counsel and	2007	276,000	—	—	169,950	31,483	(12)	477,433
Chief Compliance Officer
William L. Pegler	2009	214,518	65,482	—	—	66,363	(13)	346,363
Senior Vice President and	2008	230,000	—	—	189,750	139,876	(14)	559,626
Chief Operating Officer	2007	205,900	—	—	105,575	31,251	(15)	342,726
Joseph Stork	2009	186,538	43,462	—	—	19,341	(16)	249,341
Senior Vice President and	2008	200,000	—	32,533	145,000	42,789	(17)	420,322
Chief Development Officer	2007	49,600	—	83,333	13,625	3,634	(18)	150,192

(1)
The bonus amounts for the named executive officers reflect discretionary payments made under our Executive Incentive Plan for services performed in 2009, as described above under "—Compensation Discussion and Analysis—Executive Incentive Plan Awards", in the following amounts for each of the named executive officers: Mr. Chernow: $100,000; Mr. Choate: $100,000; Mr. Phillips: $65,000; Mr. Pegler: $50,000; and Mr. Stork: $30,000. The bonus amounts also include special, one-time discretionary bonuses to the named executive officers for services performed in 2009, as more fully described in "—Compensation Discussion and Analysis—Special Bonus Payments", in the following amounts: Mr. Chernow: $34,193; Mr. Choate: $23,223; Mr. Phillips: $19,184; Mr. Pegler: $15,482; and Mr. Stork: $13,462.

(2)
Amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For the assumptions used in calculating the value of these awards, refer to Note 13 to our consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

(3)
Amounts shown in the non equity incentive plan column represent payments made under the Executive Incentive Plan to the named executive officers that related to services performed in the applicable year and were paid based on our level of achievement of our applicable performance goals for the relevant year.

(4)
Includes auto allowance of $19,939, health, dental and vision benefits of $25,265 and long term disability and term life premiums paid of $2,300.

(5)
Includes auto allowance of $19,200, health, dental and vision benefits of $16,639, 401(k) employer match of $2,750 and long term disability and term life premiums paid of $2,141.

(6)
Includes auto allowance of $8,862 and health, dental and vision benefits of $6,127 and long term disability and term life premiums paid of $620.

(7)
Includes auto allowance of $12,462, health, dental and vision benefits of $35,709 and long term disability and term life premiums paid of $2,367.

(8)
Includes auto allowance of $12,000, health, dental and vision benefits of $16,908, relocation reimbursement of $68,245, 401(k) employer match of $2,750 and long term disability and term life premiums paid of $2,141.

(9)
Includes auto allowance of $3,692 and health, dental and vision benefits of $2,690 and long term disability and term life premiums paid of $497.

(10)
Includes auto allowance of $20,769, health, dental and vision benefits of $8,006, vacation paid in lieu of time off of $25,761 and long term disability and term life premiums paid of $2,237.

(11)
Includes auto allowance of $20,000, health, dental and vision benefits of $5,834, vacation paid in lieu of time off of $21,924, 401(k) employer match of $2,750 and long term disability and term life premiums paid of $3,258.

(12)
Includes auto allowance of $20,000, health, dental and vision benefits of $2,906, vacation paid in lieu of time off of $5,288, 401(k) employer match of $1,800 and long term disability and term life premiums paid of $1,489.

(13)
Includes auto allowance of $13,352, health, dental and vision benefits of $25,800, vacation paid in lieu of time off of $24,771 and long term disability and term life premiums paid of $2,440.

(14)
Includes auto allowance of $12,857, health, dental and vision benefits of $4,261, vacation paid in lieu of time off of $8,847, relocation reimbursement of $108,730, long term disability and term life premiums paid of $2,431 and 401(k) employer match of $2,750.

(15)
Includes auto allowance of $16,718, health, dental and vision benefits of $2,590, vacation paid in lieu of time off of $8,654, long term disability and term life premiums paid of $1,489 and 401(k) employer match of $1,800.

(16)
Includes health, dental and vision benefits of $17,041 and long term disability and term life premiums paid of $2,300.

(17)
Includes health, dental and vision benefits of $9,076, relocation reimbursement of $29,340, long term disability and term life premiums paid of $1,623 and 401(k) employer match of $2,750.

(18)
Includes health, dental and vision benefits of $1,551, long term disability and term life premiums paid of $283 and 401(k) employer match of $1,800.

2009 Grants of Plan-Based Awards

        There were no grants of stock options or other equity-based awards during the year ended December 31, 2009 to the named executive officers. The following table sets forth the potential future payouts under non-equity incentive plan awards granted to our NEOs in 2009 under our Executive

Incentive Plan. The actual amounts paid to our NEOs under our Executive Incentive Plan for 2009 are set forth in the 2009 Summary Compensation Table above.

		Potential Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
David S. Chernow	1/9/09	279,400	508,000	—
L. Duane Choate	1/9/09	123,340	224,250	—
Russell D. Phillips, Jr.	1/9/09	94,050	171,000	—
William L. Pegler	1/9/09	63,250	138,000	—
Joseph Stork	1/9/09	55,000	120,000	—

Outstanding Equity Awards at December 31, 2009

        The following table provides information regarding outstanding equity-based awards held by the named executive officers as of December 31, 2009. All such equity based awards consist of stock options granted under the Equity Incentive Plan.

OPTION AWARDS
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards(1)	Option Exercise Price	Option Expiration Date
David S. Chernow	80,581	5,372	42,976	$3.50	9/1/2016	(2)
	311,578	204,138	257,858	$3.50	7/1/2017	(3)
L. Duane Choate	96,697	75,208	85,953	$3.50	8/29/2017	(3)
Russell D. Phillips, Jr.	25,000	—	—	$1.50	8/18/2016
	143,254	28,651	85,953	$3.50	8/18/2016	(2)
William L. Pegler	37,500	—	—	$1.50	8/18/2016
	107,441	21,488	64,465	$3.50	8/18/2016	(2)
Joseph Stork	16,667	16,666	16,667	$4.75	10/30/2017	(4)
	3,333	10,000	6,667	$5.35	3/1/2018	(4)

(1)
The options will vest upon a change in control of the Company if certain targeted amounts of consideration (which increase over time) are achieved in connection with such change in control.

(2)
Except for the performance component, which vests as described in footnote (1) above, vests monthly on the anniversary date of the option grant over four years.

(3)
Except for the performance component, which vests as described in footnote (1) above, one quarter vests on the first anniversary date of the option grant with the remainder vesting monthly on the monthly anniversary date of the option grant over three years.

(4)
Except for the performance component, which vests as described in footnote (1) above, vests annually over four years on the anniversary date of the option grant.

Potential Payments Upon Termination or Change in Control

Agreements with Mr. Chernow and Mr. Choate

        We entered into employment agreements with the gentlemen that served as our CEO and CFO during 2009 in connection with their initial employment by the Company. Each employment agreement established a base salary, an annual target bonus (100% of base salary in the case of Mr. Chernow, our former CEO and 65% of base salary in the case of Mr. Choate, our then CFO) based on our achievement of certain financial performance targets as well as the provision of certain other typical benefits (e.g., vacation time, health benefits, etc.) and, in the case of Mr. Choate, a living accommodation and relocation allowance not to exceed $65,000 to initially commute to Orange County, California and ultimately relocate his residence to the Denver, Colorado area from Houston, Texas. Under each agreement, the executive's employment with us is "at-will." However, in the event of a termination "without cause" or a resignation due to "constructive termination" which the executive could deem to be a termination without cause, the executive is entitled to severance payments from us, consisting of bi-weekly payments of base salary in effect at the time of termination for a defined "Salary Continuation Period", provided the executive complies during such period with the non-compete and non-solicitation provisions of the agreement and executes a general release of all claims against us. In the case of a termination in connection with or within nine months following a "change of control" such Severance Payments would be made in a lump sum amount to each executive.

        Mr. Chernow, our former President and Chief Executive Officer, had a Salary Continuation Period of one year and Mr. Choate, our CFO, had a Salary Continuation Period of six months. Mr. Choate's employment agreement was amended in January 2009 to include payment to Mr. Choate during the Salary Continuation Period of his targeted bonus for the year in which the termination occurs. Under each employment agreement, in the event the executive is terminated by us or in the event of death or disability, he or his legal representative will also be entitled to receive "Ancillary Severance Benefits" from us. Ancillary Severance Benefits consist of compensation for all accrued unpaid vacation pay, back wages accrued and accrued sick pay, and except in the case of a termination for "cause," reimbursement of COBRA expenses for the continuation of health benefits for himself and his eligible dependents for an 18-month period or such time the executive becomes eligible for another employer's health insurance, whichever occurs first. In addition, Ancillary Severance Benefits include outplacement services for each executive in an amount not to exceed $15,000.

        The employment agreements provide that in the event the amounts payable to the executive and described above would constitute "excess parachute payments" within Section 280G of the Code, then the amounts payable shall be reduced to the extent necessary to avoid such amounts constituting an excess parachute payment. Each employment agreement was amended in December 2008 in order to ensure compliance with, or an exemption from, Section 409A of the Code.

        The employment agreements also provide that in the event of death or disability, the Company would pay to the executive or his legal representative a lump sum amount equal to half of his then current annual base salary in effect immediately prior to his death or disability. Under the employment agreements, "disability" means that for a period of six (6) months in any twelve (12) month period, the executive is incapable of substantially fulfilling his employment responsibilities and duties because of physical, mental or psychological incapacity resulting from injury, sickness or disease. "Cause," as defined under the terms of the respective employment agreements, means any of the following: (a) the executive enters a plea of guilty or nolo contendere to, or is convicted of, a felony or any other criminal act involving moral turpitude, dishonesty, or theft; (b) the executive has committed gross negligence, willful misconduct or a breach of his fiduciary duties in carrying out his duties; (c) the executive materially breaches the employment agreement and fails to cure such breach (in the event that such breach is capable of being cured) within 30 days following receipt of notice from us setting forth in reasonable detail the nature of such breach; (d) the executive habitually uses drugs or alcohol and such use constitutes an abuse thereof; (e) the executive engages in willful misconduct in the performance of his duties that (i) has a material adverse effect on the Company or (ii) constitutes a material violation of a policy adopted by the Board; or (f) the executive engages in material dishonesty or fraud in the performance of his duties.

        "Constructive termination" means, subject to certain notice and cure periods, (a) with or without a change in his title or formal corporate action, there shall be a material diminution in the nature or scope of the authorities, powers, functions, duties or responsibilities of the executive as set forth in the employment agreement; (b) the executive is not appointed to, or is removed from, the offices or positions provided for in the employment agreement; (c) the executives annual base salary is decreased by the Company; (d) at any time following the executive's initial permanent relocation at the request of the Company, we change our headquarters greater than 30 miles from its then existing location without the executive's consent; (e) we fail to pay the executive's compensation or provide the employee benefits when due; or (f) we materially breach the employment agreement or the performance of our duties and obligations thereunder (including any failure to adopt an annual bonus plan in accordance with the employment agreements).

        In February 2010, in connection with Mr. Choate's promotion to Chief Executive Officer, we entered into a new employment agreement with Mr. Choate. Mr. Choate's new employment agreement contains substantially similar terms, conditions and definitions as described above. The new employment agreement sets Mr. Choate's target bonus at 100% of his current base salary and provides for a Salary Continuation Period of one year and the payment of one-half of Mr. Choate's targeted bonus for the year in which the termination occurs. A lump sum payment is also provided for in the new employment agreement in the event of a termination in connection with or within nine months after a change in control. The new agreement provides in the event of death or disability, the Company would pay to Mr. Choate or his legal representative a lump sum amount equal to half of his then current annual base salary and half of his current target bonus in effect immediately prior to his death or disability. Similar Ancillary Severance Benefits are payable under Mr. Choate's new employment agreement. Mr. Choate's new employment agreement, which is intended to comply with, or qualify for an exemption from, Section 409A of the Code, does not provide amounts payable thereunder will be reduced if such payments would constitute an excess parachute payment under Section 280G of the Code.

        Each of our other NEOs (not including Messrs. Chernow and Choate) is party to an employment agreement with the Company. Under each agreement, the executive officer is entitled to receive a base salary and a target bonus (60% of base salary in the case of Mr. Phillips and 50% of base salary in the case of Messrs. Pegler and Stork). The terms, conditions and definitions in the employment agreements are substantially similar to those outlined above for Messrs. Chernow and Choate. Mr. Phillips has a Salary Continuation Period of one year; Messrs. Pegler and Stork have a Salary Continuation Period of six months. The employment agreements for Messrs. Phillips and Pegler provide for the payment of their respective then current target bonus for the year in which the termination occurs during the Salary Continuation Period. Ancillary Severance Benefits are payable to Mr. Phillips for a twelve month period and Ancillary Severance Benefits are payable to Messrs. Pegler and Stork for a six month period. Mr. Pegler was provided with a living assistance and relocation allowance of $108,730 in connection with the relocation of his residence from San Diego, California to the Denver, Colorado area, and Mr. Stork was provided with a living assistance and relocation allowance of $29,340 in connection with the relocation of his residence from Houston, Texas to the Denver, Colorado area. Mr. Phillips' primary office location remains in Orange County, California.

        The following table shows the value of severance benefits and other benefits for our 2009 named executive officers, excluding Mr. Chernow, under their current employment agreements, assuming each named executive officer had terminated employment on December 31, 2009, and, in the case of Mr. Choate, assuming his current agreement were in effect on December 31, 2009.

Name	Payment Type	Death or Disability ($)	Termination Without Cause or "Constructive Termination" ($)	Termination After Change in Control ($)
L. Duane Choate	Cash Severance	500,000	750,000	750,000
	Benefit Continuation	33,902	48,902	48,902

	Total	533,902	798,902	798,902
Russell D. Phillips, Jr.	Cash Severance	228,000	456,000	456,000
	Benefit Continuation	9,567	24,567	24,567

	Total	237,567	480,567	480,567
William L. Pegler	Cash Severance	172,500	230,000	230,000
	Benefit Continuation	7,945	22,945	22,945

	Total	180,445	252,945	252,945
Joseph Stork	Cash Severance	50,000	100,000	100,000
	Benefit Continuation	4,864	19,864	19,864

	Total	54,864	119,864	119,864

        In connection with Mr. Chernow's termination of employment with us in February 2010, we entered into a separation agreement with Mr. Chernow under which he received payments of one year of his then-current base salary ($508,000), payable per our normal payroll cycle for a twelve month period, $100,000 in lieu of any amounts earned under our 2009 Executive Incentive Plan, payable in a lump sum at the same time bonus payments were made to our other executives for 2009, and, at our expense, health insurance continuation coverage for 18 months or, if earlier, until he becomes eligible for comparable health insurance coverage from another employer (approximately $38,000). In exchange for these payments, Mr. Chernow executed a general release of claims in our favor and agreed to the immediate termination of all unexercised vested stock options related to our common stock.

Director Compensation

        The members of our Board of Directors are Shyam B. Paryani, M.D., Chairman, Stanley M. Marks, M.D., Jonathan R. Stella, M.D., Robert J. Weltman and James D. Nadauld of Genstar Capital LLC, and L. Duane Choate.

        Dr. Marks is paid $7,500 for each Board meeting attended. No other Directors receive compensation. Directors are also reimbursed for expenses incurred in connection with attending board meetings. Each member of our Board, other than directors who are employed by us, or who are employees or partners of Genstar Capital LLC is also eligible for stock grants under the Company's Equity Incentive Plan in the form of non-qualified stock option grants. We have only one Plan, the

"Equity Incentive Plan," which provides for both ISOs and NSOs. No such stock options were granted in 2009.

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Stanley M. Marks, M.D.	$30,000	—	$30,000
Shyam B. Paryani, M.D.	—	—	—
Jonathan R. Stella, M.D.	—	—	—

(1)
All three directors listed in the table above previously received stock option grants. As of December 31, 2009, the unvested portions of the stock option grants are as follows: Dr. Marks: 40,000 shares; Dr. Paryani: 343,811 shares; and Dr. Stella: 5,000 shares, which shares will vest as follows:

•
For Dr. Marks, 20,000 shares annually on the anniversary date of the option grant over two years and 20,000 shares upon a change in control of the Company if certain targeted amounts of consideration (which increase over time) are achieved in connection with such change in control,

•
For Dr. Paryani, 10,744 shares monthly on the anniversary date of the option grant through August 18, 2010 and 257,858 shares upon a change in control of the Company if certain targeted amounts of consideration (which increase over time) are achieved in connection with such change in control,

•
For Dr. Stella, 5,000 shares upon a change in control of the Company if certain targeted amounts of consideration (which increase over time) are achieved in connection with such change in control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of September 30, 2010, we had 26,317,675 shares of common stock outstanding.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2010 by:

  •
  each person known to own beneficially more than 5% of the capital stock;

  •
  each of our directors;

  •
  each of the executive officers named in the summary compensation table; and

  •
  all of our directors and executive officers as a group.

        The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial" owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

        Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the shares of capital stock.

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Capital Stock
Stockholders Holding 5% or More
Genstar Capital Partners IV, L.P.(1)	20,142,957	76.5%
Caisse de dépôt et placement du Québec(2)(14)	4,285,714	16.3%
Named Executive Officers and Directors
L. Duane Choate(3)(14)	530,743	2.0%
David S. Chernow(14)	7,142	*
Timothy A. Peach(5)	8,333	*
Russell D. Phillips, Jr.(6)(14)	196,905	*
William L. Pegler(7)(14)	166,429	*
Joseph Stork(8)	31,666	*
Shyam B. Paryani, M.D.(9)(14)	715,715	2.7%
Stanley M. Marks, M.D.(10)(14)	37,000	*
Jonathan R. Stella, M.D.(11)(14)	17,142	*
James D. Nadauld(12)	20,142,957	76.5%
Robert J. Weltman(13)	20,142,957	76.5%
All executive officers and directors as a group (11 persons)	1,647,202	78.0%

*
Less than 1%

(1)
Includes 19,161,033 shares of common stock owned directly by Genstar Capital Partners IV, L.P. ("Genstar IV"), 839,067 shares of common stock owned by Stargen IV, L.P. ("Stargen"), an affiliate of Genstar, and 142,858 shares of common stock owned by individuals affiliated with Genstar IV. The address of Genstar IV is Four Embarcadero, Suite 1900, San Francisco, CA 94111.

(2)
Caisse de dépôt et placement du Québec ("CDPQ") is a limited partner of Genstar IV and its address is 1000 place Jean-Paul-Riopelle, Montreal, Quebec H2Z 2B3. The natural persons having voting control and dispositive power over the shares held by CDPQ is an investment committee comprised of Nomand Provost, Luc Houle, Dominique Boies, Robert Côté, Pierre Fortier, Marcel Gagnon, Mario Therrien and Cyrille Vittecoq.

(3)
This amount includes 506,845 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(4)
This amount includes 4,000 shares held by the Walter L. Choate Family Trust.

(5)
This amount includes 8,333 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(6)
This amount includes 196,905 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(7)
This amount includes 166,429 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(8)
This amount includes 31,666 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(9)
This amount includes 715,715 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(10)
This amount includes 30,000 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(11)
This amount includes 10,000 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(12)
Includes 20,142,957 shares held by Genstar IV and its affiliates. Mr. Nadauld is a Principal of Genstar Capital LLC, an affiliate of Genstar. All shares indicated as owned by Mr. Nadauld are included because of his affiliation with the Genstar entities. Mr. Nadauld does not directly or indirectly have or share voting or investment power over the shares beneficially held by Genstar IV, Stargen and/or their affiliates and disclaims beneficial ownership of these shares. Mr. Nadauld's address is Four Embarcadero, Suite 1900, San Francisco, CA 94111.

(13)
Includes 20,142,957 shares held by Genstar IV and its affiliates. Mr. Weltman is a Managing Director of Genstar Capital LLC, an affiliate of Genstar. All shares indicated as owned by Mr. Weltman are included because of his affiliation with the Genstar entities. Mr. Weltman may be deemed to share voting or investment power over the shares beneficially held by Genstar IV and/or Stargen, and/or their affiliates and disclaims beneficial ownership of these shares. Mr. Weltman's address is Four Embarcadero, Suite 1900, San Francisco, CA 94111.

(14)
Such shares or shares issuable upon exercise of stock options are subject to the Investor Rights Agreement described herein (see "Certain Relationships and Related Party Transactions—Investor Rights Agreement").

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Advisory Services Agreement

        We entered into an advisory services agreement with Genstar, our majority shareholder, in connection with the closing of Genstar's acquisition, referred to as the Acquisition, of the Company in August 2006. Pursuant to this agreement, we pay Genstar a fee for certain management, business strategy, consulting and financial advisory services and oversight to be provided to us and our subsidiaries. We utilize the business experience and expertise of Genstar in arranging financing, strategic planning, negotiating and other areas of corporate management. Genstar has agreed to provide us on an ongoing basis with management consulting and advisory services related to our business affairs as we may reasonably request. Pursuant to this agreement, subject to certain conditions, we pay an annual management fee of $1.5 million per year, payable in four quarterly installments. We also reimburse Genstar for its reasonable out-of-pocket expenses.

Employment and Severance Arrangements

        See "Management—Employment Agreements and Severance Arrangements."

Investor Rights Agreement

        In connection with the Acquisition we entered into an Investor Rights Agreement, or IRA, with Genstar IV, Stargen IV, L.P., or together with Genstar IV, the Genstar Parties, Caisse de Dépôt et Placement du Québec, or CDPQ Quebec, Ares Capital Corporation, or ARES, Florida Radiation Oncology Group, or FROG, and certain members of management and physicians affiliated with us. Under the IRA, the stockholders who are parties to the IRA have agreed to vote their shares to elect to our board of directors any individual designated by the Genstar Parties, and for so long as the MSA between Integrated Community Oncology Network, LLC, or ICON, and us, which is described below, is in effect, one individual designated by FROG. Additionally, each of the Genstar Parties, ARES, CDPQ Quebec and any stockholder that holds 10% of the capital stock of the Company shall have reasonable access to its officers, employees, auditors, legal counsel, facilities and books and records. The IRA also contains customary preemptive rights with respect to the capital stock of the Company. All stockholders are prohibited from transferring capital stock unless done in compliance with the IRA, which permits the following: (1) transfers of capital stock to the Company, provided that if the Genstar Parties make such a transfer the other stockholders will be allowed to participate on a pro rata basis; (2) permitted transfers by stockholders who are natural persons to certain family members, including pursuant to laws of descent and distribution; (3) transfers of capital stock in connection with an initial public offering; (4) any transfer to an affiliate; (5) any transfer by the Genstar Parties to their respective affiliates, partners or members pursuant to agreements governing distributions between such Genstar Party and its respective affiliate; and (6) transfers made in connection with the exercise of customary tag-along rights, a sale of the Company, a right of first refusal or drag-along transactions sale. The Genstar Parties also have demand registration rights provided that the amount to be registered is not less than $10.0 million and all stockholders who are parties to the IRA have piggyback registration rights.

Stockholders Agreement

        Certain of our employees, consultants and executive officers have entered into a Stockholders Agreement, or the Stockholders Agreement, with us with respect to their shares of our common stock, warrants, common stock issued upon exercise of warrants or stock options, any other equity security issued by us, and any equity security issued or issuable with respect to such securities, or together, the Capital Stock. The Stockholders Agreement contains customary bring-along and call rights, exercisable by the applicable Genstar Parties and us, and prohibits holders from disclosing any confidential information. Under the Stockholders Agreement, holders cannot transfer any of their Capital Stock without the prior written consent of the board of directors, except for in certain instances of permitted transfers, including transfers to us or a Genstar Party; transfers to a member of the holder's family; transfers pursuant to applicable laws of descent and distribution; or transfers pursuant to a public offering or Rule 144 of the Securities Act; subject to the condition that the transferee shall agree in writing to be bound by the terms of the Stockholders Agreement. In addition, the holders bound by the Stockholders Agreement also agree to be subject to a non-competition and a non-recruitment provision during each holder's employment, consulting engagement and/or directorship and for a specified post-termination period thereafter.

Other Related Party Transactions

        We have a MSA with ICON under which we provide management services to the FROG division of ICON. Dr. Paryani, our Chairman, is a manager and equityholder of ICON. We receive a management fee based on a fixed percentage of the earnings, while ICON retains the remaining earnings. Under this MSA, ICON retained $3.7 million, $3.3 million and $3.1 million for its medical services for the years ended December 31, 2007, 2008 and 2009, respectively, and $1.7 million for the nine months ended September 30, 2010.

        We lease three radiation oncology treatment centers from entities affiliated with Dr. Paryani. We recorded rent expense related to these treatment centers of approximately $0.7 million, $0.7 million and $0.7 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $0.5 million for the nine months ended September 30, 2010.

        We have a MSA with Cyclotron Center of Northeast Florida, LLC, or Cyclotron, and PET/CT Center of North Florida, LLC, or PET/CT Florida, entities in which Dr. Paryani has ownership interests. We recognized net revenue associated with this MSA of approximately $0.8 million, $0.7 million and $0.8 million in 2007, 2008 and 2009, respectively, and $0.4 million for the nine months ended September 30, 2010. We had accounts receivable due under this MSA of $0.1 million, $0.1 million and $0.3 million at December 31, 2007, 2008 and 2009, respectively, and $0.2 at September 30, 2010. We also provide a payroll processing service for PET/CT Florida and Cyclotron. We recorded receivables for reimbursement of these services of $0.2 million, $0.2 million and $0.4 million at December 31, 2007, 2008 and 2009, respectively, and $0.6 million at September 30, 2010.

        Both we and an affiliate of Dr. Paryani own a 24.5% interest in Memorial Southside Cancer Center, LLC, or Southside, a joint venture with a subsidiary of HCA, Inc. We recorded ownership interest under the equity method of investment in an unconsolidated joint venture as described in notes to the consolidated financial statements included elsewhere in this prospectus. We recorded equity interest in net earnings of joint venture of $1.0 million, $1.1 million and $0.7 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $0.4 million for the nine months ended September 30, 2010 in connection with this Southside joint venture.

        We have a MSA with Coastal Radiation Oncology Medical Group, Inc., or Coastal. Dr. Stella, one of the members of our board of directors, is a shareholder of Coastal and also serves as President of Coastal. We receive a management fee based on a fixed percentage of the earnings, while Coastal retains the remaining earnings. Under this MSA, Coastal retained $7.1 million, $8.8 million and $7.5 million for its medical services for the years ended December 31, 2007, 2008 and 2009, respectively, and $5.3 million for the nine months ended September 30, 2010.

        We lease four radiation oncology treatment centers from entities affiliated with Dr. Stella and lease one facility used for administrative offices and physics services from an entity affiliated with Dr. Stella. We recorded rent expense related to these leases of approximately $1.3 million for each of the years ended December 31, 2007, 2008 and 2009, and $0.8 million for the nine months ended September 30, 2010.

        We have a limited scope payroll processing relationship with Neuroscience Gamma Knife Center of Southern California, LLC, an entity in which Dr. Stella has an ownership interest. We recorded receivables for reimbursement of these services of an immaterial amount, $0.1 million and $0.1 million at December 31, 2007, 2008 and 2009, respectively, and $0.1 million at September 30, 2010.

        CDPQ, which owns approximately 16.3% of our capital stock, was one of the holders of our subordinated notes and was repaid approximately $33.3 million, with the proceeds from the offering of the private notes.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Facility

General

        On May 13, 2010, concurrently with the closing of the offering of the private notes, our direct wholly-owned subsidiary, Oncure Medical, entered into a senior secured revolving credit facility, or the revolving credit facility, with GE Capital Markets, Inc., as sole lead arranger and book manager, General Electric Capital Corporation, as administrative agent and collateral agent, and the lenders from time to time party thereto, or the Credit Agreement. Oncure Medical and all of its direct and indirect subsidiaries are co-borrowers thereunder, or collectively, the Revolving Borrowers.

        The revolving credit facility provides for aggregate commitments of up to $40.0 million, including a letter of credit sub-facility of $2.0 million and a swing line sub-facility of $2.0 million, and provides for the increase, at the Revolving Borrowers' option, of aggregate commitments by $10.0 million, subject to certain conditions, including that the Revolving Borrower is not in default at the time of any increase, the Revolving Borrower would be in compliance with its financial covenants following any increase and any increase is permitted pursuant to the terms of the Indenture. As of the date of this filing, the revolving credit facility was undrawn. The revolving credit facility is used by the Revolving Borrowers for working capital requirements and other general corporate purposes (including permitted acquisitions and other investments), subject to the other covenants of the Credit Agreement and the conditions in the Credit Agreement related to permitted acquisitions.

        The ability of the Revolving Borrowers to draw under the revolving credit facility or request the issuance of letters of credit thereunder is conditioned upon, among other things, pro forma compliance with certain financial covenants, delivery of prior written notice of borrowing or issuance, as applicable, the Revolving Borrowers' ability to reaffirm the representations and warranties contained in the documentation evidencing the revolving credit facility and the absence of any default or event of default under the revolving credit facility. The revolving credit facility has a maturity date of May 13, 2015.

        The obligations of the Revolving Borrowers under the revolving credit facility is secured and fully and unconditionally guaranteed by us and each of our U.S. subsidiaries that we may create or acquire, to the extent any such future U.S. subsidiary is not required to be a co-borrower under the revolving credit facility, with certain exceptions as set forth in the Credit Agreement, pursuant to the terms of a separate security agreement and guaranties.

Security interests

        All borrowings, guarantees and other obligations related to or arising under the revolving credit facility are secured by a perfected first priority security interest in substantially all tangible and intangible assets of each of us, the Revolving Borrowers and our future subsidiaries (subject to certain limitations for equity interests of foreign subsidiaries and other exceptions as set forth in the Credit Agreement).

Interest rates and fees

        Borrowings under the revolving credit facility bear interest at a rate equal to the applicable margin set forth below, plus, at the option of the Revolving Borrowers, either (a) the base rate determined by reference to the highest of (i) the prime rate that The Wall Street Journal announces from time to time, (ii) the federal funds rate plus 1.50% and (iii) the three-month Eurodollar Rate plus 1.00%, payable quarterly in arrears or (b) so long as no event of default then exists, the Eurodollar rate, payable at the end of the relevant interest period, but in any event, at least quarterly. The applicable margin on loans under the revolving credit facility is 3.50% for Base Rate loans and 4.50% for Eurodollar Rate Loans.

"Eurodollar Rate" is defined as the greater of (a) Eurodollar rate published by the British Bankers' Association for the selected interest period, (b) the three month Eurodollar rate on Reuters Screen LIBOR01 Page, and (c) 1.50% per annum.

        The Revolving Borrowers also pays the lenders an unused commitment fee of 0.75% per annum (if average daily balance of "Revolving Credit Outstandings" (defined as (a) the aggregate principal amount of the revolving loans and swing line loans and (b) the letter of credit obligations for all letters of credit) during the quarter for which the unused commitment fee is calculated is less than 50% of the revolving credit facility) or 0.50% per annum (if average daily balance of Revolving Credit Outstandings during the quarter for which the unused commitment fee is calculated is equal to or greater than 50% of the revolving credit facility), in each case on the unused portion of the revolving credit facility. The commitment fee is payable quarterly in arrears. The Revolving Borrowers also pay the issuer of each letter of credit a letter of credit fronting fee of 0.25% per annum plus all other fees, documentary and processing charges as separately agreed between the Revolving Borrowers and such issuer. The Revolving Borrowers further pay to all lenders, with respect to all outstanding letters of credit, a fee accruing at a rate per annum equal to the applicable margin for Eurodollar Rate Loans on the maximum undrawn face amount of such letters of credit. Such letter of credit fees are payable in arrears (a) on the last day of each calendar quarter, ending after the issuance of each such letter of credit and (b) on the date on which the revolving credit facility terminates.

Optional and mandatory prepayment and commitment reductions

        The Revolving Borrowers have the ability to voluntarily prepay loans or reduce commitments under the revolving credit facility, in whole or in part, subject to minimum amounts, but without premium or penalty. If the Revolving Borrowers prepay Eurodollar Rate Loans other than at the end of an applicable interest period, they will be required to reimburse lenders for their losses or expenses sustained as a result of such prepayment. The Revolving Borrowers have no obligations under the revolving credit facility to make mandatory prepayments thereof except for customary prepayment provisions applicable to revolving credit facilities (including, without limitation, upon termination and in the event the outstanding revolving loans exceed availability) and in the event of an asset sale or equity sale, if the proceeds of such sale are not used by the Revolving Borrowers for working capital needs, to make permitted acquisitions, or for other purposes described in the Credit Agreement within 365 days thereafter.

Covenants

        The revolving credit facility contains a number of customary negative and affirmative covenants affecting us and our existing and future subsidiaries.

        The revolving credit facility contains the following negative covenants and restrictions, among others: limitations on indebtedness (including guaranties and speculative hedging transactions), liens, investments (including loans), asset dispositions, restricted payments (including dividends, distributions or other payments to us (except for expressly specified purposes), redemptions and repurchases of capital stock and cancellation of debt), prepayments of indebtedness (including redemptions and repurchases), fundamental corporate changes (including mergers, consolidations, acquisitions, joint ventures or creation of subsidiaries), changes in the nature of business, transactions with affiliates, third-party restrictions on indebtedness, liens, investments or restricted payments, modification of constituent documents and certain other agreements, changes in accounting treatment, reporting practices for fiscal year, restrictions on our activities, compliance with margin regulations and ERISA and environmental laws and maximum capital expenditures.

        The revolving credit facility contains the following affirmative covenants, among others: delivery of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain material events, preservation of existence, compliance with laws (including environmental laws), payment of taxes and other claims, maintenance of properties, permits, insurance, and books and records, access to books and records and visitation rights, use of proceeds, further assurances (including provision of additional collateral and guaranties).

        In addition, the revolving credit facility contains financial covenants, including a first lien leverage ratio maintenance covenant and a fixed charge coverage ratio incurrence covenant.

Events of default

        The revolving credit facility specifies certain events of default, including, among others: failure to pay principal, interest or any other amount, breach of representations and warranties, noncompliance with covenants, defaults under other indebtedness, bankruptcy or insolvency, judgments in excess of certain amounts, actual or asserted invalidity of loan documents, and change of ownership or control.

Intercreditor Agreement

        The administrative agent under the revolving credit facility, on behalf of itself and the lenders under the revolving credit facility, and the trustee under the indenture governing the notes entered into an intercreditor agreement on May 13, 2010, pursuant to which the trustee agreed, on behalf of the holders of the notes, to subordinate the liens that secure the notes to the liens that secure borrowings and other obligations under the Credit Agreement. See "Description of Exchange Notes—Collateral—Intercreditor Agreement."

 DESCRIPTION OF EXCHANGE NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the words "Oncure," "we," "us" and "our" refer only to Oncure Holdings, Inc. and not to any of its Subsidiaries.

        We issued the private notes, and will issue the exchange notes, under the indenture, dated May 13, 2010, referred to as the Indenture, among us, the Guarantors and Wilmington Trust FSB, as trustee, referred to as the Trustee. The terms of the exchange notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, referred to as the Trust Indenture Act. The form and terms of the exchange notes will be identical in all material respects to the form and term of the private notes, except that the exchange notes will be registered under the Securities Act and will not be subject to restrictions on transfer under the Securities Act. Unless indicated otherwise, the private notes and the exchange notes are collectively referred to in this description as the notes.

        The following description is a summary of the material provisions of the Indenture and the Collateral Agreements. It does not restate those agreements in their entirety. We urge you to read the Indenture and the Collateral Agreements because they, and not this description, define your rights as holders of the notes. Copies of the Indenture and the Collateral Agreements are available as set forth below under "—Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the Indenture.

        The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Description of the Notes and the Note Guarantees

The Notes

        The notes will:

  •
  be senior secured obligations of Oncure;

  •
  rank equally in right of payment with all other existing and future senior obligations of Oncure, including debt borrowed under any Credit Facilities, and senior in right of payment of all Indebtedness that by its terms is subordinated to the notes;

  •
  be secured by second priority Liens on substantially all of the assets of Oncure and Oncure's Domestic Subsidiaries, subject to certain exceptions and Permitted Liens; and

  •
  be unconditionally guaranteed, jointly and severally, on a senior secured basis by all of Oncure's existing and future Domestic Subsidiaries (other than Immaterial Subsidiaries) as set forth under "The Note Guarantees" below.

        However, pursuant to the terms of the Intercreditor Agreement, the notes will be effectively subordinated to all borrowings under Credit Facilities, including the Revolving Credit Facility, to the extent of the assets securing such Credit Facilities. See "Risk Factors—Risks Relating to the Notes—The Liens on the collateral securing the exchange notes will be junior and subordinate to the liens on the collateral securing our obligations under our revolving credit facility or any other permitted first lien indebtedness. If there is a default, the value of the collateral may not be sufficient to repay both the lenders under our revolving credit facility and holders of other permitted first lien indebtedness and the holders of the exchange notes." and "—Collateral—Intercreditor Agreement."

The Note Guarantees

        The notes will be guaranteed by all of Oncure's existing and future Domestic Subsidiaries (other than Immaterial Subsidiaries).

        Each Note Guarantee will:

  •
  be a senior secured obligation of such Guarantor;

  •
  rank equally in right of payment with all other existing and future senior obligations of such Guarantor, including debt borrowed under any Credit Facilities, and senior in right of payment to all Indebtedness that by its terms is subordinated to the Note Guarantee of such Guarantor; and

  •
  be secured by second priority Liens on substantially all of the assets of such Guarantor, subject to certain exceptions and Permitted Liens.

        However, pursuant to the terms of the Intercreditor Agreement, the Note Guarantees are effectively subordinated to the guarantees of borrowings under Credit Facilities, including the Revolving Credit Facility, to the extent of the assets securing such Credit Facilities. See "Risk Factors—Risks Relating to the Notes—The Liens on the collateral securing the exchange notes will be junior and subordinate to the liens on the collateral securing our obligations under our revolving credit facility or any other permitted first lien indebtedness. If there is a default, the value of the collateral may not be sufficient to repay both the lenders under our revolving credit facility and holders of other permitted first lien indebtedness and the holders of the exchange notes." and "—Collateral—Intercreditor Agreement."

Restricted and Unrestricted Subsidiaries

        As of September 30, 2010, all of our Subsidiaries are "Restricted Subsidiaries." However, under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture and will not guarantee the notes.

Principal, Maturity and Interest

        We initially issued $210.0 million in aggregate principal amount of private notes. Oncure may issue additional notes under the Indenture from time to time. Any issuance of additional notes is subject to all of the covenants in the Indenture, including the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Oncure will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

        The notes will mature on May 15, 2017.

        Interest on the notes will accrue at the rate of 11 3/4% per annum and will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2010. Interest on overdue principal and interest will accrue at a rate that is 2.0% higher than the then applicable interest rate on the notes. Oncure will make each interest payment to the holders of record on the immediately preceding May 1 and November 1.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a holder of notes has given wire transfer instructions to Oncure or the paying agent, the paying agent will deliver payments of all principal of, and interest and premium on, that holder's notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar unless the paying agent elects to make interest payments by check mailed to the holders of notes at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The Trustee will initially act as paying agent and registrar. Oncure may change the paying agent or registrar without prior notice to the holders of the notes, and Oncure or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the provisions of the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Oncure and the registrar will not be required to transfer or exchange any note selected for redemption. Also, Oncure and the registrar will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

        The notes are guaranteed jointly and severally on a senior secured basis by each of Oncure's current and future Domestic Subsidiaries (other than Immaterial Subsidiaries).

        The Note Guarantees will be effectively subordinated to all current and future obligations of the Guarantors under any Credit Facilities, including any borrowings under our Revolving Credit Facility, to the extent of the value of the assets securing such obligations. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Risks Relating to the Notes—Under certain circumstances a court could cancel the notes or the related guarantees and the security interests that secure the notes and any guarantees under fraudulent conveyance laws."

        A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than Oncure or another Guarantor, unless:

          (1)   immediately after giving effect to that transaction, no Default or Event of Default exists; and

          (2)   either:

            (a)   the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the Indenture and its Note Guarantee pursuant to a supplemental indenture satisfactory to the Trustee; or

            (b)   the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture or as otherwise required by the Intercreditor Agreement.

        The Note Guarantee of a Guarantor will be released:

          (1)   in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Oncure or a Restricted Subsidiary of Oncure, if the sale or other disposition does not violate the "Asset Sale" provisions of the Indenture;

          (2)   in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Oncure or a Restricted Subsidiary of Oncure, if the sale or other disposition does not violate the "Asset Sale" provisions of the Indenture;

          (3)   if Oncure designates that Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

          (4)   upon legal defeasance or satisfaction and discharge of the Indenture as provided below under the captions "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge;" and

          (5)   as provided by the Intercreditor Agreement, as described below under the caption "—Collateral—Intercreditor Agreement."

Collateral

        The notes and the Note Guarantees are secured by second priority liens on substantially all of the assets owned by Oncure and the Guarantors, except as described below.

        The Collateral will not include the following:

          (1)   the Voting Stock of any Foreign Subsidiary in excess of 66% of the outstanding Voting Stock of such Foreign Subsidiary;

          (2)   any permit or license or any contractual obligation entered into by Oncure or any Guarantor (a) that prohibits or requires the consent of any Person other than Oncure or any of its Affiliates as a condition to the creation by Oncure or such Guarantor of a Lien on any right, title or interest in such permit, license or contractual agreement or any Capital Stock or equivalent related thereto or (b) to the extent that any requirement of law applicable thereto prohibits the creation of a Lien thereon, but only with respect to the prohibition in (a) and (b) to the extent, and for as long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the Uniform Commercial Code or any other requirement of law;

          (3)   fixed or capital assets owned by Oncure or any Guarantor that is subject to a purchase money Lien or a capital lease if the contractual obligation pursuant to which such Lien is granted (or in the document providing for such capital lease) prohibits or requires the consent of any Person other than Oncure or any of its Affiliates as a condition to the creation of any other Lien on such equipment;

          (4)   any "intent to use" trademark applications for which a statement of use has not been filed (but only until such statement is filed); and

          (5)   any leasehold interests of Oncure or any Guarantor in real estate.

(such excluded assets collectively referred in the offering circular as the "Excluded Collateral"); provided, however, "Excluded Collateral" shall not include any proceeds, products, substitutions or replacements of Excluded Collateral (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Collateral).

Intercreditor Agreement

        The Trustee, the First Lien Collateral Agent, on behalf of the First Lien Secured Parties (including the lenders under our Credit Agreement), and the Collateral Agent, on behalf of the Second Lien Secured Parties (including the holders of the notes), entered into an intercreditor agreement on May 13, 2010, which was acknowledged and agreed to by Oncure and the Guarantors, referred to as the Intercreditor Agreement, and which defines the rights of such parties with respect to the Collateral.

        First Lien Obligations; Notes Effectively Subordinated to First Lien Obligations.    The Intercreditor Agreement provides that all Indebtedness under Credit Facilities permitted pursuant to the definition of Permitted Debt under the second paragraph of the covenant described under the caption "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," including all borrowings under our Revolving Credit Facility and all other Obligations related to and owing under the documents relating to such Indebtedness (collectively, "First Lien Obligations") are secured by First Priority Liens (as defined below) on the Collateral, which Liens are contractually senior to the Liens thereon that secure the notes and the Note Guarantees. Pursuant to the Intercreditor Agreement, the maximum aggregate principal amount of First Lien Obligations shall not exceed, as of any date of determination, an amount equal to (a) the amount of Indebtedness permitted to be incurred pursuant to clause (1) of the definition of "Permitted Debt," plus (b) $5.0 million, plus (c) solely as a component of a DIP Financing, $10.0 million, plus (d) interest, fees, costs, expenses, indemnities and other amounts payable pursuant to the terms of the documents evidencing the Credit Facilities, whether or not the same are added to the principal amount of the First Lien Obligations and including the same as would accrue and become due but for the commencement of an insolvency or liquidation proceeding, whether or not such amounts are allowed or allowable in whole or in part in any such insolvency or liquidation proceeding (the sum of (a) through (d), the "Maximum First Lien Amount"). The Intercreditor Agreement requires the consent of the First Lien Collateral Agent in order for the maximum aggregate principal amount of the notes and the Note Guarantees (collectively, the "Second Lien Obligations") to exceed, as of any date of determination, an amount equal to (a) $210.0 million minus (b) the sum of all principal payments on the notes constituting Second Lien Obligations (including voluntary and mandatory prepayments) after the date of the Intercreditor Agreement, plus (c) interest, fees, costs, expenses, indemnities and other amounts payable pursuant to the terms of the notes and Note Guarantees, whether or not the same are added to the principal amount of the Second Lien Obligations and including the same as would accrue and become due but for the commencement of an insolvency or liquidation proceeding, whether or not such amounts are allowed or allowable in whole or in part in any such insolvency or liquidation proceeding (the sum of (a) through (c), the "Maximum Second Lien Amount"). As a result, the Second Lien Obligations are effectively subordinated to the First Lien Obligations to the extent of the value of the Collateral.

        Relative Priorities.    The Intercreditor Agreement provides that, notwithstanding the date, manner or order of grant, attachment or perfection of any Lien securing the notes or the Note Guarantees (a "Second Priority Lien") or any Lien or Collateral securing the First Lien Obligations (a "First Priority Lien"), and notwithstanding any provision of the Uniform Commercial Code of any applicable jurisdiction or any other applicable law or the provisions of any Debt Document or any other circumstance whatsoever, each Agent, for itself and on behalf of the Secured Parties on whose behalf it acts in such capacity therefore, agrees that, so long as the First Lien Obligations have not been discharged as set forth in the Intercreditor Agreement (such discharge, the "Discharge of First Lien Obligations"), (a) any First Priority Liens then or thereafter held by or for the benefit of any First Lien Secured Party will be senior in right, priority, operation, effect and all other respects to any and all Second Priority Liens and (b) any Second Priority Liens then or thereafter held by or for the benefit of any Second Lien Secured Party will be junior and subordinate in right, priority, perfection, operation, effect and all other respects to any and all First Priority Liens, and the First Priority Liens will be and remain senior in right, priority, perfection, operation, effect and all other respects to any Second Priority Liens for all purposes.

        Prohibition on Contesting Liens; Additional Collateral.    The Intercreditor Agreement provides that (a) each Agent, for itself and on behalf of the Secured Parties on whose behalf it acts in such capacity therefore, agrees that it will not contest, and will waive any right to contest or support any other Person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the priority, validity or enforceability of any Second Priority Lien or any First Priority Lien, as the case may be; provided that nothing in the Intercreditor Agreement will be construed to prevent or impair the rights of either Agent or any other Secured Party to enforce the Intercreditor Agreement to the extent provided thereby and (b) if Oncure or a Guarantor creates any additional Liens upon any assets to secure (i) any First Lien Obligations, it must substantially concurrently grant a subordinate Lien upon such assets as security for the notes or the Note Guarantee of such Guarantor, as the case may be, and (ii) the notes or any Note Guarantee, it must substantially concurrently grant a senior Lien upon such assets as security for the First Lien Obligations.

        Exercise of Rights and Remedies; Standstill.    The Intercreditor Agreement provides that the First Lien Collateral Agent and the other holders of First Lien Obligations, at all times prior to the payment in full in cash of the First Lien Obligations, have the exclusive right to enforce rights and exercise remedies (including any right of setoff) with respect to the Collateral (including making determinations regarding the release, disposition or restrictions with respect to the Collateral), or to commence or seek to commence any action or proceeding with respect to such rights or remedies (including any foreclosure action or proceeding or any insolvency or liquidation proceeding), in each case, without any consultation with or the consent of the Collateral Agent or any other Second Lien Secured Party, and no Second Lien Secured Party has any such right; provided, however, that (i) the Second Lien Secured Parties are entitled to take certain actions to preserve and protect their claims and interests with respect to the notes and to create, prove, preserve and protect the validity, enforceability, perfection and priority of the Collateral, and to take actions that unsecured creditors are entitled to take (which in any event cannot be in contravention to the limitations imposed on the Second Lien Secured Parties in any such Intercreditor Agreement), in each case, to the extent set forth in the Intercreditor Agreement and (ii) after a period of 135 days has elapsed since the date on which the Collateral Agent has delivered to the First Lien Collateral Agent written notice of the acceleration by the Second Lien Secured Parties of the maturity of the notes, referred to as the Standstill Period, the Second Lien Secured Parties may upon five business days notice to First Lien Collateral Agent (which notice may be given during the Standstill Period) enforce or exercise any rights or remedies permitted by the Intercreditor Agreement with respect to any Collateral; provided, further, however, that notwithstanding the expiration of the Standstill Period or anything in any such Intercreditor Agreement to the contrary, in no event may the Collateral Agent or any other Second Lien Secured Party enforce or exercise or continue to enforce or exercise any rights or remedies with respect to any Collateral or take any other enforcement action if the Trustee has actual knowledge the First Lien Collateral Agent or any other First Lien Secured Party has commenced, and is or is stayed from pursuing, the enforcement or exercise of, or actions to facilitate the enforcement or exercise of, any rights or remedies with respect to all or a material portion of the Collateral.

        Automatic Release of Second Priority Liens.    The Intercreditor Agreement provides that if, in connection with (i) any disposition of any Collateral permitted under the terms of the First Lien Debt Documents, or (ii) the enforcement or exercise of, or actions to facilitate the enforcement or exercise of, any rights or remedies with respect to the Collateral, including any disposition of Collateral, or (iii) during an insolvency proceeding, in connection with the entry of an order by the bankruptcy court authorizing such disposition, the First Lien Collateral Agent, for itself and on behalf of the other First Lien Secured Parties, (x) releases any of the First Priority Liens, or (y) releases any Guarantor from its obligations under its guarantee of the First Lien Obligations (in each case, a "Release"), other than any such Release granted following the Discharge of First Lien Obligations and termination of commitments under the First Lien Debt Documents, then the Second Priority Liens on such Collateral, and the obligations of such Guarantor under its Note Guarantee, will be automatically, unconditionally and simultaneously released, and the Collateral Agent will, for itself and on behalf of the other Second Lien Secured Parties, promptly execute and deliver to the First Lien Collateral Agent, Oncure or such Guarantor, as the case may be, such termination statements, releases and other documents as the First Lien Collateral Agent, Oncure or such Guarantor, as the case may be, may reasonably request to effectively confirm such Release and as may be otherwise reasonably required to consummate such Release and any related transactions.

        Waterfall.    The Intercreditor Agreement provides that any Collateral or proceeds thereof received by any Secured Party in connection with any disposition of, or collection on, such Collateral upon the enforcement or exercise of any right or remedy (including any right of setoff) will be applied as follows:

  •
  first, to the payment in full in cash of the First Lien Obligations up to the Maximum First Lien Amount;

  •
  second, after the Discharge of the First Lien Obligations has occurred (or, if the First Lien Obligations exceeded the Maximum First Lien Amount, after payment in full in cash of the First Lien Obligations up to the Maximum First Lien Amount), to the payment in full of the Second Lien Obligations up to the Maximum Second Lien Amount;

  •
  third, after the payment in full in cash of the Second Lien Obligations up to the Maximum Second Lien Amount, to the payment in full in cash of any other outstanding First Lien Obligations;

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  fourth, after the Discharge of First Lien Obligations has occurred, to the payment in full in cash of any other outstanding Second Lien Obligations; and

  •
  fifth, after the Discharge of First Lien Obligations has occurred and the notes and Note Guarantees have been paid in full in cash, any surplus Collateral or proceeds then remaining will be returned to Oncure, the applicable Guarantor or to whomsoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

        Payment Over.    The Intercreditor Agreement provides that so long as the Discharge of First Lien Obligations has not occurred, any Collateral or any proceeds thereof received by the Collateral Agent or any other Second Lien Secured Party in connection with any disposition of, or collection on, such Collateral upon the enforcement or the exercise of any right or remedy (including any right of setoff) with respect to the Collateral by the Collateral Agent, or in connection with any insurance policy claim or any condemnation award (or deed in lieu of condemnation) with respect to the Collateral, or otherwise, will be segregated and held in trust and forthwith transferred or paid over to the First Lien Collateral Agent for the benefit of the First Lien Secured Parties in the same form as received, together with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct.

        Insolvency and Liquidation Proceedings.    The Intercreditor Agreement provides that:

          (a)   until the Discharge of First Lien Obligations has occurred, the Collateral Agent, for itself and on behalf of the other Second Lien Secured Parties, agrees that, in the event of any insolvency or liquidation proceeding, the Second Lien Secured Parties:

              (i)  will not oppose or object to the use of any Collateral constituting cash collateral under Section 363 of the United States Bankruptcy Code or any other provision of any other bankruptcy law, unless the First Lien Secured Parties, or a representative authorized by the First Lien Secured Parties, shall oppose or object to such use of cash collateral;

             (ii)  will not oppose or object to (or join with any third party in opposing or objecting to) any post-petition financing provided to Oncure or any Guarantors, whether provided by the First Lien Secured Parties or any other Person, under Section 364 of the Bankruptcy Code, or any comparable provision of any other bankruptcy law (a "DIP Financing"), or the Liens securing any DIP Financing ("DIP Financing Liens"), unless (a) the First Lien Secured Parties, or a representative authorized by the First Lien Secured Parties (including, without limitation, the First Lien Collateral Agent), shall then oppose or object to such DIP Financing or such DIP Financing Liens, or (b) such DIP Financing Liens are not senior to, or do not rank pari passu with, the First Priority Liens and, to the extent that such DIP Financing Liens are senior to, or rank pari passu with, the First Priority Liens, the Collateral Agent will, for itself and on behalf of the other Second Lien Secured Parties, subordinate the Second Priority Liens to the First Priority Liens and the DIP Financing Liens on substantially similar terms as are set forth in the Intercreditor Agreement;

            (iii)  except to the extent permitted by paragraph (b) or (d) below, in connection with the use of cash collateral as described in clause (i) above or a DIP Financing or otherwise, will not request adequate protection or any other relief in connection with such use of cash collateral, DIP Financing or DIP Financing Liens; and

            (iv)  will not oppose or object to any disposition of any Collateral free and clear of the Second Priority Liens or other claims under Section 363 of the Bankruptcy Code or any other provision of any other bankruptcy law, if the First Priority Secured Parties, or a representative authorized by the First Lien Secured Parties, shall consent to or otherwise approve such disposition;

          (b)   The Collateral Agent, for itself and on behalf of the other Second Lien Secured Parties, agrees that no Second Lien Secured Party may contest, or support any other Person in contesting, (i) any request by the First Lien Collateral Agent or any other First Lien Secured Party for adequate protection in respect of any First Lien Obligations or (ii) any objection, based on a claim of a lack of adequate protection in respect of any First Lien Obligation, by the First Lien Collateral Agent or any other First Lien Secured Party to any motion, relief, action or proceeding. Notwithstanding the immediately preceding sentence, if, in connection with any insolvency or liquidation proceeding, (A) any First Lien Secured Party seeks or requests adequate protection in the form of a Lien or Liens on additional collateral, the Collateral Agent may, for itself and on behalf of the other Second Lien Secured Parties, seek or request adequate protection in the form of a Lien or Liens on such additional collateral, which Lien or Liens will be subordinated to the First Priority Liens and DIP Financing Liens on the same basis as the other Second Priority Liens are subordinated to the First Priority Liens under any such Intercreditor Agreement or (B) any Second Lien Secured Party is granted adequate protection in the form of a Lien or Liens on additional collateral, the First Lien Collateral Agent will, for itself and on behalf of the other First Lien Secured Parties, be granted adequate protection in the form of a Lien or Liens on such additional collateral that is senior to such Second Priority Liens as security for the First Lien Obligations.

          (c)   Notwithstanding the foregoing, (i) any DIP Financing provided by the First Lien Secured Parties, together with the aggregate amount of the pre-petition First Lien Obligations, shall not exceed the Maximum First Lien Amount, and (ii) the Second Lien Secured Parties may object to a DIP Financing provided by any person other than a First Lien Secured Party to the extent that the amount of such DIP Financing, together with the aggregate amount of the pre-petition First Lien Obligations, exceeds the Maximum First Lien Amount.

          (d)   The First Lien Secured Parties will not raise any objection to (i) a request by the Second Lien Secured Parties for adequate protection payments in the form of the Second Lien Secured

  Parties retaining a Lien or Liens on the Collateral (including proceeds thereof arising after the commencement of such proceeding) with the same priority in relation to the First Lien Secured Parties as existed prior to the commencement of the insolvency or liquidation proceedings as contemplated by clause (b) above, (ii) the Second Lien Secured Parties' receiving a replacement Lien or Liens on post-petition assets with the same priority relative to the First Priority Liens as existed immediately prior to the commencement of the insolvency or liquidation proceeding, and (iii) a superpriority claim junior in all respects to the superpriority claims granted to the First Lien Secured Parties; provided that, (A) all such Liens, if granted, will be subordinate to all Liens securing the First Lien Obligations (including, without limitation, the First Lien adequate protection liens and any "carve-out" agreed to by the First Lien Collateral Agent) and any Liens securing DIP Financing) on the same basis as the other Liens securing the Second Lien Obligations are so subordinated under the Intercreditor Agreement and (B) all such superpriority claims, if granted, are junior in all respects to the superpriority claims granted to the First Lien Secured Parties on account of any of the First Lien Obligations or granted with respect to the DIP Financing or use of cash collateral and the Second Lien Secured Parties shall have irrevocably agreed that any such junior superpriority claims may be paid under any plan of reorganization in any combination of cash, debt, equity or other property having a value on the effective date of such plan equal to the allowed amount of such junior superpriority claims. The Collateral Agent and any other Second Lien Secured Party will agree in the Intercreditor Agreement to limit their rights to seek any allowance payment in any insolvency or liquidation proceeding of Second Lien Obligations consisting of adequate protection payments and, in any event, to turn over to the holders of the First Lien Obligations any post-petition interest or other payments that the holders of the notes receive if the First Lien Obligations are not fully paid at the conclusion of the bankruptcy.

        Relief from the Automatic Stay.    Prior to the expiration of the Standstill Period, the Collateral Agent, for itself and on behalf of the other Second Lien Secured Parties, agrees that, so long as the Discharge of First Lien Obligations has not occurred, no Second Lien Secured Party may, without the prior written consent of the First Lien Collateral Agent, seek or request relief from or modification of the automatic stay or any other stay in any insolvency or liquidation proceeding in respect of any part of the Collateral, any proceeds thereof or any Second Priority Lien.

        Post-Petition Interest.    Neither the Collateral Agent nor any other Second Lien Secured Party may oppose or seek to challenge any claim by the First Lien Collateral Agent or any other First Lien Secured Party for allowance or payment in any insolvency or liquidation proceeding of First Lien Obligations consisting of post-petition interest (including interest at the default rate), fees or expenses. The Collateral Agent and any other Second Lien Secured Party agree in the Intercreditor Agreement to limit their rights to seek any allowance or payment in any insolvency or liquidation proceeding of Second Lien Obligations consisting of post-petition interest (including interest at the default rate), fees, expenses or other payment and, in any event, to turn over to the holders of the First Lien Obligations any post-petition interest or other payments that the holders of the notes receive if the First Lien Obligations are not fully paid at the conclusion of the bankruptcy.

        Certain Waivers by the Second Lien Secured Parties.    The Collateral Agent, for itself and on behalf of the other Second Lien Secured Parties, waives any claim any Second Lien Secured Party may have against any First Lien Secured Party arising out of the election by any First Lien Secured Party of the application of Section 1111(b)(2) of the Bankruptcy Code, or any comparable provision of any other bankruptcy law.

        Certain Voting Matters.    Each of the First Lien Collateral Agent, on behalf of the First Lien Secured Parties, and the Collateral Agent, on behalf of the Second Lien Secured Parties, agrees that, without the written consent of the other, it will not seek to vote with the other as a single class in connection with any plan of reorganization in any insolvency or liquidation proceeding. The Second Lien Secured Parties may vote on any plan of reorganization (including, without limitation, the right to vote to accept or reject any plan of partial or complete liquidation, reorganization, arrangement, composition or extension) to the extent not inconsistent with the terms of the Intercreditor Agreement.

        Postponement of Subrogation.    The Intercreditor Agreement provides that the Collateral Agent agrees that no payment or distribution to any First Lien Secured Party pursuant to the provisions of the Intercreditor Agreement will entitle any Second Lien Secured Party to exercise any rights of subrogation in respect thereof until the Discharge of the First Lien Obligations shall have occurred.

        Purchase Option.    The Intercreditor Agreement provides that, following the occurrence of a Purchase Option Event, the Second Lien Secured Parties shall have the option to require the First Lien Secured Parties to transfer and assign the First Lien Obligations to the Second Lien Secured Parties at par, subject to adjustments and arrangements in respect of letters of credit and hedging and similar agreements and for checks or other payments provisionally credited to the First Lien Obligations.

Collateral Documents

        Oncure, the Guarantors and the Collateral Agent have entered into collateral agreements and other documents granting, in favor of the Collateral Agent for the benefit of the holders of the notes, Second Priority Liens on the Collateral securing the notes and Note Guarantees, subject to certain exceptions and subject to Permitted Liens. Oncure and the Guarantors are entitled to releases of assets included in the Collateral from the Liens securing the notes and the Note Guarantees under the following circumstances:

          (1)   if any Subsidiary that is a Guarantor is released from its Note Guarantee pursuant to the terms of the Indenture, that Subsidiary's assets will also be released from the Liens securing the notes;

          (2)   as described under "—Amendment, Supplement or Waiver" below;

          (3)   if required in accordance with the terms of the Intercreditor Agreement, as described under "—Intercreditor Agreement" above;

          (4)   if Oncure exercises its legal defeasance option or covenant defeasance option as described below under "—Legal Defeasance and Covenant Defeasance;" and

          (5)   upon satisfaction and discharge of the Indenture or payment in full of the principal of, and premium and accrued and unpaid interest on, the notes and all other Obligations that are then due and payable as provided below under the caption "—Satisfaction and Discharge."

Certain Bankruptcy and Other Limitations

        The ability of the Collateral Agent and the holders to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See "Risk Factors—Risks Relating to the Notes—Rights of holders of the notes in the collateral may be adversely affected by bankruptcy proceedings." The ability of the Collateral Agent and the holders to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior Liens and practical problems associated with the realization of the Collateral Agent's Lien on the Collateral.

        Additionally, the Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property (if any) because a secured creditor that holds a Lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the Collateral Agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders.

        Oncure is permitted to form new Restricted Subsidiaries and to transfer all or a portion of the Collateral to one or more of their Restricted Subsidiaries that are Domestic Subsidiaries; provided that each such new Domestic Subsidiary will be required to execute a Note Guarantee in respect of Oncure's obligations under the notes and the Indenture and a supplement to the applicable Collateral Agreement granting to the Collateral Agent a Lien on the assets of such Domestic Subsidiary on the same basis and subject to the same limitations as described in this section.

        So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions in the Indenture and the Collateral Agreements (including, without limitation, the Intercreditor agreement), Oncure and each of the Guarantors will be entitled to receive all cash dividends, interest and other payments made upon or with respect to the Equity Interests of their Subsidiaries and to exercise any voting rights, consensual rights and other rights pertaining to such Collateral pledged by it. Upon the occurrence and during the continuance of an Event of Default, subject to the terms of the Intercreditor Agreement, upon notice and demand from the Collateral Agent, (a) all rights of Oncure or such Guarantor, as the case may be, to exercise such voting rights, consensual rights, or other rights shall cease and all such rights shall become vested in the Collateral Agent, which, to the extent permitted by law shall have the sole right to exercise such voting rights, consensual rights or other rights, (b) all rights of Oncure or such Guarantor, as the case may be, to receive cash dividends, interest and other payments made upon or with respect to the Collateral shall cease, and such cash dividends, interest and other payments shall be paid to the Collateral Agent, and (c) the Collateral Agent may sell the Collateral or any part thereof in accordance with, and subject to the terms of, the Collateral Agreements. Subject to the Intercreditor Agreement, all funds distributed under the Collateral Agreements and received by the Collateral Agent for the ratable benefit of the holders shall be distributed by the Collateral Agent to the Trustee for application in accordance with the provisions of the Indenture.

        There can be no assurance that the proceeds from the sale of the Collateral remaining after the satisfaction of all Obligations owed pursuant to claims under any Credit Facility or after the satisfaction of all other Obligations secured by any Collateral would be sufficient to satisfy the obligations owed to the holders of the notes.

        To the extent third parties hold Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value and any sale of such Collateral separately from the assets of Oncure as a whole may not be feasible. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time, if salable. See "Risk Factors—Risks Relating to the Notes—The notes will be secured only to the extent of the value of the assets having been granted as security for the notes, which may not be sufficient to satisfy our obligations under the notes".

Optional Redemption

        At any time prior to May 15, 2013, Oncure may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the Indenture, upon not less than 30 nor more than 60 days' notice, at a redemption price of 111.750% of principal amount, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) of Oncure or a contribution to Oncure's common equity capital; provided that:

          (1)   at least 65% of the aggregate principal amount of notes originally issued under the Indenture (excluding notes held by Oncure and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

          (2)   the redemption occurs within 90 days of the date of the closing of such sale or contribution.

        Except pursuant to the preceding paragraph, the notes will not be redeemable at Oncure's option prior to May 15, 2014.

        On or after May 15, 2014, Oncure may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2014	105.875%
2015	102.938%
2016 and thereafter	100.000%

        Unless Oncure defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

        Oncure is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

        If a Change of Control occurs, each holder of notes will have the right to require Oncure to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, Oncure will offer to purchase notes for cash at a price equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest on the notes repurchased to the date of purchase, referred to as the Change of Control Payment, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, Oncure will mail a notice to the Trustee and each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date (as defined below) specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, referred to as the Change of Control Payment Date, pursuant to the procedures required by the Indenture and described in such notice. Oncure will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Oncure will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

        On the Change of Control Payment Date, Oncure will, to the extent lawful:

          (1)   accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

          (2)   deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

          (3)   deliver or cause to be delivered to the Trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by Oncure.

        The paying agent will promptly deliver to each holder of notes properly tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a exchange note equal in principal amount to any unpurchased portion of the notes surrendered, if any. Oncure will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require Oncure to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that Oncure repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. As a result, Oncure could enter into certain transactions, including acquisitions, refinancings, or other recapitalizations, that could affect Oncure's capital structure or the value of the notes, but that would not constitute a Change of Control.

        Oncure will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Oncure and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption "—Optional Redemption," unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Oncure and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Oncure to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Oncure and its Subsidiaries taken as a whole to another Person or group may be uncertain.

        The agreements governing Oncure's other Indebtedness, including the Revolving Credit Facility, contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control. The exercise by the holders of notes of their right to require Oncure to repurchase the notes upon a Change of Control could cause a default under these other agreements, even if the Change of Control itself does not, due to the financial effect of such repurchases on Oncure. In the event a Change of Control occurs at a time when Oncure is prohibited from purchasing notes, Oncure could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Oncure does not obtain a consent or repay those borrowings, Oncure will remain prohibited from purchasing notes. In that case, Oncure's failure to purchase tendered notes would constitute an Event of Default under the Indenture which could, in turn, constitute a default under the other indebtedness. Finally, Oncure's ability to pay cash to the holders of notes upon a repurchase may be limited by Oncure's then existing financial resources. See "Risk Factors—Risks Relating to the Notes—We may not be able to satisfy our obligations to holders of the notes upon a change of control or sale of assets."

Asset Sales

        Oncure will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   Oncure (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

          (2)   at least 75% of the consideration received in the Asset Sale by Oncure or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

            (a)   any liabilities, as shown on Oncure's most recent consolidated balance sheet, of Oncure or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases or indemnifies Oncure or such Restricted Subsidiary from or against further liability;

            (b)   any securities, notes or other obligations received by Oncure or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Oncure or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

            (c)   any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Oncure (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

          (1)   to repay Indebtedness and other Obligations under a Credit Facility, and if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

          (2)   to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Oncure;

          (3)   to make a capital expenditure; or

          (4)   to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

        In the case of clauses (2), (3) and (4) of the preceding paragraph, Oncure (or the applicable Restricted Subsidiary, as the case may be) will be deemed to have complied with its obligations under the preceding paragraphs if it enters into a binding commitment to acquire such assets or Capital Stock or make such capital expenditure prior to 365 days after the receipt of the applicable Net Proceeds; provided that such binding commitment will be subject only to customary conditions and such acquisition or expenditure is completed within 180 days following the expiration of the aforementioned 365-day period. If the acquisition or expenditure contemplated by such binding commitment is not consummated on or before such 180th day, and Oncure (or the applicable Restricted Subsidiary, as the case may be) has not applied the applicable Net Proceeds for another purpose permitted by the preceding paragraph on or before such 180th day, such commitment shall be deemed not to have been a permitted application of Net Proceeds.

        Pending the final application of any Net Proceeds, Oncure (or the applicable Restricted Subsidiary) may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, Oncure will, within five days thereof, make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and any other Indebtedness that is secured on a pari passu basis with the notes (including all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, prepayment or redemption and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Oncure may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and other pari passu secured Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the notes and Oncure will select such other pari passu secured Indebtedness to be purchased on a pro rata basis, or in the case of the notes, by lot or by such other method as the Trustee shall deem fair and appropriate so as the notes are maintained by a minimum denomination of $2,000 or a multiple of $1,000 in excess thereof. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        Oncure will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, Oncure will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

        The agreements governing Oncure's other Indebtedness, including the Revolving Credit Facility, contain, and future agreements may contain, prohibitions of certain events, including events that would constitute an Asset Sale. The exercise by the holders of notes of their right to require Oncure to repurchase the notes upon an Asset Sale could cause a default under these other agreements, even if the Asset Sale itself does not, due to the financial effect of such repurchases on Oncure. In the event an Asset Sale occurs at a time when Oncure is prohibited from purchasing notes, Oncure could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Oncure does not obtain a consent or repay those borrowings, Oncure will remain prohibited from purchasing notes. In that case, Oncure's failure to purchase tendered notes would constitute an Event of Default under the Indenture which could, in turn, constitute a default under the other indebtedness. Finally, Oncure's ability to pay cash to the holders of notes upon a repurchase may be limited by Oncure's then existing financial resources. See "Risk Factors—Risks Relating to the Notes—We may not be able to satisfy our obligations to holders of the notes upon a change of control or sale of assets."

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption on a pro rata basis by lot or by such other method as the Trustee shall deem fair and appropriate unless otherwise required by law or applicable stock exchange requirements.

        No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. Any notice of redemption may be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. An exchange note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption so long as Oncure does not default in making the payment on the applicable redemption date.

Certain Covenants

Restricted Payments

        Oncure will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any other payment or distribution on account of Oncure's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Oncure) or to the direct or indirect holders of Oncure's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Oncure);

          (2)   purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Oncure) any Equity Interests of Oncure or any direct or indirect parent of Oncure;

          (3)   make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of Oncure or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among Oncure and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

          (4)   make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

          (1)   no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

          (2)   Oncure would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

          (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Oncure and its Restricted Subsidiaries since the date of the Indenture

  (excluding Restricted Payments permitted by clauses (2) through and (8) of the next succeeding paragraph), is less than the sum, without duplication, of:

            (a)   50% of the Consolidated Net Income of Oncure for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of Oncure's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

            (b)   100% of the aggregate net cash proceeds received by Oncure since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Oncure (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Oncure that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Oncure); plus

            (c)   to the extent that any Restricted Investment that was made after the date of the Indenture is (a) sold for cash or otherwise liquidated or repaid for cash, or (b) made in an entity that subsequently becomes a Restricted Subsidiary of Oncure the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

            (d)   to the extent that any Unrestricted Subsidiary of Oncure designated as such after the date of the Indenture is redesignated as a Restricted Subsidiary after the date of the Indenture, the lesser of (i) the Fair Market Value of Oncure's Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the Indenture; plus

            (e)   50% of any dividends received by Oncure or a Restricted Subsidiary of Oncure after the date of the Indenture from an Unrestricted Subsidiary of Oncure, to the extent that such dividends were not otherwise included in the Consolidated Net Income of Oncure for such period.

        The preceding provisions will not prohibit:

          (1)   the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice the dividend or redemption payment would have complied with the provisions of the Indenture;

          (2)   the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Oncure) of, Equity Interests of Oncure (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Oncure; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

          (3)   the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Oncure or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

          (4)   so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Oncure, any Restricted Subsidiary of Oncure or any direct or indirect parent of Oncure held by any current or former officer, director or employee of Oncure or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders' agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million in any twelve-month period;

          (5)   the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

          (6)   so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Oncure or any Restricted Subsidiary of Oncure issued after the date of the Indenture in accordance with the Leverage Ratio test described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;"

          (7)   payments of cash, dividends, distributions, advances or other Restricted Payments by Oncure or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants or (ii) the conversion or exchange of Capital Stock of any such Person;

          (8)   Permitted Payments to Parent; and

          (9)   so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount since the date of the Indenture not to exceed the greater of (i) $7.5 million and (ii) 2.0% of Oncure's Total Assets.

        The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Oncure or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Oncure whose resolution with respect thereto will be delivered to the Trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $5.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

        Oncure will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and Oncure will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Oncure may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if Oncure's Leverage Ratio immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been no greater than:

          (1)   5.5 to 1, if the additional Indebtedness is incurred or the Disqualified Stock or the preferred stock is issued prior to May 15, 2012;

          (2)   5.25 to 1, if the additional Indebtedness is incurred or the Disqualified Stock or the preferred stock is issued on or after May 15, 2012 but prior to May 15, 2013;

          (3)   5.0 to 1, if the additional Indebtedness is incurred or the Disqualified Stock or the preferred stock is issued on or after May 15, 2013 but prior to May 15, 2014;

          (4)   4.75 to 1, if the additional Indebtedness is incurred or the Disqualified Stock or the preferred stock is issued on or after May 15, 2014 but prior to May 15, 2015; and

          (5)   4.5 to 1, if the additional Indebtedness is incurred or the Disqualified Stock or the preferred stock is issued on or after May 15, 2015;

in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of the applicable four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (1)   the incurrence by Oncure and its Restricted Subsidiaries of Indebtedness and letters of credit under Credit Facilities in an amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Oncure and its Restricted Subsidiaries thereunder) not to exceed at any one time outstanding the greater of (a) $40.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by Oncure or any of its Restricted Subsidiaries since the date of the Indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales," and (b) an amount equal to 100% of Oncure's Consolidated Cash Flow for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is to be incurred, determined on a pro forma basis to give effect to the application of the net proceeds of such Indebtedness as if such transactions had occurred at the beginning of such four-quarter period and in a manner consistent with the second paragraph of the definition of "Leverage Ratio;"

          (2)   the incurrence by Oncure and its Restricted Subsidiaries of Existing Indebtedness;

          (3)   the incurrence by Oncure and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the Indenture;

          (4)   the incurrence by Oncure or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Oncure or any of its Restricted Subsidiaries, in an aggregate amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed at any time outstanding the greater of (i) $10.0 million and (ii) 3.5% of Oncure's Total Assets;

          (5)   the incurrence by Oncure or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge, any Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (13) or (14) of this paragraph;

          (6)   the incurrence by Oncure or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Oncure and any of its Restricted Subsidiaries; provided, however, that:

            (a)   if Oncure or any Guarantor is the obligor on such Indebtedness and the payee is not Oncure or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes and the Note Guarantees; and

            (b)   any (i) subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Oncure or a Restricted Subsidiary of Oncure, or (ii) sale or other transfer of any such Indebtedness to a Person that is not either Oncure or a Restricted Subsidiary of Oncure, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Oncure or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

          (7)   the issuance by any of Oncure's Restricted Subsidiaries to Oncure or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that any (a) subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Oncure or a Restricted Subsidiary of Oncure, or (b) sale or other transfer of any such preferred stock to a Person that is not either Oncure or a Restricted Subsidiary of Oncure, will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

          (8)   the incurrence by Oncure or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

          (9)   the guarantee by Oncure or any of the Guarantors of Indebtedness of Oncure or a Restricted Subsidiary of Oncure that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

          (10) the incurrence by Oncure or any of its Restricted Subsidiaries of Indebtedness in respect of workers' compensation claims, self-insurance obligations, financing of insurance premiums, bankers' acceptances, performance and surety bonds in the ordinary course of business;

          (11) the incurrence by Oncure or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

          (12) Indebtedness of Oncure or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments, earn-outs or similar obligations in connection with the acquisition or disposition of assets or a Subsidiary;

          (13) Indebtedness or Disqualified Capital Stock of Persons (other than Indebtedness or Disqualified Capital Stock incurred in anticipation of such acquisition or merger) that are acquired by Oncure or any Restricted Subsidiary or merged into Oncure or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition either (a) Oncure would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio provisions of this covenant or (b) the Leverage Ratio would be no greater than such Leverage Ratio immediately prior to such acquisition; and

          (14) the incurrence by Oncure or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed the sum of (a) $7.5 million and (b) 100.0% of the net cash proceeds received by Oncure since the date of the Indenture from the issue or sale of Equity Interests of Oncure or cash contributed to the capital of Oncure (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to Oncure or any of its Subsidiaries) to

  the extent that such net cash proceeds or cash have not been and are not applied to make a Restricted Payment or a Permitted Investment, or otherwise to increase the amount available to be applied to make a Restricted Payment or a Permitted Investment, pursuant to the covenant "—Restricted Payments."

        Oncure will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Oncure or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Oncure solely by virtue of being unsecured or by virtue of being secured on a junior Lien basis.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Oncure will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the Indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest or preferred stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this covenant. For purposes of determining compliance with any U.S. dollar denominated restriction on the incurrence of Indebtedness, the U.S. dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Oncure or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

        The amount of any Indebtedness outstanding as of any date will be:

          (1)   the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

          (2)   the principal amount of the Indebtedness, in the case of any other Indebtedness; and

          (3)   in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

            (a)   the Fair Market Value of such assets at the date of determination; and

            (b)   the amount of the Indebtedness of the other Person.

Liens

        Oncure will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

        Oncure will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1)   pay dividends or make any other distributions on its Capital Stock to Oncure or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Oncure or any of its Restricted Subsidiaries;

          (2)   make loans or advances to Oncure or any of its Restricted Subsidiaries; or

          (3)   sell, lease or transfer any of its properties or assets to Oncure or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1)   agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the Indenture (including without limitation the agreements governing or related to the Revolving Credit Facility) and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the Indenture;

          (2)   agreements governing other Indebtedness permitted to be incurred under the provisions of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock" and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions therein are not materially more restrictive, taken as a whole, than those contained in the Indenture, the notes and the Note Guarantees;

          (3)   the Indenture, the notes, the Note Guarantees and the Collateral Agreements;

          (4)   applicable law, rule, regulation or order;

          (5)   any instrument governing Indebtedness or Capital Stock of a Person acquired by Oncure or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

          (6)   customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

          (7)   purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

          (8)   any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

          (9)   Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive,

  taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

          (10) Liens permitted to be incurred under the provisions of the covenant described above under the caption "—Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

          (11) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into with the approval of Oncure's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

          (12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

        Oncure will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Oncure is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Oncure and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

          (1)   either: (a) Oncure is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Oncure) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

          (2)   the Person formed by or surviving any such consolidation or merger (if other than Oncure) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Oncure under the notes and the Indenture;

          (3)   immediately after such transaction, no Default or Event of Default exists; and

          (4)   Oncure or the Person formed by or surviving any such consolidation or merger (if other than Oncure), or to which such sale, assignment, transfer, conveyance or other disposition has been made, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (i) would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," or (ii) would have had a Leverage Ratio not to exceed Oncure's Leverage Ratio immediately prior to such transaction.

        In addition, Oncure will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

        This "Merger, Consolidation or Sale of Assets" covenant will not apply to:

          (1)   a merger of Oncure with an Affiliate solely for the purpose of reincorporating Oncure in another jurisdiction; or

          (2)   any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Oncure and its Restricted Subsidiaries.

Transactions with Affiliates

        Oncure will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Oncure (each, an "Affiliate Transaction") involving aggregate payments or consideration in excess of $500,000, unless:

          (1)   the Affiliate Transaction is on terms that are no less favorable to Oncure or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Oncure or such Restricted Subsidiary with an unrelated Person; and

          (2)   Oncure delivers to the Trustee:

            (a)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, (i) a resolution of the Board of Directors of Oncure set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Oncure or (ii) an opinion as to the fairness to Oncure or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; and

            (b)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to Oncure or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1)   any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by Oncure or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

          (2)   transactions between or among Oncure and/or its Restricted Subsidiaries;

          (3)   transactions with a Person (other than an Unrestricted Subsidiary of Oncure) that is an Affiliate of Oncure solely because Oncure owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

          (4)   payment of reasonable and customary fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of Oncure or any of its Restricted Subsidiaries;

          (5)   any issuance of Equity Interests (other than Disqualified Stock) of Oncure to Affiliates of Oncure;

          (6)   Permitted Investments and Restricted Payments that do not violate the provisions of the Indenture described above under the caption "—Restricted Payments;"

          (7)   payment of the amounts specified in, or determined pursuant to, the Management Agreement as in effect on the date of the Indenture;

          (8)   loans or advances to employees in the ordinary course of business not to exceed $1.0 million in the aggregate at any one time outstanding; and

          (9)   Permitted Payments to Parent.

Business Activities

        Oncure will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Oncure and its Restricted Subsidiaries, taken as a whole.

Additional Note Guarantees

        If Oncure or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the Indenture, then Oncure will (1) cause that newly acquired or created Domestic Subsidiary to execute a supplemental indenture pursuant to which it becomes a Guarantor and (2) deliver an opinion of counsel reasonably satisfactory to the Trustee, in each case within ten business days of the date on which the Domestic Subsidiary was acquired or created; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors of Oncure may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Oncure and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "—Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by Oncure. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Oncure may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

        Any designation of a Subsidiary of Oncure as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Oncure as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," Oncure will be in default of such covenant. The Board of Directors of Oncure may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Oncure; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Oncure of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

        Oncure will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Impairment of Security Interest

        Subject to the Intercreditor Agreement, neither Oncure nor any Restricted Subsidiary will take or omit to take any action which would adversely affect or impair in any material respect the Liens in favor of the Collateral Agent with respect to the Collateral, except as otherwise permitted or required by the Collateral Agreements or the Indenture. Neither Oncure nor any Restricted Subsidiary will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the Indenture and the Collateral Agreements (including the Intercreditor Agreement). Oncure shall, and shall cause each Guarantor to, at each of Oncure's and such Guarantor's sole cost and expense, execute and deliver all such agreements and instruments and take all further action as the Collateral Agent or the Trustee shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Collateral Agreements. Oncure shall, and shall cause each Guarantor to, at each of Oncure's and such Guarantor's sole cost and expense, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect the Liens created by the Collateral Agreements.

Information Regarding Collateral

        Oncure will furnish to the Collateral Agent, with respect to Oncure or any Guarantor, prompt written notice of any change in such Person's (i) corporate name, (ii) jurisdiction of organization or formation, (iii) identity or corporate structure or (iv) Federal Taxpayer Identification Number. Oncure agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the Uniform Commercial Code or otherwise that are required in order for the Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all of the Collateral. Oncure also agrees to promptly notify the Collateral Agent in writing if any material portion of the Collateral is damaged or destroyed.

        Each year, at the time of the delivery of the annual financial statements with respect to the preceding fiscal year, Oncure shall deliver to the Trustee a certificate of the financial officer setting forth the information required pursuant to the perfection certificate required by the Indenture or confirming that there has been no change in such information since the date of the previously delivered perfection certificate.

Landlord Waivers

        Oncure and any Domestic Subsidiary that is a lessee of, or becomes a lessee of, real property is, and will be, required to use commercially reasonable efforts to deliver to the Collateral Agent a landlord waiver executed by the lessor of such real property; provided that if such lease is in existence on the date of the Indenture, Oncure and each such Domestic Subsidiary that is the lessee thereunder shall have 90 days from the date of the Indenture to satisfy such requirement.

Further Assurances

        Oncure and the Guarantors shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Collateral Agent may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests created or intended to be created by the Collateral Agreements in the Collateral. In addition, from time to time, Oncure will reasonably promptly secure the obligations under the Indenture and the Collateral Agreements by pledging or creating, or causing to be pledged or created, perfected security interests with respect to the Collateral. Oncure shall deliver or cause to be delivered to the Collateral Agent all such instruments and documents (including legal opinions, title insurance policies and lien searches) as the Collateral Agent shall reasonably request to evidence compliance with this covenant.

Reports

        Whether or not required by the SEC, so long as any notes are outstanding, Oncure will furnish to the Trustee and Holders of notes, or file electronically with the SEC through the SEC's EDGAR System (or any successor system):

          (1)   within 90 days after the end of each fiscal year, substantially all annual financial information that would be required to be contained in a filing with the SEC on Form 10-K if Oncure were required to file this Form (but only to the extent similar information is included in this prospectus and the financial statements included herein), including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a report on the annual financial statements by Oncure's certified independent accountants;

          (2)   within 45 days after the end of each of the three fiscal quarters of each fiscal year, substantially all interim quarterly financial information that would be required to be contained in a filing with the SEC on Form 10-Q if Oncure were required to file this Form (but only to the extent similar information is included in this prospectus and the financial statements included herein), including a "Management's Discussion and Analysis of Financial Condition and Results of Operations;" and

          (3)   within five business days after the occurrence of each event that would have been required to be reported in a Current Report on Form 8-K if Oncure were required to file this Form, current reports containing substantially all of the information that would be required to be filed in a Current Report on Form 8-K pursuant to Sections 1, 2 and 4 and Items 5.01 and 5.02 (other than compensation information) of Form 8-K if Oncure had been a reporting company under the Exchange Act; provided, however, that no such current report will be required to be furnished if Oncure determines in its good faith judgment that such event is not material to Holders of the notes or the business, assets, operations or financial positions of Oncure and its Restricted Subsidiaries, taken as a whole.

        If Oncure has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Oncure and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Oncure.

        Notwithstanding the foregoing, in no event (a) will Oncure be required to comply with Section 302 or Section 404 of the Sarbanes-Oxley Act of 2002, related Items 307 and 308 of Regulation S-K promulgated by the SEC, or Items 301 or 302 of Regulation S-K or Item 10(e) of Regulation S-K (with respect to any non-GAAP financial measures contained therein), in each case, as in effect on the date of the Indenture, or (b) will any reports be required to contain the separate financial information for Guarantors, Subsidiaries whose securities are pledged to secure the notes or acquired businesses as contemplated by Rule 3-05, Rule 3-09, Rule 3-10, or Rule 3-16 of Regulation S-X promulgated by the SEC; provided, however, Oncure shall be required to comply with Rule 3-05 of Regulation S-X for a "Specified Acquisition."

        In addition, Oncure will (a) post the reports on its website within the time periods specified in the rules and regulations applicable to such reports and (b) arrange and participate in quarterly conference calls to discuss its results of operations with noteholders, prospective purchasers of the notes and securities analysts no later than ten business days following the date on which each of the quarterly and annual reports are made available as provided above. Oncure will provide to the Trustee and holders of the notes dial-in conference call information substantially concurrently with the posting of such reports on its website. Access to any such reports on Oncure's website and to such quarterly conference calls may be password protected, provided that Oncure makes reasonable efforts to notify the Trustee and holders of the notes of, and, upon request, provides to securities analysts and prospective investors, the password and other information required to access such reports on its website and such quarterly conference calls.

        Oncure and the Guarantors also agree that, for so long as any notes remain outstanding, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        Each of the following is an "Event of Default:"

          (1)   default for 30 days in the payment when due of interest on the notes;

          (2)   default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium on, the notes;

          (3)   failure by Oncure or any of its Restricted Subsidiaries to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," "—Certain Covenants—Restricted Payments," "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or "—Certain Covenants—Merger, Consolidation or Sale of Assets;"

          (4)   failure by Oncure or any of its Restricted Subsidiaries for 60 days after notice to Oncure by the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the Indenture;

          (5)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Oncure or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Oncure or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

            (a)   is caused by a failure to pay principal of, or interest or premium on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

            (b)   results in the acceleration of such Indebtedness prior to its express maturity,

  and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

          (6)   failure by Oncure or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million, which judgments remain unpaid or are not discharged or stayed for a period of 60 days;

          (7)   except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee;

          (8)   any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or ceases to give the Collateral Agent the Liens, rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Collateral Agreement or the Indenture; or Oncure or any of the Guarantors, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; or

          (9)   certain events of bankruptcy or insolvency described in the Indenture with respect to Oncure or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Oncure, any Restricted Subsidiary of Oncure that is a Significant Subsidiary or any group of Restricted Subsidiaries of Oncure that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

        Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium.

        In case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of notes unless such holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, interest or premium when due, no holder of a note may pursue any remedy with respect to the Indenture or the notes unless:

          (1)   such holder has previously given the Trustee notice that an Event of Default is continuing;

          (2)   holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the Trustee to pursue the remedy;

          (3)   such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

          (4)   the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

          (5)   holders of a majority in aggregate principal amount of the then outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the Trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of principal, interest or premium.

        In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Oncure with the intention of avoiding payment of the premium that Oncure would have had to pay if Oncure then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to May 15, 2014 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Oncure with the intention of avoiding the prohibition on redemption of the notes prior to that date, then an additional premium specified in the Indenture will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

        Oncure is required to deliver to the Trustee annually a written statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Oncure is required to deliver to the Trustee a written statement specifying such Default or Event of Default.

        The rights of the Trustee and any holder to exercise any remedies with respect to an Event of Default may be limited by the terms of the Intercreditor Agreement.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of Oncure or any Guarantor, as such, will have any liability for any obligations of Oncure or the Guarantors under the notes, the Indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        Oncure may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers' certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees ("Legal Defeasance") except for:

          (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, and interest and premium on, such notes when such payments are due from the trust referred to below;

          (2)   Oncure's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the Trustee, and Oncure's and the Guarantors' obligations in connection therewith; and

          (4)   the Legal Defeasance and Covenant Defeasance provisions of the Indenture.

        In addition, Oncure may, at its option and at any time, elect to have the obligations of Oncure and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   Oncure must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and interest and premium on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Oncure must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

          (2)   in the case of Legal Defeasance, Oncure must deliver to the Trustee an opinion of counsel confirming that (a) Oncure has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, Oncure must deliver to the Trustee an opinion of counsel confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Oncure or any Guarantor is a party or by which Oncure or any Guarantor is bound;

          (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which Oncure or any of its Subsidiaries is a party or by which Oncure or any of its Subsidiaries is bound;

          (6)   Oncure must deliver to the Trustee an officers' certificate stating that the deposit was not made by Oncure with the intent of preferring the holders of notes over the other creditors of Oncure with the intent of defeating, hindering, delaying or defrauding any creditors of Oncure or others; and

          (7)   Oncure must deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

        If Oncure exercises Legal Defeasance or Covenant Defeasance, any Liens securing the notes that were created pursuant to the Indenture and the Collateral Agreements will be released.

Amendment, Supplement and Waiver

        Except as provided in the next succeeding paragraphs and subject to the restrictions imposed by the Intercreditor Agreement, the Indenture, the notes, the Collateral Agreements or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the Indenture, the notes, the Collateral Agreements or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each holder of notes, an amendment, supplement or waiver may not:

          (1)   reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

          (3)   reduce the rate of or change the time for payment of interest, including default interest, on any note;

          (4)   waive a Default or Event of Default in the payment of principal of, and interest and premium on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

          (5)   make any note payable in money other than that stated in the notes;

          (6)   make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, and interest and premium on, the notes;

          (7)   waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

          (8)   release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture; or

          (9)   make any change in the preceding amendment and waiver provisions.

        Without the consent of the holders of at 66 2/3% in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), an amendment, supplement or waiver may not release all or substantially all of the Collateral from the Liens created pursuant to the Collateral Agreements, except in accordance with the Indenture and the Collateral Agreements.

        Notwithstanding the preceding, without the consent of any holder of notes, Oncure, the Guarantors and the Trustee may amend or supplement the Indenture, the notes, the Collateral Agreements and the Note Guarantees:

          (1)   to cure any ambiguity, defect or inconsistency;

          (2)   to provide for uncertificated notes in addition to or in place of Certificated Notes;

          (3)   to provide for the assumption of Oncure's or a Guarantor's obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Oncure's or such Guarantor's assets, as applicable;

          (4)   to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the Indenture of any such holder;

          (5)   to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

          (6)   to conform the text of the Indenture, the notes, or the Note Guarantees to any provision of this Description of Exchange Notes to the extent that such provision in this Description of Exchange Notes was intended to be a verbatim recitation of a provision of the Indenture, the notes or the Note Guarantees as certified by Oncure in an officer's certificate;

          (7)   to provide for the issuance of additional notes in accordance with the limitations set forth in the Indenture as of the date of the Indenture;

          (8)   to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes; or

          (9)   in connection with any addition or release of Collateral permitted under the terms of the Indenture or the Collateral Agreements.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

          (1)   either:

            (a)   all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Oncure, have been delivered to the Trustee for cancellation; or

            (b)   all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Oncure or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the Trustee for cancellation for principal, interest and premium to the date of maturity or redemption;

          (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Oncure or any Guarantor is a party or by which Oncure or any Guarantor is bound;

          (3)   Oncure or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

          (4)   Oncure has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

        In addition, Oncure must deliver an officers' certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the Trustee becomes a creditor of Oncure or any Guarantor, the Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

        The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. The Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to OnCure Holdings, Inc., 188 Inverness Drive West, Suite 650, Englewood, Colorado 80112, Attention: General Counsel.

Book-Entry, Delivery and Form

        The exchange notes will be issued in the form of one or more fully registered notes in global form, referred to as the Global Notes. Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with the DTC, referred to as participants, or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the DTC, its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

        So long as the DTC or its nominee is the registered owner or holder of a Global Note, the DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the Indenture and the exchange notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the DTC's applicable procedures, in addition to those provided for under the Indenture.

        Payments of the principal of, and interest on, a Global Note will be made to the DTC or its nominee, as the case may be, as the registered owner thereof. None of Oncure, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of the DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in the DTC will be effected in the ordinary way in accordance with the DTC rules and will be settled in same-day funds.

        We expect that the DTC will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, the DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants.

        We understand that the DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, referred to as indirect participants.

        Although the DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of the DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Oncure nor the Trustee will have any responsibility for the performance by the DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        If the DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by Oncure within 90 days, we will issue Certificated Notes in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes in accordance with the DTC's rules and procedures in addition to those provided for under the indenture.

Same-Day Settlement and Payment

        The paying agent will distribute payments in respect of the notes represented by the Global Notes (including principal, interest or premium) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The paying agent will distribute all payments of principal, interest and premium with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the Global Notes are expected trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Oncure expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Registration Rights

        The Company is party to a registration rights agreement pursuant to which it has agreed to:

  •
  file one or more registration statements no later than 270 days after the closing of the offering of the private notes enabling the holders of the private notes to exchange their private notes for exchange notes;

  •
  cause the registration statement to become effective within 330 days after the closing of this offering;

  •
  consummate the exchange offer within 30 business days after the registration statement is required to be declared effective; and

  •
  file a shelf registration statement for the resale of the notes if it cannot effect the exchange offer within the time periods listed above.

        The interest rate on the notes will increase by 0.25% per annum for the first 90 day period following a default of the registration obligations, increasing by an additional 0.25% per annum for each subsequent 90 day period, up to a maximum of 1.0% per annum.

        After the exchange offer has been consummated, the Equity Interests of a Restricted Subsidiary will constitute Collateral only to the extent that such Equity Interests can secure the notes without Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Restricted Subsidiary to be filed with the SEC (or any other governmental agency).

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Agent" means each of the First Lien Collateral Agent and the Collateral Agent.

        "Asset Sale" means:

          (1)   the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Oncure and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

          (2)   the issuance of Equity Interests in any of Oncure's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

        Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

          (1)   any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.5 million;

          (2)   a transfer of assets between or among Oncure and its Restricted Subsidiaries;

          (3)   an issuance of Equity Interests by a Restricted Subsidiary of Oncure to Oncure or to a Restricted Subsidiary of Oncure;

          (4)   the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

          (5)   the sale or other disposition of cash or Cash Equivalents; and

          (6)   a Restricted Payment that does not violate the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment.

        "Asset Sale Offer" has the meaning assigned to that term in the Indenture governing the notes.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

          (1)   with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

          (2)   with respect to a partnership, the Board of Directors of the general partner of the partnership;

          (3)   with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

          (4)   with respect to any other Person, the board or committee of such Person serving a similar function.

        "Capital Lease" means, with respect to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee is required to be capitalized on the balance sheet of such Person pursuant to GAAP as in effect as of the date of the Indenture.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a Capital Lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

        "Capital Stock" means:

          (1)   in the case of a corporation, corporate stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

          (3)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

          (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5)   commercial paper having one of the two highest ratings obtainable from Moody's or S&P and, in each case, maturing within six months after the date of acquisition; and

          (6)   money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

        "Change of Control" means the occurrence of any of the following:

          (1)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Oncure and its Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder;

          (2)   the adoption of a plan relating to the liquidation or dissolution of Oncure;

          (3)   the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any "person" (as defined above), other than a Permitted Holder, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Oncure, measured by voting power rather than number of shares; or

          (4)   the consummation of the first transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) other than a Permitted Holder becomes the Beneficial Owner, directly or indirectly, of more of the Voting Stock of Oncure (measured by voting power rather than number of shares) than is at the time Beneficially Owned by the Permitted Holders in the aggregate.

        "Change of Control Offer" has the meaning assigned to that term in the Indenture governing the notes.

        "Collateral" means collateral as such term is defined in the security agreements, and any other property, whether now owned or hereafter acquired, upon which a Lien securing the Obligations under the Indenture, the Collateral Agreements, the notes or the Note Guarantees is granted or purported to be granted under any Collateral Agreement; provided, however, that "Collateral" shall not include any Excluded Collateral.

        "Collateral Agent" means the party named as the collateral agent for the Second Lien Secured Parties in the Indenture until a successor replaces it in accordance with the provisions of the Indenture and thereafter means any such successor.

        "Collateral Agreements" means, collectively, the Intercreditor Agreement, each security agreements or other collateral agreement, and each other document or instrument creating Liens in favor of the Collateral Agent as required by the Indenture, in each case, as the same may be in force from time to time.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

          (1)   an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

          (2)   provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

          (3)   the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

          (4)   depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

          (5)   any expenses or charges related to any equity offering, Permitted Investment, acquisition, disposition, recapitalization or Indebtedness permitted to be incurred by the Indenture (whether or not successful), including such fees, expenses or charges related to the offering of the notes and the Revolving Credit Facility and any amendment or other modification of the notes or the Revolving Credit Facility, and deducted in computing Consolidated Net Income, plus

          (6)   the amount of any restructuring charges, integration costs or other business optimization expenses and reserves deducted in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the date of the Indenture, plus

          (7)   the amount of net cost savings projected by Oncure in good faith to be realized as a result of specified actions taken or initiated during or prior to such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that such cost savings are reasonably identifiable and factually supportable (which adjustments may be incremental to pro forma cost savings adjustments made pursuant to the definition of "Leverage Ratio"), plus

          (8)   the amount of management, monitoring, consulting and advisory fees and related expenses paid pursuant to the Management Agreement, minus

          (9)   non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

        Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation, amortization and other non-cash expenses of, a Restricted Subsidiary of Oncure will be added to Consolidated Net Income to compute Consolidated Cash Flow of Oncure only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Oncure by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (1)   the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

          (2)   solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of "Certain Covenants—Restricted Payments," the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

          (3)   the cumulative effect of a change in accounting principles will be excluded;

          (4)   notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

          (5)   the effects of adjustments resulting from the application of purchase accounting in relation to any acquisition that is consummated after the date of the Indenture, net of taxes, shall be excluded;

          (6)   any net after-tax income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

          (7)   any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded; and

          (8)   any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options or other rights to officers, directors or employees shall be excluded.

        "Credit Facilities" means one or more debt facilities (including, without limitation, the Revolving Credit Facility) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time. The only Credit Facility in effect on the date of the Indenture was the Revolving Credit Facility.

        "Debt Documents" means, collectively, the First Lien Debt Documents and the Indenture Documents.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Oncure to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Oncure may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that Oncure and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

        "Domestic Subsidiary" means any Restricted Subsidiary of Oncure that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Oncure.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means any public or private sale of common stock or preferred stock of ours or any of our direct or indirect parents (excluding Disqualified Stock), other than

          (1)   public offerings with respect to our or any direct or indirect parent's common stock registered on Form S-8;

          (2)   any such public or private sale that constitutes an Excluded Contribution; and

          (3)   any sales to us or any of our Subsidiaries.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Existing Indebtedness" means Indebtedness of Oncure and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.

        "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Oncure (unless otherwise provided in the Indenture).

        "First Lien Collateral Agent" means the collateral agent for the First Lien Secured Parties named in any Credit Facility and any successor or replacement collateral agent designated as such by the holders of First Lien Obligations.

        "First Lien Debt Documents" means, collectively, all agreements, instruments and other documents evidencing, governing or providing any Lien for the benefit or any First Lien Obligations.

        "First Lien Secured Parties" means the holders of the First Lien Obligations and the First Lien Collateral Agent.

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

          (1)   the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

          (2)   the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

          (3)   any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

          (4)   the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Oncure (other than Disqualified Stock) or to Oncure or a Restricted Subsidiary of Oncure, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

        "Foreign Subsidiary" means any Restricted Subsidiary of Oncure that is not a Domestic Subsidiary.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

        "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

        "Guarantors" means (1) each Domestic Subsidiary of Oncure on the date of the Indenture and (2) each other Subsidiary of Oncure that executes a Note Guarantee in accordance with the provisions of the Indenture, in each case, together with their respective successors and assigns until the Note Guarantee of such Person has been released in accordance with the provisions of the Indenture.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

          (1)   interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

          (2)   other agreements or arrangements designed to manage interest rates or interest rate risk; and

          (3)   other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

        "Immaterial Subsidiary" means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of Oncure.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

          (1)   in respect of borrowed money;

          (2)   evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

          (3)   in respect of banker's acceptances;

          (4)   representing Capital Lease Obligations;

          (5)   representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

          (6)   representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        "Indenture" means the indenture to be entered into among Oncure, the Guarantors and the Trustee.

        "Indenture Documents" means, collectively, the Indenture, the notes, the Note Guarantees and the Collateral Agreements.

        "Intercreditor Agreement" means an intercreditor agreement whose terms are substantially consistent with the Intercreditor Agreement summarized under "Collateral—Intercreditor Agreement" and that is entered into in connection with entering into the Revolving Credit Facility, among the Trustee, the Collateral Agent and the First Lien Collateral Agent, and acknowledged and agreed by

Oncure and the Guarantors, and the other signatories thereto, as the same may be amended, supplemented, restated or modified from time to time.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Oncure or any Subsidiary of Oncure sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Oncure such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Oncure, Oncure will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Oncure's Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." The acquisition by Oncure or any Subsidiary of Oncure of a Person that holds an Investment in a third Person will be deemed to be an Investment by Oncure or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

        "Leverage Ratio" means with respect to any specified Person as of any date of determination, the ratio of the aggregate amount of Indebtedness of such Person and its Restricted Subsidiaries outstanding as of such date of determination (including the amount of Indebtedness proposed to be incurred by such Person and its Restricted Subsidiaries giving rise to the calculation of such Leverage Ratio), determined on a consolidated basis, to the Consolidated Cash Flow of such Person for the most recently ended four full fiscal quarters of such Person for which internal financial statements are available immediately preceding such date of determination.

        For purposes of calculating the Leverage Ratio:

          (1)   acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the date of determination will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

          (2)   the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the date of determination, will be excluded;

          (3)   any Person that is a Restricted Subsidiary on the date of determination will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period; and

          (4)   any Person that is not a Restricted Subsidiary on the date of determination will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Management Agreement" means that certain Advisory Services Agreement, dated as of August 18, 2006, by and among Genstar Capital, LLC and Oncure Medical, as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof.

        "Moody's" means Moody's Investors Service, Inc. and its successors.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

          (1)   any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

          (2)   any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

        "Net Proceeds" means the aggregate cash proceeds received by Oncure or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, relocation expenses incurred as a result of the Asset Sale, and taxes paid or payable as a result of the Asset Sale after taking into account any available tax credits or deductions and any tax sharing arrangements, (2) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, and (3) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "Revolving Credit Facility" means that certain Credit Agreement, to be dated the date of the Indenture, by and among First Lien Collateral Agent, General Electric Capital Corporation, as administrative agent, Oncure, as guarantor, and all direct and indirect Subsidiaries of Oncure, as borrowers, and the lenders from time to time party thereto, together with any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

        "Non-Recourse Debt" means Indebtedness:

          (1)   as to which neither Oncure nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

          (2)   no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Oncure or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

        "Note Guarantee" means the Guarantee by each Guarantor of Oncure's obligations under the Indenture and the notes, executed pursuant to the provisions of the Indenture.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, letters of credit, Hedging Obligations, damages and other liabilities payable under the documentation governing or relating to any Indebtedness.

        "Parent" means any direct parent company of Oncure Holding Corporation, a Delaware corporation, and its successors.

        "Permitted Business" means a business in which Oncure and its Restricted Subsidiaries were engaged on the date of the Indenture, as described in the prospectus, and any business reasonably related, ancillary or complimentary thereto.

        "Permitted Holders" means (1) any Beneficial Owner of Capital Stock of Oncure on the date of the Indenture and (2) any Related Person of a Person described in clause (1).

        "Permitted Investments" means:

          (1)   any Investment in Oncure or in a Restricted Subsidiary of Oncure;

          (2)   any Investment in Cash Equivalents;

          (3)   any Investment by Oncure or any Restricted Subsidiary of Oncure in a Person, if as a result of such Investment:

            (a)   such Person becomes a Restricted Subsidiary of Oncure, or

            (b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Oncure or a Restricted Subsidiary of Oncure;

          (4)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;"

          (5)   any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Oncure;

          (6)   any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of Oncure or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (b) litigation, arbitration or other disputes;

          (7)   Investments represented by Hedging Obligations;

          (8)   loans or advances to employees made in the ordinary course of business of Oncure or any Restricted Subsidiary of Oncure in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

          (9)   repurchases of the notes;

          (10) Investments in Permitted Joint Ventures in an amount since the date of the Indenture that does not exceed the greater of (i) $10.0 million and (ii) 3.0% of Oncure's Total Assets;

          (11) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (11) that are at the time outstanding, not to exceed $5.0 million;

          (12) any Investment existing on, or made pursuant to binding commitments existing on, the date of the Indenture and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of the Indenture; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the date of the Indenture or (b) as otherwise permitted under the Indenture; and

          (13) Investments acquired after the date of the Indenture as a result of the acquisition by Oncure or any Restricted Subsidiary of Oncure of another Person, including by way of a merger, amalgamation or consolidation with or into Oncure or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption "—Merger, Consolidation or Sale of Assets" after the date of the Indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation.

        "Permitted Joint Venture" means a Person, other than Oncure or a Subsidiary of Oncure, that is engaged in a Permitted Business.

        "Permitted Liens" means:

          (1)   Liens on assets of Oncure or any of its Restricted Subsidiaries securing Indebtedness and other Obligations under Credit Facilities that was permitted to be incurred pursuant to clause (1) of the definition of Permitted Debt, and/or securing Hedging Obligations related thereto;

          (2)   subject to the terms of the Intercreditor Agreement, Liens on assets of Oncure or any of its Restricted Subsidiaries securing Indebtedness and other Obligations under the Revolving Credit Facility;

          (3)   Liens in favor of Oncure or the Guarantors;

          (4)   Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Oncure or any Subsidiary of Oncure; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Oncure or the Subsidiary;

          (5)   Liens on property (including Capital Stock) existing at the time of acquisition of the property by Oncure or any Subsidiary of Oncure; provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of such acquisition;

          (6)   Liens to secure the performance of statutory obligations, insurance, surety or appeal bonds, workers' compensation obligations, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

          (7)   Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtedness;

          (8)   Liens existing on the date of the Indenture;

          (9)   Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefore;

          (10) Liens imposed by law, such as carriers', warehousemen's, landlord's and mechanics' Liens and similar Liens imposed by law, in each case, incurred in the ordinary course of business;

          (11) minor defects or irregularities in title, survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (12) Liens created for the benefit of (or to secure) notes issued under the Indenture, the Collateral Agreements or the Note Guarantees;

          (13) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the Indenture; provided, however, that:

            (a)   the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Indebtedness (plus improvements and accessions to such property, or proceeds or distributions thereof); and

            (b)   the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding amount, or, if greater, committed amount, of the original Indebtedness and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

          (14) Liens securing Indebtedness permitted by clause (14) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or otherwise incurred in the ordinary course of business of Oncure or any of its Restricted Subsidiaries with respect to obligations that do not exceed $5.0 million in the aggregate at any one time outstanding.

        "Permitted Payments to Parent" means, for so long as Oncure is a member of a group filing a consolidated or combined tax return with Parent, payments to Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to Oncure and its Subsidiaries ("Tax Payments"); provided that the Tax Payments do not exceed the lesser of (a) the amount of the relevant tax (including any penalties and interest) that Oncure would owe if Oncure were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of Oncure and such Subsidiaries from other taxable years and (b) the net amount of the relevant tax that the Parent actually owes to the appropriate taxing authority.

        "Permitted Refinancing Indebtedness" means any Indebtedness of Oncure or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Oncure or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

          (1)   the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

          (2)   such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

          (3)   if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

          (4)   such Indebtedness is incurred either by Oncure or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Purchase Option Event" means the acceleration of the First Lien Obligations.

        "Related Party" means:

          (1)   any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of a Person described in clause (1) of the definition of Permitted Holder; or

          (2)   any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Permitted Holder.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., and its successors.

        "SEC" means the Securities and Exchange Commission.

        "Second Lien Secured Parties" means the holders of the notes, the Trustee and the Collateral Agent.

        "Secured Parties" means, collectively, the First Lien Secured Parties and the Second Lien Secured Parties.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

        "Specified Acquisition" means the acquisition, or any series of related acquisitions, of any Person or Persons whose (i) total assets exceed $30.0 million, or (ii) income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to any noncontrolling interests exceeds $12.5 million for the most recently completed fiscal year of such Person or Persons.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the Indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any specified Person:

          (1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or Trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2)   any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

        "Total Assets" means, with respect to any Person as of any date of determination, the consolidated total assets of such Person and its Restricted Subsidiaries on such date of determination.

        "Uniform Commercial Code" means the Uniform Commercial Code as in effect in the State of New York, and any successor statute, as in effect from time to time (except that terms used herein which are defined in the Uniform Commercial Code as in effect in the State of New York on the date hereof shall continue to have the same meaning notwithstanding any replacement or amendment of such statute except as the Collateral Agent may otherwise determine).

        "Unrestricted Subsidiary" means any Subsidiary of Oncure that is designated by the Board of Directors of Oncure as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

          (1)   has no Indebtedness other than Non-Recourse Debt;

          (2)   except as permitted by the covenant described above under the caption "—Certain Covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with Oncure or any Restricted Subsidiary of Oncure unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Oncure or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Oncure;

          (3)   is a Person with respect to which neither Oncure nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

          (4)   has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Oncure or any of its Restricted Subsidiaries.

        "Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1)   the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

          (2)   the then outstanding principal amount of such Indebtedness.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material United States federal income tax consequences relevant to the exchange of private notes for exchange notes in the exchange offer and the ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations issued thereunder, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. No rulings have been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes, or that any such position would not be sustained by a court. This summary is limited to holders who purchase and hold the notes as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as banks, financial institutions, United States expatriates and certain other former citizens or long-term residents of the United States, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities, S corporations, partnerships or other pass-through entities, U.S. Holders (as defined below) whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, tax-exempt organizations, tax deferred or other retirement accounts, persons holding the notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction and persons deemed to sell the notes under the constructive sale provisions of the Code. Moreover, the effect of other United States federal tax laws (such as estate and gift tax laws) and any applicable state, local or foreign tax laws is not discussed.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        As used herein, "U.S. Holder" means a beneficial owner of the notes who is treated for United States federal income tax purposes as:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to United States federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership or other entity or arrangement taxable as a partnership holds the notes, the tax treatment of the partners in the partnership will generally depend on the status of the particular partner in question and the activities of the partnership. Partners should consult their own tax advisors as to the specific tax consequences to them of holding the notes indirectly through ownership of their partnership interests.

Exchange Pursuant to this Exchange Offer

        The exchange of private notes for exchange notes in the exchange offer will not constitute a taxable exchange for United States federal income tax purposes. As a result, (1) a holder will not recognize taxable gain or loss as a result of exchanging such holder's private notes; (2) the holding period of the exchange notes will include the holding period of the private notes exchanged therefor; and (3) the adjusted basis of the exchange notes received will be the same as the adjusted basis of the private notes exchanged therefor immediately before such exchange.

U.S. Holders

        Payments of Interest.    Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. Holder's method of tax accounting for United States federal income tax purposes.

        Additional Payments.    In certain circumstances (see "Description of Exchange Notes—Optional Redemption" and "Description of Exchange Notes—Repurchase at the Option of Holders"), we may be obligated to pay amounts in excess of stated interest or principal on the notes. Although the issue is not free from doubt, we intend to take the position that the possibility of such payments does not result in the notes being treated as contingent payment debt instruments under the applicable Treasury regulations. Our position is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our position is not binding on the IRS, and if the IRS were to take a contrary position, U.S. Holders may be required to treat any gain recognized on the sale or other disposition of the notes as ordinary income rather than as capital gain. Furthermore, U.S. Holders would be required to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of the notes, with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. U.S. Holders are urged to consult their tax advisors regarding the potential application to the notes of the contingent payment debt instrument rules and the consequences thereof. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

        Market Discount.    If a U.S. Holder acquires a note and, immediately after such acquisition, such holder's adjusted basis in the note is less than its stated principal amount, the amount of such difference is treated as "market discount" for United States federal income tax purposes, subject to a de minimis limitation. Under the market discount rules of the Code, a U.S. Holder will be required to treat any partial payment of principal on a note, and any gain on the sale, exchange, retirement or other disposition of such note, as ordinary income to the extent of the accrued market discount that has not previously been included in income, subject to certain exceptions. If a U.S. Holder disposes of such note in certain otherwise nontaxable transactions, accrued market discount must be included as ordinary income by such holder as if such holder had sold the note at its then fair market value.

        In general, the amount of market discount that has accrued is determined on a ratable basis. U.S. Holders may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

        With respect to notes with market discount, a U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued in order to purchase or to carry the notes. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all market discount debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. The U.S. Holder's adjusted basis in a note will be increased by the amount of market discount included in such holder's income under the election.

        Amortizable Bond Premium.    If a U.S. Holder acquires a note and, immediately after such acquisition, such holder's adjusted basis in the note exceeds its stated principal amount, such holder will be considered to have acquired the note with "bond premium" equal to such excess amount. Generally, the U.S. Holder may elect to amortize such bond premium using a constant yield to maturity method over the remaining term of the note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date). Under United States Treasury Regulations, the U.S. Holder may offset the stated interest income allocable to an accrual period with the bond premium allocable to the accrual period. If the bond premium allocable to an accrual period exceeds the stated interest income allocable to the accrual period, the excess is treated as a bond premium deduction. However, the amount treated as a bond premium deduction is limited to the amount by which such holder's total interest inclusions on the note in prior accrual periods exceed the total amount treated by such holder as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period and is treated as bond premium allocable to that period. If a U.S. Holder elects to amortize bond premium, such holder must reduce such holder's adjusted basis in the note by the amount of the bond premium used to offset stated interest income or treated as a deduction as set forth above. An election to amortize bond premium applies to all taxable debt obligations held during the taxable year for which the election is made or thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

        Sale or Other Taxable Disposition of Notes.    A U.S. Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as interest) and the U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note (or a portion thereof) generally will be the U.S. Holder's cost therefor decreased by any payment on the note other than a payment of stated interest. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. Long-term capital gains of non-corporate holders are currently subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

        Backup Withholding and Information Reporting.    A U.S. Holder may be subject to information reporting and backup withholding when such holder receives principal and interest payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes (including a redemption or retirement of the notes). A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

  •
  fails to furnish the holder's taxpayer identification number ("TIN"), which, for an individual, is ordinarily his or her social security number;

  •
  furnishes an incorrect TIN;

  •
  is notified by the IRS that the holder has failed to properly report payments of interest or dividends; or

  •
  fails to certify, under penalties of perjury, that the holder has furnished a correct TIN and that the IRS has not notified the holder that the holder is subject to backup withholding.

U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax, and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide the required information to the IRS.

Non-U.S. Holders

        A "non-U.S. Holder" is a beneficial owner of the notes who is not a U.S. Holder or a partnership or other entity treated as a partnership for United States federal income tax purposes.

        Payment of Interest.    Interest paid to a non-U.S. Holder will not be subject to United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

  •
  such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our voting stock;

  •
  such holder is not a controlled foreign corporation that is related to us through actual or constructive stock ownership and is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

  •
  such non-U.S. Holder provides its name and address, and certifies, under penalties of perjury, that such holder is not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or such holder holds its notes through certain foreign intermediaries and such holder and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Even if the above conditions are not met, a non-U.S. Holder may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the non-U.S. Holder's country of residence. To claim such a reduction or exemption, a non-U.S. Holder must generally complete IRS Form W-8BEN (or successor form) and claim this reduction or exemption on the form. A non-U.S. Holder generally will also be exempt from withholding tax on interest if such interest is effectively connected with such holder's conduct of a United States trade or business and, if an income tax treaty applies, is attributable to a United States permanent establishment (as discussed below) and the holder provides us with an IRS Form W-8ECI (or successor form).

        Additional Payments.    In certain circumstances (see "Description of Exchange Notes—Optional Redemption" and "Description of Exchange Notes—Repurchase at the Option of Holders"), we may be obligated to pay additional amounts on the notes. Such payments may be treated as interest subject to the rules described above or additional amounts paid for the notes subject to the rules described below, as applicable, or as other income subject to United States federal withholding tax. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. Holders.

        Sale or Other Taxable Disposition of Notes.    A non-U.S. Holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other taxable disposition of a note if the gain is not effectively connected with a United States trade or business of the non-U.S. Holder and, if an income tax treaty applies, is not attributable to a United States permanent establishment. However, a non-U.S. Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a United States federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain, which gain may be offset by certain U.S. source capital losses. A non-U.S. Holder should consult any applicable income tax treaties that may provide for different rules.

        United States Trade or Business.    If interest or gain from a disposition of the notes is effectively connected with a non-U.S. Holder's conduct of a United States trade or business (and, if an income tax treaty applies, the non-U.S. Holder maintains a United States "permanent establishment" to which the interest or gain is attributable), the non-U.S. Holder generally will be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. Holder. If interest income received with respect to the notes is effectively connected with a United States trade or business (or, if an income tax treaty applies, is attributable to a United States permanent establishment), the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain from a disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

        Backup Withholding and Information Reporting. A non-U.S. Holder, in general, will not be subject to backup withholding and information reporting with respect to payments we make to such holder provided that we do not have actual knowledge or reason to know that such holder is a United States person, as defined under the Code, and such holder has given us the statement described above under "—Non-U.S. Holders—Payment of Interest." In addition, a non-U.S. Holder will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person, as defined under the Code, or such holder otherwise establishes an exemption. However, we generally will be required to report annually to the IRS the amount of, and any tax withheld with respect to, any interest paid to such holders. Copies of these information returns may also be made available to the tax authorities of the country in which a non-U.S. Holder resides under the provisions of a specific treaty or agreement.

        Non-U.S. Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from withholding, information reporting and backup withholding under current United States Treasury Regulations. Backup withholding is not an additional tax, and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide the required information to the IRS.

 PLAN OF DISTRIBUTION

        Until 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where such securities were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for such period of time as such broker-dealers must comply with the prospectus delivery requirements of the Securities Act in order to resell the exchange notes.

        We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents for such period of time as such broker-dealer must comply with the prospectus delivery requirements of the Securities Act in order to resell the exchange notes. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the securities) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

 LEGAL MATTERS

        Certain legal matters in connection with the offering will be passed upon for us by Latham & Watkins LLP, Washington, District of Columbia.

EXPERTS

        The consolidated financial statements of OnCure Holdings, Inc. and its subsidiaries as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the U.S. Securities and Exchange Commission, or the SEC, a registration statement on Form S-4, or the exchange offer registration statement, which term shall encompass all amendments, exhibits, annexes and schedules thereto, pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, which we refer to collectively as the Securities Act, covering the exchange notes being offered. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the exchange offer. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

        Following the exchange offer, we have agreed that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the trustee and the holders of notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual statements only, a report thereon by our independent auditor and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

        Upon effectiveness of the registration statement of which this prospectus is a part, we will become subject to the periodic reporting and to the informational requirements of the Exchange Act and will file information with the SEC, including annual, quarterly and special reports. You may read and copy any document we file with the SEC, including the registration statement of which this prospectus is a part, at the SEC's public reference room at the following address:

Public Reference Room
100 F. Street, N.E.
Room 1580
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. Our SEC filings, including the registration statement of which this prospectus is a part, are also available at the SEC's web site at http://www.sec.gov.

        You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at the following address:

OnCure Holdings, Inc.
188 Inverness Drive West, Suite 650
Englewood, Colorado 80112
Attention: General Counsel

        To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer.

        You may also obtain copies of these filings, at no cost, by accessing our website at http://www.oncure.com; however, the information found on our website is not considered part of this prospectus.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

OnCure Holdings, Inc. and Subsidiaries

Consolidated Financial Statements

OnCure Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except Share and Per Share Amounts)

	September 30 2010	December 31 2009
	(Unaudited)
Assets
Current assets:
Cash	$17,666	$5,365
Accounts receivable, less allowances of $827 and $640, respectively	18,186	21,151
Deferred income taxes	1,063	1,063
Prepaid expenses	2,516	3,183
Other current assets	3,245	2,196

Total current assets	42,676	32,958
Property and equipment, net	36,749	41,959
Goodwill	174,353	174,353
Management service agreements, net	53,626	58,769
Other assets, net	12,842	8,535
Assets of discontinued operations	632	612

Total assets	$320,878	$317,186

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$2,552	$3,172
Accrued expenses	17,799	6,694
Current portion of long-term debt	197	1,802
Current portion of obligations under capital leases	1,658	1,681
Other current liabilities	577	333
Current liabilities of discontinued operations	127	133

Total current liabilities	22,910	13,815
Long-term debt, net of discount of $3,522 and $0, respectively, less current portion	206,478	194,860
Capital leases, less current portion	3,857	5,101
Other long-term liabilities	2,246	5,239
Deferred income tax liabilities	19,189	24,069

Total liabilities	254,680	243,084
Stockholders' equity:
Preferred stock, $0.001 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized, 26,317,675 shares issued and outstanding, respectively	26	26
Additional paid-in capital	96,309	95,735
Accumulated deficit	(30,137)	(21,659)

Total stockholders' equity	66,198	74,102

Total liabilities and stockholders' equity	$320,878	$317,186

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(In Thousands)

(Unaudited)

	Nine Months Ended September 30,
	2010	2009
Net revenue	$74,152	$81,766
Cost of operations:
Salaries and benefits	26,582	27,318
Depreciation and amortization	13,830	14,118
Management fees	1,125	1,125
General and administrative expenses	26,628	22,617

Total operating expenses	68,165	65,178

Income from operations	5,987	16,588
Other income (expense):
Interest expense	(16,206)	(12,647)
Debt extinguishment costs	(2,932)	—
Loss on interest rate swap	(267)	(746)
Equity interest in net earnings of joint venture	382	616
Interest income and other expense, net	(322)	(240)

Total other expense	(19,345)	(13,017)

(Loss) income before income taxes	(13,358)	3,571

Income tax benefit (expense)	4,880	(1,963)

Net (loss) income	$(8,478)	$1,608

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

(Unaudited)

	Nine Months Ended September 30,
	2010	2009
Operating activities
Net (loss) income	$(8,478)	$1,608
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in unconsolidated joint venture	(382)	(616)
Depreciation	8,754	9,014
Amortization	5,076	5,104
Amortization of loan fees and deferred interest expense	1,250	1,940
Debt extinguishment costs	2,932	—
Deferred income tax provision	(4,880)	1,963
Stock-based compensation	574	791
Provision for doubtful accounts	1,793	1,608
Change in fair value of interest rate swap	(436)	(1,113)
Other, net	490	463
Changes in operating assets and liabilities:
Accounts receivable	1,172	(2,493)
Prepaid expenses and other current assets	(382)	(4,339)
Other noncurrent assets	315	(10)
Accounts payable and accrued expenses	10,485	(1,592)
Other liabilities	(2,351)	(109)

Net cash provided by operating activities	15,932	12,219
Investing activities
Purchases of property and equipment	(3,850)	(5,494)
Distribution received from unconsolidated joint venture	539	972

Net cash used in investing activities	(3,311)	(4,522)
Financing activities
Proceeds from issuance of debt	206,348	—
Payment of debt issuance costs	(8,936)	—
Principal repayments of debt	(196,464)	(906)
Principal repayments of capital leases	(1,268)	(1,187)
Net repayments on line of credit	—	(12,000)
Proceeds from exercise of stock options	—	83

Net cash used in financing activities	(320)	(14,010)
Net increase (decrease) in cash	12,301	(6,313)
Cash, beginning of period	5,365	9,346

Cash, end of period	$17,666	$3,033

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest paid	$6,162	$12,647
Income taxes paid, net	246	309

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2010

1. Organization and Business Summary

        OnCure Holdings, Inc. and Subsidiaries (collectively, the "Company" or "OnCure") is a Delaware corporation formed in 2006 to acquire 100% of the issued and outstanding common stock of Oncure Medical Corp. (the Merger). OnCure is substantially owned by funds managed by Genstar Capital, LLC. The Company has 1,000,000 shares of authorized preferred stock of which none is issued or outstanding.

        OnCure is principally engaged in providing capital equipment and business management services to radiation oncology physician groups ("Groups") that treat patients at cancer centers ("Centers"). The Company owns the Centers' assets and provides services to the Groups through exclusive, long-term management services agreements. OnCure provides the Groups with oncology business management expertise and new technologies including radiation oncology equipment and related treatment software. Business services that OnCure provides to the Groups include non-physician clinical and administrative staff, operations management, purchasing, managed care contract negotiation assistance, reimbursement, billing and collecting, information technology, human resource and payroll, compliance, accounting, and treasury. Under the terms of the management services agreements, the Company is reimbursed for certain operating expenses of each Center and earns a monthly management fee from each Group that is primarily based on a predetermined percentage of each Group's earnings before interest, income taxes, depreciation, and amortization ("EBITDA"). The Company manages the radiation oncology business operations of six Groups in Florida, six Groups in California, one Group in Indiana for a fee that ranges from 50% to 60% of EBITDA; and one Group in California for a fee that is 74% of net revenue.

        The Company has evaluated subsequent events through November 9, 2010, the date the consolidated financial statements were available for issuance.

        These unaudited interim consolidated financial statements do not include all of the information or notes necessary for a complete presentation of financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and, accordingly should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the year ended December 31, 2009. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP and include all adjustments of a normal, recurring nature that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the interim periods presented. The results of operations for an interim period are not necessarily indicative of the results of operations for a full fiscal year.

2. Net Revenue

        Net revenue is recorded at the amount earned by the Company under the management services agreements when services are rendered by the Groups. Services rendered by the respective Groups are billed by the Company, as the exclusive billing agent of the Groups, to patients, third-party payors, and others. As differences between the Groups' revenues and the expected payments are identified based on actual final settlements, an adjustment to the Groups' revenues is made as a change in estimate. As a result of these changes to the Groups' revenues and related EBITDA, the Company's net revenue increased by approximately $0.2 million for the nine month period ended September 30, 2009. There was no similar change in the Company's net revenue for the nine month period ended September 30, 2010. Amounts distributed to the Groups for their services under the terms of the management services

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2010

2. Net Revenue (Continued)

agreements totaled $19.9 million and $23.8 million for the nine months ended September 30, 2010 and 2009, respectively. As of September 30, 2010 and December 31, 2009, amounts payable to the Groups for their services of $2.9 million and $2.9 million, respectively, were included in accrued expenses.

        The Groups derive a significant portion of revenue from amounts billed to Medicare, Medicaid (including Medi-Cal with respect to California), and other payors that receive discounts from the Groups' approved gross billing amount. As the Company is not a medical provider, all contracts are between the Groups and the responsible parties, but the negotiation of contract terms is one of the business services provided by the Company under its management services agreements. The Company must estimate the total amount of these discounts, which reduce revenue for both the Groups and the Company, to prepare its consolidated financial statements. The Medicare and Medicaid regulations and the various managed care contracts under which these discounts must be calculated are complex and subject to interpretation and adjustment. Additionally, updated regulations and contract renegotiations occur frequently, necessitating regular review and assessment of the estimation process by management.

        During the nine months ended September 30, 2010 and 2009, approximately 45% and 43%, respectively, of the Groups' revenues related to services rendered under the Medicare and Medicaid programs. In the ordinary course of business, the Company, as the Groups' billing agent, and the Groups are potentially subject to a review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation of procedures performed. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation.

        As a result, there is at least a reasonable possibility that estimates will change by a material amount in the near term.

        The Company has two management agreements that generated approximately 24% and 14% of revenue, respectively, for the nine months ended September 30, 2010, and 23% and 13% of revenue, respectively, for the nine months ended September 30, 2009.

3. Long-Term Debt

        As of September 30, 2010 and December 31, 2009, the Company's long-term debt consisted of the following (in thousands):

	September 30 2010	December 31 2009
Senior secured notes	$210,000	$—
Senior term loan	—	121,750
Subordinated debt	—	74,610
Note payable	197	302

	210,197	196,662
Less unamortized discount	(3,522)	—
Less current portion of long-term debt	(197)	(1,802)

	$206,478	$194,860

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2010

3. Long-Term Debt (Continued)

        The principal terms of the agreements that governed the Company's outstanding indebtedness which was outstanding at December 31, 2009 and September 30, 2010 are summarized below:

11.75% Senior Secured Notes

        On May 13, 2010, the Company concluded an offering for $210.0 million of 11.75% Senior Secured Notes ("Senior Notes") which will mature on May 15, 2017. The offering of the Senior Secured Notes closed on May 13, 2010 with generated net proceeds to the Company of $206.3 million which was utilized to repay the outstanding balances of the Company's Senior term loan and Subordinated debt along with $8.9 million of expenses of the offering. The Senior Notes are secured by the assets of the Company and its subsidiaries and are guaranteed by the Company's subsidiaries. Prior to May 15, 2013, up to 35% of the Senior Notes are redeemable at the option of the Company with proceeds from an equity offering at a redemption price of 111.75%. On or after May 15, 2014, 2015 and 2016 the notes are redeemable at the option of the Company at redemption prices of 105.875%, 102.938% and 100.0%, respectively.

        In connection with the offering, the Company entered into a Registration Rights Agreement between the Company and its Guarantors and the initial Purchaser, for the benefit of any holder of the Senior Notes, dated May 13, 2010. The registration rights agreement provides that the Company shall use commercially reasonable efforts to prepare and file with the SEC, no later than the 270th day after the closing date of the offering of the Senior Notes, a registration statement to enable the holders of the Senior Notes to exchange the unregistered Senior Notes for notes registered under the Securities Act of 1933 with substantially identical terms. The Company will also use commercially reasonable efforts to cause the registration statement to become effective no later than the 330th day after the closing date.

        If the registration statement has not been filed on or prior to the 270th day after the closing of the offering of the Senior Notes, additional interest shall accrue on the notes at a rate of 0.25% per annum of the principal amount for the first 90 days, following the filing date, increasing by an additional 0.25% for each subsequent 90-day period to a maximum additional interest rate of no more than 1.00% per annum, until the registration statement is filed, at which time the additional interest shall cease to accrue. Similar provisions are in place with respect to the declared effectiveness date of the registration statement, with the identical floor and ceiling additional interest rate, should the effective date of the registration statement be declared more than 330 days after the closing of the offering of the Senior Notes.

        The Senior Notes are governed by an indenture that contains certain restrictive covenants. These restrictions affect, and in many respects limit or prohibit, among other things, the ability of the Company and its subsidiaries to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock of subsidiaries, create liens, sell assets, and engage in mergers and consolidations.

Revolving Credit Facility

        Concurrently with the closing of the offering of the Senior Notes, our direct wholly-owned subsidiary, Oncure Medical Corp. and each of its direct and indirect subsidiaries entered into a new

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2010

3. Long-Term Debt (Continued)

senior secured revolving credit facility ("Revolving Credit Facility") with GE Capital Markets, Inc., as sole lead arranger and book manager, General Electric Capital Corporation, as administrative agent and collateral agent, and the other lenders from time to time party thereto.

        The new Revolving Credit Facility provided for aggregate commitments of up to $40.0 million, including a letter of credit sub-facility of $2.0 million and a swing line sub-facility of $2.0 million, and will provide for the increase, at the Company's option, of aggregate commitments by $10.0 million, subject to certain conditions. The Revolving Credit Facility bears interest at a rate of Prime plus 3.5% (6.75% at September 30, 2010) or LIBOR plus 4.5% (4.76% at September 30, 2010). The revolving line of credit is subject to an unused line fee of 0.75% to be paid quarterly. The new Revolving Credit Facility is undrawn as of September 30, 2010 and expires in May 2015. At September 30, 2010, there were no amounts outstanding under the facility.

        The credit agreement for the Revolving Credit Facility contains certain financial covenants that the Company and its subsidiaries must comply with if the Company draws on the Revolver.

        As of September 30, 2010, no events of default have occurred with respect to any of the Company's debt agreements.

Senior Term Loan

        Prior to May 13, 2010, the Company had a $155.0 million Second and Amended Restated Credit Agreement ("Credit Agreement") with GE Healthcare Financial Services ("GE"), as administrative agent and a member of the bank syndicate, which included an initial term loan of $80.0 million, a revolving line of credit of $25.0 million, and a delayed draw term loan of $50.0 million. The initial term loan had scheduled quarterly payments through the maturity date of June 30, 2012. The initial term loan bore interest at the Credit Agreement's reference base rate plus 2.00% or LIBOR plus 3.50%. At May 13, 2010 and December 31, 2009, interest rates were 3.81% and 3.75%, respectively. The balance of the initial term loan was $72.0 million at December 31, 2009. The balance was paid in full on May 13, 2010 in connection with the Senior Notes financing.

        The delayed draw term loan included within the Credit Agreement matured June 30, 2012, and had scheduled quarterly payments. The delayed draw term loan bore interest at the Credit Agreement's reference base rate plus 2.00% or LIBOR plus 3.50%. At May 13, 2010 and December 31, 2009, interest rates were 3.81% and 3.75%, respectively. The delayed draw term loan was subject to an unused line fee of 0.75% to be paid monthly. The balance of the delayed draw term loan was $49.8 million at December 31, 2009. The balance was paid in full on May 13, 2010 in connection with the Senior Notes financing.

        The revolving line of credit included within the Credit Agreement matured on August 18, 2011. The revolving line of credit bore interest at the Credit Agreement's reference base rate plus 1.75% or LIBOR plus 3.25%. At May 13, 2010, the interest rate was 5.0%. The revolving line of credit was subject to an unused line fee of 0.50% to be paid monthly. Borrowings against the line were subject to limitations based on certain financial ratios. The maximum borrowing limit based on these ratios was $25.0 million at May 13, 2010 and December 31, 2009. There were no balances outstanding at December 31, 2009 and the revolving line of credit was terminated in connection with the new Revolving Credit Facility.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2010

3. Long-Term Debt (Continued)

Subordinated Debt

        The Company had an $80.0 million Note Purchase Agreement with CDPQ Investments (U.S.), Inc. and ARES Capital Corporation, who are stockholders of the Company, (ARES along with CDPQ are collectively referred to as the "Note Parties"). The Note Purchase Agreement included an initial note of $53.0 million and additional notes (the "Subordinated Delayed Draw") for up to $27.0 million. The initial note and Subordinated Delayed Draw were uncollateralized. The initial note matured August 18, 2013, with principal paid at maturity. The ability to draw additional amounts under the Subordinated Delayed Draw expired in August 2009. The initial note bore interest at 12.5%, 11% of which was due quarterly and 1.5% was deferred and allocated to the principal of the note balance. The balance of the initial note was $55.7 million at December 31, 2009, which included $2.7 million in deferred interest that was allocated to principal. The balance was paid in full on May 13, 2010 in connection with the Senior Notes financing.

        The Subordinated Delayed Draw also matured on August 18, 2013, and bore interest at the same rate as the initial note. The Subordinated Delayed Draw was subject to an unused line fee of 0.5% to be paid monthly. As of December 31, 2009, approximately $18.9 million was outstanding, which included deferred interest of $0.6 million as of December 31, 2009 in deferred interest that was allocated to principal. The balance was paid in full on May 13, 2010 in connection with the Senior Notes financing.

Loan Fees

        As of September 30, 2010 and December 31, 2009, the remaining unamortized balance of deferred loan fees was $8.4 million and $3.8 million, respectively. In connection with the refinancing, deferred loan fees of $2.9 million related to the retired indebtedness were expensed as interest expense in the consolidated statements of operations during the nine months ended September 30, 2010. The Company recorded $8.9 million of deferred debt issuance costs as a result of the issuance of the Senior Secured Notes and Revolving Credit Facility, which will be amortized to interest expense over the term of the respective debt arrangements.

Interest Rate Swap

        The Company had an interest rate swap agreement related to its initial Senior Term Loan with GE. The effect of this agreement was to fix the interest rate exposure to the Company's initial term loan under the Senior Term Loan to 5.18% plus the margin on the term loan.

        At December 31, 2009, the fair value of the Company's interest rate swap was a liability of $3.0 million, which is included in other long-term liabilities in the accompanying consolidated balance sheets. The swap agreement was cancelled in connection with the refinancing in May 2010 resulting in a settlement payment of $2.6 million.

4. Capital Leases

        The Company is the lessee to several lease agreements to purchase software and medical equipment. Interest rates on the leases range from 8.01% to 8.80%. The leases require monthly

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2010

4. Capital Leases (Continued)

principal and interest payments and mature in 2010 through 2014. The leases are collateralized by the equipment leased.

	September 30 2010	December 31 2009
	(In Thousands)
Minimum lease payable	$6,386	$8,044
Less interest	(871)	(1,262)

Present value of minimum lease payments	5,515	6,782
Less current portion	(1,658)	(1,681)

	$3,857	$5,101

5. Unconsolidated Joint Venture

        The condensed financial position and results of operations of the unconsolidated joint venture are as follows (in thousands):

	Nine Months ended September 30,
	2010	2009
Net revenues	$3,152	$4,559
Expenses	1,591	2,049

Net income	$1,561	$2,510

        A summary of the changes in the equity investment in the unconsolidated joint venture is as follows (in thousands):

Balance at December 31, 2009	$3,953
Distributions from joint venture	(539)
Equity interest in net earnings of joint venture	382

Balance at September 30, 2010	$3,796

6. Related-Party Transactions

Transactions with the Chairman of the Board

        The Company has a management services agreement with the Integrated Community Oncology Network, LLC ("ICON"). The Chairman of the Company's Board of Directors is a manager of and equity holder in ICON and a beneficial owner of the Company. We receive a management fee based on a fixed percentage of the earnings, while ICON retains the remaning earnings. Under these agreements, ICON retained $1.7 million and $2.2 million for the nine months ended September 30, 2010 and 2009, respectively.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2010

6. Related-Party Transactions (Continued)

        The Company leases three radiation treatment centers in Florida from entities affiliated with the Chairman of the Board. The Company recorded rent expense related to these centers of approximately $0.5 million for each of the nine months periods ended September 30, 2010 and 2009, respectively.

        The Company has a management services agreement to provide management and administrative services to Cyclotron Center of Northeast Florida, LLC ("Cyclotron") and PET/CT Center of North Florida, LLC ("PET/CT Center") which own, operate, and supply mobile PET/CT units in the same market. The Chairman of the Board has an ownership interest in these companies. The Company recognized revenue associated with this management services agreement of approximately $0.4 million and $0.6 million for the nine months ended September 30, 2010 and 2009, respectively. The Company has accounts receivable due under the management services agreement of $0.2 million and $0.3 million at September 30, 2010 and December 31, 2009, respectively.

        The Company also provides a payroll processing service for PET/CT Center and Cyclotron. The Company recorded receivables for reimbursement of these services of $0.6 million and $0.4 million at September 30, 2010 and December 31, 2009.

        The Company owns a 24.5% interest in Memorial Southside Cancer Center, LLC as does an entity in which the Chairman of the Company's Board of Directors has an ownership interest that also holds a 24.5% interest. The Company records its ownership interest under the equity method of investment in an unconsolidated joint venture as described in Note 5.

Transactions with Other Related Parties

        The Company has also agreed to pay an annual sponsor fee to Genstar Capital, LLC, the beneficial owner of common stock of the Company. The Company paid $1.1 million for each of the nine months ended September 30, 2010 and 2009, respectively, which are included in general and administrative expenses in the accompanying consolidated statements of operations.

        The Company has a management services agreement with Coastal Radiation Oncology Medical Group, Inc. ("Coastal"). Dr. Stella, one of the members of the Company's Board of Directors, is a shareholder of Coastal and also serves as its President. We receive a management fee based on a fixed percentage of the earnings, while Coastal retains the remaining earnings. Under this management services agreement, Coastal retained $5.3 million and $5.8 million for each of the nine months periods ended September 30, 2010 and 2009, respectively.

        The Company leases four radiation oncology treatment centers from entities affiliated with Dr. Stella and leases one facility used for administrative offices and physics services from an entity affiliated with Dr. Stella. The Company recorded rent expense related to these leases of approximately $0.8 million for each of the nine months ended September 30, 2010 and 2009.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2010

7. Guarantors of Debt

        OnCure Holdings, Inc. is the borrower under the Senior Secured Notes, which includes a full, unconditional and joint and several guarantees by the Company's wholly-owned subsidiaries. All of the operating income and cash flow of OnCure Holdings, Inc. is generated by its subsidiaries. As a result, funds necessary to meet the debt service obligations under the senior secured notes are provided by the distributions or advances from the subsidiary companies. Entries necessary to consolidate all of the subsidiary companies are reflected in the Eliminations/Adjustments column. The condensed consolidating financial statements for OnCure Holdings, Inc., the guarantors and the non-guarantors are as follows:

Consolidating Balance Sheets
For the Nine Months Ended September 30, 2010
(In Thousands)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Assets
Current assets:
Cash	$—	$17,666	$—	$—	$17,666
Accounts receivable, less allowances of $827	—	18,186	—	—	18,186
Deferred income taxes	—	1,063	—	—	1,063
Other current assets and prepaid expenses	—	5,761	—	—	5,761

Total current assets	—	42,676	—	—	42,676
Property and equipment, net	—	36,749	—	—	36,749
Goodwill	—	174,353	—	—	174,353
Intangibles and other assets	—	66,468	—	—	66,468
Intercompany receivable	206,579	(206,201)	(378)	—	—
Investment in subsidiaries	71,991	127	—	(72,118)	—
Assets of discontinued operations	—	—	632	—	632

Total assets	$278,570	$114,172	$254	$(72,118)	$320,878

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$9,286	$11,065	$—	$—	$20,351
Current portion of long-term debt and capital leases	—	1,855	—	—	1,855
Other current liabilities	—	577	—	—	577
Current liabilities of discontinued operations	—	—	127	—	127

Total current liabilities	9,286	13,497	127	—	22,910
Long-term debt, net of discount of $3,522, less current portion	206,478	—	—	—	206,478
Capital leases, less current portion	—	3,857	—	—	3,857
Other long-term liabilities	—	2,246	—	—	2,246
Deferred income tax assets and liabilities	(3,392)	22,581	—	—	19,189

Total liabilities	212,372	42,181	127	—	254,680
Stockholders' equity (deficit)	66,198	71,991	127	(72,118)	66,198

Total liabilities and stockholders' equity (deficit)	$278,570	$114,172	$254	$(72,118)	$320,878

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2010

7. Guarantors of Debt (Continued)

Consolidating Balance Sheets
For the Twelve Months Ended December 31, 2009
(In Thousands, Except Share and Per Share Amounts)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Assets
Current assets:
Cash	$—	$5,365	$—	$—	$5,365
Accounts receivable, less allowances of $640	—	21,151	—	—	21,151
Deferred income taxes	—	1,063	—	—	1,063
Other current assets and prepaid expenses	—	5,379	—	—	5,379

Total current assets	—	32,958	—	—	32,958
Property and equipment, net	—	41,959	—	—	41,959
Goodwill	—	174,353	—	—	174,353
Intangibles and other assets	—	67,304	—	—	67,304
Intercompany receivable	51	300	(351)	—	—
Investment in subsidiaries	74,051	128	—	(74,179)	—
Assets of discontinued operations	—	—	612	—	612

Total assets	$74,102	$317,002	$261	$(74,179)	$317,186

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$—	$9,866	$—	$—	$9,866
Current portion of long-term debt and capital leases	—	3,483	—	—	3,483
Other current liabilities	—	333	—	—	333
Current liabilities of discontinued operations	—	—	133	—	133

Total current liabilities	—	13,682	133	—	13,815
Long-term debt, less current portion	—	194,860	—	—	194,860
Capital leases, less current portion	—	5,101	—	—	5,101
Other long-term liabilities	—	5,239	—	—	5,239
Deferred income tax liabilities	—	24,069	—	—	24,069

Total liabilities	—	242,951	133	—	243,084
Stockholders' equity (deficit)	74,102	74,051	128	(74,179)	74,102

Total liabilities and stockholders' equity (deficit)	$74,102	$317,002	$261	$(74,179)	$317,186

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2010

7. Guarantors of Debt (Continued)

Consolidating Statement of Operations
For the Nine Months Ended September 30, 2010
(In Thousands)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations/ Adjustments	Total
Net revenue	$—	$74,152	$—	$—	$74,152
Total operating expenses	—	68,165	—	—	68,165

Income (loss) from operations	—	5,987	—	—	5,987
Total other expense, net	(9,286)	(10,059)	—	—	(19,345)

Loss from continuing operations before income taxes	(9,286)	(4,072)	—	—	(13,358)
Income tax benefit	3,392	1,488	—	—	4,880

Income (loss) before equity in earnings of unconsolidated subsidiaries	(5,894)	(2,584)	—	—	(8,478)
Equity in losses of subsidiaries	(2,584)	—	—	2,584	—

Net (loss) income	$(8,478)	$(2,584)	$—	$2,584	$(8,478)

Consolidating Statement of Operations
For the Nine Months Ended September 30, 2009
(In Thousands)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations/ Adjustments	Total
Net revenue	$—	$81,766	$—	$—	$81,766
Total operating expenses	—	65,178	—	—	65,178

Income (loss) from operations	—	16,588	—	—	16,588
Total other expense, net	—	(13,017)	—	—	(13,017)

(Loss) income from continuing operations before income taxes	—	3,571	—	—	3,571
Income tax expense	—	(1,963)	—	—	(1,963)

(Loss) income before equity in earnings of unconsolidated subsidiaries	—	1,608	—	—	1,608
Equity in earnings of subsidiaries	1,608	—	—	(1,608)	—

Net income (loss)	$1,608	$1,608	$—	$(1,608)	$1,608

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2010

7. Guarantors of Debt (Continued)

Consolidating Statements of Cash Flow
For the Nine Months Ended September 30, 2010
(In Thousands)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations/ Adjustments	Total
Operating activities
Net (loss) income	$(8,478)	$(2,584)	$—	$2,584	$(8,478)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in unconsolidated joint venture	—	(382)	—	—	(382)
Depreciation and amortization	—	13,830	—	—	13,830
Debt extinguishment costs	—	2,932	—	—	2,932
Deferred income tax provision	(3,392)	(1,488)	—	—	(4,880)
Other, net	—	3,671	—	—	3,671
Changes in operating assets and liabilities	11,870	(47)	—	(2,584)	9,239

Net cash provided by operating activities	—	15,932	—	—	15,932
Investing activities
Purchases of property and equipment	—	(3,850)	—	—	(3,850)
Distribution received from unconsolidated joint venture	—	539	—	—	539

Net cash used in investing activities	—	(3,311)	—	—	(3,311)
Financing activities
Proceeds from issuance of debt	—	206,348	—	—	206,348
Payment of debt issuance costs	—	(8,936)	—	—	(8,936)
Principal repayments of debt	—	(196,464)	—	—	(196,464)
Principal repayments of capital leases	—	(1,268)	—	—	(1,268)

Net cash used in financing activities	—	(320)	—	—	(320)
Net increase in cash	—	12,301	—	—	12,301
Cash, beginning of period	—	5,365	—	—	5,365

Cash, end of period	$—	$17,666	$—	$—	$17,666

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2010

7. Guarantors of Debt (Continued)

Consolidating Statements of Cash Flow
For the Nine Months Ended September 30, 2009
(In Thousands)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations/ Adjustments	Total
Operating activities
Net income (loss)	$1,608	$1,608	$—	$(1,608)	$1,608
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in unconsolidated joint venture	—	(616)	—	—	(616)
Depreciation and amortization	—	14,118	—	—	14,118
Deferred income tax provision	—	1,963	—	—	1,963
Other, net	—	3,689	—	—	3,689
Changes in operating assets and liabilities	(1,608)	(8,543)	—	1,608	(8,543)

Net cash provided by operating activities	—	12,219	—	—	12,219
Investing activities
Purchases of property and equipment	—	(5,494)	—	—	(5,494)
Distribution received from unconsolidated joint venture	—	972	—	—	972

Net cash used in investing activities	—	(4,522)	—	—	(4,522)
Financing activities
Principal repayments of debt	—	(906)	—	—	(906)
Principal repayments of capital leases	—	(1,187)	—	—	(1,187)
Net (repayments) draws on line of credit	—	(12,000)	—	—	(12,000)
Proceeds from exercise of stock options	—	83	—	—	83

Net cash used in financing activities	—	(14,010)	—	—	(14,010)
Net decrease in cash	—	(6,313)	—	—	(6,313)
Cash, beginning of period	—	9,346	—	—	9,346

Cash, end of period	$—	$3,033	$—	$—	$3,033

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
OnCure Holdings, Inc.

        We have audited the accompanying consolidated balance sheets of OnCure Holdings, Inc. and Subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows each of the years in the three year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and cash flows each of the years in the three year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Denver, Colorado
March 18, 2010, Except for Note 15 as to which the date is
October 21, 2010

OnCure Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except Share and Per Share Amounts)

	December 31
	2009	2008
Assets
Current assets:
Cash	$5,365	$9,346
Accounts receivable, less allowances of $640 and $555, respectively	21,151	20,696
Deferred income taxes	1,063	1,717
Prepaid expenses	3,183	1,450
Other current assets	2,196	617

Total current assets	32,958	33,826
Property and equipment, net	41,959	46,953
Goodwill	174,353	174,351
Management service agreements, net	58,769	65,690
Other assets, net	8,535	10,567
Assets of discontinued operations	612	638

Total assets	$317,186	$332,025

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$3,172	$2,848
Accrued expenses	6,694	9,675
Current portion of long-term debt	1,802	1,250
Current portion of obligations under capital leases	1,681	1,572
Other current liabilities	333	478
Current liabilities of discontinued operations	133	72

Total current liabilities	13,815	15,895
Long-term debt, less current portion	194,860	207,224
Capital leases, less current portion	5,101	6,737
Other long-term liabilities	5,239	6,883
Deferred income tax liabilities	24,069	23,566

Total liabilities	243,084	260,305
Stockholders' equity:
Preferred stock, $0.001 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized, 26,317,675 and 26,294,035 shares issued and outstanding, respectively	26	26
Additional paid-in capital	95,735	94,708
Accumulated deficit	(21,659)	(23,014)

Total stockholders' equity	74,102	71,720

Total liabilities and stockholders' equity	$317,186	$332,025

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(In Thousands)

	Year Ended December 31
	2009	2008	2007
Net revenue	$106,757	$108,684	$85,718
Cost of operations:
Salaries and benefits	35,738	37,933	33,533
Depreciation and amortization	18,718	18,110	15,662
Management fees	1,500	1,500	1,500
General and administrative expenses	30,638	38,196	27,634

Total operating expenses	86,594	95,739	78,329

Income from operations	20,163	12,945	7,389
Other income (expense):
Interest expense	(16,726)	(18,258)	(17,486)
Loss on interest rate swap	(916)	(3,372)	(1,860)
Equity interest in net earnings of joint venture	738	1,144	959
Interest and other (expense) income, net	(250)	200	(52)

Total other expense	(17,154)	(20,286)	(18,439)

Income (loss) from continuing operations before income taxes	3,009	(7,341)	(11,050)

Income tax (expense) benefit	(1,654)	2,990	3,920

Income (loss) from continuing operations	1,355	(4,351)	(7,130)
Discontinued operations, net of tax:
Impairment loss resulting from discontinued operations	—	(4,065)	—
Income from discontinued operations	—	29	155

Net income (loss)	$1,355	$(8,387)	$(6,975)

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(In Thousands, Except Share Amounts)

	Preferred Stock		Common Stock
					Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2007	90,240	$—	25,974,370	$26	$93,612	$(7,633)	$86,005
Redemption of preferred stock	(90,240)	—	—	—	(316)	—	(316)
Issuance of common stock	—	—	147,500	—	241	—	241
Stock-based compensation	—	—	—	—	255	—	255
Preferred stock dividend	—	—	—	—	—	(19)	(19)
Net loss	—	—	—	—	—	(6,975)	(6,975)

Balance at December 31, 2007	—	—	26,121,870	26	93,792	(14,627)	79,191
Issuance of common stock	—	—	172,165	—	112	—	112
Stock-based compensation	—	—	—	—	804	—	804
Net income and comprehensive income	—	—	—	—	—	(8,387)	(8,387)

Balance at December 31, 2008	—	—	26,294,035	26	94,708	(23,014)	71,720
Issuance of common stock	—	—	23,640	—	83	—	83
Stock-based compensation	—	—	—	—	944	—	944
Net income and comprehensive income	—	—	—	—	—	1,355	1,355

Balance at December 31, 2009	—	$—	26,317,675	$26	$95,735	$(21,659)	$74,102

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31
	2009	2008	2007
Operating activities
Net income (loss)	$1,355	$(8,387)	$(6,975)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in unconsolidated joint venture	(738)	(1,144)	(959)
Depreciation	11,917	11,347	9,099
Amortization	6,801	6,763	6,563
Amortization of loan fees and deferred interest expense	2,588	2,462	2,149
Impairment loss resulting from discontinued operations	—	4,065	—
Deferred income tax provision	1,290	(3,374)	(3,929)
Stock-based compensation	944	804	255
Provision for doubtful accounts	2,148	1,886	1,276
Change in fair value of interest rate swap	(1,669)	2,305	1,954
Other, net	575	430	468
Changes in operating assets and liabilities:
Accounts receivable	(2,603)	(8,600)	(514)
Prepaid expenses and other current assets	(2,888)	383	(921)
Other noncurrent assets	(28)	715	(804)
Accounts payable and accrued expenses	(2,783)	3,089	(718)
Other current liabilities	(145)	(2,075)	2,810
Other long-term liabilities	21	(425)	2,082
Cash flow from discontinued operations	88	476	(274)

Net cash provided by operating activities	16,873	10,720	11,562
Investing activities
Purchases of property and equipment	(7,177)	(14,190)	(8,064)
Acquisition of radiation centers	(2)	(46,498)	(21,131)
Proceeds from the sale of equity interest in joint venture	—	—	3,303
Distribution received from unconsolidated joint venture	1,205	1,434	426
Contribution of capital to joint venture entities	—	—	(972)

Net cash used in investing activities	(5,974)	(59,254)	(26,438)
Financing activities
Proceeds from issuance of debt	—	47,180	21,100
Principal repayments of debt	(1,373)	(1,042)	(3,924)
Principal repayments of capital leases	(1,590)	(1,377)	(598)
Net (repayments) draws on line of credit	(12,000)	12,000	—
Proceeds from issuance of common stock	—	—	35
Redemption of preferred stock	—	—	(316)
Proceeds from exercise of stock options	83	112	206
Noncontrolling interest in partnership distributions	—	—	(357)
Distributions to stockholders	—	—	(19)
Distributions for contingent liability earn out	—	—	(948)

Net cash (used in) provided by financing activities	(14,880)	56,873	15,179
Net (decrease) increase in cash	(3,981)	8,339	303
Cash, beginning of year	9,346	1,007	704

Cash, end of year	$5,365	$9,346	$1,007

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest paid	$18,337	$16,826	$14,997
Income taxes paid, net	384	13	13
Supplemental disclosure of noncash transactions
Fixed assets purchased through capital leases	$—	$—	$6,425

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2009

1. Organization and Business Summary

        OnCure Holdings, Inc. and Subsidiaries (collectively, the Company or OnCure) is a Delaware corporation formed in 2006 to acquire 100% of the issued and outstanding common stock of Oncure Medical Corp. (the Merger). OnCure is substantially owned by funds managed by Genstar Capital, LLC. The Company has 1,000,000 shares of authorized preferred stock of which none is issued or outstanding.

        OnCure is principally engaged in providing capital equipment and business management services to radiation oncology physician groups (Groups) that treat patients at cancer centers (Centers). The Company owns the Centers' assets and provides services to the Groups through exclusive, long-term management services agreements. OnCure provides the Groups with oncology business management expertise and new technologies including radiation oncology equipment and related treatment software. Business services that OnCure provides to the Groups include non-physician clinical and administrative staff, operations management, purchasing, managed care contract negotiation assistance, reimbursement, billing and collecting, information technology, human resource and payroll, compliance, accounting, and treasury. Under the terms of the management service agreements, the Company is reimbursed for certain operating expenses of each Center and earns a monthly management fee from each Group that is primarily based on a predetermined percentage of each Group's earnings before interest, income taxes, depreciation, and amortization (EBITDA). The Company manages the radiation oncology business operations of six Groups in Florida, seven Groups in California, and one Group in Indiana for a fee that ranges from 50% to 60% of EBITDA.

        The Company has evaluated subsequent events through March 18, 2010, the date the consolidated financial statements were available for issuance.

2. Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company consolidates variable interest entities if the Company is the primary beneficiary of the activities of those entities. The Company has determined that none of its existing management services agreements with its Groups meet the requirements for consolidation under U.S. generally accepted accounting principles. Specifically, the Company does not have an equity ownership interest in any of the Groups. Furthermore, the Company's service agreements specifically do not give the Company "control" of the Groups as the Company does not have exclusive authority over decision making and the Company does not have a financial interest in the Groups. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

        Certain previously reported financial information has been reclassified to conform to the current presentation. Such reclassifications did not materially affect the Company's consolidated financial condition, net loss, or cash flows as previously reported.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of the Company's consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosures at the date of the consolidated financial statements.

        Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. Consequently, actual results may differ from those estimated amounts used in the preparation of the consolidated financial statements.

Net Revenue

        Net revenue is recorded at the amount earned by the Company under the management services agreements when services are rendered by the Groups. Services rendered by the respective Groups are billed by the Company, as the exclusive billing agent of the Groups, to patients, third-party payors, and others. As differences between the Groups' revenues and the expected payments are identified based on actual final settlements, an adjustment to the Groups' revenues is made as a change in estimate. As a result of these changes to the Groups' revenues and related EBITDA, the Company's net revenue increased by approximately $0.2 million, $1.8 million and $1.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. Amounts distributed to the Groups for their services under the terms of the management services agreements totaled $30.4 million, $31.1 million and $24.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008, amounts payable to the Groups for their services of $2.9 million and $2.7 million, respectively, were included in accrued expenses.

        The Groups derive a significant portion of revenue from amounts billed to Medicare, Medicaid, and other payors that receive discounts from the Groups' approved gross billing amount. As the Company is not a medical provider, all contracts are between the Group and the responsible parties, but the negotiation of contract terms is one of the business services provided by the Company under its management services agreements. The Company must estimate the total amount of these discounts, which reduce revenue for both the Groups and the Company, to prepare its consolidated financial statements. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and subject to interpretation and adjustment. Additionally, updated regulations and contract renegotiations occur frequently, necessitating regular review and assessment of the estimation process by management.

        During 2009, 2008 and 2007, approximately 44%, 46% and 50%, respectively, of the Groups' revenues related to services rendered under the Medicare and Medicaid programs. In the ordinary course of business, the Company, as the Group's billing agent, and the Groups are potentially subject

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. Significant Accounting Policies (Continued)

to a review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation of procedures performed. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that estimates will change by a material amount in the near term.

        The Company has two management agreements that generated approximately 23% and 13% of revenue, respectively, for the year ended December 31, 2009, 24% and 14% of revenue, respectively, for the year ended December 31, 2008, and 26% and 16% of revenue, respectively, for the year ended December 31, 2007.

Cash and Cash Equivalents

        The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents.

Accounts Receivable, Net

        Accounts receivable are assigned by the Groups to the Company and are reported net of estimated allowances for doubtful accounts and contractual adjustments.

        Reimbursements relating to health care accounts receivable, particularly governmental receivables, are complex, change frequently, and could, in the future, adversely impact the Company's ability to collect accounts receivable and the accuracy of estimates.

        Accounts receivables are estimated at their net realizable value, which in management's judgment is the amount that the Company expects to collect, taking into account contractual agreements that reduce gross fees billed and allowances for doubtful accounts that may otherwise be uncollectible. Accounts receivable are uncollateralized and primarily consist of amounts due from third-party payors and patients. If the Company determines that accounts are uncollectible, the management services agreements require the Group to reimburse the Company for the additional uncollectible amount. Such reimbursement reduces the Group's earnings for the applicable period. Because the Company's management fees are primarily based upon the Group's earnings, this adjustment would also reduce the Company's management fees.

        The amount of the allowance for doubtful accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, trends in federal and state government health care coverage, and other collection indicators. The primary tool used in management's assessment is a monthly, detailed review of historical collections and write-offs of accounts receivable. The results of the detailed review of historical collections and write-off experience, adjusted for changes in trends and conditions, are used to evaluate the allowance amount for the current period. Accounts receivable are written-off after collection efforts have been followed in accordance with the Company's policies.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. Significant Accounting Policies (Continued)

        A summary of the activity in the allowance for doubtful accounts is as follows (in thousands):

	Year Ended December 31
	2009	2008
Balance, beginning of year	$555	$161
Additions charged to provision for bad debts	2,148	1,886
Accounts receivable written-off (net of recoveries)	(2,063)	(1,492)

Balance, end of year	$640	$555

Property and Equipment

        Property and equipment are recorded at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the life of the lease. Amortization of assets under capital lease obligations is included in depreciation and amortization in the accompanying consolidated statements of operations.

        Major asset classifications and useful lives are as follows:

Buildings	7 years
Clinical medical equipment	5 - 10 years
Office, computer, and telephone equipment	2 - 10 years

        Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated.

Management Services Agreements, Net

        Management services agreements represent the intangible assets that were purchased in the Merger. In connection with the Merger, existing services agreements were recorded at their estimated fair values based upon an independent valuation. The agreements are noncancelable except for performance defaults that are subject to various notice and cure periods.

        The Company amortizes the management services agreement intangible assets on a straight-line basis over the term of each agreement, including one renewal option period, which range from 4 to 24 years (see Note 4).

Long-Lived Assets

        Property and equipment that is intended to be held and used by the Company and management services agreement intangible assets are reviewed to determine whether any events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable. If factors exist that indicate the carrying amounts of the assets may not be recoverable from estimated future cash flows, the Company determines whether an impairment has occurred through the use of an undiscounted cash

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. Significant Accounting Policies (Continued)

flow analysis and, if necessary, would recognize a loss for the difference between the carrying amounts and the fair values of the assets. Impairment analysis is subjective and assumptions regarding future growth rates and operating expense levels can have a significant impact on the expected future cash flows and impairment analysis.

        The Company recorded an impairment loss from discontinued operations in its consolidated statement of operations for the year ended December 31, 2008 (see Note 5).

        The Company has determined that there have been no other events or changes in circumstances to indicate the carrying amount of the assets may not be recoverable, thus no other impairment was recorded.

Goodwill

        The Company tests for the impairment of goodwill on at least an annual basis, or whenever events or changes in circumstances indicate its carrying value might not be recoverable. The provisions require that a two-step impairment test be performed on goodwill. In the first step, the fair value of the Company is compared to the carrying value of the net assets. Fair value is estimated using discounted cash flows and other market-related valuation models. If the fair value of the Company exceeds the carrying value of the net assets, goodwill is considered not to be impaired and the Company is not required to perform further testing.

        If the carrying value of the net assets exceeds the fair value of the Company, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the Company's goodwill. If the carrying value of the goodwill exceeds its implied fair value, the Company would record an impairment loss equal to the difference.

        The Company recorded a goodwill impairment loss from discontinued operations in its consolidated statement of operations for the year ended December 31, 2008 (see Note 5).

        No other goodwill impairment loss was recognized for the years ended December 31, 2009, 2008 or 2007.

Purchase Price Allocation

        The purchase price allocation for acquisitions requires use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible assets acquired and liabilities assumed based on their respective fair values. Such fair value estimates, which consider market participant assumptions, include, but are not limited to, estimating future cash flows and developing appropriate discount rates. The operating results of acquired entities are included in the Company's consolidated statements of operations from the date of acquisition.

Other Assets, Net

        Other assets consist primarily of deferred debt financing costs, which are capitalized and amortized to interest expense over the terms of the related debt agreements, and investments in unconsolidated subsidiaries.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. Significant Accounting Policies (Continued)

Income Taxes

        The income tax benefit represents the estimated current and deferred federal and state income taxes. Deferred taxes arise primarily from the recognition of revenues and expenses in different periods for income tax and financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The impact of a tax position is recognized when it is more than likely than not to be sustained on audit. The benefit recognized is the largest amount that is more likely than not to be sustained. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more likely than not to be realized.

Stock-Based Compensation

        The Company recognizes compensation expense in its consolidated statements of operations for all share-based payment awards to employees and directors. The fair value of share-based payment awards is estimated at the grant date using an option pricing model, and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period, which is generally the vesting period.

        The Company adopted the "simplified method" to determine the expected term for "plain vanilla" options in its Black-Scholes-Merton option pricing model. The "simplified method" states that the expected term is equal to the average of the vesting term plus the contract term of the option.

        The Company uses the Black-Scholes-Merton option pricing model to estimate the fair value of share-based awards and recognizes share-based compensation costs over the vesting period using the straight-line single option method. Because the Company does not have publicly traded equity, the Company has developed a volatility assumption to be used for option valuation based upon an index of publicly traded peer companies. In selecting comparable companies, the Company looked at several factors including industry and size in terms of market capitalization.

        The Company bases the risk-free interest rate on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms.

        Share-based compensation is recognized only for those awards that are ultimately expected to vest. The Company records compensation expense, net of estimated forfeitures, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

Fair Value of Financial Instruments

        The Company's receivables, payables, prepaids, and accrued liabilities are current assets and obligations on normal terms and, accordingly, the recorded values are believed by management to approximate fair value due to the short-term maturity of these instruments. The carrying value of the Company's long-term debt approximates fair value due to the variable interest rate.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. Significant Accounting Policies (Continued)

Interest Rate Swap Agreements

        The Company entered into an interest rate swap agreement to reduce the impact of changes in interest rates on its floating-rate Credit Agreement (see Note 6). The interest rate swap agreement is a contract to exchange floating-rate interest payments for fixed-interest payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amount of the interest rate swap agreement is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The Company's interest rate swap agreement was not designated for and did not qualify for hedge accounting. Therefore, any differential paid or received on the interest rate swap agreement is recognized as gain (loss) on interest rate swap in the consolidated statements of operations. The fair value of the swap is recorded in the accompanying consolidated financial statements utilizing inputs observable in active markets, such as interest rates. The related liability was included in other long-term liabilities in the consolidated balance sheets.

Segment Information

        The Company's business of providing capital equipment and business management services to Groups that treat patients at Centers comprises a single reportable operating segment.

Recent Accounting Pronouncements

        On January 1, 2010, the Company is required to adopt new accounting requirements for the consolidation of variable interest entities. Variable interest entities are those entities that require additional financial support beyond that provided by traditional equity holders. The new consolidation guidance will require consideration of whether the Company has the power to direct the activities that most significantly impact each entities' economic performance. These new requirements are not expected to have a significant impact on our consolidated financial position, results of operations and cash flows.

3. Property and Equipment

        The Company's property and equipment consisted of the following (in thousands):

	December 31
	2009	2008
Buildings and leasehold improvements	$6,531	$6,114
Furniture and fixtures	5,022	3,985
Medical equipment	63,906	59,373

	75,459	69,472
Less accumulated depreciation and amortization	(33,500)	(22,519)

	$41,959	$46,953

        Depreciation expense was approximately $11.9 million, $11.3 million and $9.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

3. Property and Equipment (Continued)

        Capital leased assets included in property and equipment are as follows (in thousands):

	December 31
	2009	2008
Medical equipment	$11,810	$11,810
Less accumulated depreciation	(3,719)	(2,278)

	$8,091	$9,532

        The portion of depreciation expense relating to capital lease equipment was approximately $1.4 million, $1.4 million and $0.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. Depreciation expense for capital leased assets is included in depreciation and amortization expense in the consolidated statements of operations.

4. Goodwill and Management Services Agreements

        Management services agreement intangible assets consist of the following (in thousands):

	December 31
	2009	2008
Cost	$82,110	$82,110
Less accumulated amortization	(23,341)	(16,420)

Carrying value	$58,769	$65,690

        Amortization expense was $6.9 million, $7.0 million and $7.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. The weighted-average amortization period is 10 years.

        The estimated aggregate future amortization expense for management services agreement intangible assets is as follows at December 31, 2009 (in thousands):

2010	$6,846
2011	6,628
2012	6,143
2013	5,371
2014	5,107
Thereafter	28,674

$58,769

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

4. Goodwill and Management Services Agreements (Continued)

        The following table summarizes changes in the Company's goodwill (in thousands):

	December 31
	2009	2008
Balance, beginning of year	$174,351	$134,340
Acquisition of new Centers	2	42,972
Disposal of Sonora joint venture	—	(2,961)

Balance, end of year	$174,353	$174,351

5. Discontinued Operations

        The Company ceased operations at the Sonora Regional Cancer Center as of June 30, 2008, and placed Sonora's tangible assets in storage. The Company impaired the intangible asset related to the management services agreement for Sonora and the value of Sonora's clinical medical and office equipment to estimated net realizable value based on market price for similar assets and recognized an impairment loss from the discontinued operation for the intangible assets and property, plant, and equipment of approximately $2.4 million ($0.5 million of which was attributable to the joint venture partner) in the Company's consolidated statement of operations for the year ended December 31, 2008. The Company also recorded an impairment loss from the discontinued operation of approximately $3.0 million representing the reduction in value of goodwill allocable to Sonora. The impairment charges are recorded net of the $0.8 million of related income tax benefit. At December 31, 2008 and 2007, the operating results of the discontinued Sonora joint venture resulted in net revenue of $0.8 million and $2.2 million and net income of $0.03 million and $0.2 million, respectively.

6. Long-Term Debt

        The Company's long-term debt consisted of the following (in thousands):

	December 31
	2009	2008
Senior term loan	$121,750	$135,000
Subordinated debt	74,610	73,474
Note payable	302	—

	196,662	208,474
Less current portion of long-term debt	(1,802)	(1,250)

	$194,860	$207,224

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

6. Long-Term Debt (Continued)

        Scheduled maturities of indebtedness for the next five years are as follows at December 31, 2009 (in thousands):

2010	$1,802
2011	60,500
2012	59,750
2013	74,610

$196,662

        The principal terms of the agreements that govern the Company's outstanding indebtedness are summarized below:

Senior Term Loan

        The Company has a $155.0 million Second and Amended Restated Credit Agreement (Credit Agreement) with GE Healthcare Financial Services (GE), as administrative agent and a member of the bank syndicate, which includes an initial term loan of $80.0 million, a revolving line of credit of $25.0 million, and a delayed draw term loan of $50.0 million. The initial term loan has scheduled quarterly payments through the maturity date of June 30, 2012. The initial term loan bears interest at the Credit Agreement's reference base rate plus 2.00% or LIBOR plus 3.50%. At December 31, 2009 and 2008, interest rates were 3.75% and 4.75%, respectively. The balance of the initial term loan was $72.0 million and $73.0 million at December 31, 2009 and 2008, respectively.

        The delayed draw term loan included within the Credit Agreement matures June 30, 2012, and has scheduled quarterly payments. The delayed draw term loan bears interest at the Credit Agreement's reference base rate plus 2.00% or LIBOR plus 3.50% at December 31, 2009. At December 31, 2009 and 2008, interest rates were 3.75% and 4.75%, respectively. The delayed draw term loan is subject to an unused line fee of 0.75% to be paid monthly. The balance of the delayed draw term loan was $49.8 million and $50.0 million at December 31, 2009 and 2008, respectively. The Company has the ability to request that the maximum available principal amount of the delayed draw term loan be increased by $15.0 million.

        The revolving line of credit included within the Credit Agreement matures on August 18, 2011. The revolving line of credit bears interest at the Credit Agreement's reference base rate plus 1.75% or LIBOR plus 3.25% at December 31, 2009. At December 31, 2009, the interest rate was 5.0%. The revolving line of credit is subject to an unused line fee of 0.50% to be paid monthly. Borrowings against the line are subject to limitations based on certain financial ratios. The maximum borrowing limit based on these ratios was $25.0 million at December 31, 2009 and 2008. The balance of the revolving line of credit was $0 and $12.0 million at December 31, 2009 and 2008, respectively.

        The Credit Agreement is secured by a pledge of substantially all of the Company's tangible and intangible assets, including accounts receivable, and requires that borrowings and other amounts due under it be guaranteed by the Company's existing and future subsidiaries.

        The Credit Agreement also requires that the Company make mandatory prepayments of outstanding borrowings beginning with the fiscal year ending December 31, 2006, accompanied by a

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

6. Long-Term Debt (Continued)

corresponding reduction in the maximum amount of borrowings available under the term loans, with 75% of excess cash flow, as defined by the agreement, net proceeds from insurance recoveries, asset sales, and the issuance of equity or debt securities, subject to specified exceptions.

        The Credit Agreement includes a number of restrictive covenants including limitations on the Company's leverage and capital expenditures, limitations on acquisitions, and requirements that the Company maintain minimum "Adjusted EBITDA" and minimum ratios of "Adjusted EBITDA" to fixed charges and interest expense. Additionally, it restricts the Company's ability to pay dividends on its capital stock and contains customary events of default, including an event of default upon a change in control.

Subordinated Debt

        The Company has an $80.0 million Note Purchase Agreement with CDPQ Investments (U.S.), Inc. and ARES Capital Corporation, who are stockholders of the Company, (ARES along with CDPQ are collectively referred to as the Note Parties). The Note Purchase Agreement includes an initial note of $53.0 million and additional notes (the Subordinated Delayed Draw) for up to $32.0 million. The initial note and Subordinated Delayed Draw are uncollateralized. The initial note matures August 18, 2013, with principal paid at maturity. The ability to draw additional amounts under the Subordinated Delayed Draw expired in August 2009. The initial note bears interest at 12.5%, 11% of which is due quarterly and 1.5% is deferred and allocated to the principal of the note balance. The balance of the initial note was $55.7 million and $54.9 million at December 31, 2009 and 2008, respectively, which includes $2.7 million and $1.9 million, respectively, in deferred interest that was allocated to principal.

        The Subordinated Delayed Draw also matures on August 18, 2013, and bears interest at the same rate as the initial note. The Subordinated Delayed Draw is subject to an unused line fee of 0.5% to be paid monthly. As of December 31, 2009 and 2008, approximately $18.9 million and $18.5 million, respectively, were outstanding. The outstanding balance includes deferred interest of $0.6 million and $0.3 million as of December 31, 2009 and 2008, respectively, in deferred interest that was allocated to principal.

        The Note Purchase Agreement requires that, after all obligations under the Credit Agreement have been paid, the Company make mandatory prepayments of outstanding borrowings under the Subordinated Delayed Draw beginning with the fiscal year ending December 31, 2007. The mandatory prepayment is accompanied by a corresponding reduction in the maximum amount of borrowings available under the term loans. Prepayments are to be made in an amount equal to 75% of excess cash flow for such fiscal year, as defined by the Note Purchase Agreement. There were no mandatory prepayments required as of December 31, 2009 and 2008.

        The Note Purchase Agreement includes a number of restrictive covenants including restrictions on the Company's ability to incur additional debt and liens, become party to contingent liabilities, and purchase shares of and pay dividends on its capital stock. In addition, the Note Purchase Agreement contains customary events of default, including an event of default upon a change in control. As of December 31, 2009, no events of default have occurred with respect to any of the Company's debt agreements.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

6. Long-Term Debt (Continued)

Loan Fees

        As of December 31, 2009 and 2008, the remaining unamortized balance of deferred loan fees was $3.8 million and $5.2 million, respectively. Deferred loan fee costs of $1.5 million, $1.5 million and $1.4 million were amortized to interest expense during the years ended December 31, 2009, 2008 and 2007, respectively.

Interest Rate Swap

        The Company has an interest rate swap agreement related to its initial term loan with GE. The notional amount of the swap agreement was $57.0 million at December 31, 2009. The effect of this agreement is to fix the interest rate exposure to the Company's initial term loan under the Senior Term Loan to 5.18% plus the margin on the term loan (3.50% at December 31, 2009).

        The swap agreement matures in March 2011 and contains cross-default provisions to other obligations of the Company and, specifically, the initial term loan with GE. All covenants and provisions of the initial term loan agreement are incorporated in the interest rate swap contract. Collateral under the initial term loan agreement also collateralizes the swap agreement.

        The fair value of the interest rate swap agreement is the estimated amount the Company would receive or pay to terminate the agreement at December 31, 2009, taking into account current interest rates and the current creditworthiness of the counterparties. At December 31, 2009 and 2008, the fair value of the Company's interest rate swap was a liability of $3.0 million and $4.7 million, respectively, which is included in other long-term liabilities in the accompanying consolidated balance sheets. The interest rate swap agreement does not qualify as a hedge. Accordingly, the changes in the fair value of the Company's interest rate swap for the years ended December 31, 2009, 2008 and 2007, was a gain of $1.7 million, a loss of $2.3 million and a loss of $2.0 million, respectively, included as other expense in the Company's consolidated statements of operations.

7. Capital Leases

        The Company is the lessee to several lease agreements to purchase software and medical equipment. Interest rates on the leases range from 8.01% to 8.80%. The leases require monthly principal and interest payments and mature in 2010 through 2014. The leases are collateralized by the equipment leased.

	December 31
	2009	2008
	(In Thousands)
Minimum lease payable	$8,044	$10,199
Less interest	(1,262)	(1,890)

Present value of minimum lease payments	6,782	8,309
Less current portion	(1,681)	(1,572)

	$5,101	$6,737

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

7. Capital Leases (Continued)

        The aggregate amount of future lease payments under capital leases consist of the following at December 31, 2009 (in thousands):

2010	$2,182
2011	1,968
2012	1,579
2013	1,417
2014	898

$8,044

8. Income Taxes

        The federal and state income tax (provision) benefit from continuing operations is summarized as follows (in thousands):

	Year Ended December 31
	2009	2008	2007
Current:
Federal	$(105)	$(180)	$—
State	(259)	(204)	(9)

	(364)	(384)	(9)
Deferred:
Federal	(1,170)	2,965	3,366
State	(120)	409	563

	(1,290)	3,374	3,929

Income tax (expense) benefit	$(1,654)	$2,990	$3,920

        A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate on income from continuing operations before income taxes for the years ended December 31 are as follows:

	Year Ended December 31
	2009	2008	2007
Federal statutory rate	(34.0)%	34.0%	34.0%
State income taxes, net of federal benefit	(4.9)	4.1	4.9
Prior-year return adjustment and other	(2.6)	5.3	—
Other permanent differences	(13.5)	(2.7)	(3.4)

Income tax (expense) benefit	(55.0)%	40.7%	35.5%

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

8. Income Taxes (Continued)

        The tax effects of significant items comprising the Company's deferred taxes as of December 31 are as follows (in thousands):

	December 31
	2009	2008
Deferred tax assets:
Net operating loss carryforwards	$4,093	$5,664
Accrued wages and benefits	580	1,603
Interest rate swap and other liabilities	2,129	2,777
Allowance for doubtful accounts and other	534	396

Total deferred tax assets	7,336	10,440
Deferred tax liabilities:
Accounting method changes	(51)	(102)
Intangibles and other assets	(26,315)	(27,598)
Property and equipment	(3,976)	(4,589)

Total deferred tax liabilities	(30,342)	(32,289)

Net deferred tax liabilities	$(23,006)	$(21,849)

        The tax benefit of net operating losses, temporary differences, and credit carryforwards is recorded as an asset to the extent that management assesses that realization is "more likely than not." Realization of the future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. Because of reversing temporary differences, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently more likely than not and, accordingly, has not recorded a valuation allowance.

        At December 31, 2009, the Company had unused federal net operating losses of approximately $10.6 million expiring from 2022 to 2029. Additionally, there are unused state net operating losses of approximately $9.6 million that expire from 2015 to 2026.

        Federal net operating losses generated prior to August 18, 2006, of approximately $10.4 million are no longer subject to the maximum aggregate annual utilization as a result of the Merger and a previous equity recapitalization of the Company. Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an ownership change of a corporation. Accordingly, the Company's ability to utilize net operating loss and tax credit carryforwards may be limited in the future as a result of any additional ownership changes. Such a limitation could result in the expiration of carryforwards before they are utilized.

        At December 31, 2009, the Company had $1.0 million of unrecognized tax benefits. The Company is generally subject to federal and state examination for tax years after December 31, 2005, for federal purposes and after December 31, 2004, for state purposes.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

9. Acquisitions

        On February 1, 2008, the Company acquired the assets of two separate entities, each of which owned a radiation oncology treatment center in central Florida for approximately $9.2 million plus transaction expenses of $0.2 million. On July 1, 2008, the Company acquired the assets of one radiation oncology treatment center in Indiana for approximately $36.8 million plus transaction expenses of $0.3 million.

        On January 5, 2007, the Company acquired all of the stock of a corporation which owned one radiation oncology treatment center in Central California for approximately $12.8 million plus transaction expenses of $0.3 million. On June 15, 2007, the Company acquired the assets of four radiation oncology treatment centers near Tampa, Florida for approximately $7.8 million plus transaction expenses of $0.2 million.

        The Company allocated the purchase price of these acquisitions to tangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

        The Company believes the fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions.

10. Unconsolidated Joint Ventures

        The Company owns a 24.5% interest in the Southside Cancer Center and records its ownership interest under the equity method of investment in an unconsolidated joint venture. The Chairman of the Board is a partner in Ninth City Landowners, LLP (Ninth City), which also owns 24.5% of the Southside joint venture.

        At December 31, 2009 and 2008, the Company's investment in the unconsolidated joint venture was approximately $4.0 million and $4.4 million, respectively, and is recorded in other assets in the accompanying consolidated balance sheets.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

10. Unconsolidated Joint Ventures (Continued)

        The condensed financial position and results of operations of the unconsolidated joint venture are as follows (in thousands):

	December 31
	2009	2008
Assets
Current assets	$1,577	$3,064
Non-current assets	18,561	19,503

Total assets	$20,138	$22,567

Liabilities and stockholders' equity
Current liabilities	$468	$995
Non-current liabilities	5	1

Total liabilities	473	996
Stockholders' equity	19,665	21,571

Total liabilities and stockholders' equity	$20,138	$22,567

	Year Ended December 31
	2009	2008	2007
Net revenues	$5,601	$6,978	$7,004
Expenses	2,589	2,445	2,952

Net income	$3,012	$4,533	$4,052

        A summary of the changes in the equity investment in the unconsolidated joint venture is as follows (in thousands):

Balance at January 1, 2008	$4,710
Distributions from joint venture	(1,434)
Equity interest in net earnings of joint venture	1,144

Balance at December 31, 2008	4,420
Distributions from joint venture	(1,205)
Equity interest in net earnings of joint venture	738

Balance at December 31, 2009	$3,953

11. Commitments and Contingencies

Lease Commitments

        The Company is obligated under various operating leases for most of the Centers and related office space. Certain lease agreements for the Centers have rent escalation clauses that require rent to increase annually. For lease agreements with fixed rent escalation clauses, the Company records the rent expense straight-line over the life of the lease agreement. The Company recorded deferred rent of

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

11. Commitments and Contingencies (Continued)

$1.4 million and $1.1 million as of December 31, 2009 and 2008, respectively, in other long-term liabilities in the accompanying consolidated balance sheets. Total rent expense was approximately $8.3 million, $7.9 million and $7.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

        Future minimum annual lease commitments are as follows at December 31, 2009 (in thousands):

	Commitments	Less Sublease Rentals	Net Rental Commitments
2010	$8,553	$(24)	$8,529
2011	7,956	(16)	7,940
2012	7,598	—	7,598
2013	6,639	—	6,639
2014	6,387	—	6,387
Thereafter	19,274	—	19,274

	$56,407	$(40)	$56,367

Concentrations of Credit Risk

        Financial instruments, which subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash in bank accounts with highly rated financial institutions. These accounts may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Groups grant credit, without collateral, to patients, most of whom are local residents. Concentrations of credit risk with respect to accounts receivable relate principally to third-party payors whose ability to pay for services rendered is dependent on their financial condition.

Insurance

        The Company maintains insurance with respect to professional liability and associated various liability risks on a claims-made basis in amounts believed to be customary and adequate. In addition, pursuant to the management services agreement, the Groups are required to maintain comprehensive medical malpractice insurance. The Company is not aware of any outstanding claims or unasserted claims that are likely to be asserted against the Company or the Groups, which would have a material impact on its consolidated financial position or results of operations.

        The Company maintains all other traditional insurance coverage on either a fully insured or high deductible basis.

Legal Proceedings

        The Company is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management, based on advice of legal counsel, that such litigation and claims will be resolved without material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

11. Commitments and Contingencies (Continued)

        In 2009, the Company settled certain litigation. In accordance with the settlement agreement, the Company received proceeds from the settlement in 2009, a portion of which was remitted to the affected Group. These net proceeds reduced general and administrative expenses for the year ended December 31, 2009, by a material amount. In connection with the settlement, the Company recorded a $4.3 million reduction to general and administrative expenses for the year ended December 31, 2009.

Employment Agreements

        The Company is party to employment agreements with several of its employees that provide for annual base salaries, targeted bonus levels, severance pay under certain conditions and certain other benefits.

        In 2007, the Company terminated several officers and other employees with employment agreements. A $3.7 million severance charge was recorded in general and administrative expenses in 2007. Severance amounts, less standard deductions and withholdings, were paid over time pursuant to the Company's standard payroll practices.

Vidalia Regional Cancer Center, LLC

        In January 2006, the Company and Meadows Regional Medical Center (Meadows) located in Vidalia, Georgia, formed the Vidalia Regional Cancer Center, LLC (Vidalia). Vidalia was formed to develop, operate, and manage the Vidalia Regional Cancer Center. OnCure and Meadows will each own a 50% interest and have committed to fund an initial $1 million of initial capital upon the successful issuance of a Georgia Certificate of Need (CON) by the Georgia Department of Community. OnCure will be the managing member. The Georgia Department of Community has issued a CON to Vidalia to develop the center, however there has been no development activity to date.

12. Retirement Plan

        The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code (the Retirement Plan). The Retirement Plan allows all full-time employees to defer a portion of their compensation on a pretax basis through contributions to the Retirement Plan. The Company may elect to make a matching contribution of 3% of the employee's eligible compensation up to a maximum of $2,500. The Company's matching contribution for the years ended December 31, 2009, 2008 and 2007, was $0, $0.4 million and $0.3 million, respectively.

13. Equity Incentive Plan

        The Company established the OnCure Holdings, Inc. Equity Incentive Plan (the Plan) pursuant to which the Company may issue to directors, officers, employees, and key consultants of the Company options to purchase shares of common stock. The Plan provides for the issuance of incentive stock options (ISO) and nonqualified stock options (NSO). At December 31, 2009, there were 5,025,228 shares of common stock available for issuance under the Plan. The Plan is administered by the Board of Directors or a committee appointed by the Board of Directors. The administrator determines to whom the award is made, the vesting, timing, amounts, and other terms of the award. The exercise price of an ISO or NSO may not be less than the fair value, as determined by the Board of Directors,

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

13. Equity Incentive Plan (Continued)

of the Company's common stock on the date of the grant. No options granted under the Plan have a term in excess of 10 years from the date of grant. Options issued under the Plan may vest over varying periods of up to four years. One-third of all option grants are subject to performance vesting whereby options will vest upon a change in control of the Company. These options will not vest unless change in control occurs and a required rate of return is achieved. Compensation expense related to these options will not be recognized until such time that a change in control is probable.

        Total stock-based compensation expense for the years ended December 31, 2009, 2008 and 2007, was $0.9 million, $0.8 million and $0.3 million, respectively, for stock options granted under the Plan and were recorded in salaries and benefits in the accompanying consolidated statements of operations.

        The weighted-average assumptions used to estimate the fair value of options granted under its option plans for each of the years ending December 31 were as follows:

	2009	2008	2007
Average expected term (years)	6.25	6.25	6.25
Expected volatility (weighted-average range)	53% - 54%	42% - 46%	43% - 49%
Risk-free interest rate	1.8% - 2.6%	1.6% - 3.4%	4.0% - 5.0%
Expected dividend yield	0%	0%	0%

        The following summarizes the stock option activity for the Plan:

	Number of Stock Options	Weighted- Average Exercise Price
Balance at January 1, 2009	$3,732,429	3.71
Granted	80,000	6.53
Exercised	(23,637)	3.50
Cancelled, forfeited, and expired	(267,935)	5.58

Balance at December 31, 2009	3,520,857	3.63

Options vested	1,748,797

Options expected to vest	$3,190,564

        The following table summarizes information about the Company's stock options outstanding under the Plan at December 31, 2009:

Stock Options Outstanding					Stock Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Term	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
$1.50 - $6.60	3,520,857	7.2	$3.63	$9,411,027	1,748,797	$3.31	7.0	$5,157,571

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

13. Equity Incentive Plan (Continued)

        The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the price of the Company's common stock as determined by the Board of Directors at December 31, 2009, for those awards that have an exercise price currently below the quoted price.

        The weighted-average, grant-date fair value of options granted during the years ended December 31, 2009, 2008 and 2007, was $3.43, $2.52 and $1.84, respectively. As of December 31, 2009, there was $1.2 million (net of estimated forfeitures) of total unrecognized compensation cost related to nonvested options granted under the Plan. The weighted-average term over which the compensation cost will be recognized is two years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures.

14. Related-Party Transactions

Transactions with the Chairman of the Board

        The Company has a management service agreement with Integrated Community Oncology Network, LLC ("ICON"). Dr. Paryani, Chairman of the Board is a manager and equity holder of ICON. We receive a management fee based on a fixed percentage of the earnings, while ICON retains the remaining earnings. Under this agreement, ICON retained $3.1 million, $3.3 million and $3.7 million for its medical services for the years ended December 31, 2009, 2008 and 2007, respectively.

        The Company leases three radiation treatment centers in Florida from entities affiliated with the Chairman of the Board. The Company recorded rent expense related to these centers of approximately $0.7 million, $0.7 million and $0.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

        The Company has a management services agreement to provide management and administrative services to Cyclotron Center of Northeast Florida, LLC (Cyclotron) and PET/CT Center of North Florida, LLC (PET/CT Center) which own, operate, and supply mobile PET/CT units in the same market. The Chairman of the Board has an ownership interest in these companies. The Company recognized revenue associated with this management services agreement of approximately $0.8 million, $0.7 million and $0.8 million in 2009, 2008 and 2007, respectively. The Company has accounts receivable due under this management services agreement of $0.3 million and $0.1 million at December 31, 2009 and 2008, respectively.

        The Company also provides a payroll processing service for PET/CT Center and Cyclotron. The Company recorded receivables for reimbursement of these services of $0.4 million and $0.2 million at December 31, 2009 and 2008, respectively.

        The Company owns a 24.5% interest in Southside as does an entity in which the Chairman of the Board has an ownership interest that also holds a 24.5% interest. The Company records its ownership interest under the equity method of investment in an unconsolidated joint venture as described in Note 10.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

14. Related-Party Transactions (Continued)

Transactions with Other Related Parties

        In accordance with a Stock Purchase Agreement, the Company agreed to pay an annual sponsor fee to Genstar Capital, LLC, a beneficial owner of common stock of the Company. The Company paid $1.5 million for sponsor fee expenses for each of the years ended December 31, 2009, 2008 and 2007, which is included in general and administrative expenses in the accompanying consolidated statements of operations.

        The Company has an MSA with Coastal Radiation Oncology Medical Group, Inc. ("Coastal"). Dr. Stella, one of the members of the board of directors, is a shareholder of Coastal and also serves as President of Coastal. We receive a management fee based on a fixed percentage of the earnings, while Coastal retains the remaining earnings. Under this MSA, Coastal retained $7.5 million, $8.8 million and $7.1 million for its medical services for the years ended December 31, 2009, 2008 and 2007, respectively.

        The Company leases four radiation oncology treatment centers from entities affiliated with Dr. Stella and leases one facility used for administrative offices and physics services from an entity affiliated with Dr. Stella. The Company recorded rent expense related to these leases of approximately $1.3 million, for each of the years ended December 31, 2009, 2008 and 2007, respectively.

15. Guarantors of Debt

        OnCure Holdings, Inc. is the borrower under the $210.0 million 11 3/4% Senior Secured Notes issued on May 13, 2010, which includes a full, unconditional and joint and several guarantees by the Company's wholly-owned subsidiaries. All of the operating income and cash flow of OnCure Holdings, Inc. is generated by its subsidiaries. As a result, funds necessary to meet the debt service obligations under the senior secured notes are provided by the distributions or advances from the subsidiary companies. Entries necessary to consolidate all of the subsidiary companies are reflected in

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

15. Guarantors of Debt (Continued)

the Eliminations/Adjustments column. The condensed consolidating financial statements for OnCure Holdings, Inc., the guarantors and the non-guarantors are as follows:

Consolidating Balance Sheets
For the Year Ended December 31, 2009
(In Thousands, Except Share and Per Share Amounts)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations/ Adjustments	Total
Assets
Current assets:
Cash	$—	$5,365	$—	$—	$5,365
Accounts receivable, less allowances of $640	—	21,151	—	—	21,151
Deferred income taxes	—	1,063	—	—	1,063
Other current assets and prepaid expenses	—	5,379	—	—	5,379

Total current assets	—	32,958	—	—	32,958
Property and equipment, net	—	41,959	—	—	41,959
Goodwill	—	174,353	—	—	174,353
Intangibles and other assets	—	67,304	—	—	67,304
Intercompany receivable	51	300	(351)	—	—
Investment in subsidiaries	74,051	128	—	(74,179)	—
Assets of discontinued operations	—	—	612	—	612

Total assets	$74,102	$317,002	$261	$(74,179)	$317,186

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$—	$9,866	$—	$—	$9,866
Current portion of long-term debt and capital leases	—	3,483	—	—	3,483
Other current liabilities	—	333	—	—	333
Current liabilities of discontinued operations	—	—	133	—	133

Total current liabilities	—	13,682	133	—	13,815
Long-term debt, less current portion	—	194,860	—	—	194,860
Capital leases, less current portion	—	5,101	—	—	5,101
Other long-term liabilities	—	5,239	—	—	5,239
Deferred income tax liabilities	—	24,069	—	—	24,069

Total liabilities	—	242,951	133	—	243,084
Stockholders' equity (deficit)	74,102	74,051	128	(74,179)	74,102

Total liabilities and stockholders' equity (deficit)	$74,102	$317,002	$261	$(74,179)	$317,186

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

15. Guarantors of Debt (Continued)

Consolidating Balance Sheets
For the Year Ended December 31, 2008
(In Thousands, Except Share and Per Share Amounts)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations/ Adjustments	Total
Assets
Current assets:
Cash	$—	$9,346	$—	$—	$9,346
Accounts receivable, less allowances of $555	—	20,696	—	—	20,696
Deferred income taxes	—	1,717	—	—	1,717
Other current assets and prepaid expenses	—	2,067	—	—	2,067

Total current assets	—	33,826	—	—	33,826
Property and equipment, net	—	46,953	—	—	46,953
Goodwill	—	174,351	—	—	174,351
Intangibles and other assets	—	76,257	—	—	76,257
Intercompany receivable	18	395	(413)	—	—
Investment in subsidiaries	71,702	153	—	(71,855)	—
Assets of discontinued operations	—	—	638	—	638

Total assets	$71,720	$331,935	$225	$(71,855)	$332,025

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$—	$12,523	$—	$—	$12,523
Current portion of long-term debt and capital leases	—	2,822	—	—	2,822
Other current liabilities	—	478	—	—	478
Current liabilities of discontinued operations	—	—	72	—	72

Total current liabilities	—	15,823	72	—	15,895
Long-term debt, less current portion	—	207,224	—	—	207,224
Capital leases, less current portion	—	6,737	—	—	6,737
Other long-term liabilities	—	6,883	—	—	6,883
Deferred income tax liabilities	—	23,566	—	—	23,566

Total liabilities	—	260,233	72	—	260,305
Stockholders' equity (deficit)	71,720	71,702	153	(71,855)	71,720

Total liabilities and stockholders' equity (deficit)	$71,720	$331,935	$225	$(71,855)	$332,025

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

15. Guarantors of Debt (Continued)

Consolidating Statement of Operations
For the Year Ended December 31, 2009
(In Thousands)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations/ Adjustments	Total
Net revenue	$—	$106,757	$—	$—	$106,757
Total operating expenses	—	86,594	—	—	86,594

Income (loss) from operations	—	20,163	—	—	20,163
Total other expense, net	—	(17,154)	—	—	(17,154)

Income (loss) from continuing operations before income taxes	—	3,009	—	—	3,009
Income tax expense	—	(1,654)	—	—	(1,654)

Income (loss) before equity in earnings of unconsolidated subsidiaries	—	1,355	—	—	1,355
Equity in earnings of unconsolidated subsidiaries	1,355	—	—	(1,355)	—

Net income (loss)	$1,355	$1,355	$—	$(1,355)	$1,355

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

15. Guarantors of Debt (Continued)

Consolidating Statement of Operations
For the Year Ended December 31, 2008
(In Thousands)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations/ Adjustments	Total
Net revenue	$—	$108,684	$—	$—	$108,684
Total operating expenses	—	95,739	—	—	95,739

Income (loss) from operations	—	12,945	—	—	12,945
Total other expense, net	—	(20,286)	—	—	(20,286)

Loss from continuing operations before income taxes	—	(7,341)	—	—	(7,341)
Income tax benefit	—	2,990	—	—	2,990

Loss before equity in earnings of unconsolidated subsidiaries	—	(4,351)	—	—	(4,351)
Impairment loss from discontinued operations	—	(4,065)	—	—	(4,065)
Income from discontinued operations	—	—	29	—	29
Equity in earnings of unconsolidated subsidiaries	(8,387)	29	—	8,358	—

Net (loss) income	$(8,387)	$(8,387)	$29	$8,358	$(8,387)

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

15. Guarantors of Debt (Continued)

Consolidating Statement of Operations
For the Year Ended December 31, 2007
(In Thousands)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations/ Adjustments	Total
Net revenue	$—	$85,354	$364	$—	$85,718
Total operating expenses	—	78,118	211	—	78,329

Income (loss) from operations	—	7,236	153	—	7,389
Total other expense, net	—	(17,489)	(950)	—	(18,439)

Loss from continuing operations before income taxes	—	(10,253)	(797)	—	(11,050)
Income tax benefit	—	3,920	—	—	3,920

Loss before equity in earnings of unconsolidated subsidiaries	—	(6,333)	(797)	—	(7,130)
Income from discontinued operations	—	—	155	—	155
Equity in losses of unconsolidated subsidiaries	(6,975)	(642)	—	7,617	—

Net (loss) income	$(6,975)	$(6,975)	$(642)	$7,617	$(6,975)

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

15. Guarantors of Debt (Continued)

Consolidating Statements of Cash Flow
For the Year Ended December 31, 2009
(In Thousands)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations/ Adjustments	Total
Operating activities
Net income (loss)	$1,355	$1,355	$—	$(1,355)	$1,355
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in unconsolidated joint venture	—	(738)	—	—	(738)
Depreciation and amortization	—	18,718	—	—	18,718
Deferred income tax provision	—	1,290	—	—	1,290
Other, net	—	4,586	—	—	4,586
Changes in operating assets and liabilities	(1,438)	(8,255)	—	1,355	(8,338)

Net cash provided by operating activities	(83)	16,956	—	—	16,873
Investing activities
Purchases of property and equipment	—	(7,177)	—	—	(7,177)
Acquisition of radiation centers	—	(2)	—	—	(2)
Distribution received from unconsolidated joint venture	—	1,205	—	—	1,205

Net cash used in investing activities	—	(5,974)	—	—	(5,974)
Financing activities
Principal repayments of debt	—	(1,373)	—	—	(1,373)
Principal repayments of capital leases	—	(1,590)	—	—	(1,590)
Net repayments on line of credit	—	(12,000)	—	—	(12,000)
Proceeds from exercise of stock options	83	—	—	—	83

Net cash used in financing activities	83	(14,963)	—	—	(14,880)
Net decrease in cash	—	(3,981)	—	—	(3,981)
Cash, beginning of year	—	9,346	—	—	9,346

Cash, end of year	$—	$5,365	$—	$—	$5,365

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

15. Guarantors of Debt (Continued)

Consolidating Statements of Cash Flow
For the Year Ended December 31, 2008
(In Thousands)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations/ Adjustments	Total
Operating activities
Net (loss) income	$(8,387)	$(8,387)	$29	$8,358	$(8,387)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in unconsolidated joint venture	—	(1,144)	—	—	(1,144)
Depreciation and amortization	—	18,110	—	—	18,110
Impairment loss resulting from discontinued operations	—	4,065	—	—	4,065
Deferred income tax provision	—	(3,374)	—	—	(3,374)
Other, net	—	7,887	—	—	7,887
Changes in operating assets and liabilities	8,275	(6,325)	(29)	(8,358)	(6,437)

Net cash provided by operating activities	(112)	10,832	—	—	10,720
Investing activities
Purchases of property and equipment	—	(14,190)	—	—	(14,190)
Acquisition of radiation centers	—	(46,498)	—	—	(46,498)
Distribution received from unconsolidated joint venture	—	1,434	—	—	1,434

Net cash used in investing activities	—	(59,254)	—	—	(59,254)
Financing activities
Proceeds from issuance of debt	—	47,180	—	—	47,180
Principal repayments of debt	—	(1,042)	—	—	(1,042)
Principal repayments of capital leases	—	(1,377)	—	—	(1,377)
Net draws on line of credit	—	12,000	—	—	12,000
Proceeds from exercise of stock options	112	—	—	—	112

Net cash used in financing activities	112	56,761	—	—	56,873
Net increase in cash	—	8,339	—	—	8,339
Cash, beginning of year	—	1,007	—	—	1,007

Cash, end of year	$—	$9,346	$—	$—	$9,346

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

15. Guarantors of Debt (Continued)

Consolidating Statements of Cash Flow
For the Year Ended December 31, 2007
(In Thousands)

	Issuer OnCure Holdings, Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations/ Adjustments	Total
Operating activities
Net (loss) income	$(6,975)	$(6,975)	$(642)	$7,617	$(6,975)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in unconsolidated joint venture	—	(959)	—	—	(959)
Depreciation and amortization	—	15,626	36	—	15,662
Deferred income tax provision	—	(3,929)	—	—	(3,929)
Other, net	—	5,101	1,001	—	6,102
Changes in operating assets and liabilities	7,069	2,604	(395)	(7,617)	1,661

Net cash provided by operating activities	94	11,468	—	—	11,562
Investing activities
Purchases of property and equipment	—	(8,064)	—	—	(8,064)
Acquisition of radiation centers	—	(21,131)	—	—	(21,131)
Proceeds from the sale of equity interest in joint venture	—	3,303	—	—	3,303
Distribution received from unconsolidated joint venture	—	426	—	—	426
Contribution of capital to joint venture entities	—	(972)	—	—	(972)

Net cash used in investing activities	—	(26,438)	—	—	(26,438)
Financing activities
Proceeds from issuance of debt	—	21,100	—	—	21,100
Principal repayments of debt	—	(3,924)	—	—	(3,924)
Principal repayments of capital leases	—	(598)	—	—	(598)
Proceeds from issuance of common stock and exercise of stock options	241	—	—	—	241
Distributions to stockholders and redemption of preferred stock	(335)	—	—	—	(335)
Noncontrolling interest in partnership distributions	—	(357)	—	—	(357)
Distributions for contingent liability earn out	—	(948)	—	—	(948)

Net cash used in financing activities	(94)	15,273	—	—	15,179
Net increase in cash	—	303	—	—	303
Cash, beginning of year	—	704	—	—	704

Cash, end of year	$—	$1,007	$—	$—	$1,007

Report of Independent Auditors

Partners
ROA Associates, LLP

        We have audited the accompanying balance sheets of ROA Associates, LLP (ROA LLP) as of June 30, 2008 and December 31, 2007, and the related statements of operations, partners' capital, and cash flows for the six months ended June 30, 2008 and year ended December 31, 2007. These financial statements are the responsibility of ROA LLP's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of ROA LLP's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ROA LLP's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ROA Associates, LLP as of June 30, 2008 and December 31, 2007, and the results of its operations and its cash flows for the six months ended June 30, 2008 and year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cincinnati, Ohio
January 7, 2010

ROA Associates, LLP

Consolidated Balance Sheets

	June 30 2008	December 31 2007
Assets
Current assets:
Cash	$255,855	$169,195
Accounts receivable, net	1,319,625	875,303
Prepaid expenses and other current assets	187,453	144,424

Total current assets	1,762,933	1,188,922
Property and equipment, net	6,383,462	5,772,837
Other assets	7,993	—

Total assets	$8,154,388	$6,961,759

Liabilities and partners' capital
Current liabilities:
Accounts payable	$247,005	$40,512
Accrued expenses	335,764	112,001
Accrued compensation and benefits due to Radiation Oncology Associates, P.C.	253,628	269,816
Additional capital contribution due to Northeast Indiana Cancer Center, LLC	—	4,868
Current portion of long-term debt	1,553,809	747,332

Total current liabilities	2,390,206	1,174,529
Long-term debt, less current portion	3,990,096	4,341,711
Partners' capital	1,774,086	1,445,519

Total liabilities and partners' capital	$8,154,388	$6,961,759

See accompanying notes.

ROA Associates, LLP

Consolidated Statements of Operations

	Six Months Ended June 30,	Year Ended December 31,
	2008	2007
Net revenue	$5,342,950	$9,383,252
Cost of operations:
Billing and collection services fees to Radiation Oncology Associates, P.C.	267,146	469,140
Contract Labor	55,535	172,224
Contributions	28,000	84,191
Depreciation	486,664	971,356
Management fees to Radiation Oncology Associates, P.C.	267,146	469,140
Medical and therapy supplies	94,599	221,490
Miscellaneous	82,528	150,667
Personnel fees to Radiation Oncology Associates, P.C.	1,165,474	2,305,985
Professional fees	217,489	56,501
Repairs and maintenance	260,215	318,294
Taxes, other than income	42,278	84,915
Utilities	24,185	38,674

Total operating expenses	2,991,259	5,342,577

Income from operations	2,351,691	4,040,675
Other income (expense):
Interest expense	(168,864)	(390,673)
Equity in earnings of Northeast Indiana Cancer Center, LLC	112,861	238,041
Equity in earnings of Fort Wayne CyberKnife Physicians, LLC	99,900	54,220
Interest income	3,620	3,573

Total other income (expense)	47,517	(94,839)

Net income	$2,399,208	$3,945,836

See accompanying notes.

ROA Associates, LLP

Statements of Partners' Capital

Partners' Capital
Balance at January 1, 2007	$(1,000,877)

Net income	3,945,836
Distributions	(3,501,194)

Balance at December 31, 2007	1,445,519
Net income	2,399,208
Distributions	(2,070,641)

Balance at June 30, 2008	$1,774,086

See accompanying notes.

ROA Associates, LLP

Consolidated Statements of Cash Flows

	Six Months Ended June 30, 2008	Year Ended December 31, 2007
Operating activities
Net income	$2,399,208	$3,945,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	486,664	971,356
Equity in earnings of Northeast Indiana Cancer Center, LLC	(112,861)	(238,041)
Distributions received from Northeast Indiana Cancer Center, LLC	100,000	—
Equity in earnings of Fort Wayne CyberKnife Physicians, LLP	(99,900)	(54,220)
Distributions received from Fort Wayne CyberKnife Physicians, LLP	99,900	122,221
Changes in operating assets and liabilities:
Accounts receivable	(444,322)	(46,942)
Prepaid expenses and other current assets	(43,029)	(93,823)
Accounts payable	206,493	10,371
Accrued expenses	223,763	765
Accrued compensation and benefits	(16,188)	19,256

Net cash provided by operating activities	2,799,728	4,636,779
Investing activities
Purchases of property and equipment	(1,097,289)	(236,002)

Net cash used in investing activities	(1,097,289)	(236,002)
Financing activities
Payments received on notes receivable from partners	—	26,251
Proceeds from issuance of long-term debt	880,583	—
Principal payments on long-term debt	(425,721)	(750,814)
Payments on notes payable to partner	—	(153,363)
Distributions	(2,070,641)	(3,501,194)

Net cash used in financing activities	(1,615,779)	(4,379,120)
Net increase (decrease) in cash	86,660	21,657
Cash, beginning of period	169,195	147,538

Cash, end of period	$255,855	$169,195

See accompanying notes.

ROA Associates, LLP

Notes to Consolidated Financial Statements

June 30, 2008

1. Organization and Significant Accounting Policies

Organization

        ROA Associates, LLP, an Indiana Limited Liability Partnership (ROA LLP) owns the technical assets of an outpatient radiation oncology treatment facility (Facility) in Fort Wayne, Indiana.

        Radiation Oncology Associates, P.C., an Indiana professional corporation (ROA PC) performs radiation oncology health services to Northeast Indiana. ROA PC has personnel and expertise in providing management and personnel services for entities performing radiation therapy services such as those provided at the Facility.

        On July 3, 2008, U.S. Cancer Care, Inc. (USCC) purchased substantially all of the assets and properties that pertain to the Facility which relate to the provision of radiation oncology services. Prior to the sale of ROA LLP to USCC, ROA LLP and ROA PC were under common control.

        The Amended and Restated Partnership Agreement (Partnership Agreement) of ROA LLP details the management of the limited liability partnership, including allocations of net profit or losses, distributions, capital contributions, withdrawal or admission of a partner, management and control, and other matters. According to the Partnership Agreement, the limited liability partnership will continue until May 10, 2021, unless terminated prior to that date by the partners or dissolved earlier as provided by other terms and conditions.

Revenue Recognition and Accounts Receivable

        Net patient service revenues are recorded at the estimated net realizable amounts and consist primarily of fees for the technical services provided by ROA LLP pursuant to fee-for-service type arrangements with various payers including Medicare, health maintenance organizations (HMOs), insurance companies and private payers. Revenue under fee-for-service arrangements is recognized as the services are rendered. Contractual and bad debt allowances were $10,920,418 and $17,388,735 for the six months ended June 30, 2008 and year ended December 31, 2007, respectively. Contractual and bad debt adjustments are recorded on an estimated basis in the period the related services are rendered and adjusted in future periods as actual payments are received.

        Allowances to reduce accounts receivable to their estimated net realizable value at June 30, 2008 and December 31, 2007 are based on historical collection experience.

        The mix of gross receivables from patients and third-party payors were as follows:

	June 30 2008	December 31 2007
Medicare	27%	35%
Medicaid	9%	3%
Blue Cross	25%	9%
Patients	5%	9%
All other third-party payors	34%	44%

	100%	100%

ROA Associates, LLP

Notes to Consolidated Financial Statements (Continued)

June 30, 2008

1. Organization and Significant Accounting Policies (Continued)

Cash Equivalents

        ROA LLP considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents included money market account funds of $23,749 and $23,616 at June 30, 2008 and December 31, 2007, respectively.

Property and Equipment

        Property and equipment are stated at cost. Depreciation is computed by the straight-line method for financial reporting and accelerated methods for income tax purposes. Estimated useful lives for financial reporting purposes are as follows:

Buildings and improvements	15 - 39 years
Medical equipment	3 - 7 years
Office equipment	5 - 7 years

        Expenditures for normal repairs and maintenance are charged to expense as incurred.

Income Taxes

        ROA LLP is treated as a partnership for income tax purposes; consequently, federal and state income taxes are not payable by or provided for ROA LLP. Partners are taxed individually on their share of ROA LLP's earnings.

Concentrations of Credit Risk

        Financial instruments which potentially subject ROA LLP to concentrations of credit risk consist primarily of accounts receivable and funds maintained in demand deposit and money market accounts at financial institutions. ROA LLP generally does not require collateral or other security in extending credit to patients; however, ROA LLP routinely obtains assignments of (or is otherwise entitled to receive) benefits receivable under health insurance programs, plans or policies of patients. ROA LLP maintains its cash balances in a financial institution. These cash balances at times may exceed federally insured limits. ROA LLP has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

        The Medicare government reimbursement program accounts for a certain amount of ROA LLP's gross revenue. Currently, expenditure reduction efforts within the United States Congress have created uncertainty over the volume of future healthcare funding. While the healthcare funding reduction issues are presently ongoing, it is at least reasonably possible that the ultimate resolutions could have a negative impact on ROA LLP's future reimbursements for patient services.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

ROA Associates, LLP

Notes to Consolidated Financial Statements (Continued)

June 30, 2008

1. Organization and Significant Accounting Policies (Continued)

date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Accounting Pronouncements

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In addition, SFAS No. 157 requires ROA LLP to consider its own credit spreads when measuring the fair value of liabilities, including derivatives, and the credit spreads of ROA LLP's counterparties when measuring the fair value of assets, including derivatives. ROA LLP adopted SFAS No. 157 on January 1, 2008, as required, and it had no impact to ROA LLP's financial statements at the time of adoption.

2. Investments

        Northeast Indiana Cancer Center, LLC (NICC) is a joint venture between Parkview Health Systems, Inc. (PHS) and ROA LLP. NICC was formed in August 1999 and its purpose is to operate a Cancer Center providing radiation oncology and related health care services for patients residing in and around Northeast Indiana. NICC was formed as a limited liability company pursuant to the laws of the State of Indiana. ROA LLP records its 50 percent ownership in NICC on the equity method of accounting.

        Summarized financial information of NICC as of June 30, 2008 is as follows:

Current assets	$1,103,282
Non-current assets	546,665

Total assets	$1,649,947

Liabilities	$1,633,960
Members' equity	15,987

Total liabilities and equity	$1,649,947

        Fort Wayne CyberKnife, LLC (CyberKnife LLC) is a joint venture between ROA LLP and other qualifying physician groups. CyberKnife LLC was established in 2006 and its purpose is to own a membership interest in Fort Wayne CyberKnife Solutions, LLC (CyberKnife Solutions), which owns certain CyberKnife equipment, leases such equipment to Parkview Hospital, Inc. (PHI), a subsidiary of PHS, and manages PHI services relating to such equipment. CyberKnife LLC was formed as a limited liability company pursuant to the laws of the State of Indiana. ROA LLP initially recorded its 44.44 percent ownership in CyberKnife LLC on the equity method of accounting, but has discontinued applying the equity method of accounting as the investment was reduced to zero. ROA LLP has not guaranteed obligations of CyberKnife LLC or committed to provide additional support to CyberKnife LLC.

ROA Associates, LLP

Notes to Consolidated Financial Statements (Continued)

June 30, 2008

3. Debt Arrangements

        Long-term debt consists of the following:

	June 30 2008	December 31 2007
Note payable to National City Bank in monthly installments of $44,041 through November 1, 2013, including 6.98 percent fixed rate of interest, secured by equipment and fixtures	$2,341,215	$2,548,731
Mortgage note payable to Tower Bank & Trust Company in monthly installments of $14,640 through February 9, 2016, including 6.82 percent fixed rate of interest, secured by property	1,784,880	1,810,325
Note payable to Tower Bank & Trust Company in monthly installments of $16,900 through September 16, 2011, including variable prime rate of interest less .75 percent (4.25 percent at June 30, 2008), secured by inventory, accounts receivable, and other assets	478,944	565,133
Note payable to Tower Bank & Trust Company in monthly installments of $18,309 through February 11, 2010, including variable prime rate of interest less .75 percent (4.25 percent at June 30, 2008)	58,283	164,854
Note payable to Tower Bank & Trust Company in monthly installments of $33,777 through February 11, 2007, including variable rate of interest	—	—
Note payable to Tower Bank & Trust Company on January 16, 2009, including variable prime rate of interest less .75 percent (4.25 percent at June 30, 2008), secured by property	880,583	—

	5,543,905	5,089,043
Less current portion	1,553,809	747,332

	$3,990,096	$4,341,711

        Pursuant to a line of credit arrangement with a bank, the Company may borrow up to $1,000,000 subject to certain terms and conditions. The line of credit arrangement bears interest at the prime rate less .75 percent (4.25 percent at June 30, 2008). There were no borrowings pursuant to the line of credit arrangement at June 30, 2008 and December 31, 2007.

        On July 3, 2008, the aforementioned long-term debt was paid off. The notes payable to Tower Bank & Trust Company were cross-collateralized. The aforementioned debt arrangements were guaranteed by ROA LLP and to a limited extent certain ROA PC physicians.

        The debt arrangements included customary representations, warranties, and covenants, including minimum levels of debt service coverage and tangible net worth, additional borrowings, ownership

ROA Associates, LLP

Notes to Consolidated Financial Statements (Continued)

June 30, 2008

3. Debt Arrangements (Continued)

changes, and other terms and conditions. As of June 30, 2008 ROA LLP was in compliance with these covenants, terms, and conditions.

        Interest paid was $185,338 and $395,668 for the six months ended June 30, 2008 and year ended December 31, 2007, respectively.

4. Leases

        ROA LLP leases certain office space and medical equipment under noncancelable operating leases. Certain leases contain a provision for annual rent adjustment based on the consumer price index and certain leases with related parties have scheduled rent increases of 3 percent annually, as discussed below. At June 30, 2008, future minimum lease payments using operating leases with initial noncancelable lease terms of one year or more are $6,192 for the year ending June 30, 2008.

        Net operating lease expense totaled $7,194 and $8,616 for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively.

5. Related Parties

        Pursuant to a management agreement between ROA LLP and ROA PC, ROA PC provides medical supervision, management, marketing, information system, accounting, and technical personnel and human resource management services to ROA LLP in consideration for fees paid. The initial term of the management agreement was one year beginning in 2000 and automatically renews from year to year thereafter unless either party provides written notice to the other of its intention not to renew in accordance with the terms of the management agreement.

        A monthly management fee based on 5 percent of gross receipts, as defined, is charged by ROA PC to ROA LLP. Management fees charged by ROA PC to ROA LLP were $267,146 and $469,140 for the six months ended June 30, 2008 and year ended December 31, 2007, respectively.

        A monthly personnel fee based on the total cost of providing technical, office, nursing, and other personnel are charged by ROA PC to ROA LLP plus 5 percent. Personnel fees charged by ROA PC to ROA LLP were $1,165,474 and $2,305,985 for the six months ended June 30, 2008 and year ended December 31, 2007, respectively.

        ROA PC maintains a 401(k) employee defined contribution plan (Plan) covering substantially all of their employees. Participants may defer a portion of their earnings as provided by the Plan and ROA PC makes matching contributions up to the limits as provided by the Plan. ROA PC may also make discretionary profit sharing contributions in an amount determined by the Board of Directors. Expenses, included in personnel fees, charged to ROA LLP pursuant to the Plan totaled $239,121 and $271,706 for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively.

        A monthly support fee of $2,000 for postage, telephone, office supplies, and other expenses is also charged by ROA PC to ROA LLP.

        Pursuant to an agreement for billing and collection services between ROA LLP and ROA PC, ROA PC provides billing and collection services to ROA LLP in consideration for fees paid. ROA PC provides billing and collection services for the technical medical services rendered and charged by

ROA Associates, LLP

Notes to Consolidated Financial Statements (Continued)

June 30, 2008

5. Related Parties (Continued)

ROA LLP as well as the technical medical services component of global billings to patients, insurers, and other third-party payors. The initial term of the agreement for billing and collection services was one year beginning in 2000 and automatically renews from year to year thereafter unless either party provides written notice to the other of its intention not to renew in accordance with the terms of the agreement. A monthly billing and collection service fee based on 5 percent of ROA LLP's gross receipts, as defined, is charged by ROA PC to ROA LLP. The billing and collection services fees charged by ROA PC to ROA LLP were $267,146 for the six months ended June 30, 2008 and year ended $469,140 in 2007.

$210,000,000

11 3/4% Senior Secured Notes due 2017

        Dealer Prospectus Delivery Obligation:    Until the date that is 90 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2011

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware

        (a)   OnCure Holdings, Inc., MICA FLO II, Inc., Oncure Medical Corp., U.S. Cancer Care, Inc., USCC Acquisition Corp. and USCC Florida Acquisition Corp. are each incorporated under the laws of the State of Delaware.

        Section 145 of the Delaware General Corporation Law, or the DGCL, grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Under Section 145 of the DGCL, a corporation may pay any such expenses incurred by a director or officer in advance upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

        Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the director's fiduciary duty of care, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

        Furthermore, Section 145 of the DGCL provides that a corporation may maintain insurance, at its expense, to protect its directors and officers against any expense, liability or loss, regardless of whether the corporation has the power to indemnify such persons under the DGCL.

        The Amended and Restated Certificate of Incorporation of each of OnCure Holdings, Inc., Oncure Medical Corp. and U.S. Cancer Care, Inc. and the Certificate of Incorporation of USCC Acquisition Corp. eliminate the liability of each director in accordance with Section 102(b)(7) of the DGCL.

        The Amended and Restated Bylaws of OnCure Holdings, Inc., the Bylaws of each of MICA FLO II, Inc., Oncure Medical Corp., USCC Acquisition Corp. and USCC Florida Acquisition Corp., and the Bylaws and Amended Bylaws of U.S. Cancer Care, Inc. provide for (i) the indemnification of directors and officers to the extent permitted by law and (ii) at the request of any such director or officer and to the extent permitted by law, the advancement of expenses so incurred by any such director or officer in defending a civil or criminal action or proceeding.

        OnCure Holdings, Inc. currently carries directors and officers liability insurance on behalf of itself, its subsidiaries and their respective directors and officers, and the employment agreement we have entered into with Mr. Choate provides for indemnification and expense advances to the fullest extent permitted under the DGCL.

        (b)   Pointe West Oncology, LLC is registered under the laws of the State of Delaware.

        Section 18-108 of the Delaware Limited Liability Company Act, or the DLLCA, provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. However, to the extent that the limited liability company agreement seeks to restrict or limit the liabilities of such person, Section 18-1101 of the DLLCA prohibits it from eliminating liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing.

        The Certificate of Formation of Pointe West Oncology, LLC provides for the indemnification of its members and managers to the fullest extent permitted by the DLLCA. Its Limited Liability Company Operating Agreement, as amended, eliminates members' liability and also provides for the indemnification of its members to the fullest extent permitted by the DLLCA.

California

        (a)   Mission Viejo Radiation Oncology Medical Group, Inc., Santa Cruz Radiation Oncology Management Corp., USCC Healthcare Management Corp., Coastal Oncology, Inc. and Fountain Valley & Anaheim Radiation Oncology Centers, Inc. are each incorporated under the laws of the State of California.

        Section 204(a)(10) of the California Corporations Code permits a corporation's articles of incorporation to limit a director's liability to the corporation or its shareholders except with respect to the following items: (1) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (2) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (3) any transaction from which a director derived an improper personal benefit, (4) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the corporation or its shareholders, (5) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (6) contracts or transactions between the corporation and a director within the scope of Section 310 of the California Corporations Code, or (7) improper distributions, loans and guarantees under Section 316 of the California Corporations Code.

        Section 204(a)(11) of the California Corporations Code permits a corporation to authorize, whether by bylaw, agreement, or otherwise, the indemnification of agents (as defined in Section 317 of the California Corporations Code) in excess of that expressly permitted by Section 317 for those agents of the corporation for breach of duty to the corporation and its stockholders; provided, however, that the provision may not provide for indemnification of any agent for any acts or omissions or transactions from which a director may not be relieved of liability as set forth in Section 204(a)(10) or as to circumstances in which indemnity is expressly prohibited by Section 317 of the California Corporations Code.

        Section 317 of the California Corporations Code sets forth the provisions pertaining to the indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a California corporation, or is or was serving at the request of a California corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or other agent of a predecessor corporation of such California corporation or of another enterprise at the request of such predecessor corporation. Section 317 mandates a California corporation's indemnification of agents where the agent's defense of a proceeding is successful on the merits. In other cases, Section 317 allows a California corporation to indemnify agents for expenses (including amounts paid to defend, settle or otherwise dispose of a threatened or pending action, subject in some cases to court approval) if such agents acted in good faith and in a manner such agents believed to be in the best interests of such corporation, and if the indemnification is authorized by (1) a majority vote of a quorum of such corporation's boards of directors consisting of directors who are not party to the proceedings; (2) If such a quorum of directors is not obtainable, by independent legal counsel in a written opinion; (3) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (4) the court in which the proceeding is or was pending upon application by certain designated parties. Under certain circumstances, a California corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a California corporation to advance expenses to its agents for certain actions upon receiving an undertaking by the agent that he or she will reimburse such corporation if the agent is found liable.

        The Amended and Restated Articles of Incorporation of each of Santa Cruz Radiation Oncology Management Corp. and Coastal Oncology, Inc., the Articles of Incorporation of USCC Healthcare Management Corp. and the Restated Articles of Incorporation of Fountain Valley & Anaheim Radiation Oncology Centers, Inc. eliminate the liability of directors and provide for the indemnification of agents to the fullest extent permitted by California law. The Amended and Restated Articles of Incorporation of Mission Viejo Radiation Oncology Medical Group, Inc. eliminate the liability of directors and provide for the indemnification of directors and officers to the fullest extent permitted by California law.

        The Amended and Restated Bylaws of each of Mission Viejo Radiation Oncology Medical Group, Inc., Santa Cruz Radiation Oncology Management Corp., Coastal Oncology, Inc. and Fountain Valley & Anaheim Radiation Oncology Centers, Inc. and the Bylaws of USCC Healthcare Management Corp. provide for the indemnification of, and advancement of expenses to, directors and officers to the extent permitted by California law.

        (b)   Radiation Oncology Center, LLC is registered under the laws of the State of California.

        Under Section 17155 of the California Limited Liability Company Act, except for a breach of duty, the articles of organization or written operating agreement of a limited liability company may provide for indemnification of any person, including, without limitation, any manager, member, officer, employee or agent of the limited liability company, against judgments, settlements, penalties, fines or expenses of any kind incurred as a result of acting in that capacity. A limited liability company shall have the power to purchase and maintain insurance on behalf of any manager, member, officer, employee or agent of the limited liability company against any liability asserted against or incurred by the person in that capacity or arising out of the person's status as a manager, member, officer, employee or agent of the limited liability company.

        The Operating Agreement of Radiation Oncology Center, LLC provides for the indemnification of its member, manager and officers to the fullest extent permitted under California law.

Florida

        (a)   Manatee Radiation Oncology, Inc., Venice Oncology Center, Inc., Sarasota County Oncology, Inc., Sarasota Radiation & Medical Oncology Center, Inc., Charlotte Community Radiation Oncology, Inc., Englewood Oncology, Inc. and Interhealth Facility Transport, Inc. are each incorporated under the laws of the State of Florida.

        Section 607.0831 of the Florida Business Corporation Act, or the FBCA, provides, among other things, that a director is not personally liable for monetary damages to a company or any other person for any statement, vote, decision or failure to act by the director regarding corporate management or policy unless the director breached or failed to perform his or her duties as a director and such breach or failure constitutes (1) a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit; (3) a circumstance under which the liability provisions of Section 607.0834 of the FBCA (relating to the liability of the directors for improper distributions) are applicable; (4) willful misconduct or a conscious disregard for the best interest of the company in the case of a proceeding by or in the right of the company to procure a judgment in its favor or by or in the right of a stockholder or (5) recklessness or an act or omission in bad faith or with malicious purpose or with wanton and willful disregard of human rights, safety or property in a proceeding by or in the right of someone other than such company or a stockholder.

        Section 607.0850 of the FBCA authorizes, among other things, a company to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of the company) by reason of the fact that he is or was a director, officer, employee or agent of the company (or is or was serving at the request of the company in such a position for any entity) against liability incurred in connection with such proceedings, if he or she acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the company and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful.

        The FBCA requires that a director, officer or employee be indemnified for actual and reasonable expenses (including attorneys' fees) to the extent that he or she has been successful on the merits or otherwise in the defense of any proceeding. The FBCA also allows expenses of defending a proceeding to be advanced by a company before the final disposition of the proceedings, provided that the officer, director or employee undertakes to repay such advance if it is ultimately determined that indemnification is not permitted.

        The Articles of Amendment to the Articles of Incorporation of Manatee Radiation Oncology, Inc. provide for the indemnification of directors and officers to the fullest extent permitted by Florida law. The Amended and Restated Articles of Incorporation of each of Venice Oncology Center, Inc., Sarasota County Oncology, Inc., Sarasota Radiation & Medical Oncology Center, Inc., Charlotte Community Radiation Oncology, Inc. and Englewood Oncology, Inc. eliminate the liability of directors and provide for the indemnification of directors and officers to the fullest extent permitted by Florida law.

        The Amended and Restated Bylaws of each of Venice Oncology Center, Inc., Sarasota County Oncology, Inc., Sarasota Radiation & Medical Oncology Center, Inc., Charlotte Community Radiation Oncology, Inc. and Englewood Oncology, Inc. provide for the indemnification of, and advancement of expenses to, directors and officers subject to the requirements of Florida law. The Bylaws of Interhealth Facility Transport, Inc. provide for the indemnification of directors and officers with certain limitations.

        (b)   JAXPET, LLC and JAXPET/Positech, LLC are registered under the laws of the State of Florida.

        Section 608.4229 of the Florida Limited Liability Company Act permits a limited liability company to indemnify its members, managers, managing members, officers, employees, and agents subject to such standards and restrictions, if any, as are set forth in its articles of organization or operating agreement. A limited liability company may, and has the power to, but is not be required to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Notwithstanding the foregoing, indemnification or advancement of expenses should not be made to or on behalf of any member, manager, managing member, officer, employee, or agent if a judgment or other final adjudication establishes that the actions, or omissions to act, of such member, manager, managing member, officer, employee or agent were material to the cause of action so adjudicated and constitute any of the following: (i) a violation of criminal law, unless the member, manager, managing member, officer, employee, or agent had no reasonable cause to believe such conduct was unlawful; (ii) a transaction from which the member, manager, managing member, officer, employee, or agent derived an improper personal benefit; (iii) in the case of a manager or managing member, a circumstance under which the liability provisions of section 608.426 are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the limited liability company in a proceeding by or in the right of the limited liability company to procure a judgment in its favor or in a proceeding by or in the right of a member.

        The Operating Agreement of JAXPET, LLC provides for the indemnification of managers and officers of the company to the fullest extent permitted by Florida law, the advancement of expenses and the purchase of liability insurance. The Amended and Restated Operating Agreement of JAXPET/Positech, LLC provides for the indemnification of its member, manager and officers to the fullest extent permitted by law.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT INDEX

Exhibit		Description
3.1	*	Amended and Restated Certificate of Incorporation of OnCure Holdings, Inc.

3.2	*	Amended and Restated Bylaws of the OnCure Holdings, Inc.

3.3	*	Certificate of Incorporation of MICA FLO II, Inc.

3.4	*	Certificate of Amendment of Certificate of Incorporation of MICA FLO II, Inc.

3.5	*	Bylaws of MICA FLO II, Inc.

3.6	*	Amended and Restated Certificate of Incorporation of Oncure Medical Corp.

3.7	*	Bylaws of Oncure Medical Corp.

3.8	*	Certificate of Formation of Pointe West Oncology, LLC.

3.9	*	Limited Liability Company Operating Agreement of Pointe West Oncology, LLC.

3.10	*	First Amendment to the Operating Agreement of Pointe West Oncology, LLC.

3.11	*	Second Amendment to the Operating Agreement of Pointe West Oncology, LLC.

3.12	*	Amended and Restated Certificate of Incorporation of U.S. Cancer Care, Inc.

3.13	*	Bylaws of U.S. Cancer Care, Inc.

3.14	*	Amended Bylaws of U.S. Cancer Care, Inc.

3.15	*	Certificate of Incorporation of USCC Acquisition Corp.

3.16	*	Bylaws of USCC Acquisition Corp.

3.17	*	Certificate of Incorporation of USCC Florida Acquisition Corp.

3.18	*	Bylaws of USCC Florida Acquisition Corp.

3.19	*	Articles of Organization of Radiation Oncology Center, LLC.

3.20	*	Operating Agreement of Radiation Oncology Center, LLC.

3.21	*	Amended and Restated Articles of Incorporation of Mission Viejo Radiation Oncology Medical Group, Inc.

Exhibit		Description
3.22	*	Amended and Restated Bylaws of Mission Viejo Radiation Oncology Medical Group, Inc.*

3.23	*	Amended and Restated Articles of Incorporation of Santa Cruz Radiation Oncology Management Corp.

3.24	*	Amended and Restated Bylaws of Santa Cruz Radiation Oncology Management Corp.

3.25	*	Articles of Incorporation of USCC Healthcare Management Corp.

3.26	*	Bylaws of USCC Healthcare Management Corp.

3.27	*	Amended and Restated Articles of Incorporation of Coastal Oncology, Inc.

3.28	*	Amended and Restated Bylaws of Coastal Oncology, Inc.

3.29	*	Restated Articles of Incorporation of Fountain Valley & Anaheim Radiation Oncology Centers, Inc.

3.30	*	Amended and Restated Bylaws of Fountain Valley & Anaheim Radiation Oncology Centers, Inc.

3.31	*	Articles of Amendment to the Articles of Incorporation of Manatee Radiation Oncology, Inc.

3.32	*	Bylaws of Manatee Radiation Oncology, Inc.

3.33	*	Amended and Restated Articles of Incorporation of Venice Oncology Center, Inc.

3.34	*	Amended and Restated Bylaws of Venice Oncology Center, Inc.

3.35	*	Amended and Restated Articles of Incorporation of Sarasota County Oncology, Inc.

3.36	*	Amended and Restated Bylaws of Sarasota County Oncology, Inc.

3.37	*	Amended and Restated Articles of Incorporation of Sarasota Radiation & Medical Oncology Center, Inc.

3.38	*	Amended and Restated Bylaws of Sarasota Radiation & Medical Oncology Center, Inc.

3.39	*	Articles of Organization of JAXPET, LLC.

3.40	*	Operating Agreement of JAXPET, LLC.

3.41	*	First Amendment to the Operating Agreement of JAXPET, LLC.

3.42	*	Second Amendment to the Operating Agreement of JAXPET, LLC.

3.43	*	Amended and Restated Articles of Incorporation of Charlotte Community Radiation Oncology, Inc.

3.44	*	Amended and Restated Bylaws of Charlotte Community Radiation Oncology, Inc.

3.45	*	Amended and Restated Articles of Incorporation of Englewood Oncology, Inc.

3.46	*	Amended and Restated Bylaws of Englewood Oncology, Inc.

3.47	*	Articles of Incorporation of Interhealth Facility Transport, Inc.

3.48	*	Bylaws of Interhealth Facility Transport, Inc.

3.49	*	Articles of Organization of JAXPET/Positech, LLC.

3.50	*	Amended and Restated Operating Agreement of JAXPET/Positech, LLC.

4.1	*	Specimen Stock Certificate.

Exhibit		Description
4.2	*	Indenture, dated as of May 13, 2010, among OnCure Holdings, Inc., the Guarantors and Wilmington Trust FSB, as Trustee.

4.3	*	Form of 11 3/4% Senior Secured Note due 2017 (included as Exhibit A to Exhibit 4.2).

4.4	*	Form of Guarantee relating to the 11 3/4% Senior Secured Notes due 2017 (included as Exhibit E to Exhibit 4.2).

4.5	*	Registration Rights Agreement, dated as of May 13, 2010, among OnCure Holdings, Inc., the Guarantors, and Jefferies & Company, Inc.

5.1		Opinion of Latham & Watkins LLP.

5.2		Opinion of Smith, Hulsey & Busey, P.A.

10.1	*	Employment Agreement of L. Duane Choate, dated February 17, 2010.

10.2	*	Employment Agreement of Russell D. Phillips, Jr., dated August 18, 2006.

10.3	*	First Amendment to Employment Agreement of Russell D. Phillips, Jr., dated December 17, 2008.

10.4	*	Second Amendment to Employment Agreement of Russell D. Phillips, Jr., dated March 1, 2009.

10.5	*	Employment Agreement of William L. Pegler, dated August 18, 2006.

10.6	*	First Amendment to Employment Agreement of William L. Pegler, dated December 17, 2008.

10.7	*	Second Amendment to Employment Agreement of William L. Pegler, dated March 1, 2009.

10.8	*	Agreement Not to Compete of Shyam B. Paryani, M.D., dated 18, 2006.

10.9	*	Agreement Not to Compete of Russell D. Phillips, Jr., dated August 18, 2006.

10.10	*	Agreement Not to Compete of William L. Pegler, dated August 18, 2006.

10.11	*	Employment Agreement of Joseph Stork, dated March 1, 2008.

10.12	*	First Amendment to Employment Agreement of Joseph Stork, dated December 17, 2008.

10.13	*	Second Amendment to Employment Agreement of Joseph Stork, dated March 1, 2009.

10.14	*	Employment Agreement of David S. Chernow, dated May 17, 2007.

10.15	*	First Addendum to Employment Agreement of David S. Chernow, dated July 30, 2007.

10.16	*	Second Amendment to Employment Agreement of David S. Chernow, dated December 17, 2008.

10.17	*	Third Amendment to Employment Agreement of David S. Chernow, dated March 1, 2009.

10.18	*	Separation Agreement of David S. Chernow, dated February 19, 2010.

10.19	*	OnCure Holdings, Inc. Equity Incentive Plan, as amended.

10.20	*	Form of Incentive Stock Option Agreement under the OnCure Holdings, Inc. Equity Incentive Plan.

10.21	*	Form of Incentive Stock Option Agreement for Executive Management under the OnCure Holdings, Inc. Equity Incentive Plan.

Exhibit		Description
10.22	*	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the OnCure Holdings, Inc. Equity Incentive Plan.

10.23	*	Form of Non-Qualified Rollover Stock Option Agreement under the OnCure Holdings, Inc. Equity Incentive Plan.

10.24	*	Amended OnCure Holdings, Inc. 2009 Executive Incentive Plan.

10.25	*	Credit Agreement, dated as of May 13, 2010, among Oncure Medical Corp., each of the subsidiaries of OnCure Holdings, Inc. signatory thereto, OnCure Holdings, Inc., General Electric Capital Corporation and Wells Fargo Capital Finance, Inc.

10.26	*	Guaranty and Security Agreement, dated as of May 13, 2010, among Oncure Medical Corp., each of the subsidiaries of OnCure Holdings, Inc. signatory thereto, OnCure Holdings, Inc. and General Electric Capital Corporation.

10.27	*	Intercreditor Agreement, dated as of May 13, 2010, among General Electric Capital Corporation, Wilmington Trust FSB, Oncure Medical Corp. and the subsidiaries of OnCure Holdings, Inc. signatory thereto.

10.28	*	Subordination Agreement, dated as of May 13, 2010, among OnCure Holdings, Inc., Oncure Medical Corp., Genstar Capital, LLC and General Electric Capital Corporation.

10.29	*	Investor Rights Agreement, dated as of August 18, 2006, among OnCure Holdings, Inc., Genstar Capital Partners IV, L.P., Stargen IV, L.P., Caisse de Dépôt et Placement du Québec, Ares Capital Corporation, Florida Radiation Oncology Group, and the other signatories thereto.

10.30	*	Form of OnCure Holdings, Inc. Stockholders Agreement.

10.31	*	Advisory Services Agreement, dated as of August 18, 2006, between Oncure Medical Corp. and Genstar Capital, LLC.

10.32	*	Lease Agreement, dated November 29, 2007, between Corporex Inverness, LLC and Oncure Medical Corp.

10.33	*	Office Space Lease, dated November 27, 2007, between The Irvine Company LLC and Oncure Medical Corp.

10.34	*	Office Lease, dated November 1, 2002, between 8th City Landowners and USCC Florida Acquisition Corp.

10.35	*	Office Lease, dated October 1, 1999, between 6th City Landowners and U.S. Cancer Care Acquisition Corp.

10.36	*	Addendum to 6th City Landowners and U.S. Cancer Care Office Lease dated October 1, 1999, effective October 1, 2004.

10.37	*	Lease Agreement, dated February 1, 2003, between Ninth City Land Owners and USCC Florida Acquisition Corp.

10.38	*	Amendment Number One to Lease Agreement, dated February 1, 2003, between Ninth City Land Owners and USCC Florida Acquisition Corp., effective March 1, 2004.

10.39	*	Lease Agreement, dated February 1, 2001, between CROMG, LLC (f/k/a CROMG Partners) and Coastal Oncology, Inc. (f/k/a Coastal Radiation Oncology Medical Group, Inc.).

Exhibit		Description
10.40	*	Lease Agreement, dated February 1, 2001, between Cabrillo Radiation, LLC (f/k/a Ventura Building Partnership) and Coastal Oncology, Inc. (f/k/a Coastal Radiation Oncology Medical Group, Inc.).

10.41	*	Lease Agreement, dated February 1, 2001, between Santa Maria Radiation, LLC (f/k/a Santa Maria Building Partnership) and Coastal Oncology, Inc. (f/k/a Coastal Radiation Oncology Medical Group, Inc.).

10.42	*	Lease Agreement, dated February 1, 2001, between Santa Maria Radiation, LLC (f/k/a Santa Maria Building Partnership) and Coastal Oncology, Inc. (f/k/a Coastal Radiation Oncology Medical Group, Inc.).

10.43	*	Lease Agreement, dated February 1, 2001, between TROC, LLC (f/k/a TROC Building Partnership) and Coastal Oncology, Inc. (f/k/a Coastal Radiation Oncology Medical Group, Inc.).

10.44	*	Management Services Agreement, dated as of March 1, 2005, among USCC Florida Acquisition Corp., FROG Oncure Southside, LLC, Oncure Medical Corp. and Integrated Community Oncology Network, LLC.

10.45	*	Management Services Agreement, dated as of August 1, 2005, between JAXPET, LLC and Integrated Community Oncology Network, LLC, dba PET/CT Center of North Florida and Cyclotron Center of North East Florida.

10.46	*	Management Services Agreement, dated as of February 16, 2006, between U.S. Cancer Care, Inc. and Coastal Radiation Oncology Medical Group, Inc.

10.47	*	Management Services Agreement, dated as of September 1, 2005, between Coastal Oncology, Inc. (f/k/a Coastal Radiation Oncology Medical Group, Inc.) and Neuroscience Gamma Knife Center of Southern California, LLC.

10.48	*	First Amendment to Management Services Agreement, dated as of September 1, 2005, between Coastal Oncology, Inc. (f/k/a Coastal Radiation Oncology Medical Group, Inc.) and Neuroscience Gamma Knife Center of Southern California, LLC., effective February 16, 2006.

10.49	*	Second Amendment to Management Services Agreement, dated as of September 1, 2005, between Coastal Oncology, Inc. (f/k/a Coastal Radiation Oncology Medical Group, Inc.) and Neuroscience Gamma Knife Center of Southern California, LLC., effective March 1, 2007.

12.1	*	Statement Regarding the Computation of Ratio of Earnings to Fixed Charges.

21.1	*	Subsidiaries of the Registrant.

23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2		Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.3		Consent of Smith, Hulsey & Busey, P.A. (included in Exhibit 5.2).

24.1	*	Power of Attorney (included on signature page of the initial Registration Statement).

25.1	*	Statement of Eligibility of Wilmington Trust FSB to act as trustee under the Indenture dated as of May 13, 2010 under the Trust Indenture Act of 1939.

99.1		Letter of Transmittal with respect to the Exchange Offer.

99.2		Notice of Guaranteed Delivery with respect to the Exchange Offer.

99.3		Letter to DTC Participants regarding the Exchange Offer.

99.4		Letter to Beneficial Owners regarding the Exchange Offer.

*
Previously filed.

ITEM 22.    UNDERTAKINGS

        The following undertakings are made by each of the undersigned registrants:

  (a)
  The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

  (ii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        The undersigned registrant hereby undertakes that every prospectus (1) that is filed pursuant to the immediately preceding paragraph or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

        The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Arapahoe, State of Colorado, on December 22, 2010.

ONCURE HOLDINGS, INC.
By:	/s/ TIMOTHY A. PEACH
Timothy A. Peach
Chief Financial Officer & Treasurer

        Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Shyam B. Paryani, M.D.		Chairman of the Board of Directors	December 22, 2010
* L. Duane Choate		President, Chief Executive Officer and Director (Principal Executive Officer)	December 22, 2010
/s/ TIMOTHY A. PEACH Timothy A. Peach		Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 22, 2010
* Stanley M. Marks, M.D.		Director	December 22, 2010
* Jonathan R. Stella, M.D.		Director	December 22, 2010
* James D. Nadauld		Director	December 22, 2010
* Robert J. Weltman		Director	December 22, 2010
*By:	/s/ TIMOTHY A. PEACH Timothy A. Peach as Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, the co-registrants have duly caused this amendment no. 1 to the registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the County of Arapahoe, State of Colorado, on December 22, 2010.

Oncure Medical Corp.
Fountain Valley & Anaheim Radiation Oncology Centers, Inc.
Manatee Radiation Oncology, Inc.
MICA FLO II, Inc.
Mission Viejo Radiation Oncology Medical Group, Inc.
U.S. Cancer Care, Inc.
USCC Acquisition Corp.
USCC Florida Acquisition Corp.
USCC Healthcare Management Corp.
Sarasota Radiation & Medical Oncology Center, Inc.
Venice Oncology Center, Inc.
Englewood Oncology, Inc.
Charlotte Community Radiation Oncology, Inc.
Interhealth Facility Transport, Inc.
Sarasota County Oncology, Inc.
Santa Cruz Radiation Oncology Management Corp.
Coastal Oncology, Inc.
By:	/s/ TIMOTHY A. PEACH Timothy A. Peach Chief Financial Officer & Treasurer

        Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* L. Duane Choate		President, Chief Executive Officer and Director (Principal Executive Officer)	December 22, 2010
/s/ TIMOTHY A. PEACH Timothy A. Peach		Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	December 22, 2010
/s/ RUSSELL D. PHILLIPS, JR. Russell D. Phillips, Jr.		Executive Vice President, Secretary and Director	December 22, 2010
*By:	/s/ TIMOTHY A. PEACH Timothy A. Peach Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, the co-registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Arapahoe, State of Colorado, on December 22, 2010.

Jaxpet/Positech, LLC
By:	Its Sole Manager and Member
Jaxpet, LLC
By:	Its Sole Manager and Member
USCC Florida Acquisition Corp.
By:	/s/ TIMOTHY A. PEACH Timothy A. Peach Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Act, the co-registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Arapahoe, State of Colorado, on December 22, 2010.

Pointe West Oncology, LLC
By:	Its Members
Oncure Medical Corp.
By:	/s/ TIMOTHY A. PEACH Timothy A. Peach Chief Financial Officer
Mica Flo II, Inc.
By:	/s/ TIMOTHY A. PEACH Timothy A. Peach Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this amendment no. 1 to the registration statement has been signed in respect of the co-registrant above by the following persons in the capacities and on the dates indicated.

* L. Duane Choate		Manager	December 22, 2010
/s/ TIMOTHY A. PEACH Timothy A. Peach		Manager	December 22, 2010
/s/ RUSSELL D. PHILLIPS, JR. Russell D. Phillips, Jr.		Manager	December 22, 2010
*By:	/s/ TIMOTHY A. PEACH Timothy A. Peach Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, the co-registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Arapahoe, State of Colorado, on December 22, 2010.

Radiation Oncology Center, LLC
By:	Its Sole Manager and Member
Oncure Medical Corp.
By:	/s/ TIMOTHY A. PEACH Timothy A. Peach Chief Financial Officer